Form 10-K, Exhibit 13
period 1996-09-30
YONKERS FINANCIAL CORP
filed 1996-12-30
CIK 1005508

Exhibit 13





                               1996 ANNUAL REPORT











                          YONKERS FINANCIAL CORPORATION

                                TABLE OF CONTENTS








  President's Message............................................   ii
  Selected Consolidated Financial Information....................    1
  Management's Discussion and Analysis of Financial
    Condition and Results of Operations..........................    3
  Management's Report............................................   20
  Independent Auditors' Report...................................   21
  Consolidated Financial Statements..............................   22
  Stockholder Information........................................   53
  Corporate Information..........................................   54

                   [YONKERS FINANCIAL CORPORATION LETTERHEAD]



                                December 30, 1996


To Our Stockholders:

         It is with a great deal of pride that I present you with our first Annual Report following our public offering. Our stock conversion was an overwhelming success. To our customers, friends and associates who invested in the Company, we will endeavor to protect and reward your investment. To the directors, officers and staff, we thank you. Our first year as a public company has been a year of transition from our long tradition of operating as a mutual savings and loan association to operating as a stock savings and loan association. This year has been challenging, and on behalf of our directors, officers and employees, it is my pleasure to report to you the fiscal 1996 financial results of Yonkers Financial Corporation, the parent corporation of The Yonkers Savings and Loan Association, FA.

         In 1996, we continued to see growth in assets. Assets of the Company increased to $259.5 million compared to $208.3 million at September 30, 1995, a 25% increase. Asset growth was funded primarily through proceeds from the stock offering, borrowings and deposit inflows.

         Earnings for the year were $1.5 million as compared to $1.4 million for the year ended September 30, 1995. Net earnings for the 1996 fiscal year were reduced by a one-time federal deposit insurance assessment imposed by Congress to recapitalize the Savings Association Insurance Fund ("SAIF") of $1.2 million, or approximately $700,000 after taxes. Excluding the one-time SAIF special assessment, net earnings would have been approximately $2.2 million for the fiscal year ended September 30, 1996.

         The Company's Board of Directors declared its first cash dividend of $.05 per share, which was paid on September 9, 1996.

         We look forward to 1997 with great optimism. We continue to make every effort to provide our customers with the very best service by being a community-oriented financial institution and striving to meet their needs. I know I speak for every Yonkers Savings employee when I say we are all dedicated to maximizing shareholder value while offering the finest hometown financial services.

         Our new Internet address is "http://www.yonkers.com."

         Once again, it has been an exciting year for our directors, officers and employees and we look forward to the challenges which lie ahead.

                                                     Sincerely,

                                                     /s/ Richard F. Komosinski

                                                     Richard F. Komosinski
                                                     President

                   SELECTED CONSOLIDATED FINANCIAL INFORMATION



                                                                  At or For the Year Ended September 30,
                                                            --------------------------------------------------
                                                            1996       1995       1994       1993         1992
                                                            ----       ----       ----       ----         ----
                                                              (Dollars in Thousands, Except Per Share Data)

Selected Financial Condition Data

Total assets.........................................     $259,534   $208,283   $194,862    $182,717     $169,169
Loans, net(1)........................................       86,666     83,679     77,824      78,633       82,702
Mortgage-backed securities(2):
    Held to maturity.................................       58,139     52,611     49,181         ---          ---
    Available for sale...............................       22,711      6,436      7,786         ---          ---
    Held for investment..............................          ---        ---        ---      61,295       59,083
Other securities(2):
    Held to maturity.................................       36,868     42,853     38,539         ---          ---
    Available for sale...............................       35,841     14,441     11,430         ---          ---
    Held for investment..............................          ---        ---        ---      31,510       16,432
Cash and cash equivalents............................       12,500      3,261      5,818       7,083        7,239
Deposits.............................................      190,675    188,009    179,816     169,508      158,427
Borrowings...........................................       18,264      4,295        295         295          ---
Stockholders' equity(3)..............................       48,999     15,765     14,156      12,163       10,129

Selected Operating Data

Interest and dividend income.........................      $16,376    $14,063    $12,460     $12,372      $12,905
Interest expense.....................................        7,975      7,004      5,422       5,623        7,357
                                                           -------   --------   --------    --------     --------
    Net interest income..............................        8,401      7,059      7,038       6,749        5,548
Provision for loan losses............................          462        493         64         313           17
                                                          --------   --------  ---------    --------    ---------
    Net interest income after provision for loan
      losses.........................................        7,939      6,566      6,974       6,436        5,531
Non-interest income:
    Service charges and fees.........................          680        640        529         412          371
    Other............................................           22         46         96         247           93
Non-interest expense(4)..............................        6,204      4,779      4,272       3,716        3,301
                                                          --------   --------   --------    --------     --------
    Income before income tax expense and cumulative
      effect of change in accounting principle.......        2,437      2,473      3,327       3,379        2,694
Income tax expense...................................          917      1,033      1,356       1,338          960
                                                          --------   --------   --------    --------     --------
    Income before cumulative effect of change in
      accounting principle...........................        1,520      1,440      1,971       2,041        1,734
Cumulative effect of change in  accounting for income
    taxes............................................          ---        ---        326         ---          ---
                                                         ---------  ---------   --------   ---------    ---------
    Net income.......................................      $ 1,520    $ 1,440    $ 2,297     $ 2,041      $ 1,734
                                                           =======    =======    =======     =======      =======


                                          (footnotes located on following page)


                                                                        At or For the Year Ended September 30,
                                                                      --------------------------------------------
                                                                      1996    1995      1994      1993        1992
                                                                      ----    ----      ----      ----        ----
                                                                                 (Dollars in Thousands)
Selected Financial Ratios and Other Data

Performance Ratios:
    Return on assets (ratio of net income to average total
       assets)(5)...........................................         0.66%     0.72%      1.22%     1.16%      1.09%
    Return on equity (ratio of net income to average
       equity)(5)...........................................         4.60      9.61      17.31     17.78      18.29
    Average interest rate spread(5)(6)......................         3.13      3.34       3.58      3.68       3.34
    Net interest margin(5)(7)...............................         3.73      3.61       3.80      3.90       3.57
    Efficiency ratio(8).....................................        57.12     58.18      55.31     50.16      53.55
    Net interest income to non-interest expense.............       135.41    147.71     164.75    181.62     168.07
    Non-interest expense to average total assets............         2.70      2.39       2.27      2.11       2.08
    Average interest-earning assets to average
      interest-bearing liabilities(5).......................       117.07    107.70     107.45    106.84     105.31
    Earnings per share, from date of conversion.............      $  0.22       ---        ---       ---        ---
Capital Ratios and Other Data:
    Average equity to average assets(5).....................        14.41      7.50       7.04      6.53       5.97
    Equity to total assets at end of period.................        18.88      7.57       7.26      6.66       5.99
    Book value per share(9).................................       $13.72       ---        ---       ---        ---
    Total risk-based capital(10)............................        37.19%    18.66      18.67     16.02      14.40
Asset Quality and Other Data:
    Non-performing loans....................................      $ 2,775    $3,530     $2,663    $1,157     $1,773
    Real estate owned, net..................................          603       227         73       242        ---
                                                                 --------    ------    -------   -------   --------
    Total non-performing assets.............................      $ 3,378    $3,757     $2,736    $1,399     $1,773
                                                                  =======    ======     ======    ======     ======
    Asset quality ratios:
      Non-performing loans to total loans...................         3.14%     4.15%      3.35%     1.46%      2.12%
      Non-performing assets to total assets.................         1.30      1.80       1.40      0.77       1.05
    Allowance for loan losses to:
      Non-performing loans..................................        33.77     20.37      11.68     25.50      27.64
      Total loans...........................................         1.06      0.84       0.39      0.37       0.59
    Number of full-service banking offices..................            4         4          4         4          4

------------
 (1) Loans, net, represents total loans less net deferred loan fees, construction loans in process and the allowance for loan losses. The allowance for loan losses at September 30, 1996, 1995, 1994, 1993 and 1992 was $937,000, $719,000, $311,000, $295,000 and $490,000,
      respectively.
 (2) The Company has classified its securities as "held to maturity" or "available for sale" since September 30, 1994, when it adopted Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." See Notes 1 and 2 of the Notes to Consolidated Financial Statements.
 (3) Includes additional capital of $31.8 million at September 30, 1996 from the sale of the Holding Company's common stock (other than ESOP shares) in connection with the Association's conversion to stock form on April
      18, 1996.
 (4) For the year ended September 30, 1996, includes $1.2 million for the special assessment to recapitalize the Savings Association Insurance
      Fund. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Comparison of Operating Results for the
      Years Ended September 30, 1996 and 1995" and Note 6 of the Notes to Consolidated Financial Statements.
 (5)  Ratio is based on average monthly balances during the indicated periods.
 (6) The interest rate spread represents the difference between the weighted-average yield on interest-earning assets and the weighted-average cost of interest-bearing liabilities.
 (7) The net interest margin represents net interest income as a percent of average interest-earning assets.
 (8) The efficiency ratio represents non-interest expense (other than the special assessment in 1996 and certain loss provisions in each year) divided by the sum of net interest income and non-interest income (other than net security gains).
 (9) Represents stockholders' equity divided by total common shares outstanding at the end of the period.
(10) For definitions and further information relating to the Association's regulatory capital requirements, see "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources" and Note 11 of the Notes to Consolidated Financial Statements."

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS


General

         Yonkers Financial Corporation (the "Holding Company") is the unitary savings association holding company for The Yonkers Savings and Loan Association, FA (the "Association"), a federally chartered savings and loan association and a wholly-owned subsidiary of the Holding Company. Collectively, the Holding Company and the Association are referred to herein as the "Company." On April 18, 1996, the Association converted from a mutual savings and loan association to a stock savings and loan association (the "Conversion"). Concurrent with the Conversion, the Holding Company sold 3,570,750 shares of its common stock in a subscription and community offering at a price of $10.00 per share, for net proceeds of $34.6 million.

         The Company's primary market area consists of Westchester County, New York, and portions of Putnam, Rockland and Dutchess Counties, New York. Business is conducted from its executive offices as well as four full-service banking offices located in Yonkers, New York. The Association is a community- oriented savings institution whose business primarily consists of accepting deposits from customers within its market area and investing those funds in mortgage loans secured by one-to four-family residences. To a lesser extent, funds are invested in multi-family and commercial real estate, construction, land, consumer and commercial business loans. The Company also invests in mortgage-backed and other securities. The Holding Company's business activities have been limited to its ownership of the Association and certain short-term and other investments.

         The Company's results of operations are primarily dependent on net interest income, which is the difference between the interest income on its interest-earning assets, such as loans and securities, and the interest expense on its interest-bearing liabilities, such as deposits and borrowings. The Company's results of operations are also affected by the provision for loan losses, non-interest income and non-interest expense. Non-interest income primarily consists of service charges and fees on deposit and loan products. The Company's non-interest expenses primarily consist of employee compensation and benefits, occupancy and equipment expenses, federal deposit insurance costs, data processing service fees and other operating expenses.

         The Company's results of operations are significantly affected by general economic and competitive conditions (particularly changes in market interest rates), government policies, changes in accounting standards and actions of regulatory agencies. Future changes in applicable laws, regulations or government policies may have a material impact on the Company. Lending activities are influenced by the demand for and supply of housing, competition among lenders, the level of interest rates and the availability of funds. Deposit flows and costs of funds are influenced by prevailing market interest rates (including rates on non-deposit investment alternatives), account maturities, and the levels of personal income and savings in the Company's market area.

Operating Strategy

         The Company's basic mission is to maintain its focus as an independent, community-oriented financial institution serving customers in its primary market area. The Board of Directors has sought to accomplish this mission through an operating strategy designed to maintain capital in excess of regulatory requirements and manage, to the extent practical, the Company's loan delinquencies and vulnerability to changes in interest rates. The key components of the Company's operating strategy are to: (i) focus its lending operations on the origination of loans secured by one- to four-family residential real estate; (ii) supplement its one- to four-family residential lending activities with multi-family, commercial real estate, consumer, construction and land loans; (iii) augment its lending activities with investments in mortgage-backed and other securities; (iv) emphasize adjustable rate and/or short and medium duration assets; (v) build and maintain its regular savings, transaction, money market and club accounts; and (vi) increase, at a managed pace, the volume of the Company's assets and liabilities.

Comparison of Financial Condition at September 30, 1996 and 1995

         Total assets at September 30, 1996 increased $51.2 million, from $208.3 million at September 30, 1995 to $259.5 million at September 30, 1996. Asset growth was funded primarily through proceeds from the stock offering, as well as from borrowings and deposit inflows. Net proceeds received from the stock offering, which was completed on April 18, 1996, totaled $31.8 million, while borrowings increased $14.0 million and deposit liabilities increased $2.7 million.

         Funds provided by the stock offering, borrowings and deposit growth were primarily invested in securities, short-term investments and loans. Securities increased $37.3 million from $116.3 million at September 30, 1995 to $153.6 million at September 30, 1996. Short-term investments increased from $100,000 at September 30, 1995 to $10.3 million at September 30, 1996, reflecting a $10.2 million investment in a money market mutual fund. Net loans increased $3.0 million from $83.7 million at September 30, 1995 to $86.7 million at September 30, 1996.

         The securities portfolio at September 30, 1996 reflected a $37.7 million increase in available-for-sale securities and a $457,000 decrease in held-to-maturity securities, compared to a year earlier. The decrease in held-to-maturity securities primarily reflected $22.9 million in principal payments, maturities and calls, substantially offset by purchases of $22.1 million. The increase in available-for-sale securities primarily reflected purchases of $45.0 million, partially offset by $7.3 million in principal payments, maturities and calls. Available-for-sale securities represented 38.1% of the total securities portfolio at September 30, 1996, compared to 17.9% at September 30, 1995. Management has increased the level of available-for-sale securities to enhance the Company's overall financial flexibility, including the ability to reposition the portfolio in response to changes in interest rates and other market conditions.

         The overall increase in net loans reflects increases of $2.5 million in commercial real estate loans, $1.4 million in commercial business loans and $638,000 in consumer loans. These increases were partially offset by decreases of $1.0 million in one- to four-family mortgage loans, $178,000 in land loans, $176,000 in multi-family real estate loans and a net increase of $218,000 in the allowance for loan losses.

         Total borrowings of $18.3 million at September 30, 1996 reflected a $3.7 million increase in FHLB advances, compared to September 30, 1995, and $10.0 million borrowed under a securities repurchase agreement. The Company began to utilize repurchase agreements during the quarter ended September 30, 1996 as a means of leveraging available capital to support further asset growth and increase net interest income.

         Stockholders' equity increased $33.2 million, from $15.8 million at September 30, 1995 to $49.0 million at September 30, 1996. The increase was primarily attributable to capital of $31.8 million raised in the stock offering (net offering proceeds of $34.6 million less Employee Stock Ownership Plan ("ESOP") shares of $2.8 million) and net income of $1.5 million. The ratio of stockholders' equity to total assets at September 30, 1996 was 18.88%, as compared to 7.57% at September 30, 1995. The book value per share was $13.72 at September 30, 1996.

         Total non-performing assets decreased $379,000 from $3.8 million at September 30, 1995 to $3.4 million at September 30, 1996 as a result of a $755,000 reduction in nonaccrual loans past due ninety days or more, partially offset by a $376,000 increase in net real estate owned. The ratio of non-performing assets to total assets decreased to 1.30% at September 30, 1996 from 1.80% at September 30, 1995. The allowance for loan losses increased from $719,000 at September 30, 1995 to $937,000 at September 30, 1996 as a result of additional loan loss provisions of $462,000 less net charge-offs of $244,000. The ratio of the allowance for loan losses to non-performing loans increased to 33.77% at September 30, 1996 from 20.37% at September 30, 1995, and the ratio of the allowance to total loans increased to 1.06% at September 30, 1996 from 0.84% at September 30, 1995. See "Asset Quality" for further information.

Analysis of Net Interest Income

         Net interest income represents the difference between income on interest-earning assets and expense on interest-bearing liabilities. Net interest income is affected by the relative amounts of interest-earning assets and interest-bearing liabilities, and the interest rates earned or paid on them.

         The following table sets forth average balance sheets, average yields and costs, and certain other information for the years ended September 30, 1996, 1995 and 1994. The average yields and costs were derived by dividing interest income or expense by the average balance of the related assets or liabilities. Average balances were computed based on month-end balances. Management believes that the use of average monthly balances rather than average daily balances did not have a material effect on the information presented. The yields include the effect of deferred fees, discounts and premiums which are included in interest income. No tax-equivalent yield adjustments were made for tax-exempt securities, as the effect thereof was not material.


                                                                             For the Year Ended September 30,
                                             --------------------------------------------------------------------------------------
                                                           1996                            1995                            1994
                                             --------------------------------------------------------------------------------------
                                               Average               Average   Average               Average   Average
                                               Balance     Interest Yield/Cost  Balance   Interest  Yield/Cost  Balance   Interest
                                               -------     -------------------  -------   --------  ----------  -------   --------
                                                                                  (Dollars in Thousands)

Assets
Interest-earning assets:
   Loans(1).................................   $ 85,479    $ 7,471    8.74$    80,027    $ 6,937      8.67$    78,244    $ 6,292
   Mortgage-backed securities(2)............     66,778      4,346    6.51     58,662      3,813      6.50     55,592      3,465
   Other securities(2)......................     60,567      3,807    6.29     51,136      2,988      5.84     43,913      2,381
   Other earning assets.....................     12,367        752    6.08      5,670        325      5.73      7,375        322
                                              ---------   --------           --------   --------             --------   --------
     Total interest-earning assets..........    225,191    $16,376    7.27    195,495    $14,063      7.19    185,124    $12,460
                                                           =======                       =======                         =======

Allowance for loan losses...................      (841)                          (414)                           (356)
Non-interest-earning assets.................      5,062                         4,817                           3,619
                                              ---------                     ---------                      ----------
     Total assets...........................   $229,412                      $199,898                        $188,387
                                               ========                      ========                        ========

Liabilities and Equity
Interest-bearing liabilities:
   NOW, club  and money market accounts.....   $ 32,606   $    788    2.42   $ 28,910   $    710      2.46$    28,626   $    652
   Regular savings accounts(3)..............     51,564      1,336    2.59     60,173      1,610      2.68     74,274      2,003
   Savings certificate accounts.............    104,613      5,656    5.41     90,270      4,582      5.08     69,094      2,752
                                              ---------   --------           --------   --------             --------   --------
     Total deposits.........................    188,783      7,780    4.12    179,353      6,902      3.85    171,994      5,407

   Borrowings...............................      3,570        195    5.46      2,170        102      4.70        295         15
                                              ---------   --------           --------   --------             --------  ---------
     Total interest-bearing liabilities.....    192,353    $ 7,975    4.14    181,523    $ 7,004      3.85    172,289   $  5,422
                                                           =======                       =======                        ========

Non-interest-bearing liabilities............      3,996                         3,389                           2,830
                                              ---------                     ---------                      ----------
     Total liabilities......................    196,349                       184,912                         175,119

Equity......................................     33,063                        14,986                          13,268
                                              ---------                     ---------                       ---------
     Total liabilities and equity...........   $229,412                      $199,898                        $188,387
                                               ========                      ========                        ========

Net interest income.........................               $ 8,401                       $ 7,059                         $ 7,038
                                                           =======                       =======                         =======
Average interest rate spread(4).............                          3.13%                         3.34%
Net interest margin(5)......................                          3.73%                         3.61%
Net interest-earning assets(6)..............   $ 32,838                      $ 13,972                        $ 12,835
                                               ========                      ========                        ========
Ratio of total interest-earning assets to
 total interest-bearing liabilities.........                        117.07%                       107.70%



                                                   Average
                                                 Yield/Cost
                                                 ----------

Assets
Interest-earning assets:
   Loans(1).................................        8.04%
   Mortgage-backed securities(2)............        6.23
   Other securities(2)......................        5.42
   Other earning assets.....................        4.37

     Total interest-earning assets..........        6.73


Allowance for loan losses...................
Non-interest-earning assets.................

     Total assets...........................


Liabilities and Equity
Interest-bearing liabilities:
   NOW, club  and money market accounts.....        2.28%
   Regular savings accounts(3)..............        2.70
   Savings certificate accounts.............        3.98

     Total deposits.........................        3.14

   Borrowings...............................        5.08

     Total interest-bearing liabilities.....        3.15


Non-interest-bearing liabilities............

     Total liabilities......................

Equity......................................

     Total liabilities and equity...........


Net interest income.........................

Average interest rate spread(4).............        3.58%
Net interest margin(5)......................        3.80%
Net interest-earning assets(6)..............

Ratio of total interest-earning assets to
   total interest-bearing liabilities.......      107.45%


------------
(1) Balance is net of deferred loan fees and construction loans in process. Non-accrual loans are included in the balances.
(2) Average balance represents amortized cost.
(3) Includes mortgage escrow accounts.
(4) Average interest rate spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.
(5) Net interest margin represents net interest income divided by average total interest-earning assets.
(6) Net interest-earning assets represents total interest-earning assets less total interest-bearing liabilities.

         The following table presents the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected the Company's interest income and interest expense during the periods indicated. Information is provided in each category with respect to (i) changes attributable to changes in volume (changes in volume multiplied by prior rate), (ii) changes attributable to changes in rate (changes in rate multiplied by prior volume), and (iii) the net change. The changes attributable to the combined impact of volume and rate have been allocated proportionately to the changes due to volume and the changes due to rate.

                                              Fiscal 1996 Compared to Fiscal 1995 Fiscal 1995 Compared to Fiscal 1994
                                              -----------------------------------------------------------------------
                                                         Increase                           Increase
                                                        (Decrease)                         (Decrease)
                                                          Due to            Net              Due to           Net
                                                    Volume       Rate     Change        Volume      Rate     Change
                                                    ------       ----     ------        ------      ----     ------


Interest-earning assets:
   Loans.....................................        $  473    $   61     $  534         $  146   $  499    $  645
   Mortgage-backed securities................           528         5        533            194      154       348
   Other securities..........................           560       259        819            394      213       607
   Other earning assets......................           413        14        427           (79)       82         3
                                                    -------   -------    -------       -------   -------  --------
     Total...................................         1,974       339      2,313            655      948     1,603
                                                    -------   -------     ------        -------  -------    ------

Interest-bearing liabilities:
   NOW, club and money market accounts.......            89      (11)         78              6       52        58
   Regular savings accounts..................         (230)      (44)      (274)          (378)     (15)     (393)
   Savings certificate accounts..............           736       338      1,074            925      905     1,830
   Borrowings................................            62        31         93             88      (1)        87
                                                    -------    ------   --------        ---------------    -------
     Total...................................           657       314        971            641      941     1,582
                                                    -------   -------   --------        -------  -------    ------

Net change in net interest income............       $ 1,317   $    25    $ 1,342        $    14  $     7   $    21
                                                    =======   =======    =======        =======  =======   =======


Comparison of Operating Results for the Years Ended September 30, 1996 and 1995

         General. Net income was $1.5 million for the year ended September 30, 1996 compared to $1.4 million for the year ended September 30, 1995. The $80,000 increase in net income was primarily attributable to a $1.3 million increase in net interest income and a $116,000 decrease in income tax expense, substantially offset by a $1.4 million increase in non-interest expense. Net income for the year ended September 30, 1996 was reduced by a one-time special assessment of $1.2 million (approximately $700,000 after taxes) imposed by federal legislation to recapitalize the Savings Association Insurance Fund ("SAIF"). Excluding this special assessment, net income would have been approximately $2.2 million for the year ended September 30, 1996.

         Net Interest Income. Net interest income increased $1.3 million from $7.1 million for the year ended September 30, 1995 to $8.4 million for the year ended September 30, 1996. This increase was primarily attributable to the positive effect of an increase in average earning assets, partially offset by a 21 basis point decrease in the interest rate spread to 3.13% for the year ended September 30, 1996 from 3.34% for the prior year. The increase in average earning assets for the current fiscal year reflects reinvestment of the stock offering proceeds for the period from April 18, 1996 to September 30, 1996, as well as reinvestment of proceeds from borrowings and deposit growth.

         Compared to fiscal 1995, market interest rates remained relatively flat in fiscal 1996. The Company realized slightly higher average yields on its interest-earning assets primarily as a result of the reinvestment of principal payments, maturities and calls into higher yielding intermediate term securities, and the increase in the proportion of the Company's assets consisting of non-residential loans. However, a shift from generally lower rate regular savings accounts to generally higher rate certificate accounts had a negative impact on the Company's average interest-rate spread in fiscal 1996 compared to fiscal 1995.

         Interest and Dividend Income. Interest and dividend income totaled $16.4 million for the year ended September 30, 1996, an increase of $2.3 million as compared to interest and dividend income of $14.l million for the year ended September 30,1995. This increase reflects a $29.7 million increase in total average interest-earning assets and an 8 basis point increase in the average yield on such assets to 7.27% for the year ended September 30, 1996 from 7.19% for the prior year. Interest income on loans increased by $534,000 to $7.5 million for the year ended September 30, 1996 from $6.9 million for the year ended September 30, 1995, reflecting a $5.5 million increase in the average balance of loans and a 7 basis point increase in the average yield. The increase in the average balance of loans was primarily attributable to increases in commercial real estate and commercial business loans. On a combined basis, interest and dividend income on mortgage-backed and other securities increased $1.4 million to $8.2 million for the year ended September 30, 1996 from $6.8 million for the year ended September 30, 1995. This combined increase consisted of (i) an $819,000 increase in interest on other securities, attributable to a $9.4 million increase in the average balance and a 45 basis point increase in the average yield and (ii) a $533,000 increase in interest on mortgage-backed securities, primarily attributable to an $8.1 million increase in the average balance. Interest and dividend income on other earning assets increased $427,000, primarily due to the reinvestment of a portion of the stock offering proceeds in short-term liquid assets.

         Interest Expense. Interest expense totaled $8.0 million for the year ended September 30, 1996, an increase of $1.0 million as compared to interest expense of $7.0 million for the year ended September 30, 1995. Interest expense on deposits increased $878,000 to $7.8 million for the year ended September 30, 1996 from $6.9 million for the year ended September 30, 1995. This increase reflects a $9.4 million increase in the average balance of interest-bearing deposits and a 29 basis point increase in the average rate to 4.14% for the year ended September 30, 1996 from 3.85% for the prior year. The increase in average interest-bearing deposits consisted of a $14.3 million increase in average savings certificate accounts (to $104.6 million from $90.3 million) and a $3.7 million increase in average NOW, money market and club accounts, partially offset by an $8.6 million decrease in average regular savings accounts (to $51.6 million from $60.2 million). The overall increase in the average rate paid reflects the continuing shift from generally lower rate regular savings accounts to generally higher rate certificate accounts. Interest expense on borrowings increased $93,000 to $195,000 for the year ended September 30, 1996 from $102,000 for the year ended September 30, 1995. This increase primarily reflects a $1.4 million increase in average borrowings to $3.6 million for the year ended September 30, 1996 from $2.2 million for the prior year, as the Company increased its borrowings to leverage available capital and support further asset growth.

         Provision for Loan Losses. The provision for loan losses was $462,000 for the year ended September 30, 1996, compared to $493,000 for prior year. Net loan charge-offs were $244,000 for the year ended September 30, 1996, compared to $85,000 for the year ended September 30, 1995. Non-performing loans totaled $2.8 million at September 30, 1996, down from $3.5 million at September 30, 1995. The allowance for loan losses was $937,000 or 1.06% of total loans at September 30, 1996, compared to $719,000 or 0.84% of total loans at September 30, 1995. The ratio of the allowance for loan losses to non-performing loans was 33.77% at September 30, 1996, compared to 20.37% a year earlier. Management maintains the allowance for loan losses based on the analysis of various factors, including the market value of the underlying collateral, growth and composition of the loan portfolio, the relationship of the allowance for loan losses to outstanding loans, historical loss experience, delinquency trends and prevailing economic conditions.

         Charge-offs for the year ended September 30, 1996 include $203,000 for the settlement of the Company's non-performing interest in a participation loan, as well as $97,000 for three single-family properties that were transferred into real estate owned. The participation loan was originated by the Thrift Association Service Corporation ("TASCO") in 1986 and was secured by a co-op located in Kew Gardens, New York. Management decided to replenish the allowance for the net charge-offs recognized during the year ended September 30,1996 and to further increase the allowance as a result of loan growth and changes in the portfolio mix. Subject to market conditions in the future, the Company intends to continue to expand its multi-family and commercial real estate lending. As a result, these loan categories may represent a larger percentage of the total loan portfolio in the future. Since such loans are generally thought to carry a higher degree of credit risk than one-to four-family residential loans, such a change in the loan portfolio mix would probably result in a further increase in the allowance for loan losses. Although the Company maintains its allowance for loan losses at a level it considers adequate to absorb probable losses, there can be no assurance that such losses will not exceed the estimated amounts or that additional substantial provisions for loan losses will not be required in future periods. See "Asset Quality."

         Non-Interest Income. Non-interest income for the year ended September 30, 1996 increased $16,000 to $702,000 from $686,000 for the year ended September 30, 1995. This increase was primarily attributable to a $40,000 increase in service charges and fee income, reflecting higher transaction volume, partially offset by a $29,000 decrease in the net gain on sales of securities.

         Non-Interest Expense. Non-interest expense for the year ended September 30, 1996 increased $1.4 million to $6.2 million from $4.8 million for the prior year. The increase was primarily attributable to the one-time SAIF special assessment of $1.2 million (discussed in the next paragraph), an increase of $339,000 in compensation and benefits expense and an increase of $82,000 in occupancy and equipment expense, partially offset by a decrease of $241,000 in other non-interest expense. The increase in compensation and benefits expense primarily reflects recognition of $147,000 in current-year expense associated with the ESOP; merit and performance-based increases for management and staff members; and an increase in the number of employees. The increase in occupancy and equipment expense primarily reflects the leasing of additional space for corporate offices. The decrease in other non-interest expense was primarily attributable to adjustments related to the Company's claim against Nationar, a check-clearing and trust company which failed in February 1995. At that time, the Company had a check clearing balance of $841,000 due from Nationar. Based on management's concerns about the probability of fully collecting this balance, a provision for losses of $168,000 was recognized in other non-interest expense for the year ended September 30, 1995, which reduced the net carrying amount of the claim to $673,000. In June 1996, the Company collected $835,000 in settlement of the claim. The difference of $162,000 between the amount collected and the net carrying amount was reflected as a credit to other non-interest expense for the year ended September 30, 1996. The ratio of non-interest expense to average total assets (excluding the one-time SAIF special assessment) decreased to 2.20% for the year ended September 30, 1996 from 2.39% for the prior year.

         The deposits of savings associations such as the Association are insured by the SAIF which, together with the Bank Insurance Fund ("BIF"), comprise the deposit insurance funds administered by the Federal Deposit Insurance Corporation ("FDIC"). BIF-insured institutions have been assessed premiums at lower rates since 1995, when the BIF achieved the ratio of reserves to deposits required by statute. In response to this premium disparity, the Deposit Insurance Funds Act ("Act") was enacted into law on September 30, 1996. Among other things, the Act requires depository institutions to pay a one-time special assessment of 65.7 basis points on their SAIF-assessable deposits as of March 31, 1995, in order to recapitalize the SAIF to the reserve level required by statute. Accordingly, the Company's consolidated statement of income for the year ended September 30, 1996 reflects a separate expense charge of approximately $1.2 million for the accrual of this special assessment which was paid in
                                        9

November 1996. In view of the recapitalization of the SAIF, the FDIC has reduced the ongoing premium rates and, accordingly, the Company expects to incur substantially lower deposit insurance costs in the year ending September 30, 1997 compared to recent years.

         Income Tax Expense. Income tax expense for the year ended September 30, 1996 decreased $116,000 as compared to the prior year although pre-tax income was substantially the same for the two periods. The current-year decrease was primarily attributable to a $100,000 tax benefit recognized in the quarter ended September 30, 1996, due to a decrease in deferred tax liabilities caused by an amendment to the New York State tax law enacted in July 1996. The amendment changed the base-year for tax bad debt reserves to December 31, 1995, and eliminated the need for a deferred tax liability previously recognized for reserves in excess of the base-year amount. See Note 8 of the Notes to Consolidated Financial Statements for a further discussion of this amendment and the Association's tax bad debt reserves.

Comparison of Operating Results for the Years Ended September 30, 1995 and 1994

         General. Net income for the year ended September 30, 1995 was $1.4 million, compared to $2.3 million for the year ended September 30, 1994. The $857,000 decrease was primarily attributable to a $429,000 increase in the provision for loan losses, a $507,000 increase in non-interest expense and the absence in fiscal 1995 of a $326,000 credit to earnings which had been recognized in fiscal 1994 as a result of a change in accounting for income taxes. These factors were partially offset by a $323,000 decrease in income tax expense.

         Net Interest Income. Net interest income, or the difference between interest and dividend income and interest expense, was substantially unchanged at $7.0 million for each of the years ended September 30, 1995 and 1994. The positive effect of an increase in average net interest-earning assets was substantially offset by a 24 basis point decrease in the average interest rate spread to 3.34% for the 1995 fiscal year from 3.58% for the 1994 fiscal year. The Company's net interest margin declined by 19 basis points to 3.61% for the year ended September 30, 1995 from 3.80% for the year ended September 30, 1994.

         Compared to fiscal 1994, market interest rates were higher in fiscal 1995 across the entire U.S. Treasury yield curve. The Company realized higher average yields on its interest-earning assets primarily as a result of upward rate repricings on adjustable-rate assets, the addition of new assets in the higher rate environment and the increase in the proportion of the Company's assets consisting of non-residential loans. However, the Company's interest-bearing liabilities, particularly its savings certificate accounts which had increasing average balances, repriced more quickly in fiscal 1995 than its interest-earning assets. This had a negative impact on the Company's average interest rate spread and net interest margin in fiscal 1995 compared to fiscal 1994.

         Interest and Dividend Income. Interest and dividend income totaled $14.1 million for the year ended September 30, 1995, compared to $12.5 million for the year ended September 30, 1994. This increase reflects a $10.4 million increase in total average interest-earning assets in fiscal 1995 compared to the prior fiscal year, and a 46 basis point increase in the average yield on such assets over the same period. Interest income on loans increased by $645,000 to $6.9 million for fiscal 1995 from $6.3 million in the prior year, reflecting a $1.8 million increase in the average balance of loans and a 63 basis point increase in the average yield to 8.67%. The increase in the average balance of loans was primarily due to an increase in commercial real estate, multi-family and land loans. On a combined basis, interest and dividend income on mortgage-backed and other securities increased $955,000 to $6.8 million for fiscal 1995 from $5.8 million for fiscal 1994. The increase was primarily due to a $607,000 increase in interest on other securities, attributable to a $7.2 million increase in the average balance to $51.1 million and a 42 basis point increase in the average yield to 5.84%. Interest income on mortgage-backed securities increased $348,000 to $3.8 million for fiscal 1995, reflecting a $3.1 million increase in the average balance in a period of modest loan growth and a 27 basis point increase in the average yield due to an increase in market rates of interest.

         Interest Expense. Interest expense on deposits increased $1.5 million to $6.9 million for the year ended September 30, 1995, compared to $5.4 million for the year ended September 30, 1994. This increase reflects both a $7.4 million increase in the average balance of interest-bearing deposits in fiscal 1995 compared to fiscal 1994, and a 70 basis point increase in the average rate paid on such liabilities over the same period. The increase in average interest-bearing deposits was primarily attributable to an increase in the average balance of savings certificate accounts to $90.3 million for fiscal 1995 from $69.1 million for fiscal 1994. This increase occurred during a period of generally higher interest rates resulting in the average rate paid on certificate accounts increasing 110 basis points to 5.08%. The combined effect of the higher average balance and rate was an increase of $1.8 million in interest expense on certificates of deposit. The overall increase in interest expense on deposits also reflects a shift from generally lower rate regular savings accounts, the average balance of which declined by $14.0 million from fiscal 1994 to fiscal 1995, to generally higher rate certificate accounts. Interest expense on borrowings increased $87,000 in fiscal 1995 compared to fiscal 1994 due to management's decision to use borrowings to fund a portion of the Company's asset growth.

         Provision for Loan Losses. The provision for loan losses increased to $493,000 for the year ended September 30, 1995 from $64,000 for the year ended September 30, 1994. This increase was primarily attributable to an increase in non-performing loans to $3.5 million at September 30, 1995 from $2.7 million at September 30, 1994, and a combined increase of $5.9 million in multi-family, commercial real estate and land loans, which are generally believed to carry higher levels of credit risk than one- to four-family residential loans.

         At September 30, 1995, the allowance for loan losses as a percentage of non-performing loans was 20.37%, representing an increase from 11.68% at September 30, 1994. The allowance for loan losses, as a percentage of total loans, rose to 0.84% at September 30, 1995 from 0.39% at September 30, 1994. The percentage of non-performing loans to total loans increased to 4.15% at September 30, 1995 from 3.35% at September 30, 1994. See "Asset Quality."

         Non-Interest Income. Non-interest income for the year ended September 30, 1995 increased $61,000 to $686,000 from $625,000 for the year ended September 30, 1994. This increase was primarily attributable to a $111,000 increase in service charges and fees, reflecting an increase in the number of transaction accounts, partially offset by a $49,000 decrease in other non-interest income.

         Non-Interest Expense. Non-interest expense increased $507,000 to $4.8 million for the year ended September 30, 1995 from $4.3 million for the year ended September 30, 1994. The Company's ratio of non-interest expenses to average assets increased to 2.39% in fiscal 1995 from 2.27% in fiscal 1994. The increase in non-interest expense primarily reflects an increase in compensation and benefits, and in other non-interest expenses. Compensation and benefits expense increased $94,000 to $2.2 million for fiscal 1995 compared to $2.1 million for fiscal 1994. This increase was primarily attributable to annual salary increases and an increase in the number of employees. Other non-interest expenses increased $259,000 to $1.2 million for fiscal 1995 compared to $990,000 for fiscal 1994 primarily due to the inclusion in fiscal 1995 of a $168,000 provision for losses on the Company's claim filed in connection with the failure of Nationar, as previously discussed.

         Income Tax Expense. Income tax expense decreased $323,000, or 23.8%, to $1.0 million for the year ended September 30, 1995 from $1.3 million for the year ended September 30, 1994. This decrease was primarily due to the decrease of $854,000, or 25.7%, in pre-tax income.

         Cumulative Effect of Accounting Change. SFAS No. 109, "Accounting for Income Taxes," required a change from the deferred method to the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the estimated future tax consequences of the differences between the tax bases and financial reporting bases of existing assets and liabilities. The Company adopted SFAS No. 109 effective October 1, 1993, which resulted in a cumulative credit to earnings of $326,000.

Asset Quality

         Non-performing assets consist of non-accruing loans past due 90 days or more and real estate owned properties that have been acquired by foreclosure. Loans are placed on non-accrual status when the collection of principal or interest becomes doubtful. Management and the Board of Directors perform a monthly review of all non-performing loans. The actions taken by the Company with respect to delinquencies (workout, settlement or foreclosure) vary depending on the nature of the loan, length of delinquency and the borrower's past credit history. The classification of a loan as non-performing does not necessarily indicate that the principal and interest ultimately will be uncollectible. Historical experience indicates that a portion of non-performing assets will eventually be recovered. Real estate owned properties are carried at the lower of cost or fair value less sales costs.

         The following table sets forth the amounts and categories of the Company's non-performing assets at the dates indicated.




                                                                               At September 30,
                                                                 -----------------------------------------
                                                           1996          1995        1994        1993        1992
                                                           ----          ----        ----        ----        ----
                                                                           (Dollars in Thousands)


Non-accruing loans past due 90 days or more:
    Real estate loans
       One- to four-family............................     $1,757       $2,759      $2,229      $  479     $   514
       Multi-family(1)................................        ---          389         389         399         878
       Commercial.....................................        214          ---         ---         ---         ---
       Land...........................................        250           49         ---         ---         ---
       Construction...................................        511          279         ---         217         379
    Consumer loans....................................         43           54          45          62           2
                                                          -------      -------     -------     -------    --------
         Total........................................      2,775        3,530       2,663       1,157       1,773
Real estate owned, net................................        603          227          73         242         ---
                                                          -------      -------     -------      ------   ---------
Total non-performing assets...........................     $3,378       $3,757      $2,736      $1,399      $1,773
                                                           ======       ======      ======      ======      ======

Allowance for loan losses.............................     $  937       $  719      $  311      $  295     $   490
                                                           ======       ======      ======      ======     =======

Ratios:
    Non-performing loans to total loans...............       3.14%        4.15%       3.35%       1.46%       2.12%
    Non-performing assets to total assets.............       1.30         1.80        1.40        0.77        1.05
    Allowance for loan losses to:
       Non-performing loans...........................      33.77        20.37       11.68       25.50       27.64
       Total loans....................................       1.06         0.84        0.39        0.37        0.59


------------
(1) Includes a loan classified as a troubled debt restructuring of $309,000, $309,000, $312,000 and $462,000 at September 30, 1995, 1994,
    1993 and 1992, respectively. Collection and charge-offs in fiscal 1996 eliminated the recorded investment in this loan.

         For the year ended September 30, 1996, gross interest income of $251,000 would have been recorded if the non-accruing loans at September 30, 1996 had remained current in accordance with their original terms. The amount of interest income actually received on such loans in fiscal 1996 was $94,000. See
Note 3 of the Notes to the Consolidated Financial Statements.

         The allowance for loan losses is established through a provision for loan losses charged to operations based on management's evaluation of the risk inherent in the loan portfolio. The allowance is established as an amount that management believes will be adequate to absorb losses on existing loans that may become uncollectible, based on the evaluation of the collectibility of loans and prior loan loss experience. Management's evaluation of the adequacy of the allowance takes into consideration such factors as the historical loan loss experience, known and inherent risks in the portfolio, changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, estimated value of underlying collateral, and current economic conditions that may affect borrowers' ability to pay.

         While management believes that it uses the best information available to determine the allowance for loan losses, unforeseen market conditions could result in adjustments to the allowance for loan losses, and net earnings could be significantly affected, if circumstances differ substantially from the assumptions used in making the final determination.

         The following table sets forth activity in the allowance for loan losses for the periods indicated.




                                                                   For the Year Ended September 30,
                                                       ---------------------------------------------------------
                                                       1996          1995         1994         1993         1992
                                                       ----          ----         ----         ----         ----
                                                                         (Dollars in Thousands)


Balance at beginning of year.......................      $719         $311         $295         $490         $606
Provision for losses...............................       462          493           64          313           17
Charge-offs:
    Real estate loans
       One- to four-family.........................       (97)         (76)         (64)         (19)          (7)
       Multi-family(1).............................      (203)          ---          ---        (477)        (108)
    Consumer loans.................................       (33)         (13)          (2)         (12)         (18)
                                                       ------        -----        -----        -----        -----
       Total charge-offs...........................      (333)         (89)         (66)        (508)        (133)
Recoveries(2)......................................        89            4           18          ---          ---
                                                       ------       ------        -----       ------       ------
       Net charge-offs.............................      (244)         (85)         (48)        (508)        (133)
                                                       ------       ------        -----        -----        -----

Balance at end of year.............................      $937         $719         $311         $295         $490
                                                         ====         ====         ====         ====         ====

Ratio of net charge-offs to average total loans....      0.29%        0.10%        0.06%        0.62%        0.16%
                                                         ====         ====         ====         ====         ====

------------
(1) Charge-offs in fiscal 1996, 1993 and 1992 relate to the Company's purchased participation interests in three multi-family loans originated by TASCO. All such purchased participations have been collected or charged-off at September 30, 1996.
(2) Recoveries in fiscal 1996 primarily relate to one of the TASCO participation loans which had been partially charged- off in a prior year.

Interest Rate Risk Management

         The principal objectives of the Company's interest rate risk management activities are to: (i) define an acceptable level of risk based on the Company's business focus, operating environment, capital and liquidity requirements, and performance objectives; (ii) quantify and monitor the amount of interest rate risk inherent in the asset/liability structure; and (iii) modify the Company's asset/liability structure, as necessary, to manage interest rate risk and maintain net interest margins in changing rate environments. Management seeks to reduce the vulnerability of the Company's operating results to changes in interest rates and to manage the ratio of interest rate sensitive assets to interest rate sensitive liabilities within specified maturities or repricing periods. The Company does not currently engage in trading activities or use off-balance sheet derivative instruments to control interest rate risk. Even though such activities may be permitted with the approval of the Board of Directors, management does not intend to engage in such activities in the immediate future.

         Notwithstanding the Company's interest rate risk management activities, the potential for changing interest rates is an uncertainty that could have an adverse effect on the earnings of the Company. When interest-bearing liabilities mature or reprice more quickly than interest-earning assets in a given period, a significant increase in market interest rates could adversely affect net interest income. Similarly, when interest-earning assets mature or reprice more quickly than interest-bearing liabilities, falling interest rates could result in a decrease in net interest income. Finally, a flattening of the "yield curve" (i.e., a narrowing of the spread between long- and short-term interest rates), could adversely impact net interest income to the extent that the Company's assets have a longer average term than its liabilities.

         In managing the Company's asset/liability position, the Board and management attempt to manage the Company's interest rate risk while enhancing net interest margins. However, the Board of Directors continues to believe that the increased net interest income resulting from a mismatch in the maturity of the Company's asset and liability portfolios can, during periods of declining or stable interest rates and periods in which there is a substantial positive difference between long and short-term interest rates (i.e., a "positively sloped yield curve"), provide high enough returns to justify the increased exposure to sudden and unexpected increases in interest rates. As a result, the Company's results of operations and net portfolio values remain significantly vulnerable to increases in interest rates and to fluctuations in the difference between long- and short-term interest rates.

         Consistent with its asset/liability management philosophy, the Company has taken several steps to manage its interest rate risk. First, the Company maintains a significant portfolio of interest rate sensitive adjustable-rate loans. At September 30, 1996, adjustable-rate loans represented $70.4 million, or 79.7% of the total loan portfolio. Second, most of the mortgage-backed securities purchased by the Company in recent years had adjustable interest rates and/or short or intermediate effective terms to maturity. At September 30, 1996, the Company had $48.8 million of adjustable-rate mortgage-backed pass-through securities and $14.5 million of collateralized mortgage obligations ("CMOs") with expected weighted average lives of five years or less. Third, a significant portion of the Company's other debt securities (primarily U.S. Government and agency securities) are short- or intermediate-term instruments with $12.4 million of such securities contractually maturing within five years of September 30, 1996. In addition, at September 30, 1996, the Company had $16.0 million of "step-up" securities, a substantial portion of which would likely be redeemed within five years, if interest rates remain at current levels. Fourth, the Company has a substantial amount of regular savings, transaction, money market and club accounts which may be less sensitive to changes in interest rates than certificate accounts. At September 30, 1996, the Company had $47.8 million of regular savings accounts, $16.6 million of money market accounts and $21.2 million of NOW, checking and club accounts. Overall, these accounts comprised 44.9% of the Company's total deposit base.

         One approach used by management to quantify interest rate risk is the net portfolio value ("NPV") analysis. In essence, this approach calculates the difference between the present value of liabilities and the present value of expected cash flows from assets and off-balance sheet contracts. Under OTS regulations, an institution's "normal" level of interest rate risk (in the event of an assumed change in interest rates) is a decrease in the institution's NPV in an amount not exceeding 2% of the present value of its assets. Thrift institutions with greater than "normal" interest rate exposure must make a deduction from total capital available to meet risk-based capital requirements. The amount of that deduction is one-half of the difference between (i) the institution's actual calculated exposure to a 200 basis point interest rate increase or decrease (whichever results in the greater pro forma decrease in NPV) and (ii) its "normal" level of exposure which is 2% of the present value of its assets. The rule will not become effective until the OTS evaluates the process by which savings associations may appeal an interest rate risk deduction determination. It is uncertain as to when this evaluation may be completed. Savings institutions, however, with less than $300 million in assets and a total risk-based capital ratio in excess of 12%, such as the Association, are generally not subject to this requirement. If the Association had been subject to this requirement at September 30, 1996, its interest rate risk would have been considered "normal" and no adjustment to its risk-based capital would have been required.

         The following table sets forth, at September 30, 1996, an analysis of the Association's interest rate risk as measured by the estimated changes in NPV resulting from instantaneous and sustained parallel shifts in the yield curve (+/-400 basis points, measured in 100 basis point increments).


Change in Interest Rates   Estimated NPV  Estimated Increase (Decrease) in NPV
    (Basis Points)           Amount               Amount          Percent
    --------------           ------               ------          -------
                               (Dollars in Thousands)

       +400                $21,838             $(17,333)           (44)%
       +300                 26,545              (12,626)           (32)
       +200                 31,191               (7,980)           (20)
       +100                 35,393               (3,778)           (10)
        ---                 39,171                  ---            ---
       -100                 42,275                3,104              8
       -200                 44,957                5,786             15
       -300                 48,453                9,282             24
       -400                 52,659               13,488             34


         Certain assumptions utilized by the OTS in assessing the interest rate risk of thrift institutions were employed in preparing the preceding table. These assumptions relate to interest rates, loan prepayment rates, deposit decay rates, and the market values of certain assets under the various interest rate scenarios. It was also assumed that delinquency rates will not change as a result of changes in interest rates although there can be no assurance that this will be the case. Even if interest rates change in the designated amounts, there can be no assurance that the Association's assets and liabilities would perform as set forth above. In addition, a change in U.S. Treasury rates in the designated amounts accompanied by a change in the shape of the Treasury yield curve would cause significantly different changes to the NPV than indicated above.

Liquidity and Capital Resources

         The Company's primary sources of funds are deposits, principal and interest payments on loans and securities and, to a lesser extent, borrowings and proceeds from the sale of loans and securities. While maturities and scheduled amortization of loans and securities provide an indication of the timing of the receipt of funds, other sources of funds such as loan prepayments and deposit inflows are less predictable due to the effects of changes in interest rates, economic conditions and competition.

         The primary investing activities of the Company are the origination of real estate and other loans, and the purchase of mortgage-backed and other securities. During the years ended September 30, 1996, 1995 and 1994, the Company's disbursements for loan originations totaled $17.6 million, $17.2 million and $20.3 million, respectively. For the years ended September 30, 1996, 1995 and 1994, purchases of mortgage-backed securities totaled $31.9 million, $10.4 million and $11.9 million, respectively, and purchases of other securities totaled $35.3 million, $9.3 million and $24.0 million, respectively. These activities were funded primarily by net deposit inflows, borrowings and principal repayments on loans and securities.

         For the years ended September 30, 1996, 1995 and 1994, the Company experienced net increases in deposits (including the effect of interest credited) of $2.7 million, $8.2 million and $10.3 million, respectively. The increase in fiscal 1996 reflects relatively flat market interest-rates, customer preference for alternative investments, and deposits withdrawn to purchase stock in the Conversion. The increase in fiscal 1995 reflects the general increase in market interest rates which made deposit products (particularly shorter term certificates of deposit) a more attractive investment alternative for the Company's customers. The increase in fiscal 1994 reflects increased marketing efforts by the Company as well as the effect of two branch office closings by one of the Company's larger competitors in its market area. Proceeds from FHLB advances were $8.0 million in fiscal 1996, $4.0 million in fiscal 1995 and none in fiscal 1994. FHLB advances of $4.3 million were repaid in fiscal 1996. Short-term borrowings outstanding under repurchase agreements were $10.3 million at September 30, 1996, and average borrowings under these agreements were $1.2 million for the year. The Company expects to continue to increase its utilization of repurchase agreements as a source of funds in fiscal 1997. Financing cash flows for fiscal 1996 also include $31.8 million in net proceeds from the sale of common stock in the offering (other than ESOP shares).

         The Company may borrow funds from the FHLB of New York subject to certain limitations. Based on the level of qualifying collateral available to secure advances at September 30, 1996, the Company's borrowing limit from the FHLB of New York was approximately $61.2 million, with unused borrowing capacity of $53.2 million at that date.

         The Company is required to maintain an average daily balance of liquid assets and short-term liquid assets as a percentage of net withdrawable deposit accounts plus short-term borrowings as defined by OTS regulations. The minimum required liquidity and short-term liquidity ratios are currently 5.0% and 1.0%, respectively. At September 30, 1996, the Company's liquidity ratio was 12.5% and its short-term liquidity ratio was 3.6%.

         The Company's most liquid assets are cash and cash equivalents, which include highly liquid short-term investments (such as money market mutual funds) that are readily convertible to known amounts of cash. The level of these assets is dependent on the Company's operating, financing and investing activities during any given period. At September 30, 1996 and 1995, cash and cash equivalents totaled $12.5 million and $3.3 million, respectively.

         At September 30, 1996, the Company had outstanding loan origination commitments of $1.5 million, undisbursed construction loans in process of $171,000, and unadvanced lines of credit extended to customers of $5.0 million. The Company anticipates that it will have sufficient funds available to meet its current loan origination and other commitments. Certificates of deposit scheduled to mature in one year or less from September 30, 1996 totaled $70.5 million. Based on the Company's most recent experience and pricing strategy, management believes that a significant portion of such deposits will remain with the Company.

         The main sources of liquidity for the Holding Company are net proceeds from the sale of stock and dividends received from the Association, if any. The main cash outflows are payments of dividends to shareholders and any repurchases of the Holding Company's common stock. In November 1996, the Holding Company completed the repurchase of 10% of its shares under a repurchase program and 4% of its shares for awards under its management recognition plan. A total of 499,905 shares were repurchased at a cost of $6.4 million which reduced consolidated stockholders' equity. On a pro forma basis, giving effect to these repurchases as if they had been completed at September 30, 1996, the Company's ratio of stockholders' equity to assets would decrease to 16.81% from the actual ratio of 18.88% at that date.

         The Association may not declare or pay cash dividends on or repurchase any of its shares of common stock if the effect thereof would cause equity to be reduced below applicable regulatory capital requirements or the amount required to be maintained for the liquidation account established in connection with the Conversion. Unlike the Association, the Holding Company is not subject to OTS regulatory restrictions on the payment of dividends to its shareholders; however, it is subject to the requirements of Delaware law. Delaware law generally limits dividends to an amount equal to the excess of the net assets of the Holding Company (the amount by which total assets exceed total liabilities) over its statutory capital, or if there is no such excess, to its profits for the current and/or immediately preceding fiscal year.

         The OTS regulations require savings associations, such as the Association, to meet three minimum capital standards: a tangible capital ratio requirement of 1.5% of total assets as adjusted under the OTS regulations; a leverage ratio requirement of 3% of core capital to such adjusted total assets; and a risk-based capital ratio requirement of 8% of core and supplementary capital to total risk-based assets. The Association satisfied these minimum capital standards at September 30, 1996 with tangible and leverage capital ratios of 14.0% and a total risk-based capital ratio of 37.2%. In determining the amount of risk-weighted assets for purposes of the risk-based capital requirement, a savings association must compute its risk-based assets by multiplying its assets and certain off-balance sheet items by risk-weights, which range from 0% for cash and obligations issued by the United States Government or its agencies to 100% for consumer and commercial loans, as assigned by the OTS capital regulations. These capital requirements, which are applicable to the Association only, do not consider additional capital held at the Holding Company level, and require certain adjustments to stockholder's equity to arrive at the various regulatory capital amounts.

         The following table sets forth a reconciliation of the Association's capital under generally accepted accounting principles ("GAAP") and its regulatory capital at September 30, 1996, and a comparison of the Association's regulatory capital amounts and ratios to the related OTS requirements.




                                                                                Tangible       Core      Risk-Based
                                                                                 Capital      Capital      Capital
                                                                                 -------      -------      -------
                                                                                       (Dollars in Thousands)

GAAP capital................................................................      $34,350      $34,350      $34,350
Net unrealized loss on available-for-sale debt securities, net of taxes.....           59           59           59
Allowance for loan losses includable in supplementary capital...............          ---          ---          937
                                                                               ----------    ---------      -------
Regulatory capital (actual).................................................       34,409       34,409       35,346
Regulatory capital (requirement)............................................        3,673        7,346        7,591
                                                                                 --------     --------      -------
   Excess...................................................................      $30,736      $27,063      $27,755
                                                                                  =======      =======      =======

Capital ratios:
   Actual(1)................................................................         14.0%        14.0%        37.2%
   Requirement..............................................................          1.5          3.0          8.0
   Excess...................................................................         12.5         11.0         29.2

------------
(1)  Based on tangible assets, total adjusted assets and risk-weighted assets, respectively.



Impact of Inflation and Changing Prices

         The Consolidated Financial Statements and Notes thereto presented herein have been prepared in accordance with GAAP, which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Unlike industrial companies, nearly all of the assets and liabilities of the Company are monetary in nature. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

Impact of Accounting Standards

         As more fully discussed in Note 14 of the Notes to Consolidated Financial Statements, during fiscal 1997 the Company will adopt the following accounting pronouncements which have been issued by the Financial Accounting Standards Board.

         Accounting for the Impairment of Long-Lived Assets. SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," requires the recognition of an impairment loss when the estimate of total undiscounted future cash flows attributable to the asset is less than the asset's carrying amount. Measurement of the impairment loss is based on the fair value of the asset. SFAS No. 121 applies to a limited portion of the Company's assets (primarily office properties). Management anticipates that the prospective adoption of this standard will not have a material impact on the Company's financial condition or results of operations.

         Accounting for Stock-Based Compensation. SFAS No. 123, "Accounting for Stock-Based Compensation," addresses accounting for stock-based employee compensation arrangements such as the Holding Company's stock option and incentive plan and the management recognition plan which became effective on October 30, 1996, upon ratification by the stockholders. Under SFAS No. 123, entities can recognize stock-based compensation expense in the basic financial statements using either (i) the approach set forth in Accounting Principles Board ("APB") Opinion No. 25 or (ii) the fair value based method introduced in SFAS No. 123. Under APB Opinion No. 25, compensation expense is measured at the option's intrinsic value, or the excess (if any) of the market price of the underlying stock at the measurement date over the amount the employee is required to pay. Under the fair value based method introduced in SFAS No. 123, compensation expense is measured at the option's estimated fair value on the grant date.

         The Company will adopt the provisions of APB Opinion No. 25 in accounting for the stock option and incentive plan and the management recognition plan. No compensation expense will be recognized for the stock option and incentive plan since the exercise price of the options will equal the market price of the underlying stock at the grant date. The cost of the shares awarded under the management recognition plan will be recognized as expense on a straight-line basis over the five-year vesting period. In accordance with SFAS No. 123, beginning in the year ending September 30, 1997, the Company will make pro forma disclosures of net income and earnings per share as if it had adopted the fair value method of accounting.

         Accounting for Transfers and Servicing of Financial Assets. SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," affects the accounting for transactions such as loan securitizations, sales of partial interests in financial assets, repurchase agreements, securities lending, pledges of collateral, loan syndications and partcipations, sales of receivables with recourse, servicing of mortgage and other loans, and in-substance defeasances of debt.

         SFAS No. 125 applies a financial-components approach that focuses on the entity's control over a financial asset to determine the proper accounting for financial asset transfers. Under that approach, after financial assets are transferred, an entity recognizes on the balance sheet all assets it controls and all liabilities it has incurred. The entity would remove from the balance sheet those assets it no longer controls and liabilities it has satisfied. If the entity has surrendered control over the transferred assets, the transaction is accounted for as a sale. SFAS No. 125 also requires recognition of servicing rights as an asset when loans are sold or securitized with servicing retained. As required, the Company will adopt SFAS No. 125 effective January 1, 1997 on a prospective basis. Management anticipates that the implementation of SFAS No. 125 will not have a materials impact on the Company's financial condition or results of operations.

                               MANAGEMENT'S REPORT


         Management is responsible for the preparation and integrity of the consolidated financial statements and other information presented in this annual report. The consolidated financial statements have been prepared in conformity with generally accepted accounting principles and reflect management's judgments and estimates with respect to certain events and transactions.

         Management is responsible for maintaining a system of internal control. The purpose of the system is to provide reasonable assurance that transactions are recorded in accordance with management's authorization; that assets are safeguarded against loss or unauthorized use; and that underlying financial records support the preparation of financial statements. The system includes the communication of written policies and procedures, selection of qualified personnel, appropriate segregation of responsibilities, and the ongoing internal audit function.

         The Board of Directors meets periodically with Company management, the internal auditor, and the independent auditors, KPMG Peat Marwick LLP, to review matters relative to the quality of financial reporting, internal control, and the nature, extent and results of the audit efforts.

         The independent auditors conduct an annual audit to enable them to express an opinion on the Company's consolidated financial statements. In connection with the audit, the independent auditors consider the system of internal controls in order to determine the nature, timing and extent of their auditing procedures.





Richard F. Komosinski                            Joseph D. Roberto
President                                        Vice President, Treasurer and
                                                   Chief Financial Officer

KPMG Peat Marwick LLP



                          INDEPENDENT AUDITORS' REPORT







The Board of Directors and Stockholders
Yonkers Financial Corporation:


    We have audited the accompanying consolidated balance sheets of Yonkers Financial Corporation and subsidiary (the "Company") as of September 30, 1996 and 1995, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended September 30, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Yonkers Financial Corporation and subsidiary as of September 30, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 1996 in conformity with generally accepted accounting principles.

    As discussed in notes 1 and 2 to the consolidated financial statements, the Company changed its method of accounting for securities, effective September 30, 1994, to adopt Statement of Financial Accounting Standards No. 115. As discussed in notes 1 and 8 to the consolidated financial statements, the Company changed its method of accounting for income taxes, effective October 1, 1993, to adopt Statement of Financial Accounting Standards No. 109.





Stamford, Connecticut
November 8, 1996

                  YONKERS FINANCIAL CORPORATION AND SUBSIDIARY

                           CONSOLIDATED BALANCE SHEETS
                        (In Thousands, Except Share Data)



                                                                                                 September 30,
                                                                                            --------------------
                                                                                            1996             1995
                                                                                            ----             ----
                                          ASSETS

Cash and due from banks......................................................           $    2,152        $    3,161
Short-term investments.......................................................               10,348               100
Securities (note 2):
    Held-to-maturity, at amortized cost (fair value of $94,162
       in 1996 and $95,100 in 1995)..........................................               95,007            95,464
    Available-for-sale, at fair value (amortized cost of $58,855
       in 1996 and $21,114 in 1995)..........................................               58,552            20,877
                                                                                        ----------        ----------
              Total securities...............................................              153,559           116,341
                                                                                        ----------        ----------
Loans, net (note 3):
    Real estate mortgage loans...............................................               80,337            79,127
    Consumer and commercial business loans...................................                7,266             5,271
    Allowance for loan losses................................................                 (937)             (719)
                                                                                        ----------        ----------
              Total loans, net...............................................               86,666            83,679
                                                                                        ----------        ----------
Accrued interest receivable (note 4).........................................                2,449             1,801
Federal Home Loan Bank stock.................................................                1,065             1,112
Office properties and equipment, net (note 5)................................                  947               797
Deferred income taxes (note 8)...............................................                1,010                78
Other assets.................................................................                1,338             1,214
                                                                                        ----------        ----------

              Total assets...................................................           $  259,534        $  208,283
                                                                                        ==========        ==========

          LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:
    Deposits (note 6)........................................................           $  190,675        $  188,009
    Borrowings (note 7)......................................................               18,264             4,295
    Other liabilities........................................................                1,596               214
                                                                                        ----------        ----------
              Total liabilities..............................................              210,535           192,518
                                                                                        ----------        ----------

Commitments and contingencies (notes 3 and 12)

Stockholders' equity (notes 10 and 11):
    Preferred stock (par value $0.01 per share; 100,000 shares
       authorized; none issued or outstanding)...............................                   -                 -
    Common stock (par value $0.01 per share; 4,500,000 shares
       authorized; 3,570,750 shares issued and outstanding)..................                   36                -
    Additional paid-in capital...............................................               34,596                -
    Common stock (271,377 shares) held by employee stock
       ownership plan ("ESOP")...............................................               (2,714)               -
    Retained income, substantially restricted................................               17,263            15,907
    Net unrealized loss on available-for-sale securities,
       net of taxes (note 2).................................................                 (182)             (142)
                                                                                        ----------        ----------
              Total stockholders' equity.....................................               48,999            15,765
                                                                                        ----------        ----------

              Total liabilities and stockholders' equity.....................           $   259,534       $  208,283
                                                                                        ===========       ===========


          See accompanying notes to consolidated financial statements.

                  YONKERS FINANCIAL CORPORATION AND SUBSIDIARY



                        CONSOLIDATED STATEMENTS OF INCOME
                      (In Thousands, Except Per Share Data)



                                                                                     Year Ended September 30,
                                                                                ----------------------------------
                                                                                1996           1995           1994
                                                                                ----           ----           ----

Interest and dividend income:
    Loans.............................................................       $   7,471       $  6,937       $   6,292
    Securities........................................................           8,153          6,801           5,846
    Other earning assets..............................................             752            325             322
                                                                             ---------       --------       ---------
       Total interest and dividend income.............................          16,376         14,063          12,460
                                                                             ---------       --------       ---------

Interest expense:
    Deposits..........................................................           7,780          6,902           5,407
    Borrowings........................................................             195            102              15
                                                                             ---------       --------       ---------
       Total interest expense.........................................           7,975          7,004           5,422
                                                                             ---------       --------       ---------

          Net interest income.........................................           8,401          7,059           7,038

Provision for loan losses (note 3)....................................             462            493              64
                                                                             ---------       --------       ---------
          Net interest income after provision for loan losses.........           7,939          6,566           6,974
                                                                             ---------       --------       ---------

Non-interest income:
    Service charges and fees..........................................             680            640             529
    Net gain on sales of securities (note 2)..........................               -             29              30
    Other.............................................................              22             17              66
                                                                             ---------       --------       ---------
       Total non-interest income......................................             702            686             625
                                                                             ---------       --------       ---------

Non-interest expense:
    Compensation and benefits (note 10)...............................           2,525          2,186           2,092
    Occupancy and equipment...........................................             653            571             536
    Federal deposit insurance costs:
       Special assessment (note 6)....................................           1,166             -               -
       Regular premiums...............................................             435            406             346
    Data processing service fees......................................             417            367             308
    Other (note 9)....................................................           1,008          1,249             990
                                                                             ---------       --------       ---------
       Total non-interest expense.....................................           6,204          4,779           4,272
                                                                             ---------       --------       ---------
          Income before income tax expense and cumulative
              effect of change in accounting principle ...............           2,437          2,473           3,327

Income tax expense (note 8)...........................................             917          1,033           1,356
                                                                             ---------       --------       ---------
          Income before cumulative effect of change in
              accounting principle....................................           1,520          1,440           1,971

Cumulative effect of change in accounting for income
    taxes (note 8)....................................................              -              -              326
                                                                             ---------       --------       ---------
          Net income..................................................       $   1,520       $  1,440       $   2,297
                                                                             =========       ========       =========

Earnings per share, from date of conversion (note 1)..................       $    0.22
                                                                             =========




          See accompanying notes to consolidated financial statements.

                  YONKERS FINANCIAL CORPORATION AND SUBSIDIARY



           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                      (In Thousands, Except Per Share Data)



                                                                                                             Net
                                                            Additional        Common                      Unrealized      Total
                                                 Common       Paid-in       Stock Held     Retained         Loss on   Stockholders'
                                                  Stock       Capital         by ESOP       Income        Securities     Equity
                                                  -----       -------         -------       ------        ----------     ------

Balance at September 30, 1993................. $     -      $       -        $     -     $   12,170      $     (7)     $  12,163

    Net income................................       -              -              -          2,297             -          2,297
    Reversal of net unrealized loss on
       equity securities......................       -              -              -              -             7              7
    Net unrealized loss on available-for-
       sale securities at September 30, 1994,
       net of taxes...........................       -              -              -              -          (311)          (311)
                                                ------      ---------        -------     ----------       -------       --------

Balance at September 30, 1994.................       -              -              -         14,467          (311)        14,156

    Net income................................       -              -              -          1,440            -           1,440
    Net decrease in net unrealized loss on
       available-for-sale securities, net
       of taxes...............................       -              -              -              -          169             169
                                                ------      ---------       --------     ----------      -------        --------

Balance at September 30, 1995.................       -              -              -         15,907         (142)         15,765

    Net income................................       -              -              -          1,520            -           1,520
    Dividend paid ($0.05 per share)...........       -              -              -           (164)           -            (164)
    Issuance of common stock..................      36         34,592              -              -            -          34,628
    Shares purchased by ESOP..................       -              -         (2,857)             -            -          (2,857)
    ESOP shares released for allocation ......       -              4            143              -            -             147
    Net increase in net unrealized loss on
       available-for-sale securities, net
       of taxes...............................       -              -              -              -          (40)            (40)
                                                 ------     ---------     ----------     ----------      -------       ---------

Balance at September 30, 1996................. $     36     $  34,596     $  (2,714)     $   17,263      $  (182)      $  48,999
                                                 ======     =========     ==========     ==========      =======       =========



          See accompanying notes to consolidated financial statements.

                  YONKERS FINANCIAL CORPORATION AND SUBSIDIARY



                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In Thousands)



                                                                                         Year Ended September 30,
                                                                                      -------------------------------
                                                                                      1996         1995          1994
                                                                                      ----         ----          ----
Cash flows from operating activities:
    Net income.............................................................         $  1,520     $  1,440     $  2,297
    Adjustments to reconcile net income to net cash provided
      by operating activities:
        Provision for loan losses..........................................              462          493           64
        Amortization of deferred fees, discounts and premiums, net ........             (479)        (517)        (269)
        Depreciation and amortization expense..............................              196          169          238
        Net gain on sales of securities....................................               -           (29)         (30)
        Cumulative effect of change in accounting for income taxes ........               -             -         (326)
        Other adjustments, net.............................................              227         (476)         (58)
                                                                                    --------     --------     --------
          Net cash provided by operating activities ......................             1,926        1,080        1,916
                                                                                    --------     --------     --------

Cash flows from investing activities:
    Purchases of securities:
      Available-for-sale...................................................          (45,036)      (3,804)          -
      Held-to-maturity.....................................................          (22,142)     (15,938)          -
      Held-for-investment..................................................               -            -       (35,934)
    Proceeds from principal payments, maturities and calls of securities:
      Available-for-sale...................................................            7,334        2,023           -
      Held-to-maturity.....................................................           22,895        6,687           -
      Held-for-investment..................................................               -            -        20,065
    Proceeds from sales of securities:
      Available-for-sale...................................................               -           438           -
      Held-to-maturity.....................................................               -           847           -
      Held-for-investment..................................................               -            -         2,289
    Disbursements for loan originations....................................          (17,571)     (17,213)     (20,350)
    Principal collections on loans.........................................           11,780       10,961       15,371
    Proceeds from sales of loans...........................................            1,883          383        5,166
    Other investing cash flows, net........................................              (72)        (214)         (96)
                                                                                    --------     --------     --------
          Net cash used in investing activities ...........................          (40,929)     (15,830)     (13,489)
                                                                                    --------     --------     --------

Cash flows from financing activities:
    Net increase in deposits...............................................            2,666        8,193       10,308
    Proceeds from Federal Home Loan Bank advances..........................            8,000        4,000           -
    Repayments of Federal Home Loan Bank advances..........................           (4,295)          -            -
    Net increase in short-term borrowings..................................           10,264           -            -
    Net proceeds from sale of common stock.................................           34,628           -            -
    Common stock purchased by ESOP.........................................           (2,857)          -            -
    Dividend paid..........................................................             (164)          -            -
                                                                                    --------     --------     -------
          Net cash provided by financing activities .......................           48,242       12,193      10,308
                                                                                    --------     --------     -------

Net increase (decrease) in cash and cash equivalents ......................            9,239       (2,557)     (1,265)
Cash and cash equivalents at beginning of year ............................            3,261        5,818       7,083
                                                                                    --------     --------     -------

Cash and cash equivalents at end of year...................................         $ 12,500     $  3,261    $  5,818
                                                                                    ========     ========     ========

Supplemental cash flow information:
    Interest paid..........................................................         $  7,956     $  7,004    $  5,422
    Income taxes paid......................................................            1,331        1,520       1,073
    Loans transferred to real estate owned.................................              603          303           -
                                                                                    ========     ========     =======

          See accompanying notes to consolidated financial statements.

                  YONKERS FINANCIAL CORPORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                       September 30, 1996, 1995, and 1994


(1)    Summary of Significant Accounting Policies

          On December 28, 1995, The Yonkers Savings and Loan Association converted from a New York State chartered mutual savings and loan association to a federally chartered mutual savings and loan association under the new name The Yonkers Savings and Loan Association, FA (the "Association"). As discussed in note 11, on April 18, 1996 Yonkers Financial Corporation (the "Holding Company") became the holding company for the Association upon completion of the conversion of the Association from a mutual to a stock savings and loan association (the "Conversion"). Collectively, the Holding Company and the Association are referred to herein as the "Company".

          The Company's primary market area consists of Westchester County, New York and portions of Putnam, Rockland and Dutchess Counties, New York. Business is conducted from four full-service banking offices located in Yonkers, New York. The Association is a community-oriented savings institution whose business primarily consists of accepting deposits from customers within its market area and investing those funds in mortgage loans secured by one- to four-family residences. To a lesser extent, funds are invested in multi-family and commercial real estate loans, construction and land loans, consumer loans and commercial business loans. The Company also invests in mortgage-backed and other securities. Deposits are insured up to applicable limits by the Savings Association Insurance Fund ("SAIF") of the Federal Deposit Insurance Corporation ("FDIC" ). The Company's primary regulator is the Office of Thrift Supervision ("OTS").

       Basis of Presentation

          The consolidated financial statements include the accounts of the Holding Company and its wholly-owned subsidiary, the Association. All significant intercompany accounts and transactions have been eliminated in the consolidated financial statements. Prior to the Conversion, the Holding Company had no operations other than those of an organizational nature. Subsequent thereto, the Holding Company's business activities have been limited to its ownership of the Association and certain short-term and other investments. All financial information and other disclosures included herein for periods prior to the Conversion pertain to the Association.

          The consolidated financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, income and expense. A material estimate that is particularly susceptible to near-term change is the allowance for loan losses, which is discussed below.

          Certain reclassifications have been made to prior-year amounts to conform to the current-year presentation.

       Cash Equivalents

          For purposes of reporting cash flows, cash equivalents consist of highly liquid short-term investments. At September 30, 1996, short-term investments reported in the consolidated balance sheet were money market mutual funds of $10.2 million and interest-bearing deposits of $0.1 million. Short-term investments at September 30, 1995 were interest-bearing deposits of $0.1 million.

                  YONKERS FINANCIAL CORPORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS






       Securities

          The Company prospectively adopted Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities," as of September 30, 1994. Under SFAS No. 115, individual securities are classified as held-to-maturity securities, trading securities, or available-for-sale securities. Securities held to maturity are limited to debt securities for which the entity has the positive intent and ability to hold to maturity. Sales of held-to-maturity securities will generally call into question the entity's intent to hold other debt securities to maturity in the future and, accordingly, may result in the reclassification of remaining held-to-maturity securities to other categories. Trading securities are debt and equity securities that are bought principally for the purpose of selling them in the near term. All other debt and equity securities are classified as available for sale.

          Held-to-maturity securities are carried at amortized cost under SFAS No. 115. Available-for-sale securities are carried at fair value with unrealized gains and losses excluded from earnings and reported on a net-of-tax basis as a separate component of equity. The Company has no trading securities. Federal Home Loan Bank stock is considered a restricted security under SFAS No. 115 and, accordingly, is carried at cost.

          Prior to the adoption of SFAS No. 115, debt securities held for investment were carried at amortized cost and equity securities were carried at the lower of aggregate cost or fair value. Net unrealized losses on equity securities, if any, were reported as a charge to equity.

          Premiums and discounts are amortized to interest income on a level-yield basis over the expected term of the security. Realized gains and losses on sales of securities are determined using the specific identification method. Unrealized losses on held-to-maturity and available-for-sale securities are charged to earnings when the decline in fair value of a security is judged to be other than temporary.

       Allowance for Loan Losses

          Effective October 1, 1995, the Company prospectively adopted SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by SFAS No. 118. Under SFAS No. 114, a loan is considered to be impaired when, based on current information and events, it is probable that the creditor will be unable to collect all principal and interest contractually due. Creditors are permitted to measure impaired loans based on (i) the present value of expected future cash flows discounted at the loan's effective interest rate, (ii) the loan's observable market price or (iii) the fair value of the collateral if the loan is collateral dependent. If the approach used results in a measurement that is less than an impaired loan's recorded investment, an impairment loss is recognized as part of the allowance for loan losses.

          The allowance for loan losses is increased by provisions for losses charged to operations. Loan losses and recoveries of loans previously written-off are charged or credited to the allowance as incurred or realized, respectively. Management estimates the allowance for loan losses based on an evaluation of the Company's past loan loss experience, known and inherent risks in the portfolio, estimated value of underlying collateral, and current economic conditions. In management's judgment, the allowance for loan losses is adequate to absorb probable losses in the existing portfolio.

                  YONKERS FINANCIAL CORPORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS






          Establishing the allowance for loan losses involves significant management judgments utilizing the best information available at the time of review. Those judgments are subject to further review by various sources, including the Company's regulators. Future adjustments to the allowance may be necessary based on changes in economic and real estate market conditions, further information obtained regarding known problem loans, the identification of additional problem loans, and other factors.

       Interest and Fees on Loans

          Interest is accrued monthly on outstanding principal balances unless management considers the collection of interest or principal to be doubtful. Loans on non-accrual status include all loans contractually delinquent ninety days or more. Loans are returned to accrual status when collectibility is no longer considered doubtful (generally, when all payments have been brought current).

          Loan origination fees and certain direct loan origination costs are deferred, and the net fee or cost is amortized to interest income over the contractual term of the loans using the level-yield method. Unamortized fees and costs applicable to loans prepaid or sold are recognized in income at the time of prepayment or sale.

       Real Estate Owned

          Real estate owned properties acquired through foreclosure are recorded initially at fair value less estimated sales costs, with the resulting writedown charged to the allowance for loan losses. Thereafter, an allowance for losses on real estate owned is established by a charge to expense to reflect any subsequent declines in fair value. Fair value estimates are based on recent appraisals and other available information. Costs incurred to develop or improve properties are capitalized, while holding costs are charged to expense.

       Office Properties and Equipment

          Office properties and equipment are comprised of land (carried at cost) and buildings, furniture, fixtures, equipment and leasehold improvements (carried at cost less accumulated depreciation and amortization). Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or the estimated useful life of the improvement. Costs incurred to improve or extend the life of existing assets are capitalized. Repairs and maintenance, as well as renewals and replacements of a routine nature, are charged to expense.

       Pension Benefits

          The Company has a non-contributory defined benefit pension plan which covers substantially all employees. Pension costs are funded on a current basis in compliance with the requirements of the Employee Retirement Income Security Act and are accounted for in accordance with SFAS No. 87, "Employers' Accounting for Pensions."

                  YONKERS FINANCIAL CORPORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS






       Income Taxes

          Effective October 1, 1993, the Company changed its method of accounting for income taxes to adopt SFAS No. 109. The cumulative effect of the accounting change was reported in the consolidated statement of income for the year ended September 30, 1994.

          In accordance with the asset and liability method required by SFAS No. 109, deferred taxes are recognized for the estimated future tax effects attributable to "temporary differences" between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. A deferred tax liability is recognized for all temporary differences that will result in future taxable income. A deferred tax asset is recognized for all temporary differences that will result in future tax deductions, subject to reduction of the asset by a valuation allowance in certain circumstances. This valuation allowance is recognized if, based on an analysis of available evidence, management determines that it is more likely than not that some portion or all of the deferred tax asset will not be realized. The valuation allowance is subject to ongoing adjustment based on changes in circumstances that affect management's judgment about the realizability of the deferred tax asset. Adjustments to increase or decrease the valuation allowance are charged or credited, respectively, to income tax expense.

          Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of an enacted change in tax rates is recognized in income in the period that includes the enactment date.

       Employee Stock Ownership Plan

          Compensation expense is recognized equal to the fair value of ESOP shares that are committed to be released for allocation to participant accounts. To the extent that the fair value of these shares differs from the original cost, the difference is charged or credited to stockholders' equity (additional paid-in capital). The cost of unallocated ESOP shares not yet committed to be released is reflected as a reduction of stockholders' equity.

       Earnings Per Share

          Earnings per share is based on net income for the period following the Conversion divided by the weighted average number of common shares outstanding (net income of $729,000 and 3,291,698 shares for the six-month period ended September 30, 1996). Unallocated ESOP shares that have not been committed to be released to participants are excluded from outstanding shares in computing earning per share.

 (2)   Securities

          The Company prospectively adopted SFAS No. 115 effective September 30, 1994, and classified securities with amortized costs of $87.7 million as held to maturity and $19.7 million as available-for-sale. As a result of adoption, equity at September 30, 1994 was decreased by $311,000, representing the net unrealized loss on available-for-sale securities less applicable income taxes. At September 30, 1996, the net unrealized loss on the available-for-sale portfolio was $303,000 ($182,000 after taxes), compared to a net unrealized loss of $237,000 ($142,000 after taxes) at September 30, 1995. This adjustment to equity will continue to fluctuate in future periods to reflect changes in market conditions and the composition of the available-for-sale portfolio.

                  YONKERS FINANCIAL CORPORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS






          There were no sales of securities during the year ended September 30, 1996. Sales of held-to-maturity securities during the year ended September 30, 1995 resulted in gross realized gains of $24,000 and gross realized losses of $1,400. The held-to-maturity securities sold were mortgage-backed pass-through securities with a total amortized cost of $824,000, for which the Company had collected more than 85% of the principal purchased. Under SFAS No. 115, sales in these circumstances are deemed to be equivalent to maturities and, accordingly, do not call into question the intent to hold other debt securities to maturity in the future. Sales of available-for-sale securities during the year ended September 30, 1995 resulted in gross realized gains of $6,700 and gross realized losses of $500. Sales of held-for-investment securities resulted in gross realized gains of $37,200 and gross realized losses of $7,600 during the year ended September 30, 1994.

          The Company's securities portfolio includes debt securities and, to a much lesser extent, equity securities. Debt securities are principally mortgage-backed securities, and U.S. Government and Agency securities. Mortgage-backed securities consist of collateralized mortgage obligations ("CMOs") and pass-through securities, substantially all of which are guaranteed by U.S. Government or government-sponsored entities (the Government National Mortgage Association ("GNMA"), the Federal National Mortgage Association ("FNMA") and the Federal Home Loan Mortgage Corporation ("FHLMC")).

                  YONKERS FINANCIAL CORPORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



The following is a summary of securities at September 30, 1996:



                                                        Gross Unrealized
                                        Amortized       ----------------        Fair
                                           Cost         Gains     Losses        Value
                                           ----         -----     ------        -----
                                                          (In Thousands)


Held-to-Maturity Securities
  Mortgage-backed securities:
    Pass-through securities .......     $ 41,493       $ 426     $  (399)    $  41,520
    CMOs ..........................       16,646         132        (300)       16,478
                                          ------         ---        ----        ------
      Total ......................        58,139         558        (699)       57,998
                                          ------         ---        ----        ------

  U.S. Government and Agency:
    Step-up securities ..........         12,966           1        (316)       12,651
    Other securities ............         23,402           7        (397)       23,012
                                          ------           -        ----        ------
      Total .....................         36,368           8        (713)       35,663
                                          ------           -        ----        ------
  Corporate bond ................            500           1          -            501
                                             ---           -          _            ---
      Total held to maturity ....        $ 95,007     $  567    $ (1,412)     $ 94,162
                                         =======        ====     =======       =======

Available-for-Sale Securities
  Mortgage-backed securities:
    Pass-through securities ....         $20,679        $ 80     $  (187)     $ 20,572
    CMOs .......................           2,146           -          (7)        2,139
                                           -----           -          --         -----
      Total ....................          22,825        $ 80        (194)       22,711
                                          ------        ----        ----        ------

  U.S. Government and Agency:
    Step-up securities ........            3,000           -         (31)        2,969
    Other securities ..........           26,960         116         (53)       27,023
                                          ------         ---         ---        ------
      Total ..................            29,960         116         (84)       29,992
                                          ------         ---         ---        ------
  Mutual fund investments ....             6,070           -        (221)        5,849
                                           -----           -        ----         -----
    Total available for sale..          $ 58,855       $ 196     $  (499)     $ 58,552
                                         =======        ====      ======       =======

                  YONKERS FINANCIAL CORPORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



   The following is a summary of securities at September 30, 1995:

                                                     Gross Unrealized
                                     Amortized       ----------------        Fair
                                        Cost         Gains     Losses        Value
                                        ----         -----     ------        -----
                                                       (In Thousands)

Held-to-Maturity Securities
  Mortgage-backed securities:
    Pass-through securities.....     $ 35,586       $ 520     $  (232)     $ 35,874
    CMOs .......................       17,025         130        (275)       16,880
                                       ------         ---        ----        ------
      Total ...................        52,611         650        (507)       52,754
                                       ------         ---        ----        ------

  U.S. Government and Agency:
    Step-up securities ........        20,960          22        (307)       20,675
    Other securities ..........        21,393         139        (361)       21,171
                                       ------         ---        ----        ------
      Total ...................        42,353         161        (668)       41,846
                                       ------         ---        ----        ------
  Corporate bond .............            500           -          -            500
                                          ---           -          -            ---
      Total held to maturity..       $ 95,464       $ 811     $(1,175)     $ 95,100
                                      =======        ====     =======       =======

Available-for-Sale Securities
  Mortgage-backed securities:
    Pass-through securities...       $  4,151       $  70     $   (51)      $ 4,170
    CMOs .....................          2,272           3          (9)        2,266
                                        -----           -          --         -----
      Total ..................          6,423          73         (60)        6,436
                                        -----          --         ---         -----

  U.S. Government and Agency:
    Step-up securities .......          2,000           1         (16)        1,985
    Other securities .........          6,951          18         (48)        6,921
                                        -----          --         ---         -----
      Total .................           8,951          19         (64)        8,906
                                        -----         ---         ---         -----
  Mutual fund investments....           5,740           -        (205)        5,535
                                        -----           -        ----         -----
    Total available for sale..       $ 21,114       $  92      $ (329)     $ 20,877
                                      =======        ====      ======       =======

     Mortgage-backed and other debt securities at September 30, 1996 consisted of fixed-rate securities and adjustable-rate securities with amortized costs of $77.2 million and $70.6 million, respectively, and weighted average yields of 7.20% and 6.52%, respectively. Fixed-rate and adjustable- rate debt securities at September 30, 1995 totaled $46.6 million and $64.2 million, respectively, with weighted average yields of 6.70% and 6.30%, respectively.

                  YONKERS FINANCIAL CORPORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



          Mortgage-backed securities include securities guaranteed by FNMA, GNMA and FHLMC with total amortized costs of $46.1 million, $18.6 million and $15.9 million, respectively, at September 30, 1996 ($27.9 million, $10.0 million and $20.6 million, respectively, at September 30, 1995). Privately-issued mortgage-backed securities had amortized costs of $0.4 million and $0.5 million at September 30, 1996 and 1995, respectively.

          The Company's step-up securities are issued by U.S. Government Agencies or government-sponsored enterprises and initially pay an above-market yield for a short non-call period. If the securities are not called, the interest rate "steps-up" to a higher coupon rate which would be below then-current market rates. These securities had a weighted average yield of 5.78% and 5.50% at September 30, 1996 and 1995, respectively.

          The following is a summary of the amortized cost and fair value of debt securities, other than mortgage-backed securities, by remaining period to contractual maturity at September 30, 1996 (ignoring earlier call dates, if any). Actual maturities may differ from contractual maturities because certain security issuers have the right to call or prepay their obligations.


                                 Held to Maturity          Available for Sale
                                 ----------------          ------------------
                               Amortized      Fair       Amortized       Fair
                                 Cost         Value        Cost          Value
                                 ----         -----        ----          -----
                                                (In Thousands)

U.S. Government and Agency
  step-up securities:
    Within one year.......     $    500     $    501      $     -       $     -
    One to five years.....        6,976        6,867        1,000           992
    Five to ten years.....        1,500        1,489        2,000         1,977
    Over ten years .......        3,990        3,794           -             -
                                  -----        -----           --            --
                               $ 12,966     $ 12,651      $ 3,000       $ 2,969
                                =======      =======      =======       =======

Other U.S. Government and
  Agency securities:
    Within one year.......     $  1,929     $  1,936     $      -      $      -
    One to five years ....        6,000        5,866        4,000         4,004
    Five to ten years.....       13,473       13,271       11,000        11,027
    Over ten years........        2,000        1,939       11,960        11,992
                                  -----        -----       ------        ------
                                $23,402      $23,012      $26,960       $27,023
                                =======      =======      =======       =======

Corporate bond:
  Within one year .......      $    500     $    501     $     -       $      -
                                =======      =======      =======       =======
Totals:
  Within one year .......      $  2,929     $  2,938     $      -      $      -
  One to five years .....        12,976       12,733        5,000         4,996
  Five to ten years .....        14,973       14,760       13,000        13,004
  Over ten years ........         5,990        5,733       11,960        11,992
                                  -----        -----       ------        ------
                               $ 36,868     $ 36,164     $ 29,960      $ 29,992
                                =======      =======      =======       =======

                  YONKERS FINANCIAL CORPORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS





(3)    Loans

          A summary of loans at September 30 follows:


                                                                                        1996                1995
                                                                                        ----                ----
                                                                                             (In Thousands)
           Real estate mortage loans:
               Residential properties:
                  One- to four-family........................................           $  62,283         $  63,282
                  Multi-family...............................................               5,471             5,647
               Commercial properties.........................................               9,117             6,575
               Land loans....................................................               1,934             2,112
               Construction loans............................................               2,175             2,205
               Construction loans in process.................................                (171)             (293)
               Deferred loan fees, net.......................................                (472)             (401)
                                                                                        ---------         ---------
                                                                                           80,337            79,127
                                                                                        ---------         ---------
           Consumer loans:
               Home equity...................................................               2,911             2,389
               Personal......................................................               1,632             1,734
               Automobile....................................................                 367               409
               Home improvement..............................................                 153               209
               Other.........................................................                 790               474
                                                                                        ---------         ---------
                                                                                            5,853             5,215
               Commercial business loans.....................................               1,413                56
                                                                                        ---------         ---------
                                                                                            7,266             5,271
                                                                                        ---------         ---------
                  Total loans................................................              87,603            84,398

           Allowance for loan losses.........................................                (937)             (719)
                                                                                        ---------         ---------
                  Total loans, net...........................................           $  86,666         $  83,679
                                                                                        =========         =========

          The gross loan portfolio at September 30, 1996 consisted of adjustable-rate loans of $70.4 million and fixed-rate loans of $17.9 million with weighted average yields of 8.44% and 8.92%, respectively. Adjustable-rate and fixed-rate loans at September 30, 1995 totaled $67.0 million and $18.1 million, respectively, with weighted average yields of 9.11% and 8.89%, respectively. One- to four-family residential mortgage loans at September 30, 1996 and 1995 include advances under home equity lines of credit of $7.3 million and $9.1 million, respectively, and cooperative apartment loans of $5.5 million and $5.8 million, respectively.

          The Company primarily originates real estate mortgage loans secured by existing single-family residential properties. The Company also originates multi-family and commercial real estate loans, land loans, construction loans, consumer loans and commercial business loans. A substantial portion of the loan portfolio is secured by real estate properties located in Westchester County, New York. The ability of the Company's borrowers to make principal and interest payments is dependent upon, among other things, the level of overall economic activity and the real estate market conditions prevailing within the Company's concentrated lending area.

                  YONKERS FINANCIAL CORPORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


   The principal balances of non-accrual loans past due ninety days or more at September 30 are as follows:


                                                                            1996        1995          1994
                                                                            ----        ----          ----
                                                                                   (In Thousands)

    Real estate mortgage loans:
        One- to four-family.......................................        $ 1,757      $ 2,759       $ 2,229
        Multi-family..............................................             -           389           389
        Commercial................................................            214           -             -
        Land......................................................            250           49            -
        Construction..............................................            511          279            -
    Consumer loans................................................             43           54            45
                                                                          -------      -------       -------
              Total...............................................        $ 2,775      $ 3,530       $ 2,663
                                                                          =======      =======       =======

   If interest payments on the foregoing non-accrual loans had been made during the respective years in accordance with the loan agreements, additional interest income of $157,000, $191,000 and $93,000 would have been recognized in the years ended September 30, 1996, 1995 and 1994, respectively.

   Activity in the allowance for loan losses is summarized as follows for the years ended September 30:



                                                                           1996       1995      1994
                                                                           ----       ----      ----
                                                                                 (In Thousands)

Balance at beginning of year...................................           $   719    $   311    $  295
Provision for losses...........................................               462        493        64
Charge-offs....................................................              (333)       (89)      (66)
Recoveries.....................................................                89          4        18
                                                                           ------     ------    ------

Balance at end of year.........................................           $   937    $   719    $  311
                                                                           ======     ======     ======

         As discussed in note 1, the Company prospectively adopted SFAS No. 114 during the year ended September 30, 1996. Adoption of the new standard did not effect the overall allowance for loan losses. SFAS No. 114 applies to loans that are individually evaluated for collectibility in accordance with the Company's normal loan review procedures (principally loans in the multi-family, commercial mortgage, land and construction loan categories). At September 30, 1996, the recorded investment in impaired loans in these categories totaled $975,000, for which an allowance for loan impairment was not required under SFAS No. 114 primarily due to the sufficiency of collateral values. The Company's average recorded investment in impaired loans was approximately $700,000 for the year ended September 30, 1996. Interest collections and income recognized on impaired loans was insignificant for the period.

         At September 30, 1996 and 1995, other assets includes single-family real estate owned properties with net carrying values of $603,000 and $227,000, respectively. Provisions for losses and other activity in the allowance for real estate owned losses were insignificant during the years ended September 30, 1996, 1995 and 1994.

                  YONKERS FINANCIAL CORPORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



          The Company has sold, with recourse, certain real estate mortgage loans and retained the related servicing rights. The principal balances of these serviced loans, which are not included in the accompanying consolidated balance sheets, totaled $3.4 million, $4.3 million and $5.3 million at September 30, 1996, 1995 and 1994, respectively. The Company is required to remit to the investors the monthly principal and interest payments (less servicing fees) on these loans, including loans that are delinquent or in foreclosure. No losses have been incurred through September 30, 1996 as a result of this recourse obligation. The Company also serviced real estate mortgage loans sold without recourse with total principal balances of $10.6 million, $9.4 million and $9.5 million at September 30, 1996, 1995 and 1994, respectively.

(4)    Accrued Interest Receivable

          A summary of accrued interest receivable at September 30 follows:

                                                                       1996            1995
                                                                       ----            ----
                                                                          (In Thousands)

            Loans................................................    $    764        $    730
            Securities:
                Mortgage-backed securities.......................         433             325
                Other securities.................................       1,252             746
                                                                     --------         -------

                Total............................................    $  2,449         $ 1,801
                                                                     ========         =======

(5)    Office Properties and Equipment

          A summary of office properties and equipment at September 30 follows:

                                                                       1996           1995
                                                                       ----           ----
                                                                          (In Thousands)

            Land.................................................    $     45        $     45
            Buildings............................................         207             189
            Leasehold improvements...............................         582             541
            Furniture, fixtures and equipment....................       1,664           1,377
                                                                     --------        --------
                                                                        2,498           2,152


            Less accumulated depreciation and amortization.......      (1,551)         (1,355)
                                                                     --------        --------

                Total office properties and equipment, net.......    $    947        $    797
                                                                     ========        ========

                  YONKERS FINANCIAL CORPORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS






(6)    Deposits

          Deposit balances and weighted average stated interest rates at September 30 are summarized as follows:

                                                                        1996                           1995
                                                             -----------------------        ----------------------
                                                               Amount          Rate           Amount          Rate
                                                               ------          ----           ------          ----
                                                                             (Dollars in Thousands)

        Checking.....................................       $     1,957                     $    2,680
        NOW..........................................            18,141        1.86%            15,609         1.73%
        Money market.................................            16,599        2.91             12,484         2.91
        Regular savings..............................            47,832        2.61             54,794         2.70
        Club.........................................             1,112        2.61              1,044         2.70
                                                            -----------                      ---------
                                                                 85,641        2.45             86,611         2.47
                                                            -----------                      ---------
        Savings certificates by remaining term to
          contractual maturity:
               Within one year.......................            70,507        5.02             70,902         5.45
               One to three years....................            25,981        5.50             21,000         5.89
               Over three years......................             8,546        6.28              9,496         6.24
                                                            -----------                     ----------
                                                                105,034        5.24            101,398         5.61
                                                            -----------                     ----------
               Total deposits........................       $   190,675        3.99%        $  188,009         4.16%
                                                            ===========                     ==========

          Savings certificates issued in denominations of $100,000 or more totaled $10.6 million and $9.2 million at September 30, 1996 and 1995, respectively. The FDIC generally insures depositor accounts up to $100,000, as defined in the applicable regulations.

          The Deposit Insurance Funds Act of 1996 (the "Act") was signed into law on September 30, 1996. Among other things, the Act required depository institutions to pay a one-time special assessment of 65.7 basis points on their SAIF-assessable deposits as of March 31, 1995, in order to recapitalize the SAIF to the reserve level required by law. Accordingly, the consolidated statement of income for the year ended September 30, 1996 reflects a separate expense charge of approximately $1.2 million for the accrual of this special assessment which was paid in November 1996.

                  YONKERS FINANCIAL CORPORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




(7)    Borrowings

          Borrowings at September 30 are summarized as follows:


                                                                                1996                      1995
                                                                         -------------------       ------------------
                                                                          Amount      Rate           Amount      Rate
                                                                          ------      ----           ------      ----
                                                                                     (Dollars in Thousands)
        Federal Home Loan Bank ("FHLB") advances maturing
          within one year:
              Fixed rate.......................................       $     6,000     5.64%      $    1,295     5.83%
              Adjustable rate..................................             2,000     6.00            3,000     6.45
                                                                        ---------                  --------
                                                                            8,000     5.73            4,295     6.26
        Repurchase agreement maturing
          within one month.....................................            10,264     5.44               -         -
                                                                        ---------                  --------
              Total borrowings.................................       $    18,264     5.57%      $    4,295    6.26%
                                                                        =========                  ========

          The Company may borrow funds from the FHLB of New York subject to certain limitations. Based on the level of qualifying collateral available to secure advances at September 30, 1996, this borrowing limit was $61.2 million, with unused borrowing capacity of $53.2 million at that date. Advances are secured by the Company's investment in FHLB stock and by a blanket security agreement. This agreement requires that the Company maintain as collateral certain qualifying assets (such as securities and single-family residential mortgage loans) with a fair value, as defined, at least equal to 115% of the outstanding advances. The Company satisfied this collateral requirement at September 30, 1996 and 1995.

          Repurchase agreements represent funds borrowed on a short-term basis through the sale of securities to the FHLB of New York, as counterparty, under agreements to repurchase identical securities. The Company accounts for these agreements as financing transactions; accordingly, the transaction proceeds are recorded as borrowings and the underlying securities continue to be carried in the Company's securities portfolio. Repurchase agreements are collateralized by the securities sold which are controlled by the counterparty during the term of the transaction. The repurchase agreement outstanding at September 30, 1996 was collateralized by mortgage-backed securities with a carrying amount of $10.8 million and a fair value of $10.7 million. During the year ended September 30, 1996, the average borrowings under these agreements amounted to $1.2 million; the average interest rate was 5.35%; and the maximum month-ended balance outstanding was $10.3 million.

(8)    Income Taxes

          As discussed in note 1, the Company adopted SFAS No. 109 effective October 1, 1993. The cumulative effect of the change in accounting for income taxes resulted in a credit to income of $326,000, which has been reported separately in the consolidated statement of income for the year ended September 30, 1994.

                  YONKERS FINANCIAL CORPORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS






          The components of income tax expense are summarized as follows for the years ended September 30:


                                                                                  1996         1995          1994
                                                                                  ----         ----          ----
                                                                                          (In Thousands)
           Current tax expense:
              Federal................................................          $  1,155     $     880     $      917
              State..................................................               668            91            358
                                                                                 ------       -------       --------
                                                                                  1,823           971          1,275
                                                                                 ------       -------       --------
           Deferred tax (benefit) expense:
              Federal................................................              (410)         (124)            44
              State..................................................              (496)          186             37
                                                                                 ------       -------       --------
                                                                                   (906)           62             81
                                                                                 ------       -------       --------
           Total income tax expense..................................          $    917     $   1,033     $    1,356
                                                                                 ======       =======       ========

          The following is a reconciliation of the expected income tax expense, computed at the applicable Federal statutory rate of 34%, to the actual income tax expense for the years ended September 30:


                                                                                 1996         1995         1994
                                                                                 ----         ----         ----
                                                                                     (Dollars in Thousands)

           Tax at Federal statutory rate.............................          $    829     $     841     $   1,131
           New York State income taxes, net of
               Federal tax benefit...................................               114           183           261
           Other reconciling items, net..............................               (26)            9           (36)
                                                                                -------      --------      --------
           Actual income tax expense.................................          $    917     $   1,033     $   1,356
                                                                                =======      ========      ========
           Effective income tax rate................................               37.6%         41.8%         40.8%
                                                                                =======      ========      ========

          The tax effects of temporary differences that give rise to deferred tax assets and liabilities are as follows at September 30:

                                                                                 1996          1995
                                                                                 ----          ----
                                                                                   (In Thousands)
            Deferred tax assets:
                Allowance for loan losses...............................       $  385       $  288
                Accrued SAIF special assessment.........................          479            -
                Net unrealized loss on available-for-sale securities ...          121           95
                Net deferred loan fees..................................          194          166
                Other deductible temporary differences..................           46           48
                                                                               -------      ------
                                                                                1,225          597
            Deferred tax liabilities:
                Bad debt reserves for income tax purposes and
                   other taxable temporary differences..................          (215)       (519)
                                                                               -------      -------

            Net deferred tax asset......................................       $ 1,010      $   78
                                                                               =======      ======

                                       39

                  YONKERS FINANCIAL CORPORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




          Based on the Company's historical and anticipated future pre-tax earnings, management believes that it is more likely than not that the deferred tax asset will be realized.

          As a thrift institution, the Association is subject to special provisions in the Federal and New York State tax laws regarding its allowable tax bad debt deductions and related tax bad debt reserves. These deductions historically have been determined using methods based on loss experience or a percentage of taxable income. Tax bad debt reserves are maintained for qualifying real property loans and for nonqualifying loans in amounts equal to the excess of allowable deductions over actual bad debt losses and other reserve reductions. A supplemental reserve is also maintained. The qualifying and nonqualifying loan reserves consist of a defined base-year amount, plus additional amounts ("excess reserves") accumulated after the base year. SFAS No. 109 requires recognition of deferred tax liabilities with respect to such excess reserves, as well as any portion of the base-year amount or the supplemental reserve which is expected to become taxable (or "recaptured") in the foreseeable future.

          Certain amendments to the Federal and New York State tax bad debt provisions were enacted in July and August 1996. The Federal amendments include elimination of the percentage-of-taxable-income method for tax years beginning after December 31, 1995 and imposition of a requirement to recapture into taxable income (over a six-year period) the qualifying and nonqualifying loan reserves in excess of the base-year amounts. The Company previously established, and will continue to maintain, a deferred tax liability with respect to such excess Federal reserves. The New York State amendments redesignate the Association's State bad debt reserves at September 30, 1996 as the base-year amount and also provide for future additions to the base-year reserve using the percentage-of-taxable-income method. This change effectively eliminated the excess New York State reserves for which a deferred tax liability had been recognized and, accordingly, the Company reduced its deferred tax liability by $100,000 (with a corresponding reduction in income tax expense) during the quarter ended September 30, 1996.

          In accordance with SFAS No. 109, deferred tax liabilities have not been recognized with respect to the base-year and supplemental reserves, since the Company does not expect that these amounts will become taxable in the foreseeable future. Under the tax laws as amended, events that would result in taxation of these reserves include (i) redemptions of the Association's stock or certain excess distributions to the Holding Company and (ii) failure of the Association to maintain a specified qualifying-assets ratio or meet other thrift definition tests for New York State tax purposes. The Company had an unrecognized deferred tax liability of $1.6 million at September 30, 1996 with respect to the base-year and supplemental tax bad debt reserves which totaled $3.0 million for Federal tax purposes and $7.7 million for State tax purposes.

                  YONKERS FINANCIAL CORPORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS






(9)    Other Non-Interest Expense

          The components of other non-interest expense are as follows for the years ended September 30:


                                                                                1996           1995          1994
                                                                                ----           ----          ----
                                                                                          (In Thousands)

           Supervisory exams and audits..............................          $   150         $   142      $ 131
           Advertising...............................................              118              84         58
           Correspondent bank fees...................................              114              95         97
           (Credit) provision for loss on National claim.............             (162)            168          -
           Checking account expenses.................................               93              84         74
           Telephone and postage.....................................               80              59         56
           Insurance and surety bond premiums........................               78              89         83
           Stationery and printing...................................               68              77         73
           Appraisal fees............................................               50              55         48
           Provision for litigation settlement.......................                -              93         50
           Other.....................................................              419             303        320
                                                                                ------         -------      -----

                      Total..........................................          $ 1,008         $ 1,249      $ 990
                                                                                ======         =======      =====

          In February 1995, the New York Superintendent of Banks took possession of Nationar, a check clearing and trust company, freezing all of Nationar's assets. At that time, the Company had a check clearing balance of $841,000 due from Nationar. Based upon the information available at September 30, 1995, management believed that there was at least a reasonable likelihood that the Company would not recover its entire claim against Nationar. As a result, the Company established a valuation allowance of $168,000 against its claim, resulting in a net carrying amount for the claim of $673,000, which was included in other assets at September 30, 1995. The related provision for loss of $168,000 was included in other non-interest expense for the year ended September 30, 1995. In June 1996, the Company collected $835,000 in settlement of the claim. The difference of $162,000 between the amount collected and the claim's net carrying amount was reflected as a credit to other non-interest expense for the year ended September 30, 1996.

                  YONKERS FINANCIAL CORPORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS






(10)   Benefit and Stock Option Plans

       Pension Benefits

          All eligible Company employees are included in the New York State Bankers' Retirement System, a trusteed non-contributory pension plan. The benefits contemplated by the plan are funded through annual remittances based on actuarially determined funding requirements. The following is a reconciliation of the funded status of the plan and the amount of prepaid pension cost included in other assets at September 30:


                                                                                    1996           1995
                                                                                    ----           ----
                                                                                      (In Thousands)
            Actuarial present value of benefit obligations:
               Accumulated benefit obligation, including vested benefits
                  of $1,136,000 in 1996 and $989,000 in 1995..................     $  (1,141)     $  (1,004)
                                                                                   =========      =========

               Projected benefit obligation...................................     $  (1,630)     $  (1,420)
            Plan assets at fair value (primarily debt and
               equity securities).............................................         1,844          1,521
                                                                                    --------      ---------
            Plan assets in excess of projected benefit obligation ............           214            101
            Unrecognized net loss.............................................           103            170
                                                                                    --------      ---------

                        Prepaid pension cost...................................    $     317      $     271
                                                                                   =========      =========

          Pension expense consisted of the following for the years ended September 30:


                                                                           1996          1995          1994
                                                                           ----          ----          ----
                                                                                    (In Thousands)

              Service cost (benefits earned during the year).........     $  96        $   86         $   84
              Interest cost on projected benefit obligation..........       111           100             88
              Actual return on plan assets...........................      (136)         (114)          (111)
              Net amortization and deferral..........................        -              2              1
                                                                          -----         -----         ------

                      Net pension expense............................     $  71        $   74         $   62
                                                                          =====        ======         ======

          The projected benefit obligations at September 30, 1996 and 1995 were computed using discount rates of 7.75% and 8.0%, respectively, and a rate of compensation increase of 5.0%. The expected long-term rate of return on plan assets was 8.5%.

          In connection with the Conversion, the Company entered into a non-qualified Supplemental Executive Retirement Agreement with an executive officer to provide retirement benefits in addition to the benefits provided by the pension plan. The cost related to this agreement was insignificant for the period through September 30, 1996.

                  YONKERS FINANCIAL CORPORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



       Savings Plan

          The Company also maintains an employee savings plan under Section 401(k) of the Internal Revenue Code. Eligible employees may make contributions to the plan of up to 15% of their compensation, subject to a dollar limitation. The Company makes matching contributions of up to 2% of the participant's compensation. Participants vest immediately in their own contributions and over a five-year period with respect to Company contributions. Savings plan expense was $28,000, $22,000 and $23,000 for the years ended September 30, 1996, 1995 and 1994, respectively.

       Employee Stock Ownership Plan

          In connection with the Conversion, the Company established an employee stock ownership plan ("ESOP") for eligible employees. The ESOP borrowed approximately $2.9 million from the Holding Company and used the funds to purchase 285,660 shares of the Holding Company's common stock sold in the subscription and community offering described in note 11. The ESOP will repay the loan over a ten-year period primarily from the Association's contributions to the ESOP. The Association makes semi-annual contributions equal to the debt service requirements less dividends received by the ESOP.

          Shares purchased by the ESOP are held in a suspense account until allocated to participant accounts by the plan trustee. Shares are allocated to participants on the basis of their relative compensation. Participants become vested in the allocated shares over a period not to exceed five years. Any forfeited shares are allocated to other participants in the same proportion as contributions. A total of 14,283 shares were released for allocation to participants as of September 30, 1996. Compensation expense recognized with respect to these shares amounted to $147,000, for the period from the Conversion through September 30, 1996, based on the average fair value of the Holding Company's common stock for the period. The cost of the 271,377 shares which have not yet been committed to be released to participant accounts is reflected as a reduction to stockholders' equity ($2.7 million at September 30, 1996). The fair value of these shares was approximately $3.4 million at that date.

       Stock Option and Incentive Plan

          On October 30, 1996, the stockholders approved the Yonkers Financial Corporation 1996 Stock Option and Incentive Plan. Under the plan, 357,075 shares of authorized but unissued Holding Company common stock are reserved for issuance to employees and non-employee directors upon option exercises. Options under the plan may be either non-qualified stock options or incentive stock options. Each option entitles the holder to purchase one share of common stock at an exercise price equal to the fair market value of the stock on the grant date. An initial grant of 264,951 options was made, effective October 30, 1996, at an exercise price of $12.875 per share. These options have a ten-year term and vest ratably over five years from the grant date.

       Management Recognition Plan

          On October 30, 1996, the stockholders also approved the Yonkers Financial Corporation 1996 Management Recognition Plan. The purpose of this plan is to provide directors, officers and employees with a proprietary interest in the Company in a manner designed to encourage such individuals to remain with the Company. Awards granted under this plan vest ratably over five years from the date of grant. The Holding Company completed the funding of the plan in November 1996 by purchasing 142,830 shares of common stock in the open market at a total cost

                  YONKERS FINANCIAL CORPORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



       of approximately $1.8 million which reduced consolidated stockholders' equity. The cost of shares granted under the plan will be amortized to compensation expense over the related vesting period. An initial grant of 101,405 shares was made in November 1996.

(11)   Stockholders' Equity

       Stock Conversion

          Concurrent with the Conversion, on April 18, 1996 the Holding Company sold 3,570,750 shares of its common stock in a subscription and community offering at a price of $10 per share, for net proceeds of $34.6 million after deducting conversion costs of $1.1 million. The Holding Company used $17.3 million of the net proceeds to acquire all of the common stock issued by the Association in the conversion.

          In accordance with regulatory requirements, the Association established a liquidation account at the time of the Conversion in the amount of $15.8 million, equal to its equity at September 30, 1995. The liquidation account is maintained for the benefit of eligible and supplemental eligible account holders who continue to maintain their accounts at the Association after the Conversion. The liquidation account will be reduced annually to the extent that eligible and supplemental eligible account holders have reduced their qualifying deposits as of each anniversary date. Subsequent increases will not restore such account holder's interest in the liquidation account. In the event of a complete liquidation of the Association, each eligible account holder and supplemental eligible account holder will be entitled to receive a distribution from the liquidation account in an amount proportionate to the current adjusted qualifying balances for accounts then held.

       Capital Distributions

          The Association may not declare or pay cash dividends on or repurchase any of its shares of common stock if the effect thereof would cause its stockholder's equity to be reduced below applicable regulatory capital requirements or the amount required to be maintained for the liquidation account. The OTS capital distribution regulations applicable to savings institutions (such as the Association) that meet their regulatory capital requirements, generally limit dividend payments in any year to the greater of (i) 100% of year-to-date net income plus an amount that would reduce surplus capital by one-half or (ii) 75% of net income for the most recent four quarters. Surplus capital is the excess of actual capital at the beginning of the year over the institution's minimum regulatory capital requirement.

          Unlike the Association, the Holding Company is not subject to OTS regulatory restrictions on the payment of dividends to its shareholders. However, the Holding Company is subject to Delaware law which generally limits dividends to an amount equal to the excess of the net assets of the Holding Company (the amount by which total assets exceed total liabilities) over its statutory capital, or if there is no such excess, to its net profits for the current and/or immediately preceding fiscal year.

          In September 1996, the Holding Company announced that it had received approval from the OTS to repurchase up to 10% of its outstanding common stock (in addition to the shares repurchased for purposes of the management recognition plan described in note 10). This program was completed in November 1996, with 357,075 shares repurchased at a total cost of $4.6 million which reduced consolidated stockholders' equity.

                  YONKERS FINANCIAL CORPORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



Regulatory Capital Requirements

         OTS regulations require savings institutions to maintain minimum levels of regulatory capital. Under the regulations in effect at September 30, 1996, the Association was required to maintain a minimum ratio of tangible capital to total adjusted assets of 1.5%; a minimum ratio of Tier I (core) capital to total adjusted assets of 3.0%; and a minimum ratio of total (core and supplementary) capital to risk-weighted assets of 8.0%.

         Under its prompt corrective action regulations, the OTS is required to take certain supervisory actions (and may take additional discretionary actions) with respect to an undercapitalized institution. Such actions could have a direct material effect on the institution's financial statements. The regulations establish a framework for the classification of savings institutions into five categories: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized. Generally, an institution is considered well capitalized if it has a Tier I (core) capital ratio of at least 5.0%; a Tier I risk-based capital ratio of at least 6.0%; and a total risk-based capital ratio of at least 10.0%.

         The foregoing capital ratios are based in part on specific quantitative measures of assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by the OTS about capital components, risk weightings and other factors. These capital requirements, which are applicable to the Association only, do not consider additional capital at the Holding Company level.

         Management believes that, as of September 30, 1996, the Association meets all capital adequacy requirements to which it is subject. Further, the most recent OTS notification categorized the Association as a well-capitalized institution under the prompt corrective action regulations. There have been no conditions or events since that notification that management believes have changed the Association's capital classification.

         The following is a summary of the Association's actual capital amounts and ratios as of September 30, 1996 and 1995, compared to the OTS minimum capital adequacy requirements and the OTS requirements for classification as a well-capitalized institution:



                                         September 30, 1996
                        --------------------------------------------------------
                                            Minimum Capital   For Classification
                        Association Actual     Adequacy      as Well Capitalized
                        ------------------     --------      -------------------
                         Amount     Ratio   Amount    Ratio    Amount    Ratio
                         ------     -----   ------    -----    ------    -----
                                        (Dollars in Thousands)

Tangible capital .....  $34,409     14.0%   $3,673     1.5%
Tier I (core) capital.   34,409     14.0     7,346     3.0     $12,244    5.0%
Risk-based capital:
  Tier I.............    34,409     36.3                         5,693    6.0
  Total .............    35,346     37.2     7,591     8.0       9,488   10.0
                         ======     ====     =====     ===       =====   ====

                  YONKERS FINANCIAL CORPORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



                                         September 30, 1995
                        --------------------------------------------------------
                                            Minimum Capital   For Classification
                        Association Actual     Adequacy      as Well Capitalized
                        ------------------     --------      -------------------
                         Amount     Ratio   Amount    Ratio    Amount    Ratio
                         ------     -----   ------    -----    ------    -----
                                        (Dollars in Thousands)

Tangible capital......  $15,784      7.6%   $3,124     1.5%
Tier I (core) capital..  15,784      7.6     6,248     3.0     $10,413    5.0%
Risk-based capital:
  Tier I..............   15,784     17.9                         5,306    6.0
  Total ..............   16,503     18.7     7,077     8.0       8,844   10.0
                         ======     ====     =====     ===       =====   ====

(12)   Commitments and Contingencies

       Off-Balance Sheet Financial Instruments

          The Company's off-balance sheet financial instruments were limited to outstanding commitments to originate loans of $1.5 million and unadvanced lines of credit extended to customers of $5.0 million at September 30, 1996 ($2.5 million and $4.6 million, respectively, at September 30, 1995). Although these contractual amounts represent the Company's maximum potential exposure to credit loss, they do not necessarily represent future cash requirements since certain commitments and lines of credit may expire without being funded and others may not be fully drawn upon. Substantially all of these commitments and lines of credit have been provided to customers within the Company's primary lending area described in note 3 and relate to adjustable-rate loans. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee by the customer. Commitments and lines of credit are subject to the Company's credit approval process, including a case-by-case evaluation of the customer's creditworthiness and related collateral requirements.

       Lease Commitments

          The Company is obligated under non-cancellable leases for certain of its banking premises. Rental expense under these leases was $172,000, $120,000 and $118,000 for the years ended September 30, 1996, 1995 and 1994, respectively. At September 30, 1996, the future minimum rental payments under the lease agreements for the fiscal years ending September 30 are $189,000 in 1997; $130,000 in 1998; $127,000 in 1999; $82,000 in
       2000; and $33,000 in 2001.

       Legal Proceedings

          In the normal course of business, the Company is involved in various outstanding legal proceedings. In the opinion of management, after consultation with legal counsel, the outcome of such legal proceedings should not have a material effect on the Company's financial condition, results of operations or liquidity.

                  YONKERS FINANCIAL CORPORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS






 (13)  Fair Values of Financial Instruments

          SFAS No. 107 requires disclosures about the fair values of financial instruments for which it is practicable to estimate fair value. The definition of a financial instrument includes many of the assets and liabilities recognized in the Company's balance sheet, as well as certain off-balance sheet items. Fair value is defined in SFAS No. 107 as the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

          Quoted market prices are used to estimate fair values when those prices are available. However, active markets do not exist for many types of financial instruments. Consequently, fair values for these instruments must be estimated by management using techniques such as discounted cash flow analysis and comparison to similar instruments. These estimates are highly subjective and require judgments regarding significant matters, such as the amount and timing of future cash flows and the selection of discount rates that appropriately reflect market and credit risks. Changes in these judgments often have a material effect on the fair value estimates. In addition, since these estimates are made as of a specific point in time, they are susceptible to material near-term changes. Fair values disclosed in accordance with SFAS No. 107 do not reflect any premium or discount that could result from the sale of a large volume of a particular financial instrument, nor do they reflect possible tax ramifications or estimated transaction costs.

          The following is a summary of the carrying amounts and fair values of the Company's financial assets and liabilities (none of which were held for trading purposes) at September 30:


                                             1996                   1995
                                      ------------------     ------------------
                                      Carrying     Fair      Carrying     Fair
                                       Amount      Value      Amount      Value
                                       ------      -----      ------      -----
                                                    (In Millions)

Financial assets:
  Cash and due from banks .........    $  2.2     $  2.2      $  3.2     $  3.2
  Short-term investments ..........      10.3       10.3         0.1        0.1
  Securities  .....................     153.6      152.7       116.3      116.0
  Loans............................      86.7       85.4        83.7       82.7
  Accrued interest receivable .....       2.4        2.4         1.8        1.8
  Federal Home Loan Bank stock.....       1.1        1.1         1.1        1.1
Financial liabilities:
  Savings certificate accounts ....     105.0      104.9       101.4      101.9
  Other deposit accounts ..........      85.7       85.7        86.6       86.6
  Borrowings  .....................      18.3       18.3         4.3        4.3
                                         ====       ====         ===        ===


          The following is a description of the principal valuation methods used by the Company to estimate the fair values of its financial instruments:

       Securities

          The fair values of securities were based on market prices or dealer quotes.

                  YONKERS FINANCIAL CORPORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS






       Loans

          For valuation purposes, the loan portfolio was segregated into its significant categories, such as residential mortgage loans and consumer loans. These categories were further analyzed, where appropriate, into components based on significant financial characteristics such as type of interest rate (fixed or adjustable). Generally, management estimated fair values by reference to current secondary market prices of similar loans or by discounting the anticipated cash flows at current market rates for loans with similar terms to borrowers of similar credit quality.

       Deposit Liabilities

          The fair values of savings certificate accounts represent contractual cash flows discounted using interest rates currently offered on certificates with similar characteristics and remaining maturities. In accordance with SFAS No. 107, the fair values of deposit liabilities with no stated maturity (checking, NOW, money market, regular savings and club accounts) are equal to the carrying amounts payable on demand.

          In accordance with SFAS No. 107, these fair values do not include the value of core deposit relationships which comprise a significant portion of the Company's deposit base. Management believes that the Company's core deposit relationships provide a relatively stable, low-cost funding source which has a substantial unrecognized value separate from the deposit balances.

       Other Financial Instruments

          The other financial assets and liabilities set forth in the preceding table have fair values that approximate the respective carrying amounts because the instruments are payable on demand or have short-term maturities and present relatively low credit risk and interest rate risk.

          The fair values of the loan origination commitments and unadvanced lines of credit described in note 12 were estimated based on an analysis of the interest rates and fees currently charged to enter into similar transactions, considering the remaining terms of the instruments and the creditworthiness of the potential borrowers. At September 30, 1996 and 1995, the fair values of these financial instruments approximated the related carrying amounts which were not significant.

(14)   Recent Accounting Pronouncements

          During the year ending September 30, 1997, the Company will adopt the following accounting pronouncements which have been issued by the Financial Accounting Standards Board ("FASB"):

       Impairment of Long-Lived Assets

          In March 1995, the FASB issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." SFAS No. 121 establishes accounting standards for reviewing and measuring the impairment of long-lived assets and certain identifiable intangible assets. Various assets are excluded from the scope of SFAS No. 121, including financial instruments which constitute most of the Company's assets.

                  YONKERS FINANCIAL CORPORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS






          For assets included in the scope of SFAS No. 121, such as office properties and equipment, an impairment loss must be recognized when the estimate of total undiscounted future cash flows attributable to the asset is less than the asset's carrying amount. Measurement of the impairment loss is based on the fair value of the asset. SFAS No. 121 is effective for fiscal years beginning after December 15, 1995. Management anticipates that the prospective adoption of SFAS No. 121 in the year ending September 30, 1997 will not have a material impact on the Company's financial condition or results of operations.

       Stock-Based Compensation

          In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation," which addresses accounting for stock-based compensation arrangements such as the stock option and incentive plan and the management recognition plan described in note 10. Under SFAS No. 123, entities can recognize stock-based compensation expense in the basic financial statements using either (i) the approach set forth in Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", or (ii) the fair value based method introduced in SFAS No. 123. Under APB Opinion No. 25, compensation expense is measured at the option's intrinsic value, or the excess (if any) of the market price of the underlying stock at the measurement date over the amount the employee is required to pay. Under the fair value based method introduced in SFAS No. 123, compensation expense is measured at the option's fair value on the grant date.

          The Company will adopt the provisions of APB Opinion No. 25 in accounting for the stock option and incentive plan and the management recognition plan. No compensation expense will be recognized for the stock option and incentive plan since the exercise price of the options will equal the market price of the underlying stock at the grant date. The cost of the shares awarded under the management recognition plan will be recognized as expense on a straight-line basis over the five-year vesting period. In accordance with SFAS No. 123, beginning in the year ending September 30, 1997 the Company will make pro forma disclosures of net income and earnings per share as if it had adopted the fair value method of accounting.

       Transfers and Servicing of Financial Assets

          In June 1996, the FASB issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". Transactions within the scope of SFAS No. 125 include loan securitizations, sales of partial interests in financial assets, repurchase agreements, securities lending, pledges of collateral, loan syndications and participations, sales of receivables with recourse, servicing of mortgage and other loans, and in-substance defeasances of debt.

          SFAS No. 125 applies a financial-components approach that focuses on the entity's control over a financial asset to determine the proper accounting for financial asset transfers. Under that approach, after financial assets are transferred, an entity recognizes on the balance sheet all assets it controls and all liabilities it has incurred. The entity would remove from the balance sheet those assets it no longer controls and liabilities it has satisfied. If the entity has surrendered control over the transferred assets, the transaction is accounted for as a sale. Under SFAS No. 125, control is considered to have been surrendered only if (i) the assets are isolated from the transferor, (ii) the transferee has the right to pledge or exchange the assets or is a qualifying special-purpose entity, and (iii) the transferor does not maintain effective control over the assets through an agreement to repurchase or redeem them. If any of these conditions are not met, the transfer is accounted for as a secured borrowing.

                  YONKERS FINANCIAL CORPORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS






          SFAS No. 125 requires recognition of servicing rights as an asset when loans are sold or securitized with servicing retained. Servicing rights were previously recognized as an asset when acquired through a purchase transaction, but not when acquired through loan origination activities. SFAS No. 125 requires that capitalized servicing rights be evaluated for impairment, by comparing the asset's carrying amount to its current fair value. In making impairment evaluations, servicing rights must be stratified based on one or more of the predominant risk characteristic of the underlying loans. Impairment is recognized through a valuation allowance for each impaired stratum.

          As required, the Company will adopt SFAS No. 125 effective January 1, 1997 on a prospective basis. Management anticipates that the implementation of SFAS No. 125 will not have a material impact on the Company's financial condition or results of operations.

                  YONKERS FINANCIAL CORPORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS






(15)   Parent Company Condensed Financial Information

          Set forth below is the condensed balance sheet of Yonkers Financial Corporation as of September 30, 1996, and its condensed statements of income and cash flows for the period from April 18, 1996 (the Conversion date) to September 30, 1996:




                                                                                   September 30,
                                                                                       1996
                                                                                   -------------
                                                                                  (In Thousands)
            Condensed Balance Sheet
            Assets:
               Cash.............................................................     $    384
               Short-term investments...........................................       10,248
               Securities.......................................................        4,016
               Investment in subsidiary.........................................       34,351
               Other assets.....................................................           64
                                                                                     --------
                     Total assets...............................................     $ 49,063
                                                                                     ========
            Liabilities and Stockholders' Equity:
               Accrued expenses.................................................     $     64
               Stockholders' equity.............................................       48,999
                                                                                     --------
                     Total liabilities and stockholders' equity.................     $ 49,063
                                                                                     ========


                                                                                  From April 18, 1996
                                                                                 to September 30, 1996
                                                                                 ---------------------
                                                                                     (In Thousands)
            Condensed Statement of Income
            Interest income.....................................................     $    388
            Non-interest expense................................................          (43)
                                                                                     --------
               Income before income tax expense and equity in
                  undistributed earnings of subsidiary..........................          345
            Income tax expense..................................................          146
                                                                                     --------
               Income before equity in undistributed earnings of subsidiary ....          199
            Equity in undistributed earnings of subsidiary......................          530
                                                                                     --------
                     Net income.................................................     $    729
                                                                                     ========
            Condensed Statement of Cash Flows
            Cash flows from operating activities:
               Net income.......................................................     $    729

               Adjustments to reconcile net income to net cash provided by operating activities:
                     Equity in undistributed earnings of subsidiary ............         (530)
                     Accrued expenses...........................................           64
                     Other......................................................          (67)
                                                                                     ---------
                     Net cash provided by operating activities..................          196
                                                                                     ---------
            Cash flows from investing activities:
               Purchase of subsidiary's common stock............................      (17,314)
               Purchases of securities..........................................       (4,000)
               Other............................................................          143
                                                                                     ---------
                     Net cash used in investing activities......................      (21,171)
                                                                                     ---------
            Cash flows from financing activities:
               Net proceeds from sale of common stock, exclusive of ESOP shares.       31,771
               Dividend paid....................................................         (164)
                                                                                     ---------
                     Net cash provided by financing activities..................       31,607
                                                                                     ---------
            Net increase in cash and cash equivalents...........................       10,632
            Cash and cash equivalents at beginning of period....................            -
                                                                                     ---------
            Cash and cash equivalents at end of period..........................     $ 10,632
                                                                                     =========


                  YONKERS FINANCIAL CORPORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS






(16)     Selected Quarterly Financial Data (Unaudited)

         The following is a summary of unaudited quarterly financial data for the fiscal years ended September 30, 1996 and 1995:



                                                                            Three Months Ended
                                                      ---------------------------------------------------------------
                                                      December 31       March 31           June 30       September 30
                                                      -----------       --------           -------       ------------
                                                                    (In Thousands, Except Per Share Data)
           Fiscal 1996

           Interest and dividend income..........     $  3,821         $   3,813         $  4,267          $  4,475
           Interest expense......................        2,024             2,001            1,954             1,996
                                                      --------          --------         --------          --------

               Net interest income...............        1,797             1,812            2,313             2,479
           Provision for loan losses.............          100               50               237                75
           Non-interest income...................          166               165              173               198
           SAIF special assessment...............            -                -                -              1,166
           Other non-interest expense............        1,200             1,249            1,148             1,441
                                                      --------          --------         --------          --------
               Income (loss) before income
                  taxes..........................          663               678            1,101                (5)
           Income tax expense (benefit) .........          272              278               469              (102)
                                                      --------          --------         --------          --------

               Net income........................     $    391         $     400         $    632          $     97
                                                      ========          ========         ========          ========
               Earnings per share................                                        $   0.19          $   0.03
                                                                                         ========          ========


           Fiscal 1995

           Interest and dividend income..........     $  3,299         $   3,454         $  3,574           $ 3,736
           Interest expense......................        1,509             1,631            1,895             1,969
                                                      --------          --------         --------          --------
               Net interest income...............        1,790             1,823            1,679             1,767
           Provision for loan losses.............          125                75               75               218
           Non-interest income...................          150               158              198               180
           Non-interest expense..................        1,222             1,082            1,100             1,375
                                                      --------          --------         --------          --------
               Income before income
                  tax expense....................          593               824              702               354
           Income tax expense....................          268               349              283               133
                                                      --------          --------         --------          --------
                  Net income.....................     $    325         $     475         $    419          $    221
                                                      ========          ========         ========          ========


                          YONKERS FINANCIAL CORPORATION
                             STOCKHOLDER INFORMATION

ANNUAL MEETING

The annual meeting of stockholders will be held at 4:30 p.m., January 28, 1997, at The Yonkers Savings and Loan Association, FA, located at One Manor House Square, Yonkers, New York.

STOCK LISTING

The Company's stock is traded over the counter, on the NASDAQ National Market under the symbol "YFCB".

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

The table below shows the range of high and low bid prices and dividends paid in fiscal 1996. These prices do not represent actual transactions and do not include retail markups, markdowns or commissions.


             QUARTER ENDED        HIGH          LOW          DIVIDENDS

    June 30, 1996............     $10 1/4       $9 1/4         $ ---
    September 30, 1996.......      12 5/8        9 1/2         $0.05

The Board of Directors intends to continue the payment of cash dividends, dependent on the results of operations and financial condition of the Company, tax considerations, industry standards, economic conditions, general business practices and other factors. Dividend payment decisions are made with consideration of a variety of factors including earnings, financial condition, market considerations and regulatory restrictions. Restrictions on dividend payments are described in Note 11 of the Notes to Consolidated Financial Statements included in this report.

As of September 30, 1996, the Company had approximately 607 stockholders of record and 3,570,750 outstanding shares of common stock.

SHAREHOLDER AND GENERAL INQUIRIES                    TRANSFER AGENT

Joseph L. Macchia, Vice President                    Registrar & Transfer Co.
Yonkers Financial Corporation                        10 Commerce Drive
6 Executive Plaza                                    Cranford, New Jersey 07016
Yonkers, New York 10701                              (800) 456-0596
(914) 965-2500

ANNUAL AND OTHER REPORTS

The Company is required to file an annual report on Form 10-K for its fiscal year ended September 30, 1996, with the Securities and Exchange Commission. Copies of the Form 10-K annual report and the Company's quarterly reports may be obtained without charge by contacting:

Joseph L. Macchia, Vice President
Yonkers Financial Corporation
6 Executive Plaza
Yonkers, New York 10701
(914) 965-2500

                          YONKERS FINANCIAL CORPORATION
                              CORPORATE INFORMATION


COMPANY AND BANK ADDRESS

6 Executive Plaza
Yonkers, New York 10701


Telephone         (914) 965-2500
Fax               (914) 965-2599

DIRECTORS OF THE BOARD

William G. Bachop
Retired professional engineer and President of Herbert G. Martin, Inc.

P. Anthony Sarubbi
A consulting engineer and President of P. Anthony Sarubbi, Inc.

Donald R. Angelilli
A real estate broker employed by Prudential Ragette


Michael J. Martin
Vice President of Herbert G. Martin, Inc.


Eben T. Walker
President of Graphite Metallizing Corporation


Charles D. Lohrfink
Retired Public Affairs Director for Consolidated
Edison

YONKERS FINANCIAL CORPORATION
  OFFICERS

Richard F. Komosinski
President

Joseph D. Roberto
Vice President, Treasurer and
  Chief Financial Officer


Joseph L. Macchia
Vice President and Secretary



INDEPENDENT AUDITORS

KPMG Peat Marwick LLP
3001 Summer Street
Stamford, Connecticut  06905


SPECIAL COUNSEL

Silver, Freedman & Taff, L.L.P.
1100 New York Avenue, N.W.
Seventh Floor -- East Tower
Washington, D.C.  20005