Form 10-K, Exhibit 13
period 1997-09-30
YONKERS FINANCIAL CORP
filed 1997-12-29
CIK 1005508

1997 ANNUAL REPORT









                          YONKERS FINANCIAL CORPORATION

                         YONKERS FINANCIAL CORPORATION
                         -----------------------------

                              FINANCIAL HIGHLIGHTS

At or for the Year Ended September 30,             1997       1996       1995
--------------------------------------------------------------------------------
(Dollars in thousands, except per share data)

SELECTED FINANCIAL DATA
-----------------------
Total assets ................................... $312,956   $259,534   $208,283
Loans receivable, net ..........................  118,683     86,666     83,679
Mortgage-backed securities .....................   93,384     80,850     59,047
Other securities ...............................   69,231     72,709     57,294
Deposits .......................................  207,933    190,675    188,009
Borrowings .....................................   60,096     18,264      4,295
Stockholders' equity(1) ........................   43,878     48,999     15,765
Book value per share(2) ........................    14.53      13.72         --

SELECTED OPERATING DATA
-----------------------
Net interest income ............................ $ 10,774   $  8,401   $  7,059
Net income(3) ..................................    2,952      1,520      1,440
Earnings per share(4) ..........................     1.02       0.22         --

ASSET QUALITY DATA
------------------
Non-performing loans ........................... $  1,138   $  2,775   $  3,530
Non-performing loans to total loans receivable .     0.94%      3.14%      4.15%
----------
(1) Includes additional capital in 1997 and 1996 subsequent to the sale of the Holding Company's common stock in connection with the Association's conversion to stock form on April 18, 1996.
(2) Represents stockholders' equity divided by total common shares outstanding at the end of the period.
(3) Fiscal 1996 net income was reduced by approximately $700,000 for the after-tax impact of a Federal deposit insurance special assessment imposed to recapitalize the Savings Association Insurance Fund.
(4) The amount for fiscal 1996 is for the six-month period following the conversion to stock form.

            TABLE OF CONTENTS
            -----------------
            President's Message ................................   2
            Selected Consolidated Financial Information ........   4
            Management's Discussion and Analysis of Financial
              Condition and Results of Operations ..............   5
            Management's Report ................................  24
            Independent Auditors' Report .......................  25
            Consolidated Financial Statements ..................  26
            Stockholder Information ............................  55
            Corporate Information ..............................  56

                         YONKERS FINANCIAL CORPORATION
                         -----------------------------

                             LETTER TO STOCKHOLDERS

To Our Stockholders:

     It is with a great deal of pride that I report to you on our progress and results for the fiscal year ended September 30, 1997, our first full year operating as a public company. Although fiscal 1997 was a challenging year, we successfully implemented several new strategies which enabled us to increase our core business and enhance shareholder value. At the same time, The Yonkers Savings and Loan Association, FA continues to operate as a community-oriented financial institution providing high-quality service and products that meet the banking needs of our local customer base.

     Net income for the year ended September 30, 1997 was $3.0 million or $1.02 per share, compared to $1.5 million for the year ended September 30, 1996. Net income for fiscal 1996 was reduced by a Federal deposit insurance special assessment of $1.2 million, or approximately $700,000 after taxes, which was imposed by Congress to recapitalize the Savings Association Insurance Fund. The higher net income in fiscal 1997 also reflects a $2.4 million increase in net interest income attributable to growth in our core business as well as expansion of our securities leveraging program, partially offset by a $1.3 million increase in non-interest expenses other than the special assessment. Although operating expenses were higher this year, we improved the efficiency ratio to 54.43% in fiscal 1997 from 57.12% in fiscal 1996. The ratio of non-interest expense (excluding the special assessment) to average assets was slightly higher at 2.26% in fiscal 1997 compared to 2.20% in the prior year.

     Total assets increased $53.5 million to $313.0 million from $259.5 million a year earlier. Our growth was achieved without compromising the safety and soundness of our business practices.

     The dramatic increase in our core business during fiscal 1997 was focused in the mortgage loan area. Loans receivable and loans held for sale increased 60.4% or $52.4 million to $139.1 million at September 30, 1997 from $86.7 million at September 30, 1996. This increase, which includes loans held for sale of $20.4 million, is a result of higher originations of residential mortgage loans attributable to new lending programs initiated in fiscal 1997. The implementation of a mortgage broker program, the hiring of more mortgage sales representatives, and the introduction of newly-designed products, all contributed to the success of this part of our business. As we move ahead, we will continue to provide home financing to our community, focusing on prudent underwriting standards that will result in a high-quality mortgage loan portfolio with moderate risk.

     Our core business expansion in fiscal 1997 also included significant growth in deposits attributable to new products and excellent customer service. Deposit liabilities increased $17.2 million to $207.9 million at September 30, 1997 from $190.7 million at September 30, 1996. Our VIP product, a

                         YONKERS FINANCIAL CORPORATION
                         -----------------------------

                       LETTER TO STOCKHOLDERS (Continued)

popular new program initiated in fiscal 1997, was a major contributor to the growth and retention of our deposits. This program offers customers higher savings and CD rates, lower loan costs and other benefits all tied into an attractive checking account. In addition, modern banking conveniences such as automated teller machines ("ATM's"), "FASTBanking" (our 24 hour interactive telephone banking system) and PC Advantage Banking (our internet based web site at http://www.yonkers.com) will continue to be expanded to help meet the needs of our customers. In fact, our first off-site ATM was installed this October at St. John's Riverside Hospital in Yonkers.

     Fiscal 1998 began with the Company taking further action to enhance its retail banking franchise. We have entered into an agreement with BJ's Wholesale Club, Inc., for in-store branching. BJ's wholesale clubs currently include a club in Westchester County and a club in Dutchess County, with another location scheduled to open in early 1998 in Rockland County. Our first in-store branch, located in BJ's Dutchess County location in Wappingers Falls, opened on December 22, 1997. Our agreement gives us the right of first refusal to establish an in-store branch in any of BJ's remaining or future clubs located in Dutchess, Putnam, Rockland and Westchester counties. We believe this venture will allow us to bring our personalized service and convenient products to other market areas.

     The Company continues to focus on enhancing shareholder value. In addition to growth in our core business, the Company completed two stock repurchase programs in fiscal 1997. A total of 142,830 shares, or approximately 19% of the Company's common stock, was repurchased in the open market, including 108,905 shares for purposes of the Company's management recognition plan. The Board of Directors believes that treasury repurchases enhance shareholder value by increasing earnings per share.

     Since converting to stock form, the Company has declared five consecutive quarterly cash dividends. The dividend paid in the quarter ended September 30, 1997 was increased to $0.06 per share from $0.05 per share, reflecting the continued strength of the Company's operating results.

     As a well-established community bank, we will continue to explore ways to add value for our stockholders and customers. We intend to continue to focus on the financial needs of our community and continue our active participation in community development and other types of community-related programs.

     On behalf of the Board of Directors, I wish to thank our stockholders, customers and staff for your continued support of Yonkers Financial Corporation.

Sincerely,


/s/ Richard F. Komosinski
-------------------------
Richard F. Komosinski
President and
Chief Executive Officer

                   SELECTED CONSOLIDATED FINANCIAL INFORMATION
                             (Dollars in Thousands)

                                                                    At or For the Year Ended  September 30,
                                                           ------------------------------------------------------
                                                             1997        1996       1995        1994        1993
                                                             ----        ----       ----        ----        ----
Selected Financial Condition Data
Total assets.........................................     $312,956    $259,534   $208,283    $194,862    $182,717
Loans receivable, net................................      118,683      86,666     83,679      77,824      78,633
Real estate mortgage loans held for sale.............       20,437         ---        ---         ---         ---
Mortgage-backed securities(1):
    Held to maturity.................................       50,346      58,139     52,611      49,181         ---
    Available for sale...............................       43,038      22,711      6,436       7,786         ---
    Held for investment..............................          ---         ---        ---         ---      61,295
Other securities(1):
    Held to maturity.................................       25,983      36,868     42,853      38,539         ---
    Available for sale...............................       43,248      35,841     14,441      11,430         ---
    Held for investment..............................          ---         ---        ---         ---      31,510
Cash and cash equivalents............................        3,593      12,500      3,261       5,818       7,083
Deposits.............................................      207,933     190,675    188,009     179,816     169,508
Borrowings...........................................       60,096      18,264      4,295         295         295
Stockholders' equity(2)..............................       43,878      48,999     15,765      14,156      12,163

Selected Operating Data

Interest and dividend income.........................     $ 20,731     $16,376    $14,063     $12,460     $12,372
Interest expense.....................................        9,957       7,975      7,004       5,422       5,623
                                                         ---------     -------   --------    --------    --------
    Net interest income..............................       10,774       8,401      7,059       7,038       6,749
Provision for loan losses............................          300         462        493          64         313
                                                        ----------    --------   --------   ---------    --------
    Net interest income after provision for loan losses     10,474       7,939      6,566       6,974       6,436
Non-interest income:
    Service charges and fees.........................          814         680        640         529         412
    Other............................................          (27)         22         46          96         247
Non-interest expense (excluding special assessment)..        6,319       5,038      4,779       4,272       3,716
SAIF special assessment(3)...........................          ---       1,166        ---         ---         ---
                                                        ----------    -------- ----------  ----------  ----------
    Income before income tax expense and cumulative
      effect of change in accounting principle.......        4,942       2,437      2,473       3,327       3,379
Income tax expense...................................        1,990         917      1,033       1,356       1,338
                                                          --------    --------   --------    --------    --------
    Income before cumulative effect of change in
      accounting principle...........................        2,952       1,520      1,440       1,971       2,041
Cumulative effect of change in  accounting for income
    taxes............................................          ---         ---        ---         326         ---
                                                         ---------   ---------  ---------    --------   ---------
    Net income.......................................     $  2,952     $ 1,520    $ 1,440     $ 2,297     $ 2,041
                                                          ========     =======    =======     =======     =======

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION
                  (Dollars in Thousands, Except Per Share Data)
                                                                             At or For the Year Ended September 30,
                                                                        ----------------------------------------------
                                                                        1997       1996      1995       1994      1993
                                                                        ----       ----      ----       ----      ----
Selected Financial Ratios and Other Data
Performance Ratios:
    Return on assets (ratio of net income to average total
      assets)(4)................................................        1.05%      0.66%     0.72%      1.22%     1.16%
    Return on equity (ratio of net income to average
      equity)(4)................................................        6.72       4.60      9.61      17.31     17.78
    Average interest rate spread(4)(5)..........................        3.26       3.13      3.34       3.58      3.68
    Net interest margin(4)(6)...................................        3.93       3.73      3.61       3.80      3.90
    Efficiency ratio(7).........................................       54.43      57.12     58.18      55.31     50.16
    Net interest income to non-interest expense(4)(8)...........      170.50     135.41    147.71     164.75    181.62
    Non-interest expense to average total assets(4)(8)..........        2.26       2.70      2.39       2.27      2.11
    Average interest-earning assets to average
      interest-bearing liabilities(4)...........................      118.60     117.07    107.70     107.45    106.84
    Earnings per share, from date of conversion.................      $ 1.02    $  0.22$      ---     $  ---    $  ---
    Cash dividends per share....................................        0.21       0.05       ---        ---       ---
    Dividend payout ratio(9)....................................       20.66%     22.50%      ---%       ---%      ---%
Capital Ratios and Other Data:
    Average equity to average assets(4).........................       15.69      14.41      7.50       7.04      6.53
    Equity to total assets at end of period.....................       14.02      18.88      7.57       7.26      6.66
    Book value per share(10)....................................      $14.53     $13.72    $  ---     $  ---    $  ---
    Total risk-based capital....................................       32.08%     37.19%    18.66%     18.67%    16.02%
Asset Quality and Other Data:
    Non-performing loans........................................      $1,138    $ 2,775    $3,530     $2,663    $1,157
    Real estate owned, net......................................         379        603       227         73       242
                                                                     -------   --------    ------    -------   -------
    Total non-performing assets.................................      $1,517    $ 3,378    $3,757     $2,736    $1,399
                                                                      ======    =======    ======     ======    ======
    Asset quality ratios:
      Non-performing loans to total loans receivable............        0.94%      3.14%     4.15%      3.35%     1.46%
      Non-performing assets to total assets.....................        0.48       1.30      1.80       1.40      0.77
    Allowance for loan losses to:
      Non-performing loans......................................       96.05      33.77     20.37      11.68     25.50
      Total loans receivable....................................        0.90       1.06      0.84       0.39      0.37
    Number of full-service banking offices......................           4          4         4          4         4

----------
(1) The Company has classified its securities as "held to maturity" or "available for sale" since September 30, 1994, when it adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities."

(2) Includes additional capital in 1997 and 1996 subsequent to the sale of the Holding Company's common stock in connection with the Association's conversion to stock form on April 18, 1996.

(3) Represents the Association's share of a special assessment imposed on all financial institutions with deposits insured by the Savings Association Insurance Fund (the "SAIF"). See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Comparison of Operating Results for the Years Ended September 30, 1996 and 1995."

(4) Ratio is based on average daily balances during fiscal 1997 and average monthly balances during the earlier years.

(5)  The  interest   rate  spread   represents   the   difference   between  the
     weighted-average yield on interest-earning assets and the weighted-average cost of interest-bearing liabilities.

(6) The net interest margin represents net interest income as a percent of average interest-earning assets.

(7) The efficiency ratio represents non-interest expense (other than the special assessment in 1996 and certain loss provisions in each year) divided by the sum of net interest income and non-interest income (other than net security gains and losses).

(8) Excluding the SAIF special assessment described in note (3), the ratio of net interest income to non-interest expense and the ratio of non-interest expense to average total assets for fiscal 1996 would have been 166.75% and 2.20%, respectively.

(9) Represents dividends paid as a percentage of net income. Ratio for fiscal 1996 is based on net income for the six-month period following the Association's conversion to stock form.

(10) Represents stockholders' equity divided by total common shares outstanding at the end of the period.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS


General

         Yonkers Financial Corporation (the "Holding Company") is the unitary savings association holding company for The Yonkers Savings and Loan Association, FA (the "Association"), a federally chartered savings and loan association and a wholly-owned subsidiary of the Holding Company. Collectively, the Holding Company and the Association are referred to herein as the "Company." On April 18, 1996, the Association converted from a mutual savings and loan association to a stock savings and loan association (the "Conversion"). Concurrent with the Conversion, the Holding Company sold 3,570,750 shares of its common stock in a subscription and community offering at a price of $10.00 per share, for net proceeds of $34.6 million (the "Stock Offering").

         The Company's primary market area consists of Westchester County, New York, and portions of Putnam, Rockland and Dutchess Counties, New York. Business is conducted from its executive offices as well as four full-service banking offices located in Yonkers, New York. A branch located in a discount store in Wappingers Falls, Dutchess County, opened in December 1997. The Association is a community-oriented savings institution whose business primarily consists of accepting deposits from customers within its market area and investing those funds in mortgage loans secured by one-to-four family residences. To a lesser extent, funds are invested in multi-family and commercial real estate, construction, land, consumer and commercial business loans. The Company also invests in mortgage-backed and other securities. The Holding Company's business activities have been limited to its ownership of the Association and certain short-term and other investments.

         The Company's results of operations are primarily dependent on net interest income, which is the difference between the interest income on its interest-earning assets (such as loans and securities) and the interest expense on its interest-bearing liabilities (such as deposits and borrowings). The Company's results of operations are also affected by the provision for loan losses, non-interest income and non-interest expense. Noninterest income primarily consists of service charges and fees on deposit and loan products. The Company's non-interest expenses primarily consist of employee compensation and benefits, occupancy and equipment expenses, federal deposit insurance costs, data processing service fees and other operating expenses.

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

Operating Strategy

         The Company's basic mission is to maintain its focus as an independent, community-oriented financial institution servicing customers in its primary market area. The Board of Directors has sought to accomplish this mission through an operating strategy designed to maintain capital in excess of regulatory requirements and manage, to the extent practical, the Company's loan delinquencies and vulnerability to changes in interest rates. The key components of the Company's operating strategy are to: (i) focus its lending operations on the origination of loans secured by one-to-four family residential real estate;
(ii) supplement its one-to-four family residential lending activities with multi-family, commercial real estate, consumer, construction and land loans;
(iii) augment its lending activities with investments in mortgage-backed and other securities; (iv) emphasize adjustable rate and/or short and medium duration assets; (v) build and maintain its regular savings, transaction, money market and club accounts; (vi) increase, at a managed pace, the volume of the Company's assets and liabilities; and (vii) utilize borrowings to fund increases in asset volume at a positive interest rate spread.

Comparison of Financial Condition at September 30, 1997 and 1996

         Total assets increased $53.5 million to $313.0 million at September 30, 1997 from $259.5 million at September 30, 1996. Asset growth was funded primarily through proceeds from borrowings under securities repurchase agreements and deposit inflows, partially offset by funds used to repurchase shares of the Holding Company's common stock.

         Borrowings under securities repurchase agreements increased $43.8 million to $54.1 million at September 30, 1997 from $10.3 million at September 30, 1996. Deposit liabilities increased $17.2 million to $207.9 million at September 30, 1997 from $190.7 million at September 30, 1996. Funds of $8.9 million were used to repurchase 658,892 shares of the Holding Company's common stock in the open market during the year ended September 30, 1997, including both treasury shares and shares for use in the Company's management recognition plan ("MRP"). A total of 108,905 repurchased shares with a cost of $1.4 million were awarded under the MRP in fiscal 1997.

         Funds provided by borrowings and deposit growth were primarily invested in new loans and securities, while funds from existing short-term investments were primarily used to fund the Holding Company's stock repurchases. On a combined basis, loans receivable (held for portfolio) and loans held for sale increased $52.4 million to $139.1 million at September 30, 1997 from $86.7 million at September 30, 1996. The combined increase, which includes an increase of $20.4 million in real estate mortgage loans held for sale, has primarily resulted from higher originations of residential mortgage loans attributable to new lending programs initiated in fiscal 1997. Total securities increased $9.0 million to $162.6 million at September 30, 1997 from $153.6 million at September 30, 1996. Short-term investments decreased $8.8 million to $1.5 million at September 30, 1997 from $10.3 million at September 30. 1996.

         The $52.4 million combined increase in loans receivable and loans held for sale primarily reflects increases of $49.5 million in one-to-four family mortgage loans (including $20.4 million in loans held for sale) and $2.9 million in commercial real estate loans. Net increases and decreases in other portfolio categories were not significant. During fiscal 1997, the Company implemented a mortgage broker program, utilized additional mortgage sales representatives and developed a newly designed "15/1" residential mortgage loan product, all of which contributed to the increase in loan production. The 15/1 mortgage loan has a term of 30 years with a fixed rate for the first fifteen years and annual rate adjustments thereafter based on a specified margin over the Average Weekly One Year U.S. Treasury Constant Maturity Index. In addition, the loan has a conversion option which allows the borrower to convert, during years sixteen through eighteen, to a fixed rate for the remaining term. Loans held for sale of $20.4 million at September 30, 1997 represent substantially all of the Company's loans of this type, the majority of which were originated during the quarter ended September 30, 1997. The sale of these loans was completed, with servicing retained, during November 1997. The Company expects to engage in similar secondary market sales of a portion of its future residential mortgage loan originations as market conditions warrant. These loans will be classified as held for sale at origination and carried at the lower of cost or market value.

         The securities portfolio at September 30, 1997 reflects a $27.7 million increase in available-for-sale securities and an $18.7 million decrease in held-to-maturity securities, compared to September 30, 1996. The increase in available-for-sale securities primarily reflected purchases of $55.8 million (including purchases of longer term, fixed rate securities funded with borrowings under repurchase agreements), partially offset by $13.4 million in principal payments, maturities and calls, and $15.9 million in proceeds from sales. The Company's overall interest rate risk, as measured by the sensitivity of its net portfolio value to instantaneous interest rate changes, has increased somewhat as a result of funding these security purchases with shorter term borrowings. See "Interest Rate Risk Management". The decrease in held-to-maturity securities primarily reflects principal payments, maturities and calls of $18.6 million. Available-for-sale securities represented 53.1% of the total securities portfolio at September 30, 1997, compared to 38.1% at September 30, 1996. Management has increased the level of available-for-sale securities to enhance the Company's overall financial flexibility, including the ability to reposition the portfolio or reduce borrowings in response to changes in interest rates and other market conditions.

         Borrowings at September 30, 1997 reflect a $43.8 million increase in securities repurchase agreements to $54.1 million compared to $10.3 million at September 30, 1996, partially offset by a $2.0 million decrease in FHLB advances to $6.0 million compared to $8.0 million at September 30, 1996. The Company began to utilize repurchase agreements during the quarter ended September 30, 1996 as a means of leveraging available capital to support further asset growth (primarily available-for-sale securities) and increase net interest income. For information regarding the terms of the repurchase agreements, see "Liquidity and Capital Resources".

         The $17.2 million increase in deposit liabilities during fiscal 1997 was the result of aggressive cross-selling, quality customer service and new deposit products. During fiscal 1997, the Company introduced a VIP program which offers certain high-balance customers higher savings and certificate of deposit rates, lower loan costs and other benefits, all tied into an attractive checking account. In addition, modern banking conveniences such as "FASTBanking" (a 24 hour interactive telephone banking system) and PC Advantage Banking (an internet based web site) were expanded to meet the needs of the Company's customers.

         Stockholders' equity decreased $5.1 million, from $49.0 million at September 30, 1996 to $43.9 million at September 30, 1997. The decrease is primarily attributable to common share repurchases at a total cost of $8.9 million, partially offset by net income of $2.3 million retained after dividends and an improvement of $751,000 in the after-tax net unrealized gains and losses on available-for-sale securities. A total of 658,892 common shares were repurchased in open market transactions during fiscal 1997 at an average cost of $13.52 per share. Of this total, 108,905 repurchased shares with a cost of $1.4 million were awarded under the MRP during the year and 549,987 shares were held as treasury stock at September 30, 1997. The ratio of stockholders' equity to total assets at September 30, 1997 was 14.02% as compared to 18.88% at September 30, 1996. Book value per share (computed based on total shares issued less treasury shares) was $14.53 at September 30, 1997, up from $13.72 at September 30, 1996. For information regarding the Association's regulatory capital amounts and ratios, see "Liquidity and Capital Resources".

         Total non-performing assets decreased $1.9 million, from $3.4 million at September 30, 1996 to $1.5 million at September 30, 1997, reflecting net reductions of $1.6 million in non-accrual loans past due ninety days or more and $224,000 in real estate owned. The ratio of non-performing assets to total assets decreased to 0.48% at September 30, 1997 from 1.30% at September 30, 1996. The allowance for loan losses was $1.1 million or 0.90% of total loans receivable at September 30, 1997, compared to $937,000 or 1.06% at September 30, 1996. The ratio of the allowance for loan losses to non-performing loans increased to 96.05% at September 30, 1997 from 33.77% at September 30, 1996. See "Asset Quality" for additional information.

Analysis of Net Interest Income

         Net interest income represents the difference between income on interest-earning assets and expense on interest-bearing liabilities. Net interest income is affected by the relative amounts of interest-earning assets and interest-bearing liabilities, and the interest rates earned or paid on them.

         The following table sets forth average balance sheets, average yields and costs, and certain other information for the years ended September 30, 1997, 1996 and 1995. The average yields and costs were computed by dividing interest income or expense by the average balance of the related assets or liabilities. Average balances were computed based on daily balances in fiscal 1997 and month-end balances in fiscal 1996 and 1995. Management believes that the use of average monthly balances rather than average daily balances in earlier years did not have a material effect on the information presented. The yields include the effect of deferred fees, discounts and premiums included in interest income. No tax-equivalent yield adjustments were made for tax-exempt securities, as the effect thereof was not material.

                                                                     For the Year Ended September 30,
                                           -----------------------------------------------------------------------------------------
                                                      1997                          1996                          1995
                                           ---------------------------- ----------------------------- ------------------------------
                                           Average             Average   Average            Average    Average             Average
                                           Balance  Interest  Yield/Cost Balance  Interest Yield/Cost  Balance  Interest  Yield/Cost
                                           -------  --------  ---------- -------  -------- ----------  -------  --------  ----------
                                                                             (Dollars in Thousands)
Assets
Interest-earning assets:
   Loans(1)..............................$  98,721   $  8,603    8.71%  $ 85,479    $ 7,471  8.74%    $ 80,027    $ 6,937    8.67%
   Mortgage-backed securities(2).........   88,030      6,078    6.90     66,778      4,346   6.51      58,662      3,813    6.50
   Other securities(2)...................   79,584      5,655    7.11     60,567      3,807   6.29      51,136      2,988    5.84
   Other earning assets..................    7,760        395    5.09     12,367        752   6.08       5,670        325    5.73
                                         ---------  ---------            -------   --------            -------   --------
     Total interest-earning assets.......  274,095    $20,731    7.56    225,191    $16,376   7.27     195,495    $14,063    7.19
                                                      =======                       =======                       =======

Allowance for loan losses................   (1,048)                         (841)                         (414)
Non-interest-earning assets..............    6,850                         5,062                         4,817
                                         ---------                       -------                       -------
     Total assets........................ $279,897                       $229,412                     $199,898
                                          ========                       ========                     ========

Liabilities and Equity
Interest-bearing liabilities:
   NOW, club  and money market accounts..$  38,284   $    862    2.25%   $ 32,606  $    788   2.42%   $ 28,910    $   710    2.46%
   Regular savings accounts(3)...........   46,636      1,166    2.50     51,564      1,336   2.59      60,173      1,610    2.68
   Savings certificate accounts..........  110,935      5,894    5.31    104,613      5,656   5.41      90,270      4,582    5.08
                                         ---------   --------            -------   --------            -------   --------
     Total interest-bearing deposits.....  195,855      7,922    4.04    188,783      7,780   4.12     179,353      6,902    3.85

   Borrowings............................   35,260      2,035    5.77      3,570        195   5.46       2,170        102    4.70
                                         ---------   --------            -------   --------            -------  ---------
     Total interest-bearing liabilities..  231,115    $ 9,957    4.30    192,353    $ 7,975   4.14     181,523    $ 7,004    3.85
                                                      =======                       =======                       =======

Non-interest-bearing liabilities.........    4,860                         3,996                         3,389
                                         ---------                       -------                       -------
     Total liabilities...................  235,975                       196,349                       184,912

Equity...................................   43,922                        33,063                        14,986
                                         ---------                       -------                       -------
     Total liabilities and equity........ $279,897                       $229,412                     $199,898
                                          ========                       ========                     ========

Net interest income......................             $10,774                       $ 8,401                       $ 7,059
                                                      =======                       =======                       =======
Average interest rate spread(4)..........                        3.26%                        3.13%                          3.34%
Net interest margin(5)...................                        3.93%                        3.73%                          3.61%
Net interest-earning assets(6)........... $ 42,980                       $ 32,838                     $ 13,972
                                          ========                       ========                     ========
Ratio of total interest-earning assets
   to total interest-bearing liabilities.                      118.60%                      117.07%                        107.70%

----------
(1) Balances are net of deferred loan fees and construction loans in process, and include loans receivable and loans held for sale. Non-accrual loans are included in the balances.

(2)  Average balances represent amortized cost.

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

         The following table presents the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected the Company's interest income and interest expense during the periods indicated. Information is provided in each category with respect to (i) changes attributable to changes in volume (changes in volume multiplied by prior rate), (ii) changes attributable to changes in rate (changes in rate multiplied by prior volume), and (iii) the net change. The changes attributable to the combined impact of volume and rate have been allocated proportionately to the changes due to volume and changes due to rate.

                                               Fiscal 1997 Compared to Fiscal 1996  Fiscal 1996 Compared to Fiscal 1995
                                               -----------------------------------  -----------------------------------
                                                           Increase                        Increase
                                                          (Decrease)                      (Decrease)
                                                            Due to                          Due to
                                                      ---------------     Net          ----------------      Net
                                                      Volume     Rate    Change        Volume      Rate     Change
                                                      ------     ----    ------        ------      ----     ------
                                                                            (Dollars In Thousands)
Interest-earning assets:
   Loans.....................................         $1,155    $ (23)   $1,132        $  473    $   61     $  534
   Mortgage-backed securities................          1,406      326     1,732           528         5        533
   Other securities..........................          1,232      616     1,848           560       259        819
   Other earning assets......................           (246)    (111)     (357)          413        14        427
                                                     -------    -----   -------       -------   -------     ------
     Total...................................          3,547      808     4,355         1,974       339      2,313
                                                      ------    -----    ------       -------   -------     ------

Interest-bearing liabilities:
   NOW, club and money market accounts.......            134      (60)       74            89       (11)        78
   Regular savings accounts..................           (127)     (43)     (170)         (230)      (44)      (274)
   Savings certificate accounts..............            339     (101)      238           736       338      1,074
   Borrowings................................          1,782       58     1,840            62        31         93
                                                     -------   ------    ------       -------   -------   --------
     Total...................................          2,128     (146)    1,982           657       314        971
                                                      ------    -----    ------       -------   -------   --------
Net change in net interest income............        $ 1,419   $  954    $2,373       $ 1,317   $    25    $ 1,342
                                                     =======   ======    ======       =======   =======    =======

Comparison of Operating Results for the Years Ended September 30, 1997 and 1996

         General. Net income was $3.0 million or $1.02 per share for the fiscal year ended September 30, 1997, compared to net income of $1.5 million for the fiscal year ended September 30, 1996. Earnings per share was $0.22 for the six-month period from the Conversion to September 30, 1996. The increase in net income was primarily attributable to a $2.4 million increase in net interest income and the absence in fiscal 1997 of a $1.2 million Federal deposit insurance special assessment charged to earnings in fiscal 1996, partially offset by increases of $1.3 million in non-interest expenses (other than the special assessment) and $1.1 million in income tax expense. Excluding the after-tax effect of the special assessment, net income for fiscal 1996 would have been $2.2 million.

         Net Interest Income. Net interest income increased $2.4 million to $10.8 million for the year ended September 30, 1997 from $8.4 million for the prior year. The increase reflects higher average interest-earning assets primarily attributable to the growth in the loan and securities portfolios in fiscal 1997, as well as reinvestment of the net proceeds from the April 1996 stock offering for a full year in fiscal 1997 compared to approximately six months in fiscal 1996. The higher net interest income also reflects increases in both the average interest rate spread and net interest margin, which were 3.26% and 3.93% for the year ended September 30, 1997 compared to 3.13% and 3.73%, respectively, for the prior year.

         Compared to fiscal 1996, market interest rates averaged slightly lower in fiscal 1997, particularly across the longer term maturity end of the U.S. Treasury yield curve. The Company realized higher average yields on its interest-earning assets primarily as a result of the purchase of higher-yielding, longer-term fixed rate securities. Although the Company's rate paid on deposit liabilities declined, the overall rate on its interest-bearing liabilities increased due to the larger proportion of higher-rate borrowings to total interest-bearing liabilities. However, on a combined basis, these trends in interest rates had a positive impact on the Company's average interest rate spread and net interest margin in fiscal 1997 compared to fiscal 1996.

         Interest and Dividend Income. Interest and dividend income totaled $20.7 million for the year ended September 30, 1997, an increase of $4.3 million compared to $16.4 million for the prior year. This increase reflects the effect of a $48.9 million increase in total average interest-earning assets and a 29 basis point increase in the average yield on such assets to 7.56% for the year ended September 30, 1997 from 7.27% for the prior year.

         Interest income on loans increased by $1.1 million to $8.6 million for the year ended September 30, 1997 from $7.5 million for the prior year, reflecting a $13.2 million increase in the average balance, partially offset by a 3 basis point decrease in the average yield. The increase in the average balance of loans was primarily attributable to increases in one- to four-family residential loans and commercial real estate loans.

         On a combined basis, interest and dividend income on mortgage-backed and other securities increased $3.5 million to $11.7 million for the year ended September 30, 1997 from $8.2 million for year ended September 30, 1996. This combined increase consisted of (i) a $1.8 million increase in interest on other securities, attributable to the effects of a $19.0 million increase in the average balance and an 82 basis point increase in the average yield, and (ii) a $1.7 million increase in interest on mortgage-backed securities, attributable to the effects of a $21.2 million increase in the average balance and a 39 basis point increase in the average yield. The higher average yields on both portfolios reflect current-year purchases of longer term, fixed rate securities at higher yields.

         Interest  and  dividend  income  on  other  earning  assets   decreased
$357,000,   primarily  due  to  the  use  of  short-term   investments  to  fund
current-year repurchases of the Holding Company's common stock.

         Interest Expense. Interest expense totaled $10.0 million for the year ended September 30, 1997, an increase of $2.0 million from $8.0 million for the year ended September 30, 1996.

         Interest expense on deposits increased $142,000 to $7.9 million for the year ended September 30, 1997 from $7.8 million for the prior year. This increase reflects the effect of a $7.1 million increase in the average balance of interest-bearing deposits, partially offset by an 8 basis point decrease in the average rate to 4.04% for the year ended September 30, 1997 from 4.12% for the prior year. The increase in average interest-bearing deposits consisted of a $6.3 million increase in average savings certificate accounts (to $110.9 million from $104.6 million) and a $5.7 million increase in average NOW, club and money market accounts (to $38.3 million from $32.6 million), partially offset by a $5.0 million decrease in average regular savings accounts (to $46.6 million from $51.6 million). The overall decrease in the average rate paid reflects the overall stability in deposit interest rates during fiscal 1997, coupled with a slowdown in the shift from generally lower rate savings accounts to generally higher rate certificate accounts.

         Interest expense on borrowings increased $1.8 million to $2.0 million for the year ended September 30, 1997 from $195,000 for the year ended September 30, 1996, as the Company continued to increase borrowings to leverage available capital and support further asset growth. Substantially all of this increase was attributable to interest on borrowings under securities repurchase agreements, which had an average balance of $32.1 million and an average rate of 5.77% for the year ended September 30, 1997 compared to $1.2 million and 5.35%, respectively, for the prior year. See "Liquidity and Capital Resources" for a further discussion of the Company's securities repurchase agreements.

         Provision for Loan Losses. The provision for loan losses was $300,000 and $462,000 for the fiscal years ended September 30, 1997 and 1996, respectively. The current-year provision reflects the impact of lower non-performing loans and net charge-offs compared to the prior year, partially offset by the impact of portfolio growth in the current year.

         Non-performing loans declined to $1.1 million at September 30, 1997 from $2.8 million at September 30, 1996. The decrease in nonperforming loans was primarily a result of (i) returning certain loans to accruing status due to collections received and management's judgment that these loans will continue to perform, (ii) payoffs received on a $232,000 construction loan secured by a two-family residence and a $304,000 mortgage loan secured by a single-family residence as a result of the sale of these properties, and (iii) transfers of loans of $313,000 to real estate owned.

         Net loan charge-offs declined to $144,000 in fiscal 1997 from $244,000 in fiscal 1996. Charge-offs in the 1996 period include $203,000 relating to the settlement of the Company's participation interest in a loan originated by the Thrift Association Service Corporation ("TASCO"). The remaining charge-offs in both years primarily relate to transfers of foreclosed properties to real estate owned.

         The allowance for loan losses was $1.1 million or 0.90% of loans receivable at September 30, 1997, compared to $937,000 or 1.06% at September 30, 1996. The ratio of the allowance for loan losses to non-performing loans increased to 96.05% at September 30, 1997 from 33.77% at September 30, 1996. Management estimates the allowance for loan losses based on an analysis of various factors, including the value of the underlying collateral, growth and composition of the loan portfolio, the relationship of the allowance for loan losses to outstanding loans, historical loss experience, delinquency trends and prevailing economic conditions. Although the Company maintains its allowance for loan losses at a level it considers adequate to absorb probable losses, there can be no assurance that such losses will not exceed the estimated amounts or that additional substantial provisions for losses will not be required in future periods. Subject to market conditions in the future, the Company intends to continue to expand its multi-family and commercial real estate lending. As a result, these loan categories may represent a larger percentage of the total loan portfolio in the future. Since such loans are generally thought to carry a higher degree of credit risk than one-to-four-family residential loans, such a change in the loan portfolio mix would probably result in a further increase in the allowance for losses. See "Asset Quality" for further information.

         Non-Interest Income. Non-interest income for the year ended September 30, 1997 increased $85,000 to $787,000 from $702,000 for the year ended
September 30, 1996. This increase was primarily attributable to a $134,000 increase in service charges and fee income, partially offset by a $48,000 net loss on sales of securities in fiscal 1997. The increase in service charges and fee income primarily reflects increases in transaction volume. The net loss on securities primarily reflects realized losses on sales of available for-sale securities.

         Non-Interest Expense. Non-interest expense increased $115,000 to $6.3 million for the year ended September 30, 1997 from $6.2 million for the prior year. Increases of $886,000 in compensation and benefits expense and $519,000 in other non-interest expense were substantially offset by a $1.4 million decrease in Federal deposit insurance costs. Incremental expenses associated with ensuring that the Company's computer systems are Year 2000 compliant are not expected to have a material impact on financial condition or results of operations.

         The increase in compensation  and benefits expense  primarily  reflects
(i) the current year  recognition of $271,000 in costs  associated with the MRP,
(ii) a $277,000 increase in employee stock ownership plan expenses reflecting a full year of costs under such plan as well as an increase in the Company's stock price, and (iii) additional staffing and merit and performance-based increases for management and staff members.

         The increase in other non-interest expense is primarily attributable to additional advertising expense and costs associated with operations as a public company for a full year in fiscal 1997, as well as a non-recurring reduction of $162,000 in fiscal 1996 expenses resulting from the favorable resolution of the Company's Nationar claim.

         The decrease in Federal deposit insurance costs was attributable to the Federal deposit insurance special assessment of $1.2 million in fiscal 1996, as well as lower deposit insurance rates subsequent to the recapitalization of the Savings Association Insurance Fund ("SAIF"). For calendar 1997, SAIF insurance premiums range from 0 to 27 basis points of insured deposits, compared to 23 basis points for all institutions prior to the recapitalization of SAIF. In connection with the recapitalization, a Financing Corporation ("FICO") assessment is now imposed on all SAIF-assessable deposits. For calendar 1997, this assessment equals 6.48 basis points on SAIF-insured deposits.

         Income Tax Expense. Income tax expense amounted to $2.0 million and $917,000 for the fiscal years ended September 30, 1997 and 1996, respectively. The increase primarily reflects higher pre-tax income in fiscal 1997, as well as a non-recurring tax benefit of $100,000 recognized in fiscal 1996 due to a decrease in deferred tax liabilities caused by an amendment to the New York State tax law enacted in July 1996.

Comparison of Operating Results for the Fiscal Years Ended September 30, 1996 and 1995

         General. Net income was $1.5 million for the year ended September 30, 1996 compared to $1.4 million for the year ended September 30, 1995. The increase in net income was primarily attributable to a $1.3 million increase in net interest income and a $116,000 decrease in income tax expense, substantially offset by a $1.4 million increase in non-interest expense primarily attributable to the $1.2 million Federal deposit insurance special assessment.

         Net Interest Income. Net interest income increased $1.3 million to $8.4 million for the year ended September 30, 1996 from $7.1 million for the year ended September 30, 1995. This increase was primarily attributable to the positive effect of an increase in average earning assets, partially offset by a 21 basis point decrease in the interest rate spread to 3.13% for the year ended September 30, 1996 from 3.34% for the prior year. The increase in average earning assets for the 1996 fiscal year reflects reinvestment of the Stock Offering proceeds for the period from April 18, 1996 to September 30, 1996, as well as reinvestment of proceeds from borrowings and deposit growth.

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

         Interest and Dividend Income. Interest and dividend income totaled $16.4 million for the year ended September 30, 1996, an increase of $2.3 million as compared to $14.1 million for the year ended September 30, 1995. This increase reflects a $29.7 million increase in total average interest-earning assets and an 8 basis point increase in the average yield on such assets to 7.27% for the year ended September 30, 1996 from 7.19% for the prior year.

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

         Interest expense on deposits increased $878,000 to $7.8 million for the year ended September 30, 1996 from $6.9 million for the year ended September 30, 1995. This increase reflects a $9.4 million increase in the average balance of interest-bearing deposits and a 29 basis point increase in the average rate to 4.14% for the year ended September 30, 1996 from 3.85% for the prior year. The increase in average interest-bearing deposits consisted of a $14.3 million increase in average savings certificate accounts (to $104.6 million from $90.3 million) and a $3.7 million increase in average NOW, club and money market accounts, partially offset by an $8.6 million decrease in average regular savings accounts (to $51.6 million from $60.2 million). The overall increase in the average rate paid reflects the continuing shift from generally lower rate savings accounts to generally higher rate certificate accounts.

         Interest expense on borrowings increased $93,000 to $195,000 for the year ended September 30, 1996 from $102,000 for the year ended September 30, 1995. This increase primarily reflects a $1.4 million increase in average borrowings to $3.6 million for the year ended September 30, 1996 from $2.2 million for the prior year, as the Company leveraged available capital to support further asset growth.

         Provision for Loan Losses. The provision for loan losses was $462,000 for the year ended September 30, 1996, compared to $493,000 for prior year. Net loan charge-offs were $244,000 for the year ended September 30, 1996, compared to $85,000 for the year ended September 30, 1995. Non-performing loans totaled $2.8 million at September 30, 1996, down from $3.5 million at September 30, 1995. The allowance for loan losses was $937,000 or 1.06% of total loans at September 30, 1996, compared to $719,000 or 0.84% of total loans at September 30, 1995. The ratio of the allowance for loan losses to nonperforming loans was 33.77% at September 30, 1996, compared to 20.37% a year earlier.

         Charge-offs for the year ended September 30, 1996 include $203,000 for the settlement of the Company's non-performing interest in a participation loan, as well as $97,000 for three single-family properties that were transferred into real estate owned. The participation loan was originated by TASCO in 1986 and was secured by a co-op located in Kew Gardens, New York. Management decided to replenish the allowance for the net charge-offs during the year ended September 30,1996 and to further increase the allowance as a result of loan growth and changes in the portfolio mix.

         Non-Interest Income. Non-interest income for the year ended September 30, 1996 increased $16,000 to $702,000 from $686,000 for the year ended
September 30, 1995. This increase was primarily attributable to a $40,000 increase in service charges and fee income, reflecting higher transaction volume, partially offset by a $29,000 decrease in the net gain on sales of securities.

         Non-Interest Expense. Non-interest expense for the year ended September 30, 1996 increased $1.4 million to $6.2 million from $4.8 million for the prior year. The increase was primarily attributable to the SAIF special assessment of $1.2 million (discussed below), an increase of $339,000 in compensation and benefits expense and an increase of $82,000 in occupancy and equipment expense, partially offset by a decrease of $241,000 in other non-interest expense.

         The increase in compensation and benefits expense primarily reflects the recognition in fiscal 1996 of $147,000 in expense associated with the ESOP; merit and performance based increases for management and staff members; and an increase in the number of employees. The increase in occupancy and equipment expense primarily reflects the leasing of additional space for corporate offices initially occupied during fiscal 1996. The decrease in other non-interest expense was primarily attributable to adjustments related to the Company's claim against Nationar, a check-clearing and trust company which failed in February 1995. At that time, the Company had a check-clearing balance of $841,000 due from Nationar. Based on management's concerns at that time about the probability of fully collecting this balance, a provision for losses of $168,000 was recognized in other non-interest expense for the year ended September 30, 1995, which reduced the net carrying amount of the claim to $673,000. In June 1996, the Company collected $835,000 in settlement of the claim. The difference of $162,000 between the amount collected and the net carrying amount of the claim was reflected as a credit to other non-interest expense for the year ended September 30, 1996. The ratio of non-interest expense to average total assets (excluding the SAIF special assessment) decreased to 2.20% for the year ended September 30, 1996 from 2.39% for the prior year.

         The deposits of savings associations such as the Association are insured by the SAIF which, together with the Bank Insurance Fund ("BIF"), comprise the deposit insurance funds administered by the Federal Deposit
Insurance Corporation ("FDIC"). Beginning in 1995, when the BIF achieved the ratio of reserves to deposits required by statute, BIF-insured institutions were assessed premiums at rates lower than those applicable to SAIF-insured institutions. In response to this premium disparity, the Deposit Insurance Funds Act ("Act") was enacted into law on September 30, 1996. Among other things, the Act required depository institutions to pay a special assessment of 65.7 basis points on the balance of their SAIF-assessable deposits held as of March 31, 1995, in order to recapitalize the SAIF to the reserve level required by statute. Accordingly, the Company's consolidated statement of income for the year ended September 30, 1996 reflects a separate expense charge of approximately $1.2 million for the accrual of this special assessment which was paid in November 1996.

         Income Tax Expense. Income tax expense for the year ended September 30, 1996 decreased $116,000 as compared to the prior year although pre-tax income was substantially the same for the two periods. The decrease in fiscal 1996 was primarily attributable to a $100,000 tax benefit recognized in the quarter ended September 30, 1996, due to a decrease in deferred tax liabilities caused by an amendment to the New York State tax law enacted in July 1996. The amendment changed the definition of the base-year tax bad debt reserves and eliminated the need for a deferred tax liability previously recognized for reserves in excess of the base-year amount. See Note 8 of the Notes to Consolidated Financial Statements for a further discussion of this amendment and the Association's tax bad debt reserves.

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

         The following table sets forth the amounts and categories of the Company's non-performing assets at the dates indicated. The Company's prospective adoption of Statement of Financial Accounting Standards ("SFAS") No. 114, "Accounting by Creditors for Impairment of a Loan," effective October 1, 1995, had no impact on the comparability of this information.

                                                                                At September 30,
                                                             ------------------------------------------------------
                                                              1997        1996        1995        1994        1993
                                                              ----        ----        ----        ----        ----
                                                                         (Dollars in Thousands)
Non-accruing loans past due 90 days or more:
    Real estate mortgage loans
       One- to four-family............................       $ 389      $1,757      $2,759      $2,229      $  479
       Multi-family(1)................................         ---         ---         389         389         399
       Commercial.....................................         211         214         ---         ---         ---
       Land...........................................         250         250          49         ---         ---
       Construction...................................         279         511         279         ---         217
    Consumer loans....................................           9          43          54          45          62
                                                         ---------     -------     -------     -------     -------
         Total........................................       1,138       2,775       3,530       2,663       1,157
Real estate owned, net................................         379         603         227          73         242
                                                           -------     -------     -------     -------      ------
Total non-performing assets...........................      $1,517      $3,378      $3,757      $2,736      $1,399
                                                            ======      ======      ======      ======      ======

Allowance for loan losses.............................      $1,093      $  937      $  719      $  311      $  295
                                                            ======      ======      ======      ======      ======

Ratios:
    Non-performing loans to total loans receivable....        0.94%       3.14%       4.15%       3.35%       1.46%
    Non-performing assets to total assets.............        0.48        1.30        1.80        1.40        0.77
    Allowance for loan losses to:
       Non-performing loans...........................       96.05       33.77       20.37       11.68       25.50
       Total loans receivable.........................        0.90        1.06        0.84        0.39        0.37

----------
(1) Includes a loan classified as a troubled debt restructuring of $309,000, $309,000 and $312,000 at September 30, 1995, 1994 and 1993, respectively.
     Collections and charge-offs in fiscal 1996 eliminated the recorded investment in this loan.

         The provisions of SFAS No. 114 are applied by the Company to loans that are individually evaluated for collectibility in accordance with its normal loan review procedures (principally loans in the commercial mortgage, multi-family, construction and land loan portfolios). SFAS No. 114 does not apply to smaller-balance homogeneous loans in the Company's one- to four-family mortgage and consumer loan portfolios. The Company's recorded investment in impaired loans consisted of non-accrual commercial mortgage, construction and land loans totaling $740,000 at September 30, 1997 and $975,000 at September 30, 1996. All of these loans were collateral-dependent loans measured based on the fair value of the collateral in accordance with SFAS No. 114. The Company determines the need for an allowance for impairment under SFAS No. 114 on a loan-by-loan basis. At September 30, 1997 and 1996, such an allowance was not required with respect to the Company's impaired loans due to the sufficiency of the related collateral values. The average recorded investment in impaired loans was $799,000 and $700,000 for the years ended September 30, 1997 and 1996, respectively. Interest collections and income recognized on impaired loans (while such loans were considered impaired) were insignificant during the years ended September 30, 1997 and 1996.

         For the year ended September 30, 1997, gross interest income of $107,000 would have been recorded if all non-accruing loans at September 30, 1997 had remained current throughout the year in accordance with their original terms. The amount of interest income actually recognized on such loans in fiscal 1997, prior to placing the loans on non-accrual status, was $15,000. See Note 3 of the Notes to the Consolidated Financial Statements.

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

         The following table sets forth activity in the allowance for loan losses for the periods indicated. The Company's prospective adoption of SFAS No.114 in fiscal 1995 had no impact on the comparability of this information.

                                                                       For the Year Ended September 30,
                                                          ----------------------------------------------------------
                                                            1997         1996         1995         1994         1993
                                                            ----         ----         ----         ----         ----
                                                                             (Dollars in Thousands)
Balance at beginning of year.......................       $  937         $719         $311         $295         $490
Provision for losses...............................          300          462          493           64          313
Charge-offs:
    Real estate mortgate loans
       One- to four-family.........................         (132)         (97)         (76)         (64)         (19)
       Multi-family(1).............................          ---         (203)         ---          ---         (477)
    Consumer loans.................................          (25)         (33)         (13)          (2)         (12)
                                                           -----       ------        -----        -----        -----
       Total charge-offs...........................         (157)        (333)         (89)         (66)        (508)
Recoveries(2)......................................           13           89            4           18          ---
                                                          ------       ------       ------        -----       ------
       Net charge-offs.............................         (144)        (244)         (85)         (48)        (508)
                                                          ------       ------       ------        -----        -----

Balance at end of year.............................       $1,093         $937         $719         $311         $295
                                                          ======         ====         ====         ====         ====

Ratio of net charge-offs to average total loans....         0.15%        0.29%        0.10%        0.06%        0.62%
                                                            ====         ====         ====         ====         ====

----------
(1) Charge-offs in fiscal 1996 and 1993 relate to the Company's purchased participation interests in three multi-family loans originated by TASCO. All such purchased participations were collected or charged-off prior to September 30, 1996.

(2)  Recoveries   in  fiscal  1996   primarily   relate  to  one  of  the  TASCO
     participation loans which had been partially charged-off in a prior year.


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

         In managing the Company's asset/liability position, the Board and management attempt to manage the Company's interest rate risk while enhancing net interest margins. However, the Board of Directors continues to believe that the increased net interest income resulting from a mismatch in the maturity of the Company's asset and liability portfolios can, during periods of declining or stable interest rates and periods in which there is a substantial positive difference between long- and short-term interest rates (i.e., a "positively sloped yield curve"), provide high enough returns to justify the increased exposure to sudden and unexpected increases in interest rates. (For instance, during fiscal 1997, the Company significantly increased its utilization of short-term borrowings to fund the purchase of longer term mortgage-backed securities. As a result, the Company's results of operations and net portfolio values remain significantly vulnerable to increases in interest rates and to fluctuations in the difference between long- and short-term interest rates.

         Consistent with its asset/liability management philosophy, the Company has taken several steps to manage its interest rate risk. First, the Company maintains a portfolio of interest rate sensitive adjustable-rate loans. At September 30, 1997, adjustable-rate loans represented $98.7 million, or 69.7% of the total loan portfolio. Second, most of the mortgage-backed securities purchased by the Company in recent years had adjustable interest rates and/or short or intermediate effective terms to maturity. At September 30, 1997, the Company had $55.0 million of adjustable-rate mortgage-backed pass-through securities and $12.2 million of collateralized mortgage obligations ("CMOs") with expected weighted average lives of five years or less. Third, a significant portion of the Company's other debt securities (primarily U.S. Government and agency securities) are short- or intermediate-term instruments with $12.0 million of such securities contractually maturing within five years of September 30, 1997. In addition, at September 30, 1997, the Company had $11.0 million of "step-up" securities, a substantial portion of which would likely be redeemed within five years, if interest rates remain at current levels. Fourth, the Company has a substantial amount of regular savings, transaction, money market and club accounts which may be less sensitive to changes in interest rates than certificate accounts. At September 30, 1997, the Company had $44.6 million of regular savings accounts, $21.6 million of money market accounts and $24.8 million of NOW, checking and club accounts. Overall, these accounts comprised 43.8% of the Company's total deposit base.

         One approach used by management to quantify interest rate risk is the net portfolio value ("NPV") analysis. In essence, this approach calculates the difference between the present value of liabilities and the present value of expected cash flows from assets and off-balance sheet contracts. The following table sets forth, at September 30, 1997, an analysis of the Association's interest rate risk as measured by the estimated changes in NPV resulting from instantaneous and sustained parallel shifts in the yield curve (+/-400 basis points, measured in 100 basis point increments). For comparative purposes, the table also shows the estimated percent increase (decrease) in NPV at September 30, 1996.

                                              At September 30, 1997
                           ------------------------------------------------------------
                                                Estimated Increase (Decrease) in NPV       Percent Increase
Change in Interest Rates   Estimated NPV        ------------------------------------     (Decrease) in NPV at
     (Basis Points)           Amount                  Amount           Percent            September 30, 1996
     --------------           ------                  ------           -------            ------------------
                                              (Dollars in Thousands)
          +400               $25,069               $(23,920)              (49)%                   (44)%
          +300                32,084                (16,905)              (35)                    (32)
          +200                38,135                (10,854)              (22)                    (20)
          +100                43,833                 (5,156)              (11)                    (10)
           ---                48,989                    ---               ---                     ---
          -100                52,635                  3,646                 7                       8
          -200                56,259                  7,270                15                      15
          -300                61,283                 12,294                25                      24
          -400                67,520                 18,531                38                      34


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

         Interest rate risk is the most significant market risk affecting the Company. Other types of market risk, such as foreign exchange rate risk and commodity price risk, do not arise in the normal course of the Company's business activities.

Liquidity and Capital Resources

         The Company's primary sources of funds are deposits, principal and interest payments on loans and securities, borrowings, and proceeds from the sale of loans and securities. While maturities and scheduled amortization of loans and securities provide an indication of the timing of the receipt of funds, other sources of funds such as loan prepayments and deposit inflows are less predictable due to the effects of changes in interest rates, economic conditions and competition.

         The Company is required to maintain an average daily balance of liquid assets and short-term liquid assets as a percentage of net withdrawable deposit accounts plus short-term borrowings as defined by OTS regulations. The minimum required liquidity and short-term liquidity ratios at September 30, 1997 were 5.0% and 1.0%, respectively. At September 30, 1997, the Company's liquidity ratio was 6.5% and its short-term liquidity ratio was 2.1%. Subsequent to September 30, 1997, the OTS reduced the liquidity requirement from 5.0% to 4.0% and eliminated the short-term liquidity requirement.

         The Company's most liquid assets are cash and cash equivalents, which include highly liquid short-term investments (such as money market mutual funds) that are readily convertible to known amounts of cash. The level of these assets is dependent on the Company's operating, financing and investing activities during any given period. At September 30, 1997 and 1996, cash and cash equivalents totaled $3.6 million and $12.5 million, respectively.

         The primary investing activities of the Company are the origination of real estate mortgage and other loans, and the purchase of mortgage-backed and other securities. During the years ended September 30, 1997, 1996 and 1995, the Company's disbursements for loan originations totaled $69.2 million, $17.6 million and $17.2 million, respectively. For the years ended September 30, 1997, 1996 and 1995, purchases of mortgage-backed securities totaled $25.8 million, $31.9 million and $10.4 million, respectively, and purchases of other securities totaled $30.0 million, $35.3 million and $9.3 million, respectively. These activities were funded primarily by net deposit inflows, borrowings under repurchase agreements and principal repayments on loans and securities.

         For the years ended September 30, 1997, 1996 and 1995, the Company experienced net increases in deposits (including the effect of interest credited) of $17.2 million, $2.7 million and $8.2 million, respectively. The increase in fiscal 1997 was due to aggressive cross selling, quality customer service and new deposit products. The increase in fiscal 1996 reflects relatively flat market interest rates, customer preference for alternative investments, and deposits withdrawn to purchase stock in the Conversion. The increase in fiscal 1995 reflects the general increase in market interest rates which made deposit products (particularly shorter term certificates of deposit) a more attractive investment alternative for the Company's customers.

         In fiscal 1997, the Company significantly increased its use of securities repurchase agreements as a funding source. In these agreements, the Company borrows funds through the transfer of debt securities to the FHLB of New York, as counterparty, and concurrently agrees to repurchase the identical securities at a fixed price on a specified date. The Company accounts for these agreements as secured financing transactions since it maintains effective control over the transferred securities. Accordingly, the transaction proceeds are recorded by the Company as borrowings and the underlying securities continue to be carried in the Company's debt securities portfolio. Repurchase agreements are collateralized by the securities sold and, in certain cases, by additional margin securities. During the years ended September 30, 1997 and 1996, the average borrowings under repurchase agreements with the FHLB amounted to $32.1 million and $1.2 million, respectively; the maximum month-end balance outstanding was $54.1 million, and $10.3 million respectively; and the average interest rate paid was 5.77% and 5.35%, respectively. The average interest rate spread on these transactions, or the difference between the yield earned on the underlying securities and the rate paid on the repurchase borrowings, was 1.91% in fiscal 1997 and 2.40% in fiscal 1996.

         The Company may also borrow funds from the FHLB of New York subject to certain limitations. Based on the Association's total assets at September 30, 1997, the Company's borrowing limit from the FHLB of New York was approximately $76.8 million, with unused borrowing capacity of $70.8 million at that date.

         At September 30, 1997, the Company had outstanding loan origination commitments of $16.4 million, undisbursed construction loans in process of $1.1 million, and unadvanced lines of credit extended to customers of $4.4 million. The Company anticipates that it will have sufficient funds available to meet its current loan origination and other commitments. Certificates of deposit scheduled to mature in one year or less from September 30, 1997 totaled $71.8 million. Based on the Company's most recent experience and pricing strategy, management believes that a significant portion of such deposits will remain with the Company.

         The main sources of liquidity for the Holding Company are net proceeds from the sale of stock and dividends received from the Association, if any. The main cash outflows are payments of dividends to shareholders and repurchases of the Holding Company's common stock. In fiscal 1997, the Holding Company repurchased a total of 658,892 common shares in open market transactions at a total cost of $8.9 million or $13.52 per share.

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

         The OTS regulations require savings associations, such as the Association, to meet three minimum capital standards: a tangible capital ratio requirement of 1.5% of total assets as adjusted under the OTS regulations; a leverage ratio requirement of 3.0% of core capital to such adjusted total assets; and a risk-based capital ratio requirement of 8.0% of core and supplementary capital to total risk-weighted assets. The Association satisfied these minimum capital standards at September 30, 1997 with tangible and leverage capital ratios of 12.1% and a total risk-based capital ratio of 32.1%. In determining the amount of risk-weighted assets for purposes of the risk-based capital requirement, a savings association multiplies its assets and credit equivalent amount for certain off-balance sheet items by risk-weights, which range from 0% for cash and obligations issued by the United States Government or its agencies to 100% for assets such as consumer and commercial loans, as assigned by the OTS capital regulations. These capital requirements, which are applicable to the Association only, do not consider additional capital held at the Holding Company level, and require certain adjustments to the Association's equity to arrive at the various regulatory capital amounts.

         The following table sets forth a reconciliation of the Association's equity under generally accepted accounting principles ("GAAP") and its regulatory capital at September 30, 1997, and a comparison of the Association's regulatory capital amounts and ratios to the related OTS requirements.


                                                                                 Tangible       Core      Risk-Based
                                                                                  Capital      Capital      Capital
                                                                                  -------      -------      -------
                                                                                       (Dollars In Thousands)
GAAP equity.................................................................      $37,749      $37,749      $37,749
Net unrealized gain on available-for-sale debt securities, net of taxes.....         (641)        (641)        (641)
Allowance for loan losses includable in supplementary capital...............          ---          ---        1,093
                                                                               ----------   ----------     --------
Regulatory capital (actual).................................................       37,108       37,108       38,201
Regulatory capital (requirement)............................................        4,608        9,217        9,527
                                                                                 --------     --------     --------
   Excess...................................................................      $32,500      $27,891      $28,674
                                                                                  =======      =======      =======

Capital ratios:
   Actual(1)................................................................         12.1%        12.1%        32.1%
   Requirement..............................................................          1.5          3.0          8.0
   Excess...................................................................         10.6          9.1         24.1

---------------

(1) Based on tangible assets, total adjusted assets and risk-weighted assets, respectively.

Impact of Accounting Standards

         See Note 14 of the Notes to the Consolidated Financial Statements for a discussion of recently-issued accounting standards concerning earnings per share, comprehensive income and segment reporting.

Impact of Inflation and Changing Prices

         The Consolidated Financial Statements and other financial information included in this report have been prepared in conformity with GAAP, which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Unlike industrial companies, nearly all of the assets and liabilities of the Company are monetary in nature. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

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

         The independent auditors conduct an annual audit to enable them to express an opinion on the Company's consolidated financial statements. In connection with the audit, the independent auditors consider the Company's internal control to the extent they consider necessary to determine the nature, timing and extent of their auditing procedures.


/s/ Richard F. Komosinski                        /s/ Joseph D. Roberto

Richard F. Komosinski                            Joseph D. Roberto
President and Chief Executive Officer            Vice President, Treasurer and
                                                 Chief Financial Officer

                          INDEPENDENT AUDITORS' REPORT





The Board of Directors and Stockholders
Yonkers Financial Corporation:


       We have audited the accompanying consolidated balance sheets of Yonkers Financial Corporation and subsidiary (the "Company") as of September 30, 1997 and 1996, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended September 30, 1997. These consolidated financial statements are the responsibility of the Companyis management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

       In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Yonkers Financial Corporation and subsidiary as of September 30, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 1997 in conformity with generally accepted accounting principles.


/s/KPMG PEAT MARWICK LLP


Stamford, Connecticut
October 30, 1997

                  YONKERS FINANCIAL CORPORATION AND SUBSIDIARY


                           CONSOLIDATED BALANCE SHEETS
                        (In Thousands, Except Share Data)


                                                            September 30,
                                                        ------------------------
                                                           1997         1996
                                                           ----         ----
                  ASSETS

Cash and cash equivalents:
  Cash and due from banks ..........................    $   2,046     $   2,152
  Short-term investments ...........................        1,547        10,348
                                                        ---------     ---------
     Total cash and cash equivalents ...............        3,593        12,500
                                                        ---------     ---------
Securities (note 2):
  Available-for-sale, at fair value
   (amortized cost of $85,336 in 1997
   and $58,855 in 1996) ............................       86,286        58,552
  Held-to-maturity, at amortized cost
   (fair value of $76,902 in 1997
   and $94,162 in 1996) ............................       76,329        95,007
                                                        ---------     ---------
     Total securities ..............................      162,615       153,559
                                                        ---------     ---------
Real estate mortgage loans held for sale,
  at lower of cost or market value (note 3) ........       20,437            --
                                                        ---------     ---------
Loans receivable, net (note 3):
  Real estate mortgage loans .......................      112,357        80,337
  Consumer and commercial business loans ...........        7,419         7,266
  Allowance for loan losses ........................       (1,093)         (937)
                                                        ---------     ---------
    Total loans receivable, net ....................      118,683        86,666
                                                        ---------     ---------
Accrued interest receivable (note 4) ...............        2,845         2,449
Federal Home Loan Bank ("FHLB") stock ..............        3,005         1,065
Office properties and equipment, net (note 5) ......          902           947
Deferred income taxes (note 8) .....................           --         1,010
Other assets .......................................          876         1,338
                                                        ---------     ---------
    Total assets ...................................    $ 312,956     $ 259,534
                                                        =========     =========

      LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:
  Deposits (note 6) ................................    $ 207,933     $ 190,675
  Securities repurchase agreements (note 7) ........       54,096        10,264
  FHLB advances (note 7) ...........................        6,000         8,000
  Deferred income taxes (note 8) ...................           58            --
  Other liabilities ................................          991         1,596
                                                        ---------     ---------
    Total liabilities ..............................      269,078       210,535
                                                        ---------     ---------

Commitments and contingencies (notes 3 and 12)

Stockholders' equity (notes 10 and 11):
  Preferred stock (par value $0.01 per
   share; 100,000 shares authorized;
   none issued or outstanding) .....................           --            --
  Common stock (par value $0.01 per
   share; 4,500,000 shares authorized;
   3,570,750 shares issued) ........................           36            36
  Additional paid-in capital .......................       34,734        34,596
  Unallocated common stock held by
   employee stock ownership plan ("ESOP") ..........       (2,428)       (2,714)
  Unamortized awards of common stock
   under management recognition plan ("MRP") .......       (1,125)           --
  Treasury stock, at cost (549,987 shares) .........       (7,513)           --
  Retained income, substantially restricted ........       19,605        17,263
  Net unrealized gain (loss) on available-
   for-sale securities, net of taxes (note 2) ......          569          (182)
                                                        ---------     ---------
   Total stockholders' equity ......................       43,878        48,999
                                                        ---------     ---------

   Total liabilities and stockholders' equity ......    $ 312,956     $ 259,534
                                                        =========     =========


See accompanying notes to consolidated financial statements.

                  YONKERS FINANCIAL CORPORATION AND SUBSIDIARY

                        CONSOLIDATED STATEMENTS OF INCOME
                      (In Thousands, Except Per Share Data)

                                                  Year Ended September 30,
                                              -------------------------------
                                                 1997        1996       1995
                                                 ----        ----       ----
Interest and dividend income:
    Loans .................................  $   8,603    $  7,471   $  6,937
    Securities ............................     11,733       8,153      6,801
    Other earning assets ..................        395         752        325
                                              --------    --------   --------
     Total interest and
      dividend income .....................     20,731      16,376     14,063
                                              --------    --------   --------

Interest expense:
    Deposits ..............................      7,922       7,780      6,902
    Securities repurchase agreements ......      1,849          65         79
    FHLB advances .........................        186         130         23
                                              --------    --------   --------
     Total interest expense ...............      9,957       7,975      7,004
                                              --------    --------   --------
       Net interest income ................     10,774       8,401      7,059

Provision for loan losses (note 3) ........        300         462        493
                                              --------    --------   --------
       Net interest income after
         provision for loan losses ........     10,474       7,939      6,566
                                              --------    --------   --------

Non-interest income:
    Service charges and fees ..............        814         680        640
    Net (loss) gain on sales of
      securities (note 2) .................        (48)         --         29
    Other .................................         21          22         17
                                              --------    --------   --------
    Total non-interest income .............        787         702        686
                                              --------    --------   --------

Non-interest expense:
    Compensation and benefits
     (note 10) ............................      3,411       2,525      2,186
    Occupancy and equipment ...............        733         653        571
    Federal deposit insurance costs:
       Regular premiums ...................        183         435        406
       Special assessment (note 6) ........         --       1,166         --
    Data processing service fees ..........        465         417        367
    Other (note 9) ........................      1,527       1,008      1,249
                                              --------    --------   --------
     Total non-interest expense ...........      6,319       6,204      4,779
                                              --------    --------   --------

       Income before income tax expense ...      4,942       2,437      2,473

Income tax expense (note 8) ...............      1,990         917      1,033
                                              --------    --------   --------

       Net income .........................   $  2,952    $  1,520   $  1,440
                                              ========    ========   ========

Earnings per share, from date of
  conversion (note 11) ....................   $   1.02    $   0.22
                                              ========    ========


See accompanying notes to consolidated financial statements.

                  YONKERS FINANCIAL CORPORATION AND SUBSIDIARY


           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                      (In Thousands, Except Per Share Data)

                                                                       Unamortized
                                                            Unallocated  Awards of                              Net
                                                               Common     Common                            Unrealized
                                                Additional     Stock      Stock                             Gain (Loss)    Total
                                         Common   Paid-in      Held by     Under     Treasury    Retained        on    Stockholders'
                                          Stock   Capital       ESOP        MRP        Stock      Income     Securities    Equity
                                          -----   -------       ----        ---        -----      ------     ----------    ------
Balance at September 30, 1994 ........   $     --   $     --   $     --    $     --    $     --    $ 14,467    $   (311)   $ 14,156

 Net income ..........................         --         --         --          --          --       1,440          --       1,440
 Change in net unrealized gain (loss)
    on available-for-sale securities,
    net of taxes .....................         --         --         --          --          --          --         169         169
                                         --------   --------   --------    --------    --------    --------    --------    --------

Balance at September 30, 1995 ........         --         --         --          --          --      15,907        (142)     15,765

 Net income ..........................         --         --         --          --          --       1,520          --       1,520
 Dividend paid ($0.05 per share) .....         --         --         --          --          --        (164)         --        (164)
 Issuance of 3,570,750 common shares .         36     34,592         --          --          --          --          --      34,628
 Shares purchased by ESOP
    (285,660 shares) .................         --         --     (2,857)         --          --          --          --      (2,857)
 ESOP shares released for allocation
    (14,283 shares) ..................         --          4        143          --          --          --          --         147
 Change in net unrealized gain (loss)
    on available-for-sale securities,
    net of taxes .....................         --         --         --          --          --          --         (40)        (40)
                                         --------   --------   --------    --------    --------    --------    --------    --------

Balance at September 30, 1996 ........         36     34,596     (2,714)         --          --      17,263        (182)     48,999

 Net income ..........................         --         --         --          --          --       2,952          --       2,952
 Dividends paid ($0.21 per share) ....         --         --         --          --          --        (610)         --        (610)
 Common stock repurchased
    (658,892 shares) .................         --         --         --          --      (8,909)         --          --      (8,909)
 Repurchased stock awarded under
    MRP (108,905 shares) .............         --         --         --      (1,396)      1,396          --          --          --
 Amortization of MRP awards ..........         --         --         --         271          --          --          --         271
 ESOP shares released for allocation
    (28,566 shares) ..................         --        138        286          --          --          --          --         424
 Change in net unrealized gain (loss)
    on available-for-sale securities,
    net of taxes .....................         --         --         --          --          --          --         751         751
                                         --------   --------   --------    --------    --------    --------    --------    --------

Balance at September 30, 1997 ........   $     36   $ 34,734   $ (2,428)   $ (1,125)   $ (7,513)   $ 19,605    $    569    $ 43,878
                                         ========   ========   ========    ========    ========    ========    ========    ========

See accompanying notes to consolidated financial statements.

                  YONKERS FINANCIAL CORPORATION AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In Thousands)


                                                   Year Ended September 30,
                                               ---------------------------------
                                                   1997      1996       1995
                                                   ----      ----       ----
Cash flows from operating activities:
 Net income ................................   $  2,952    $  1,520    $  1,440
 Adjustments to reconcile net income
   to net cash provided by operating
   activities:
    Provision for loan losses ..............        300         462         493
    ESOP and MRP expense ...................        695         147          --
    Depreciation and amortization expense ..        194         196         169
    Amortization of deferred fees,
     discounts and premiums, net ...........       (289)       (479)       (517)
    Net loss (gain) on sales of securities .         48          --         (29)
    Other adjustments, net .................       (169)         80        (476)
                                               --------    --------    --------
      Net cash provided by operating
       activities ..........................      3,731       1,926       1,080
                                               --------    --------    --------

Cash flows from investing activities:
 Purchases of securities:
    Available-for-sale .....................    (55,835)    (45,036)     (3,804)
    Held-to-maturity .......................         --     (22,142)    (15,938)
 Proceeds from principal payments,
  maturities and calls of securities:
    Available-for-sale .....................     13,356       7,334       2,023
    Held-to-maturity .......................     18,563      22,895       6,687
 Proceeds from sales of securities:
    Available-for-sale .....................     15,943          --         438
    Held-to-maturity .......................        237          --         847
 Disbursements for loan originations .......    (69,169)    (17,571)    (17,213)
 Principal collections on loans ............     13,612      11,780      10,961
 Proceeds from sales of loans ..............      2,785       1,883         383
 (Purchase) redemption of FHLB stock .......     (1,940)         47         (48)
 Other investing cash flows, net ...........        239        (119)       (166)
                                               --------    --------    --------
     Net cash used in investing
      activities ...........................    (62,209)    (40,929)    (15,830)
                                               --------    --------    --------

Cash flows from financing activities:
 Net increase in deposits ..................     17,258       2,666       8,193
 Net increase (decrease) in borrowings
   with original terms of three months
   or less:
       Securities repurchase agreements ....     18,503      10,264          --
       FHLB advances .......................     (2,000)      3,705       4,000
 Proceeds from longer-term securities
  repurchase agreements ....................     25,329          --          --
 Common stock repurchased ..................     (8,909)         --          --
 Net proceeds from issuance of common
  stock, exclusive of ESOP shares ..........         --      31,771          --
 Dividends paid ............................       (610)       (164)         --
                                               --------    --------    --------
    Net cash provided by financing
     activities ............................     49,571      48,242      12,193
                                               --------    --------    --------

Net (decrease) increase in cash and
 cash equivalents ..........................     (8,907)      9,239      (2,557)
Cash and cash equivalents at
 beginning of year .........................     12,500       3,261       5,818
                                               --------    --------    --------
Cash and cash equivalents at end of year ...   $  3,593    $ 12,500    $  3,261
                                               ========    ========    ========

Supplemental information:
 Interest paid .............................   $  9,623       7,956       7,004
 Income taxes paid .........................      1,931       1,331       1,520
 Loans transferred to real estate owned ....        313         603         303
                                               ========    ========    ========


See accompanying notes to consolidated financial statements.

                  YONKERS FINANCIAL CORPORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        September 30, 1997, 1996 and 1995

(1) Summary of Significant Accounting Policies

       In December 1995, The Yonkers Savings and Loan Association converted from a New York State chartered mutual savings and loan association to a federally chartered mutual savings and loan association under the new name The Yonkers Savings and Loan Association, FA (the iAssociationi). On April 18, 1996, Yonkers Financial Corporation (the "Holding Company") became the holding company for the Association upon completion of the Association's conversion to the stock form of ownership (the "Conversion"). Collectively, the Holding Company and the Association are referred to herein as the "Company".

       The Company's primary market area consists of the City of Yonkers and its neighboring communities in Westchester County, New York. The Association is a community-oriented savings institution whose business primarily consists of accepting deposits from customers within its market area and investing those funds in mortgage loans secured by one- to four-family residences. To a lesser extent, funds are invested in multi-family and commercial real estate loans, construction and land loans, consumer loans and commercial business loans. The Company also invests in mortgage-backed and other securities. Deposits are insured up to applicable limits by the Savings Association Insurance Fund ("SAIF") of the Federal Deposit Insurance Corporation ("FDIC"). The Company's primary regulator is the Office of Thrift Supervision ("OTS").

       The following is a summary of the significant accounting policies followed by the Company in the preparation of the consolidated financial statements.

Basis of Presentation

       The consolidated financial statements include the accounts of the Holding Company and its wholly-owned subsidiary, the Association. All significant intercompany accounts and transactions have been eliminated in consolidation. Prior to the Conversion, the Holding Company had no operations other than those of an organizational nature. Subsequent thereto, the Holding Company's business activities have been limited to its ownership of the Association and certain short-term and other investments. All financial information included herein for periods prior to the Conversion refers to the Association.

       The consolidated financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, income and expense. A material estimate that is particularly susceptible to near-term change is the allowance for loan losses, which is discussed below.

       Certain reclassifications have been made to prior-year amounts to conform to the current-year presentation.

Cash Equivalents

       For purposes of reporting cash flows, cash equivalents consist of highly liquid short-term investments. At September 30, 1997, short-term investments reported in the consolidated balance sheet were money market mutual funds of $1.5 million. Short-term investments at September 30, 1996 were money market mutual funds of $10.2 million and interest-bearing deposits of $0.1 million.

Securities

       The Company accounts for its securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Under SFAS No. 115, individual securities are classified as held-to-maturity securities, trading securities, or available-for-sale securities. Securities held to maturity are limited to debt securities for which the entity has the positive intent and ability to hold to maturity. Trading securities are debt and equity securities that are bought principally for the purpose of selling them in the near term. All other debt and equity securities are classified as available for sale.

       Held-to-maturity securities are carried at amortized cost. Available-for-sale securities are carried at fair value with unrealized gains and losses excluded from earnings and reported on a net-of-tax basis as a separate component of stockholders' equity. The Company has no trading securities. Federal Home Loan Bank stock is a non-marketable equity security held in accordance with certain regulatory requirements and, accordingly, is carried at cost.

       Premiums and discounts are amortized to interest income on a level-yield basis over the expected term of the debt security. Realized gains and losses on sales of securities are determined based on the amortized cost of the specific securities sold. Unrealized losses on securities are charged to earnings if management determines that the decline in fair value of a security is other than temporary.

Real Estate Mortgage Loans Held for Sale

       Real estate mortgage loans held for sale in the secondary market are carried at lower of cost or market value in the aggregate. Market values are estimated based on outstanding investor sale commitments or, in the absence of such commitments, based on current secondary market yield requirements. Net unrealized losses, if any, are recognized in a valuation allowance by a charge to income.

Allowance for Loan Losses

       The allowance for loan losses is increased by provisions for losses charged to income. Losses on loans (including impaired loans) are charged to the allowance for loan losses when all or a portion of a loan is deemed to be uncollectible. Recoveries of loans previously charged-off are credited to the allowance when realized. Management estimates the allowance for loan losses based on an evaluation of the Companyis past loan loss experience, known and inherent risks in the portfolio, estimated value of underlying collateral, and current economic conditions. In managementis judgment, the allowance for loan losses is adequate to absorb probable losses in the existing portfolio.

                  YONKERS FINANCIAL CORPORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


       Establishing the allowance for loan losses involves significant management judgments utilizing the best information available at the time. Those judgments are subject to further review by various sources, including the Companyis regulators. Adjustments to the allowance may be necessary in the future based on changes in economic and real estate market conditions, further information obtained regarding known problem loans, the identification of additional problem loans, and other factors.

       Effective October 1, 1995, the Company prospectively adopted SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by SFAS No.
118. Under SFAS No. 114, a loan is considered to be impaired when, based on current information and events, it is probable that the creditor will be unable to collect all principal and interest contractually due. Creditors are permitted to measure impaired loans based on (i) the present value of expected future cash flows discounted at the loan's effective interest rate, (ii) the loan's observable market price or (iii) the fair value of the collateral if the loan is collateral dependent. If the approach used results in a measurement that is less than an impaired loan's recorded investment, an impairment loss is recognized as part of the allowance for loan losses. SFAS No. 118 allows creditors to continue to use existing methods for recognizing interest income on impaired loans. The Company's adoption of SFAS Nos. 114 and 118 did not affect its overall allowance for loan losses or income recognition practices.

Interest and Fees on Loans

       Interest is accrued monthly on outstanding principal balances unless management considers the collection of interest or principal to be doubtful. Loans on non-accrual status include all loans contractually delinquent ninety days or more. Interest payments received on non-accrual loans (including impaired loans) are recognized as income unless future collections are doubtful. Loans are returned to accrual status when collectibility is no longer considered doubtful (generally, when all payments have been brought current).

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

Income Taxes

       In accordance with the asset and liability method required by SFAS No. 109, "Accounting for Income Taxes," deferred taxes are recognized for the estimated future tax effects attributable to "temporary differences" between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. A deferred tax liability is recognized for all temporary differences that will result in future taxable income. A deferred tax asset is recognized for all temporary differences that will result in future tax deductions, subject to reduction of the asset by a valuation allowance in certain circumstances. This valuation allowance is recognized if, based on an analysis of available evidence, management determines that it is more likely than not that a portion or all of the deferred tax asset will not be realized. The valuation allowance is subject to ongoing adjustment based on changes in circumstances that affect managementis judgment about the realizability of the deferred tax asset. Adjustments to increase or decrease the valuation allowance are charged or credited, respectively, to income tax expense.

       Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to future taxable income. The effect on deferred tax assets and liabilities of an enacted change in tax rates is recognized in income tax expense in the period that includes the enactment date of the change.

Pension Plans

       The Company has a non-contributory defined benefit pension plan which covers substantially all employees. Pension costs are funded on a current basis in compliance with the requirements of the Employee Retirement Income Security Act. Costs for this plan, as well as any unfunded supplemental retirement agreements, are accounted for in accordance with SFAS No. 87, "Employers' Accounting for Pensions."

                  YONKERS FINANCIAL CORPORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Stock-Based Compensation Plans

       Compensation expense is recognized for the Company's employee stock ownership plan ("ESOP") equal to the fair value of shares committed to be released for allocation to participant accounts. Any difference between the fair value at that time and the ESOP's original acquisition cost is charged or credited to stockholders' equity (additional paid-in capital). The cost of unallocated ESOP shares (shares not yet committed to be released) is reflected as a reduction of stockholders' equity.

       The Company accounts for its stock option plan in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, compensation expense is recognized only if the exercise price of the option is less than the fair value of the underlying stock at the grant date. SFAS No. 123, "Accounting for Stock-Based Compensation," encourages entities to recognize the fair value of all stock-based awards (measured on the grant date) as compensation expense over the vesting period. Alternatively, SFAS No. 123 allows entities to apply the provisions of APB Opinion No. 25 and provide pro forma disclosures of net income and earnings per share as if the fair-value-based method defined in SFAS No. 123 had been applied to awards granted in fiscal years beginning after December 15, 1994. The Company has elected to apply the provisions of APB Opinion No. 25 and provide these pro forma disclosures.

       The Company's management recognition and retention plan ("MRP") is also accounted for in accordance with APB Opinion No. 25. The fair value of the shares awarded, measured at the grant date, is recognized as unearned compensation (a deduction from stockholders' equity) and amortized to compensation expense as the shares become vested.

Earnings Per Share

       Earnings per share is reported for periods following the Conversion based on net income divided by the weighted average number of common shares outstanding and common stock equivalents (dilutive stock options computed using the treasury stock method). Common stock equivalents are included in the calculation of earnings per share when such inclusion has a significant dilutive effect. Unallocated ESOP shares that have not been committed to be released to participants are excluded from outstanding shares in computing earning per share.

(2) Securities

       The Company's securities portfolio principally consists of mortgage-backed securities and U.S. Government and Agency securities. Mortgage-backed securities include both pass-through securities and collateralized mortgage obligations ("CMOs"), substantially all of which are guaranteed by U.S. Government or government-sponsored entities (Fannie Mae, Ginnie Mae and Freddie Mac).

       The following is a summary of securities at September 30, 1997:

                                                  Gross Unrealized
                                     Amortized  --------------------      Fair
                                       Cost       Gains      Losses       Value
                                       ----       -----      ------       -----
                                                    (In Thousands)
Available-for-Sale Securities
Mortgage-backed securities:
  Pass-through securities ........   $ 34,460   $    446    $    (14)   $ 34,892
  CMOs ...........................      8,148         --          (2)      8,146
                                     --------   --------    --------    --------
                                       42,608        446         (16)     43,038
U.S. Government and Agency
 securities ......................     40,805        671          (7)     41,469
Mutual fund investments ..........      1,923         --        (144)      1,779
                                     --------   --------    --------    --------
    Total available for sale .....   $ 85,336   $  1,117    $   (167)   $ 86,286
                                     ========   ========    ========    ========
Held-to-Maturity Securities
Mortgage-backed securities:
  Pass-through securities ........   $ 35,283   $    733    $   (111)   $ 35,905
  CMOs ...........................     15,063        127        (124)     15,066
                                     --------   --------    --------    --------
                                       50,346        860        (235)     50,971
                                     --------   --------    --------    --------
U.S. Government and Agency:
  Step-up securities .............     10,984         18         (46)     10,956
  Other securities ...............     14,999         32         (56)     14,975
                                     --------   --------    --------    --------
                                       25,983         50        (102)     25,931
                                     --------   --------    --------    --------
    Total held to maturity .......   $ 76,329   $    910    $   (337)   $ 76,902
                                     ========   ========    ========    ========

                  YONKERS FINANCIAL CORPORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


       The following is a summary of securities at September 30, 1996:

                                                  Gross Unrealized
                                     Amortized  --------------------     Fair
                                       Cost      Gains       Losses      Value
                                       ----      -----       ------      -----
                                                     (In Thousands)
Available-for-Sale Securities
Mortgage-backed securities:
  Pass-through securities ........   $ 20,679   $     80    $   (187)   $ 20,572
  CMOs ...........................      2,146         --          (7)      2,139
                                     --------   --------    --------    --------
                                       22,825         80        (194)     22,711
                                     --------   --------    --------    --------
U.S. Government and Agency:
  Step-up securities .............      3,000         --         (31)      2,969
  Other securities ...............     26,960        116         (53)     27,023
                                     --------   --------    --------    --------
                                       29,960        116         (84)     29,992
                                     --------   --------    --------    --------
Mutual fund investments ..........      6,070         --        (221)      5,849
                                     --------   --------    --------    --------
    Total available for sale .....   $ 58,855   $    196    $   (499)   $ 58,552
                                     ========   ========    ========    ========
Held-to-Maturity Securities
Mortgage-backed securities:
  Pass-through securities ........   $ 41,493   $    426    $   (399)   $ 41,520
  CMOs ...........................     16,646        132        (300)     16,478
                                     --------   --------    --------    --------
                                       58,139        558        (699)     57,998
                                     --------   --------    --------    --------
U.S. Government and Agency:
  Step-up securities .............     12,966          1        (316)     12,651
  Other securities ...............     23,402          7        (397)     23,012
                                     --------   --------    --------    --------
                                       36,368          8        (713)     35,663
                                     --------   --------    --------    --------
Corporate bond ...................        500          1          --         501
                                     --------   --------    --------    --------
    Total held to maturity .......   $ 95,007   $    567    $ (1,412)   $ 94,162
                                     ========   ========    ========    ========

       Mortgage-backed and other debt securities at September 30, 1997 consisted of fixed-rate securities and adjustable-rate securities with amortized costs of $93.9 million and $65.8 million, respectively, and weighted average yields of 7.30% and 6.74%, respectively. Fixed-rate and adjustable-rate debt securities at September 30, 1996 totaled $77.2 million and $70.6 million, respectively, with weighted average yields of 7.20% and 6.52%, respectively.

       Mortgage-backed securities include securities guaranteed by Fannie Mae, Ginnie Mae and Freddie Mac with total amortized costs of $39.2 million, $30.7 million and $22.7 million, respectively, at September 30, 1997 ($46.1 million, $18.6 million and $15.9 million, respectively, at September 30, 1996). Privately-issued mortgage-backed securities had amortized costs of $0.3 million and $0.4 million at September 30, 1997 and 1996, respectively.

       The Company's step-up securities are issued by U.S. Government Agencies or government-sponsored enterprises and initially pay an above-market yield for a short non-call period. If the securities are not called, the interest rate "steps-up" to a higher coupon rate which would be below then-current market rates. These securities had a weighted average yield of 5.97% and 5.78% at September 30, 1997 and 1996, respectively.

       The net unrealized gain on available-for-sale securities was $950,000 ($569,000 after taxes) at September 30, 1997, compared to a net unrealized loss of $303,000 ($182,000 after taxes) at September 30, 1996. Changes in unrealized holding gains and losses resulted in an after-tax increase (decrease) in stockholders' equity of $751,000, ($40,000) and $169,000 during fiscal 1997, 1996 and 1995, respectively. These gains and losses will continue to fluctuate based on changes in the portfolio and market conditions.

       Sales of securities resulted in the following gross realized gains and gross realized losses during the years ended September 30:

                                                    1997       1996        1995
                                                    ----       ----         ----
                                                         (In Thousands)
Available-for-sale securities:
    Gains ...................................       $ 47        $ --       $  7
    Losses ..................................        (97)         --         (1)
                                                    ----        ----       ----
                                                     (50)         --          6
                                                    ----        ----       ----
Held-to-maturity securities:
    Gains ...................................          2          --         24
    Losses ..................................         --          --         (1)
                                                    ----        ----       ----
                                                       2          --         23
                                                    ----        ----       ----
Net (loss) gain .............................       $(48)       $ --       $ 29
                                                    ====        ====       ====

       The held-to-maturity securities sold in fiscal 1997 and 1995 were mortgage-backed securities with an amortized cost of $235,000 and $824,000, respectively, for which the Company had collected more than 85% of the principal purchased. Under SFAS No. 115, sales in these circumstances are deemed to be equivalent to maturities and, accordingly, do not call into question the intent to hold other debt securities to maturity in the future.

                  YONKERS FINANCIAL CORPORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

       The following is a summary of the amortized cost and fair value of U.S. Government and Agency securities at September 30, 1997, by remaining period to contractual maturity (ignoring earlier call dates, if any). Actual maturities may differ from contractual maturities because certain security issuers have the right to call or prepay their obligations.

                                   Available for Sale        Held to Maturity
                                 --------------------      ---------------------
                                 Amortized      Fair       Amortized      Fair
Contractual Maturity                Cost        Value        Cost         Value
--------------------                ----        -----        ----         -----
                                                 (In Thousands)
Within one year ............      $    --      $    --      $ 1,000      $   998
One to five years ..........           --           --       10,986       10,951
Five to ten years ..........       24,100       24,525        8,999        9,010
Over ten years .............       16,705       16,944        4,998        4,972
                                  -------      -------      -------      -------
     Total .................      $40,805      $41,469      $25,983      $25,931
                                  =======      =======      =======      =======

(3) Loans

       A summary of loans receivable at September 30 follows:

                                                        1997             1996
                                                        ----             ----
                                                          (In Thousands)
Real estate mortgage loans:
    Residential properties:
       One- to four-family ...................       $  91,367        $  62,283
       Multi-family ..........................           5,658            5,471
    Commercial properties ....................          11,990            9,117
    Land loans ...............................           1,814            1,934
    Construction loans .......................           2,786            2,175
    Construction loans in process ............          (1,091)            (171)
    Deferred loan fees, net ..................            (167)            (472)
                                                     ---------        ---------
                                                       112,357           80,337
                                                     ---------        ---------
Consumer loans:
    Home equity ..............................           3,217            2,911
    Personal .................................           1,666            1,632
    Automobile ...............................             336              367
    Home improvement .........................              82              153
    Other ....................................             819              790
                                                     ---------        ---------
                                                         6,120            5,853
Commercial business loans ....................           1,299            1,413
                                                     ---------        ---------
                                                         7,419            7,266
                                                     ---------        ---------
       Total loans receivable ................         119,776           87,603
Allowance for loan losses ....................          (1,093)            (937)
                                                     ---------        ---------
       Total loans receivable, net ...........       $ 118,683        $  86,666
                                                     =========        =========

                  YONKERS FINANCIAL CORPORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


       Gross loans receivable at September 30, 1997 consisted of adjustable-rate loans of $98.7 million and fixed-rate loans of $22.3 million with weighted average yields of 8.19% and 8.65%, respectively. Adjustable-rate and fixed-rate loans at September 30, 1996 totaled $70.4 million and $17.9 million, respectively, with weighted average yields of 8.44% and 8.92%, respectively. One- to four-family residential mortgage loans at September 30, 1997 and 1996 include advances under home equity lines of credit of $5.9 million and $7.3 million, respectively, and cooperative apartment loans of $4.8 million and $5.5 million, respectively.

       The Company primarily originates real estate mortgage loans secured by existing single-family residential properties. The Company also originates multi-family and commercial real estate loans, land loans, construction loans, consumer loans and commercial business loans. A substantial portion of the loan portfolio is secured by real estate properties located in Westchester County, New York. The ability of the Companyis borrowers to make principal and interest payments is dependent upon, among other things, the level of overall economic activity and the real estate market conditions prevailing within the Companyis concentrated lending area.

       Activity in the allowance for loan losses is summarized as follows for the years ended September 30:

                                              1997           1996         1995
                                              ----           ----         ----
                                                       (In Thousands)
Balance at beginning of year .........      $   937       $   719       $   311
Provision for losses .................          300           462           493
Charge-offs ..........................         (157)         (333)          (89)
Recoveries ...........................           13            89             4
                                            -------       -------       -------
Balance at end of year ...............      $ 1,093       $   937       $   719
                                            =======       =======       =======

       The principal balances of non-accrual loans past due ninety days or more at September 30 are as follows:

                                                  1997        1996          1995
                                                  ----        ----          ----
                                                         (In Thousands)
Real estate mortgage loans:
    One- to four-family .................       $  389       $1,757       $2,759
    Multi-family ........................           --           --          389
    Commercial ..........................          211          214           --
    Land ................................          250          250           49
    Construction ........................          279          511          279
Consumer loans ..........................            9           43           54
                                                ------       ------       ------
          Total .........................       $1,138       $2,775       $3,530
                                                ======       ======       ======

                  YONKERS FINANCIAL CORPORATION AND SUBSIDIARY

                   NOTES TO CNSOLIDATED FINANCIAL STATEMENTS


       If interest payments on the foregoing non-accrual loans had been made during the respective years in accordance with the loan agreements, additional interest income of $92,000, $157,000 and $191,000 would have been recognized in the years ended September 30, 1997, 1996 and 1995, respectively.

       SFAS No. 114 applies to loans that are individually evaluated for collectibility in accordance with the Company's normal loan review procedures (principally loans in the multi-family, commercial mortgage, land and construction loan portfolios). The standard does not apply to smaller-balance homogeneous loans in the Company's one- to four-family mortgage and consumer loan portfolios. The Company's impaired loans consisted of non-accrual commercial mortgage, land and construction loans with a recorded investment totaling $740,000 and $975,000 at September 30, 1997 and 1996, respectively. All of these loans were collateral-dependent loans measured based on the fair value of the collateral in accordance with SFAS No. 114. The Company determines the need for an allowance for loan impairment under SFAS No. 114 on a loan-by-loan basis. At September 30, 1997 and 1996, such an allowance was not required with respect to the Company's impaired loans primarily due to the sufficiency of the related collateral values. The Company's average recorded investment in impaired loans was approximately $799,000 and $700,000 for the years ended September 30, 1997 and 1996, respectively. Interest collections and income recognized on impaired loans (while such loans were considered impaired) were insignificant during fiscal 1997 and 1996.

       At September 30, 1997 and 1996, other assets includes single-family real estate owned properties with net carrying values of $379,000 and $603,000, respectively. Provisions for losses and other activity in the allowance for real estate owned losses were insignificant during the years ended September 30, 1997, 1996 and 1995.

       The Company has sold, with recourse, certain real estate mortgage loans and retained the related servicing rights. The principal balances of these serviced loans, which are not included in the accompanying consolidated balance sheets, totaled $2.7 million, $3.4 million and $4.3 million at September 30, 1997, 1996 and 1995, respectively. The Company is required to remit to the investors the monthly principal and interest payments (less servicing fees) on these loans, including loans that are delinquent or in foreclosure. No losses have been incurred through September 30, 1997 as a result of this recourse obligation. The Company also serviced real estate mortgage loans sold without recourse with total principal balances of $12.8 million, $10.6 million and $9.4 million at September 30, 1997, 1996 and 1995, respectively. Real estate mortgage loans held for sale of $20.4 million at September 30, 1997 were sold in November 1997, with servicing retained.

       SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," includes a requirement to recognize servicing rights as an asset when loans are sold with servicing retained. SFAS No. 125 generally became effective for transactions entered into on or after January 1, 1997 and superseded SFAS No. 122, "Accounting for Mortgage Servicing Rights," which became effective for the Company on October 1, 1996. These accounting standards require that a portion of the cost of an originated loan be allocated to the loan's servicing right (retained by the seller) based on the fair value of the servicing right relative to the fair value of the loan including the servicing right. The allocated cost of the retained servicing right is recognized as a separate asset at the settlement date and amortized thereafter in proportion to, and over the period of, estimated servicing net income. Mortgage servicing assets must be periodically assessed for impairment on a stratified basis. A valuation allowance is recognized, by a charge to income, if the estimated fair value of a stratum exceeds the related unamortized servicing asset. Since the Company's loan sale activity completed in fiscal 1997 was insignificant, its prospective adoption of the servicing asset provisions of SFAS Nos. 122 and 125 did not have a material impact on its financial condition or results of operations.

                  YONKERS FINANCIAL CORPORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(4) Accrued Interest Receivable

       A summary of accrued interest receivable at September 30 follows:

                                                            1997            1996
                                                            ----            ----
                                                               (In Thousands)
Loans ............................................         $  940         $  764
Securities:
    Mortgage-backed securities ...................            486            433
    Other securities .............................          1,419          1,252
                                                           ------         ------
    Total ........................................         $2,845         $2,449
                                                           ======         ======

(5) Office Properties and Equipment

       A summary of office properties and equipment at September 30 follows:

                                                            1997           1996
                                                            ----           ----
                                                               (In Thousands)
Land .................................................     $    45      $    45
Buildings ............................................         240          207
Leasehold improvements ...............................         589          582
Furniture, fixtures and equipment ....................       1,773        1,664
                                                           -------      -------
                                                             2,647        2,498
Less accumulated depreciation and amortization .......      (1,745)      (1,551)
                                                           -------      -------
    Total office properties and equipment, net .......     $   902      $   947
                                                           =======      =======

(6) Deposits

       Deposit balances and weighted average stated interest rates at September 30 are summarized as follows:

                                            1997                   1996
                                    ------------------     -------------------
                                      Amount      Rate       Amount       Rate
                                      ------      ----       ------       ----
                                                (Dollars In Thousands)
Checking .........................   $  4,655             $  1,957
NOW ..............................     19,055     2.00%      18,141       1.86%
Money market .....................     21,624     3.33       16,599       2.91
Regular savings ..................     44,591     2.56       47,832       2.61
Club .............................      1,132     2.56        1,112       2.61
                                     --------              -------
                                       91,057     2.49       85,641       2.45
                                     --------              -------
Savings certificates by remaining
 term to contractual maturity:
  Within one year ................     71,765     5.23       70,507       5.02
  After one but within two years .     30,882     5.64       18,755       5.49
  After two but within three years      9,547     6.29        7,226       5.52
  After three years ..............      4,682     5.78        8,546       6.28
                                     --------              -------
                                      116,876     5.45      105,034       5.24
                                     --------              -------
   Total deposits ................   $207,933     4.15%    $190,675       3.99%
                                     ========              =======

                  YONKERS FINANCIAL CORPORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


       Savings certificates issued in denominations of $100,000 or more totaled $12.9 million and $10.6 million at September 30, 1997 and 1996, respectively. The FDIC generally insures depositor accounts up to $100,000, as defined in the applicable regulations.

       The Deposit Insurance Funds Act of 1996 (the "Act") was signed into law on September 30, 1996. Among other things, the Act required depository institutions to pay a one-time special assessment of 65.7 basis points on the balance of their SAIF-assessable deposits held as of March 31, 1995, in order to recapitalize the SAIF to the reserve level required by statute. Accordingly, the consolidated statement of income for the year ended September 30, 1996 reflects a separate expense charge of approximately $1.2 million for the accrual of this special assessment which was paid in November 1996.

(7) Borrowings

       Borrowings and weighted average interest rates at September 30 are summarized as follows, by remaining period to maturity:

                                              1997                1996
                                      -----------------    -----------------
                                       Amount      Rate     Amount      Rate
                                       ------      ----     ------      ----
                                               (Dollars In Thousands)
Securities repurchase
  agreements maturing:
   Within 30 days ..............      $28,767      5.63%   $10,264      5.44%
   After one year ..............       25,329      6.03         --        --
                                      -------              -------
      Total ....................      $54,096      5.82%   $10,264      5.44%
                                      =======              =======
Federal Home Loan
 Bank ("FHLB") advances
 maturing within 30 days .......      $ 6,000      6.75%   $ 8,000      5.73%
                                      =======              =======

Securities Repurchase Agreements

       In securities repurchase agreements, the Company borrows funds through the transfer of debt securities to the FHLB of New York, as counterparty, and concurrently agrees to repurchase the identical securities at a fixed price on a specified date. The Company accounts for these agreements as secured financing transactions since it maintains effective control over the transferred securities. Accordingly, the transaction proceeds are recorded by the Company as borrowings and the underlying securities continue to be carried in the Company's debt securities portfolio. Repurchase agreements are collateralized by the securities sold and, in certain cases, by additional margin securities. During the years ended September 30, 1997 and 1996, the average borrowings under repurchase agreements with the FHLB amounted to $32.1 million and $1.2 million, respectively, and the maximum month-end balance outstanding was $54.1 million and $10.3 million, respectively.

                  YONKERS FINANCIAL CORPORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


       Additional   information  concerning  outstanding  securities  repurchase agreements with the FHLB of New York as of September 30, 1997 is summarized as follows:

                              Repurchase Borrowings

                                           Accrued     Weighted    Fair Value
                                          Interest     Average   of Collateral
Remaining Term to Maturity    Amount     Payable (1)    Rate    Securities (2)
--------------------------    ------     -----------    ----    --------------
                                         (Dollars In Thousands)
Within 30 days ...........   $28,767       $   149      5.63%      $33,302
After one year ...........    25,329           204      6.03        26,747
                             -------       -------                 -------
    Total ................   $54,096       $   353      5.82%      $60,049
                             =======       =======                 =======

(1)  Included in other liabilities in the consolidated balance sheet.

(2) Represents the fair value of the mortgage-backed securities ($53.0 million) and other debt securities ($7.0 million) which were transferred to the counterparty, including accrued interest receivable of $537,000. These securities consist of available-for-sale securities and held-to-maturity securities with fair values of $42.9 million and $17.1 million, respectively.

         At September 30, 1997, the Company's "amount at risk" (excess of the carrying amount, or market value if higher, of the securities transferred to the FHLB of New York over the amount of the repurchase liability) was approximately $6.0 million. The weighted average remaining maturity of these agreements was approximately 20 months.

FHLB Advances

         As a member of the FHLB of New York, the Bank may have outstanding FHLB advances of up to 25% of its total assets, or approximately $76.8 million at September 30, 1997, in a combination of term advances and overnight funds. The Bank's unused FHLB borrowing capacity was approximately $70.8 million at September 30, 1997.

         Borrowings are secured by the Bankis investment in FHLB stock and by a blanket security agreement. This agreement requires the Bank to maintain as collateral certain qualifying assets (principally securities and residential mortgage loans) not otherwise pledged. The Bank satisfied this collateral requirement at September 30, 1997 and 1996.

                  YONKERS FINANCIAL CORPORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(8) Income Taxes

       The components of income tax expense are summarized as follows for the years ended September 30:

                                              1997         1996          1995
                                              ----         ----          ----
                                                      (In Thousands)
Current tax expense:
   Federal ...........................      $ 1,177       $ 1,155       $   880
   State .............................          247           668            91
                                            -------       -------       -------
                                              1,424         1,823           971
                                            -------       -------       -------
Deferred tax expense (benefit):
   Federal ...........................          413          (410)         (124)
   State .............................          153          (496)          186
                                            -------       -------       -------
                                                566          (906)           62
                                            -------       -------       -------
Total income tax expense .............      $ 1,990       $   917       $ 1,033
                                            =======       =======       =======

       The following is a reconciliation of the expected income tax expense, computed at the applicable Federal statutory rate of 34%, to the actual income tax expense for the years ended September 30:

                                                 1997         1996         1995
                                                 ----         ----         ----
                                                    (Dollars in Thousands)
Tax at Federal statutory rate ............      $1,680       $  829      $  841
New York State income taxes, net of
    Federal tax benefit ..................         264          114         183
Other reconciling items, net .............          46          (26)          9
                                                ------       ------      ------
Actual income tax expense ................      $1,990       $  917      $1,033
                                                ======       ======      ======
 Effective income tax rate ...............        40.3%        37.6%       41.8%
                                                ======       ======      ======

       The tax effects of temporary differences that give rise to deferred tax assets and liabilities are as follows at September 30:

                                                                 1997       1996
                                                                 ----       ----
                                                                 (In Thousands)
Deferred tax liabilities:
    Net unrealized gain on available-for-sale securities ....   $  381    $   --
    Other taxable temporary differences .....................      200       215
                                                                ------    ------
           Total deferred tax liabilities ...................      581       215
                                                                ------    ------
Deferred tax assets:
    Allowance for loan losses ...............................      448       385
    Accrued SAIF special assessment .........................       --       479
    Net unrealized loss on available-for-sale securities ....       --       121
    Other deductible temporary differences ..................       75       240
                                                                ------    ------
           Total deferred tax assets ........................      523     1,225
                                                                ------    ------
           Net deferred tax (liability) asset ...............   $  (58)   $1,010
                                                                ======    ======

                  YONKERS FINANCIAL CORPORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


       Based  on  the  Company's   historical  and  anticipated  future  pre-tax
earnings, management believes that it is more likely than not that the total deferred tax assets will be realized.

       As a thrift institution, the Association is subject to special provisions in the Federal and New York State tax laws regarding its allowable tax bad debt deductions and related tax bad debt reserves. These deductions historically have been determined using methods based on loss experience or a percentage of taxable income. Tax bad debt reserves represent the excess of allowable deductions over actual bad debt losses and other reserve reductions. These reserves consist of a defined base-year amount, plus additional amounts ("excess reserves") accumulated after the base year. SFAS No. 109 requires recognition of deferred tax liabilities with respect to such excess reserves, as well as any portion of the base-year amount which is expected to become taxable (or "recaptured") in the foreseeable future.

       Certain amendments to the Federal and New York State tax laws regarding bad debt deductions were enacted in July and August 1996. The Federal amendments include elimination of the percentage-of-taxable-income method for tax years beginning after December 31, 1995 and imposition of a requirement to recapture into taxable income (over a six-year period) the bad debt reserves in excess of the base-year amounts. The Company previously established, and will continue to maintain, a deferred tax liability with respect to such excess Federal reserves. The New York State amendments redesignate the State bad debt reserve as the base-year amount and provide for future additions to the base-year reserve using the percentage-of-taxable-income method. This change effectively eliminated the excess New York State reserves for which a deferred tax liability had been recognized and, accordingly, the Company reduced its deferred tax liability by $100,000 (with a corresponding reduction in income tax expense) during the quarter ended September 30, 1996.

       At September 30, 1997, the Association's base-year Federal and State tax bad debt reserves were $3.0 million and $8.6 million, respectively. In accordance with SFAS No. 109, deferred tax liabilities have not been recognized with respect to these reserves, since the Company does not expect that these amounts will become taxable in the foreseeable future. Under the tax laws as amended, events that would result in taxation of these reserves include (i) redemptions of the Association's stock or certain excess distributions to the Holding Company and (ii) failure of the Association to retain a thrift charter or continue to maintain a specified qualifying-assets ratio and meet other thrift definition tests for New York State tax purposes. At September 30, 1997, the Association's unrecognized deferred tax liabilities with respect to its Federal and State tax bad debt reserves were $1.0 million and $0.6 million, respectively.

(9) Other Non-Interest Expense

    The components of other non-interest expense are as follows for the years ended September 30:

                                                       1997      1996      1995
                                                       ----      ----      ----
                                                           (In Thousands)
Advertising and promotion .......................   $   246   $   118    $    84
Supervisory exams and audits ....................       164       150        142
Correspondent bank fees .........................       113       114         95
Checking account expenses .......................       100        93         84
Telephone and postage ...........................       107        80         59
Insurance and surety bond premiums ..............       107        78         89
Stationery and printing .........................        93        68         77
Appraisal fees ..................................        94        50         55
(Credit) provision for loss on Nationar claim ...        --      (162)       168
Provision for litigation settlement .............        --        --         93
Other ...........................................       503       419        303
                                                    -------   -------    -------
           Total ................................   $ 1,527   $ 1,008    $ 1,249
                                                    =======   =======    =======

                  YONKERS FINANCIAL CORPORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


       In February 1995, the New York Superintendent of Banks took possession of Nationar, a check clearing and trust company, freezing all of Nationar's assets. At that time, the Company had a check clearing balance of $841,000 due from Nationar. Based upon the information available at September 30, 1995, management believed that there was at least a reasonable likelihood that the Company would not recover its entire claim against Nationar. As a result, the Company established a valuation allowance of $168,000 against its claim and included the related provision for loss of $168,000 in other non-interest expense for the year ended September 30, 1995. In June 1996, the Company collected $835,000 in settlement of the claim. The difference of $162,000 between the amount collected and the claim's net carrying amount was reflected as a credit to other non-interest expense for the year ended September 30, 1996.

(10) Employee Benefit and Stock Compensation Plans

Pension Benefits

       All  eligible  Company  employees  are  included  in the New  York  State
Bankers' Retirement System, a trusteed non-contributory pension plan. The benefits contemplated by the plan are funded through annual remittances based on actuarially determined funding requirements.

       The following is a reconciliation of the funded status of the plan and the amount of prepaid pension cost included in other assets at September 30:

                                                               1997       1996
                                                               ----       ----
                                                               (In Thousands)
Actuarial present value of benefit obligations:
 Accumulated benefit obligation, including vested benefits
    of $1,054,000 in 1997 and $1,009,000 in 1996 .........   $(1,063)   $(1,014)
                                                             =======    =======
 Projected benefit obligation ............................   $(1,224)   $(1,411)
Plan assets at fair value (primarily debt and
 equity securities) ......................................     1,963      1,882
                                                             -------    -------
Plan assets in excess of projected benefit obligation ....       739        471
Unrecognized net gain ....................................      (179)      (179)
Unrecognized prior service cost ..........................      (269)        (2)
                                                             -------    -------
          Prepaid pension cost ...........................   $   291    $   290
                                                             =======    =======

       Pension (credit) expense consisted of the following for the years ended September 30:

                                                  1997     1996     1995
                                                  ----     ----     ----
                                                       (In Thousands)
Service cost (benefits earned during the year)   $  72    $  96    $  86
Interest cost on projected benefit obligation       94      111      100
Actual return on plan assets .................    (155)    (136)    (114)
Net amortization and deferral ................     (13)      --        2
                                                 -----    -----    -----
        Net pension (credit) expense .........   $  (2)   $  71    $  74
                                                 =====    =====    =====

       The projected benefit obligations at September 30, 1997 and 1996 were computed using a discount rate of 8.0% and a rate of compensation increase of 5.0%. The expected long-term rate of return on plan assets was 8.5%.

       The Company entered into a non-qualified Supplemental Executive Retirement Agreement with an executive officer, effective January 1, 1997, to provide retirement benefits in addition to the benefits provided by the pension plan. The projected benefit obligation at September 30, 1997 was approximately
$200,000, computed using a discount rate of 8.0% and a rate of compensation increase of 5.0%. Pension expense of $27,000 was recognized for the period ended September 30, 1997.

                  YONKERS FINANCIAL CORPORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Savings Plan

       The Company also maintains an employee savings plan under Section 401(k) of the Internal Revenue Code. Eligible employees may make contributions to the plan of up to 15% of their compensation, subject to a dollar limitation. Effective January 1997, the Company no longer makes matching contributions;
prior thereto, matching contributions were made in amounts of up to 2% of a participant's compensation. Participants vest immediately in their own contributions and over a five-year period with respect to Company contributions. Savings plan expense was $10,000, $28,000 and $22,000 for the years ended September 30, 1997, 1996 and 1995, respectively.

Employee Stock Ownership Plan

       In connection with the Conversion, the Company established an ESOP for eligible employees. The ESOP borrowed approximately $2.9 million from the Holding Company and used the funds to purchase 285,660 shares of the Holding Company's common stock sold in the subscription and community offering described in note 11. The Association makes semi-annual contributions to the ESOP equal to the debt service requirements less all dividends received by the ESOP on unallocated shares. The ESOP uses these contributions and dividends to repay principal and interest over the ten-year term of the loan.

       Shares purchased by the ESOP are held in a suspense account by the plan trustee until allocated to participant accounts. Shares released from the suspense account are allocated to participants on the basis of their relative compensation. Participants become vested in the allocated shares over a period not to exceed five years. Any forfeited shares are allocated to other participants in the same proportion as contributions. Total shares released for allocation to participants were 28,566 in fiscal 1997 and 14,283 in fiscal 1996 (from the Conversion date). Compensation expense recognized with respect to these shares amounted to $424,000 and $147,000 in fiscal 1997 and 1996, respectively, based on the average fair value of the Holding Company's common stock for each period. The cost of the 242,811 shares which have not yet been committed to be released to participant accounts is reflected as a reduction to stockholders' equity ($2.4 million at September 30, 1997). The fair value of these shares was approximately $4.8 million at that date.

Stock Option and Incentive Plan

       On October 30, 1996, the stockholders approved the Yonkers Financial Corporation 1996 Stock Option and Incentive Plan. Under the plan, 357,075 shares of authorized but unissued Holding Company common stock are reserved for issuance to employees and non-employee directors upon option exercises. Options may be either non-qualified stock options or incentive stock options. Each option entitles the holder to purchase one share of common stock at an exercise price equal to the fair market value of the stock on the grant date. An initial grant of 264,951 options was made, effective October 30, 1996, at an exercise price of $12.875 per share. Options were granted later in fiscal 1997 for 3,000 shares at an exercise price of $16.625 per share. All options granted have a ten-year term and vest ratably over five years. All options granted in fiscal 1997 were outstanding at September 30, 1997 with a weighted average remaining term of approximately 9.1 years, although no options were exercisable at that date. At September 30, 1997, there were 89,124 reserved shares available for future option grants.

       Options were granted at exercise prices equal to the fair value of the common stock at the grant dates. Therefore, in accordance with the provisions of APB Opinion No. 25 related to fixed stock options, no compensation expense is recognized with respect to options granted or exercised. Under the alternative fair-value-based method defined in SFAS No. 123, the fair value of all fixed stock options on the grant date would be recognized as expense over the vesting period. The estimated per-share fair value of options granted in fiscal 1997 was $4.50, estimated using the Black-Scholes option-pricing model with assumptions approximately as follows: dividend yield of 1.7%; expected volatility rate of 25.3%; risk-free interest rate of 6.7%; and expected option life of 7.0 years. Had the Company applied the fair-value-based method to the options granted, net income and earnings per share for fiscal 1997 would have been $2.8 million and $0.95, respectively, compared to the reported amounts of $3.0 million and $1.02, respectively.

                  YONKERS FINANCIAL CORPORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Management Recognition Plan

       On October 30, 1996, the stockholders also approved the Yonkers Financial Corporation 1996 Management Recognition Plan ("MRP"). The purpose of this plan is to provide directors, officers and employees with a proprietary interest in the Company in a manner designed to encourage such individuals to remain with the Company. Awards granted under this plan vest ratably over five years from the date of grant. The Holding Company completed the funding of the plan in November 1996 by purchasing 142,830 shares of common stock in the open market at a total cost of approximately $1.8 million. MRP awards for 108,905 of these shares were made in fiscal 1997, with the remaining 33,925 purchased shares included in treasury stock at September 30, 1997 and available for future awards. Unearned compensation of $1.4 million was recorded with respect to the shares awarded and $271,000 of that amount was amortized to compensation expense in fiscal 1997.

(11) Stockholders' Equity

Conversion and Stock Offering

       Concurrent with the Conversion on April 18, 1996, the Holding Company sold 3,570,750 shares of its common stock in a subscription and community offering at a price of $10 per share, for net proceeds of $34.6 million after deducting conversion costs of $1.1 million. The Holding Company used $17.3 million of the net proceeds to acquire all of the common stock issued by the Association in the Conversion.

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

Earnings Per Share

       Earnings per share ("EPS") of $1.02 for fiscal 1997 and $0.22 for the six-month period ended September 30, 1996 were based on weighted average common shares of 2,907,304 and 3,291,698, respectively. Outstanding stock options did not have a significant dilutive effect. EPS data has not been presented for periods prior to the Conversion.

Capital Distributions

       The  Association  may not declare or pay cash  dividends on or repurchase any of its  shares  of  common  stock if the  effect  thereof  would  cause  its stockholder's equity to be reduced below applicable regulatory capital requirements or the amount required to be maintained for the liquidation account. The OTS capital distribution regulations applicable to savings institutions (such as the Association) that meet their regulatory capital requirements, generally limit dividend payments in any year to the greater of
(i) 100% of year-to-date net income plus an amount that would reduce surplus capital by one-half or (ii) 75% of net income for the most recent four quarters. Surplus capital is the excess of actual capital at the beginning of the year over the institution's minimum regulatory capital requirement. The Association did not pay any dividends to the Holding Company in fiscal 1997 and 1996.

       Unlike the Association, the Holding Company is not subject to OTS regulatory restrictions on the payment of dividends to its shareholders. The Holding Company is subject, however, to Delaware law, which generally limits dividends to an amount equal to the excess of the net assets of the Holding Company (the amount by which total assets exceed total liabilities) over its statutory capital, or if there is no such excess, to its net profits for the current and/or immediately preceding fiscal year.

                  YONKERS FINANCIAL CORPORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


       During fiscal 1997, pursuant to approvals received from the OTS, the Holding Company repurchased a total of 516,062 common shares for its treasury at a total cost of $7.1 million. These repurchases were made under a 10% repurchase program completed in November 1996 and a 5% repurchase program completed in August 1997, and were in addition to shares purchased to fund the MRP described in note 10.

Regulatory Capital Requirements

       OTS regulations require savings institutions to maintain a minimum ratio of tangible capital to total adjusted assets of 1.5%; a minimum ratio of Tier I
(core) capital to total adjusted assets of 3.0%; and a minimum ratio of total (core and supplementary) capital to risk-weighted assets of 8.0%.

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

       Management believes that, as of September 30, 1997 and 1996, the Association met all capital adequacy requirements to which it is subject. Further, the most recent OTS notification categorized the Association as a well-capitalized institution under the prompt corrective action regulations. There have been no conditions or events since that notification that management believes have changed the Association's capital classification.

       The following is a summary of the Association's actual capital amounts and ratios as of September 30, 1997 and 1996, compared to the OTS requirements for minimum capital adequacy and for classification as a well-capitalized institution:

                                                                                   Minimum Capital               For Classification
                                                 Association Actual                    Adequacy                 as Well Capitalized
                                                ----------------------        -------------------------        ---------------------
                                                 Amount          Ratio         Amount             Ratio         Amount        Ratio
                                                 ------          -----         ------             -----         ------        -----
                                                                          (Dollars In Thousands)
September 30, 1997
Tangible capital ......................         $37,108           12.1%       $ 4,608               1.5%
Tier I (core) capital .................          37,108           12.1          9,217               3.0        $15,361          5.0%
Risk-based capital:
    Tier I ............................          37,108           31.2                                           7,145          6.0
    Total .............................          38,201           32.1          9,527               8.0         11,909         10.0

September 30, 1996
Tangible capital ......................         $34,409           14.0%       $ 3,673               1.5%
Tier I (core) capital .................          34,409           14.0          7,346               3.0        $12,244          5.0%
Risk-based capital:
    Tier I ............................          34,409           36.3                                           5,693          6.0
    Total .............................          35,346           37.2          7,591               8.0          9,488         10.0

                  YONKERS FINANCIAL CORPORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(12) Commitments and Contingencies

Off-Balance Sheet Financial Instruments

       The Companyis off-balance sheet financial instruments were limited to outstanding commitments to originate loans of $16.4 million, unadvanced lines of credit extended to customers of $4.4 million and undisbursed construction loans in process of $1.1 million at September 30, 1997 ($1.5 million, $5.0 million and $0.2 million, respectively, at September 30, 1996). Although these contractual amounts represent the Companyis maximum potential exposure to credit loss, they do not necessarily represent future cash requirements since certain commitments and lines of credit may expire without being funded and others may not be fully drawn upon. Substantially all of these commitments and lines of credit have been provided to customers within the Companyis primary lending area described in note 3. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee by the customer. Commitments and lines of credit are subject to the Company's credit approval process, including a case-by-case evaluation of the customer's creditworthiness and related collateral requirements.

Lease Commitments

       The Company is obligated under non-cancellable leases for certain of its banking premises. Rental expense under these leases was $203,000, $172,000 and $120,000 for the years ended September 30, 1997, 1996 and 1995, respectively. At September 30, 1997, the future minimum rental payments under the lease agreements for the fiscal years ending September 30 are $222,000 in 1998; $233,000 in 1999; $195,000 in 2000; $140,000 in 2001; $91,000 in 2002; and
$12,000 thereafter.

Legal Proceedings

       In the normal course of business, the Company is involved in various outstanding legal proceedings. In the opinion of management, after consultation with legal counsel, the outcome of such legal proceedings should not have a material effect on the Company's financial condition, results of operations or liquidity.

(13) Fair Values of Financial Instruments

       SFAS No. 107 requires disclosures about the fair values of financial instruments for which it is practicable to estimate fair value. The definition of a financial instrument includes many of the assets and liabilities recognized in the Companyis balance sheet, as well as certain off-balance sheet items. Fair value is defined in SFAS No. 107 as the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

       Quoted market prices are used to estimate fair values when those prices are available. However, active markets do not exist for many types of financial instruments. Consequently, fair values for these instruments must be estimated by management using techniques such as discounted cash flow analysis and comparison to similar instruments. Estimates developed using these methods are highly subjective and require judgments regarding significant matters, such as the amount and timing of future cash flows and the selection of discount rates that appropriately reflect market and credit risks. Changes in these judgments often have a material effect on the fair value estimates. Since these estimates are made as of a specific point in time, they are susceptible to material near-term changes. Fair values disclosed in accordance with SFAS No. 107 do not reflect any premium or discount that could result from the sale of a large volume of a particular financial instrument, nor do they reflect possible tax ramifications or estimated transaction costs.

                  YONKERS FINANCIAL CORPORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


       The following is a summary of the carrying amounts and fair values of the Companyis financial assets and liabilities (none of which were held for trading purposes) at September 30:

                                                                    1997                           1996
                                                         -------------------------       -------------------------
                                                           Carrying        Fair           Carrying        Fair
                                                            Amount         Value           Amount         Value
                                                            ------         -----           ------         -----
                                                                               (In Millions)
Financial assets:
   Cash and due from banks........................      $     2.0        $   2.0       $     2.2       $   2.2
   Short-term investments.........................            1.5            1.5            10.3          10.3
   Securities.....................................          162.6          163.2           153.6         152.7
   Real estate mortgage loans held for sale.......           20.4           20.4             -             -
   Loans receivable...............................          118.7          119.5            86.7          85.4
   Accrued interest receivable....................            2.8            2.8             2.4           2.4
   FHLB stock.....................................            3.0            3.0             1.1           1.1
Financial liabilities:
   Savings certificate accounts...................          116.9          116.9           105.0         104.9
   Other deposit accounts.........................           91.0           91.0            85.7          85.7
   Securities repurchase agreements...............           54.1           53.8            10.3          10.3
   FHLB advances..................................            6.0            6.0             8.0           8.0

       The following is a description of the principal valuation methods used by the Company to estimate the fair values of its financial instruments:

Securities

       The fair values of securities were based on market prices or dealer quotes.

Loans

       For valuation purposes, the loan portfolio was segregated into its significant categories, such as residential mortgage loans and consumer loans. These categories were further analyzed, where appropriate, into components based on significant financial characteristics such as type of interest rate (fixed or adjustable). Generally, management estimated fair values by discounting the anticipated cash flows at current market rates for loans with similar terms to borrowers of similar credit quality.

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

       In accordance with SFAS No. 107, these fair values do not include the value of core deposit relationships which comprise a significant portion of the Companyis deposit base. Management believes that the Companyis core deposit relationships provide a relatively stable, low-cost funding source which has a substantial unrecognized value separate from the deposit balances.

                  YONKERS FINANCIAL CORPORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Borrowings

       The fair values of securities repurchase agreements and FHLB advances represent contractual repayments discounted using interest rates currently available on borrowings with similar characteristics and remaining maturities.

Other Financial Instruments

       The other financial assets and liabilities set forth in the preceding table have fair values that approximate the respective carrying amounts because the instruments are payable on demand or have short-term maturities and present relatively low credit risk and interest rate risk.

       The fair values of the loan origination commitments and unadvanced lines of credit described in note 12 were estimated based on an analysis of the interest rates and fees currently charged to enter into similar transactions, considering the remaining terms of the instruments and the creditworthiness of the potential borrowers. At September 30, 1997 and 1996, the fair values of these financial instruments approximated the related carrying amounts which were not significant.

(14) Recent Accounting Pronouncements

       In February 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 128, "Earnings per Share," which requires presentation of both basic earnings per share ("EPS") and diluted EPS by all entities with complex capital structures. Basic EPS, which replaces primary EPS, excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock (such as the Company's stock options) were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. As required, the Company will adopt SFAS No. 128 in its fiscal quarter ending December 31, 1997 and will restate all prior-period EPS data at that time.

       In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income," which establishes standards for the reporting and display of comprehensive income (and its components) in financial statements. Comprehensive income represents net income and certain amounts reported directly in equity, such as the net unrealized gain or loss on available-for-sale securities. While SFAS No. 130 does not require a specific reporting format, it does require that an enterprise display an amount representing total comprehensive income for the period. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997 and, accordingly, will be adopted by the Company in its fiscal year ending September 30, 1999.

       In June 1997, the FASB also issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." Among other things, SFAS No. 131 requires public companies to report (i) certain financial and descriptive information about its reportable operating segments (as defined), and (ii) certain enterprise-wide financial information about products and services, geographic areas and major customers. The required segment financial disclosures include a measure of profit or loss, certain specific revenue and expense items, and total assets. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997 and, accordingly, will be adopted by the Company in its fiscal year ending September 30, 1999.

       Management does not anticipate that the adoption of these standards will have a material impact on the Company's consolidated financial statements.

                  YONKERS FINANCIAL CORPORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(15) Parent Company Condensed Financial Information

       Set forth below are the condensed balance sheets of Yonkers Financial Corporation as of September 30, 1997 and 1996, and its condensed statements of income and cash flows for the periods then ended:

                                                                          September 30,
                                                                     ----------------------
                                                                        1997           1996
                                                                        ----           ----
Condensed Balance Sheets                                                  (In Thousands)
Assets:
   Cash.........................................................  $     259     $      384
   Short-term investments.......................................      1,546         10,248
   Securities...................................................      4,024          4,016
   Investment in subsidiary.....................................     37,749         34,351
   Other assets.................................................        318             64
                                                                    -------       --------
         Total assets...........................................  $  43,896     $   49,063
                                                                    =======       ========
Liabilities and Stockholders' Equity:
   Liabilities..................................................  $      18     $       64
   Stockholders' equity.........................................     43,878         48,999
                                                                   --------      ---------
         Total liabilities and stockholders' equity.............  $  43,896     $   49,063
                                                                    =======       ========

                                                                   Year Ended September 30,
                                                                   ------------------------
                                                                       1997           1996*
                                                                       ----           -----
Condensed Statements of Income                                          (In Thousands)
Interest income.................................................  $     682     $      388
Non-interest expense............................................       (150)           (43)
                                                                    -------       --------
   Income before income tax expense and equity in
      undistributed earnings of subsidiary......................        532            345
Income tax expense .............................................        232            146
                                                                    -------       --------
   Income before equity in undistributed earnings of subsidiary.        300            199
Equity in undistributed earnings of subsidiary..................      2,652            530
                                                                    -------      ---------
         Net income.............................................  $   2,952     $      729
                                                                    =======       ========
Condensed Statements of Cash Flows
Cash flows from operating activities:
   Net income  .................................................  $   2,952     $      729
   Adjustments to reconcile net income to net cash provided by operating activities:
         Equity in undistributed earnings of subsidiary.........     (2,652)          (530)
         Other adjustments, net.................................        106             (3)
                                                                    -------       --------
         Net cash provided by operating activities..............        406            196
                                                                    -------       --------
Cash flows from investing activities:
   Purchases of securities......................................     (4,000)        (4,000)
   Proceeds from calls of securities............................      4,000             --
   Purchase of subsidiary's common stock........................         --        (17,314)
   Other........................................................        286            143
                                                                    -------       --------
         Net cash provided by (used in) investing activities....        286        (21,171)
                                                                    -------       ---------
Cash flows from financing activities:
   Common stock repurchased.....................................     (8,909)            --
   Net proceeds from issuance of common stock, exclusive
      of ESOP shares............................................         --         31,771
   Dividends paid...............................................       (610)          (164)
                                                                    -------       --------
         Net cash (used in) provided by financing activities....     (9,519)        31,607
                                                                    -------       --------
Net (decrease) increase in cash and cash equivalents............     (8,827)        10,632
Cash and cash equivalents at beginning of period................     10,632             --
                                                                   --------        -------
Cash and cash equivalents at end of period......................  $   1,805     $   10,632
                                                                   ========      =========

*    From the date of conversion, April 18, 1996.

                  YONKERS FINANCIAL CORPORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(16) Selected Quarterly Financial Data (Unaudited)

       The following is a summary of unaudited quarterly financial data for the fiscal years ended September 30, 1997 and 1996:

                                                                 Three Months Ended
                                        ------------------------------------------------------------------
                                          December 31         March 31          June 30       September 30
                                          -----------         --------          -------       ------------
                                                       (In Thousands, Except Per Share Data)
Fiscal 1997
Interest and dividend income..........  $     4,740       $     5,107      $     5,339       $     5,545
Interest expense......................        2,229             2,392            2,588             2,748
                                           --------          --------         --------          --------
    Net interest income...............        2,511             2,715            2,751             2,797
Provision for loan losses.............           75                75               75                75
Non-interest income...................          202               165              199               221
Non-interest expense..................        1,583             1,549            1,569             1,618
                                           --------          --------         --------          --------
    Income before income taxes........        1,055             1,256            1,306             1,325
Income tax expense....................          388               508              513               581
                                           --------          --------         --------          --------
    Net income........................  $       667       $       748      $       793       $       744
                                           ========          ========         ========          ========
    Earnings per share................  $      0.22       $      0.26      $      0.27       $      0.27
                                            =======            ======          =======            ======

Fiscal 1996

Interest and dividend income..........  $     3,821       $     3,813      $     4,267       $     4,475
Interest expense......................        2,024             2,001            1,954             1,996
                                           --------          --------         --------          --------
    Net interest income...............        1,797             1,812            2,313             2,479
Provision for loan losses.............          100                50              237                75
Non-interest income...................          166               165              173               198
SAIF special assessment...............           --                --               --             1,166
Other non-interest expense............        1,200             1,249            1,148             1,441
                                           --------          --------         --------          --------
    Income (loss) before income
       taxes..........................          663               678            1,101                (5)
Income tax expense (benefit)..........          272               278              469              (102)
                                           --------          --------         --------          --------
    Net income........................  $       391       $       400      $       632       $        97
                                           ========          ========         ========          ========
    Earnings per share................                                     $      0.19       $      0.03
                                                                               =======            ======

                          YONKERS FINANCIAL CORPORATION
                             STOCKHOLDER INFORMATION

ANNUAL MEETING

The annual meeting of stockholders will be held at 4:30 p.m., January 28, 1998, at The Yonkers Savings and Loan Association, FA, located at One Manor House Square, Yonkers, New York.

STOCK LISTING

The Company's stock is traded over the counter, on the NASDAQ National Market under the symbol "YFCB".

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

The table below shows the range of high and low bid prices and dividends paid for the quarters indicated. The prices do not represent actual transactions and do not include retail markups, markdowns or commissions.


      QUARTER ENDED                   HIGH         LOW          DIVIDENDS
      -------------                   ----         ---          ---------
June 30, 1996..................     $10 1/4      $ 9 1/4         $ ---
September 30, 1996.............      12 5/8        9 1/2          0.05
December 31, 1996..............      13 3/8       12 1/8          0.05
March 31, 1997.................      16 1/4       12 3/4          0.05
June 30, 1997..................      15 3/4       14 1/4          0.05
September 30, 1997.............      20 3/8       15 3/8          0.06


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

As of September 30, 1997, the Company had approximately 533 stockholders of record and 3,020,763 outstanding shares of common stock.

SHAREHOLDER AND GENERAL INQUIRIES                   TRANSFER AGENT

Joseph L. Macchia, Vice President                   Registrar & Transfer Co.
Yonkers Financial Corporation                       10 Commerce Drive
6 Executive Plaza                                   Cranford, New Jersey 07016
Yonkers, New York 10701                             (800) 456-0596
(914) 965-2500

ANNUAL AND OTHER REPORTS

The Company is required to file an annual report on Form 10-K for its fiscal year ended September 30, 1997, with the Securities and Exchange Commission. Copies of the Form 10-K annual report and the Company's quarterly reports may be obtained without charge by contacting:

INVESTOR RELATIONS

Yonkers Financial Corporation
6 Executive Plaza
Yonkers, New York 10701
(914) 965-2500

                          YONKERS FINANCIAL CORPORATION
                              CORPORATE INFORMATION

COMPANY AND BANK ADDRESS

6 Executive Plaza
Yonkers, New York 10701
Telephone         (914) 965-2500
Fax               (914) 965-2599

BOARD OF DIRECTORS

William G. Bachop, Chairman
Retired professional engineer and President of Herbert G. Martin, Inc.

P. Anthony  Sarubbi,  Vice  Chairman
A consulting  engineer and  President of P. Anthony Sarubbi, Inc.

Donald R. Angelilli
A real estate broker employed by Prudential Ragette

Richard F. Komosinski
President and Chief Executive Officer
The Yonkers Savings and Loan Association, FA

Michael J. Martin
Vice President of Herbert G. Martin, Inc.

Eben T. Walker
President of Graphite Metallizing Corporation

Charles D. Lohrfink
Retired Public Affairs Director for Consolidated
Edison

YONKERS FINANCIAL CORPORATION
  OFFICERS

Richard F. Komosinski
President and Chief Executive Officer

Joseph L. Macchia
Vice President, Secretary and
Chief Operations Officer

Joseph D. Roberto
Vice President, Treasurer and
Chief Financial Officer

Philip Guaranieri
Vice President and
Chief Lending Officer

INDEPENDENT AUDITORS

KPMG Peat Marwick LLP
3001 Summer Street
Stamford, Connecticut  06905

SPECIAL COUNSEL

Silver, Freedman & Taff, L.L.P.
1100 New York Avenue, N.W.
Seventh Floor -- East Tower
Washington, D.C.  20005