Form 10-K, Exhibit 13
period 1998-09-30
YONKERS FINANCIAL CORP
filed 1998-12-28
CIK 1005508

EXHIBIT 13 ANNUAL REPORT

                              FINANCIAL HIGHLIGHTS

At or for the Fiscal Year Ended September 30,    1998        1997        1996
--------------------------------------------------------------------------------
(Dollars in Thousands, Except Per Share Data)

Selected Financial Condition Data

Total assets                                   $383,204    $312,956    $259,534
Loans receivable, net                           184,025     118,683      86,666
Mortgage-backed securities                      113,485      93,384      80,850
Other securities                                 55,043      69,231      72,709
Deposits                                        231,181     207,933     190,675
Borrowings                                      107,790      60,096      18,264
Stockholders' equity                             41,802      43,878      48,999
Book value per share(1)                           15.33       14.53       13.72

Selected Operating Data

Net interest income                            $ 11,453    $ 10,774    $  8,401
Net income(2)                                     2,901       2,952       1,520
Basic earnings per common share(3)                 1.12        1.05        0.22
Diluted earnings per common share(3)               1.08        1.04        0.22

Asset Quality Data

Non-performing loans                           $    753    $  1,138    $  2,775
Non-performing loans to total loans
    receivable                                     0.41%       0.94%       3.14%

----------
(1) Represents stockholders' equity divided by total common shares outstanding at the end of the period.
(2) Fiscal 1996 net income was reduced by approximately $700,000 for the after-tax impact of a Federal deposit insurance special assessment imposed to recapitalize the Savings Association Insurance Fund.
(3) Earnings per share data for all periods has been computed in accordance with Statement of Financial Accounting Standards No. 128. Earnings per share for fiscal 1996 is for the period following the Association's conversion to stock form in April 1996.

                             LETTER TO STOCKHOLDERS

To Our Stockholders:

It is with a great deal of pride that I report to you on our progress and results for the fiscal year ended September 30, 1998, our second full year operating as a public company. Although fiscal 1998 was a challenging year caused by turbulence in the financial markets, we remained committed to increasing our core business and enhancing shareholder value. This is reflected in our subsidiary, The Yonkers Savings and Loan Association, FA, which continues to operate as a community-oriented financial institution with a focus on providing quality banking services to our local customer base.

Our financial results for fiscal 1998 reflect our progress as a public company. Net income for the fiscal year ended September 30, 1998 was $2.9 million or basic earnings per common share of $1.12, compared to net income of $3.0 million or basic earnings per common share of $1.05 for the fiscal year ended September 30, 1997.

Total assets increased $70.0 million, or 22.4%, to $383.0 million at September 30, 1998 from $313.0 million a year earlier, primarily through growth of $58.3 million in the loan portfolio and $5.9 million in the securities portfolio. The asset growth was primarily funded by proceeds from borrowings which increased $47.7 million and deposits which increased $23.3 million.

From a performance perspective, although our efficiency ratio was higher at 59.3% in fiscal 1998 compared to 54.4% in fiscal 1997, the ratio of non-interest expense to average assets decreased to 2.16% in fiscal 1998 from 2.26% in the prior year. Our percentage of non-performing loans to total loans receivable at year end decreased to 0.41% this year from 0.94% in fiscal 1997, while our allowance for loan losses as a percentage of non-performing loans at year end increased to 172.9% in fiscal 1998 from 96.0% in fiscal 1997.

Fiscal 1998 saw a dramatic increase in our core business, mortgage lending. Loan growth of 41.9% was accomplished through record levels of one- to four-family residential mortgage originations which continue to be the backbone of our lending operations. Loans receivable and loans held for sale increased $58.3 million to $197.4 million at September 30, 1998 from $139.1 million at September 30, 1997. In total, we originated $152.6 million in loans and have become a leading lender in our market area. As we move ahead, we will continue to provide home financing to our community, focusing on prudent underwriting standards in an effort to maintain a high-quality mortgage loan portfolio.

Our core business expansion in fiscal 1998 also included significant growth in deposits attributable to aggressive cross-selling, quality customer service and the successful opening in December 1997 of our first in-store branch in BJ's Wholesale Club located in Wappingers Falls, Dutchess County, New York. Deposit liabilities increased $23.3 million to $231.2 million at September 30, 1998 from $207.9 million at September 30, 1997. Our aggressive sales and services practices, along with product enhancement and service-oriented employees, will be key to strengthening our community banking franchise. We will continue to take advantage of cross-selling opportunities for expanded relationships within our market area.

Fiscal 1999 began with the Company taking further action to enhance its retail banking franchise. In October 1998, we opened our second in-store branch in BJ's Yorktown Heights, Westchester County, New York location. This branch will enable us to bring our personalized service and convenient products to other market areas.

The Company continues to focus on enhancing shareholder value. In addition to growth in our core business, the Company completed two stock repurchase programs in fiscal 1998. A total of 294,524 shares, or approximately 10% of the Company's outstanding common shares, was repurchased in the open market. The Board of Directors believes that treasury repurchases have enhanced shareholder value by increasing earnings per share. The positive effect of treasury share repurchases and earnings retained is reflected in the increase in our book value per share to $15.33 at September 30, 1998 from $14.53 at September 30, 1997.

Since converting to stock form, the Company has declared nine consecutive quarterly cash dividends. The dividend paid in the quarter ended September 30, 1998 was increased to $0.08 per share from $0.07 per share, reflecting the continued strength of the Company's operating results.

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

Sincerely,


Richard F. Komosinski,
President and Chief Executive Officer

                      SELECTED CONSOLIDATED FINANCIAL DATA

                                                                At or for the Fiscal Year Ended September 30,
                                                            ----------------------------------------------------
                                                              1998       1997       1996       1995       1994
                                                            --------   --------   --------   --------   --------
                                                                (Dollars in thousands, except per share data)
Selected Financial Condition Data:
Total assets                                                $383,204   $312,956   $259,534   $208,283   $194,862
Loans receivable, net                                        184,025    118,683     86,666     83,679     77,824
Real estate mortgage loans held for sale                      13,334     20,437         --         --         --
Securities:
  Available-for-sale                                         125,225     86,286     58,552     20,877     19,216
  Held-to-maturity                                            43,303     76,329     95,007     95,464     87,720
Cash and cash equivalents                                      4,195      3,593     12,500      3,261      5,818
Deposits                                                     231,181    207,933    190,675    188,009    179,816
Borrowings                                                   107,790     60,096     18,264      4,295        295
Stockholders' equity (1)                                      41,802     43,878     48,999     15,765     14,156

Selected Operating Data:
Interest and dividend income                                $ 25,475   $ 20,731   $ 16,376   $ 14,063   $ 12,460
Interest expense                                              14,022      9,957      7,975      7,004      5,422
                                                            --------   --------   --------   --------   --------
  Net interest income                                         11,453     10,774      8,401      7,059      7,038
Provision for loan losses                                        375        300        462        493         64
                                                            --------   --------   --------   --------   --------
  Net interest income after provision for loan losses         11,078     10,474      7,939      6,566      6,974
Non-interest income                                            1,471        787        702        686        625
Non-interest expense (excluding special assessment)            7,644      6,319      5,038      4,779      4,272
SAIF special assessment (2)                                       --         --      1,166         --         --
                                                            --------   --------   --------   --------   --------
  Income before income tax expense and cumulative
    effect of change in accounting principle                   4,905      4,942      2,437      2,473      3,327
Income tax expense                                             2,004      1,990        917      1,033      1,356
                                                            --------   --------   --------   --------   --------
  Income before cumulative effect of change in
   accounting principle                                        2,901      2,952      1,520      1,440      1,971
Cumulative effect of change in accounting for income taxes        --         --         --         --        326
                                                            --------   --------   --------   --------   --------
  Net income (3)                                            $  2,901   $  2,952   $  1,520   $  1,440   $  2,297
                                                            ========   ========   ========   ========   ========
Basic earnings per common share (4)                         $   1.12   $   1.05   $   0.22
Diluted earnings per common share (4)                           1.08       1.04       0.22

Selected Statistical Data: (5)
Return on average assets (3)                                    0.82%      1.05%      0.66%      0.72%      1.22%
Return on average equity (3)                                    6.72       6.72       4.60       9.61      17.31
Net interest margin (6)                                         3.28       3.93       3.73       3.61       3.80
Average interest rate spread (7)                                2.67       3.26       3.13       3.34       3.58
Efficiency ratio (8)                                           59.33      54.43      57.12      58.18      55.31
Non-interest expense to average assets (3)                      2.16       2.26       2.70       2.39       2.27
Non-performing loans to total loans receivable                  0.41       0.94       3.14       4.15       3.35
Allowance for loan losses to non-performing loans             172.91      96.05      33.77      20.37      11.68
Allowance for loan losses to total loans receivable             0.70       0.90       1.06       0.84       0.39
Non-performing assets to total assets                           0.28       0.48       1.30       1.80       1.40
Equity to total assets at end of period                        10.91      14.02      18.88       7.57       7.26
Average equity to average assets                               12.18      15.69      14.41       7.50       7.04
Book value per share (9)                                    $  15.33   $  14.53   $  13.72
Cash dividends per share                                        0.28       0.21       0.05
Dividend payout ratio (10)                                     25.92%     20.66%     22.50%

----------
(1) Includes additional capital in 1998, 1997 and 1996 subsequent to the sale of the Holding Company's common stock in connection with the Association's conversion to stock form on April 18, 1996.
(2) Represents the Association's share of a special assessment imposed on all financial institutions with deposits insured by the Savings Association Insurance Fund (the "SAIF").
(3) Excluding the after-tax SAIF charge described in note (2), net income for fiscal 1996 would have been approximately $700,000 higher, resulting in a return on average assets of 0.97% and a return on average equity of 6.71%. The ratio of non-interest expense to average assets would have been 2.20%.
(4) Earnings per share data for all periods has been computed in accordance with Statement of Financial Accounting Standards No.128. Earnings per share for fiscal 1996 is for the six-month period following the Association's conversion.
(5) With the exception of end-of-period ratios, all ratios are based on average daily balances in 1998 and 1997, and average monthly balances in earlier years.
(6)   Net interest income divided by average interest-earning assets.
(7) The difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities.
(8) Non-interest expense (other than certain loss provisions and the SAIF special assessment) divided by the sum of net interest income and non-interest income (other than net security gains and losses).
(9) Represents stockholders' equity divided by total common shares outstanding at the end of the period.
(10) Dividends paid as a percentage of net income. Ratio for fiscal 1996 is based on net income for the six-month period following the Association's conversion to stock form.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

      The Company's Management's Discussion and Analysis of Financial Condition and Results of Operations contains certain forward-looking statements consisting of estimates with respect to the financial condition, results of operations and business of the Company that are subject to various factors that could cause actual results to differ materially from these estimates. These factors include changes in general, economic and market, and legislative and regulatory conditions; the impact of competition and pricing pressures on loan and deposit products; Year 2000 costs and issues substantially different from those now anticipated; and the development of an interest rate environment that adversely affects the interest rate spread or other income anticipated from the Company's operations.

      The Company cautions that its forward-looking statements are subject to numerous assumptions, risks and uncertainties, and that statements concerning subsequent periods are subject to greater uncertainty because of the increased likelihood of changes in underlying factors and assumptions. The Company's forward-looking statements speak only as of the date on which such statements are made. By making any forward-looking statements, the Company assumes no duty to update them to reflect new, changed or unanticipated events or circumstances.

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

      The Company's primary market area consists of Westchester County, New York, and portions of Putnam, Rockland and Dutchess Counties, New York. Business is conducted from its executive offices as well as four full-service banking offices located in Yonkers, New York. A branch located in a discount store in Wappingers Falls, Dutchess County, was opened in December 1997 and a second in-store branch was opened in Yorktown Heights, Westchester County in October 1998. The Association is a community-oriented savings institution whose business primarily consists of accepting deposits from customers within its market area and investing those funds in mortgage loans secured by one- to four-family residences. To a lesser extent, funds are invested in multi-family and commercial real estate, construction, land, consumer and commercial business loans. The Company also invests in mortgage-backed and other securities. The Holding Company's business activities have been limited to its ownership of the Association and certain short-term and other investments.

      The Company's results of operations are primarily dependent on net interest income, which is the difference between the interest income on its interest-earning assets (such as loans and securities) and the interest expense on its interest-bearing liabilities (such as deposits and borrowings). The Company's results of operations are also affected by the provision for loan losses, non-interest income and non-interest expense. Non-interest income primarily consists of service charges and fees on deposit and loan products, and gains (losses) on sales of loans and securities. The Company's non-interest expenses primarily consist of employee compensation and benefits, occupancy and equipment expenses, data processing service fees, federal deposit insurance costs and other operating expenses.

      The Company's results of operations are significantly affected by general economic and competitive conditions (particularly changes in market interest rates), government policies, changes in accounting standards and actions of regulatory agencies. Future changes in applicable laws, regulations or government policies may have a material impact on the Company. Lending activities are influenced by the demand for and supply of housing, competition among lenders, the level of interest rates, national and local economic conditions, and the availability of funds. Deposit flows and costs of funds are influenced by prevailing market interest rates (including rates on non-deposit investment alternatives), account maturities, and the levels of personal income and savings in the Company's market area.

Operating Strategy

      The Company's basic mission is to maintain its focus as an independent, community-oriented financial institution servicing customers in its primary market area. The Board of Directors has sought to accomplish this mission through an operating strategy designed to maintain capital in excess of regulatory requirements and manage, to the extent practical, the Company's loan delinquencies and vulnerability to changes in interest rates. The key components of the Company's operating strategy are to: (i) focus its lending operations on the origination of loans secured by one- to four-family residential real estate, with a portion of such originations being sold in the secondary market; (ii) maintain a significant portfolio of adjustable-rate loans, including loans with rates that adjust periodically after an initial fixed-rate period; (iii) supplement its one- to four-family residential lending activities with multi-family, commercial real estate, consumer, construction and land loans;
(iv) augment its lending activities with investments in mortgage-backed and other securities; (v) build and maintain its regular savings, transaction, money market and club accounts; (vi) increase, at a managed pace, the volume of the Company's assets and liabilities; and (vii) utilize borrowings to fund increases in asset volume at a positive interest-rate spread.

Comparison of Financial Condition at September 30, 1998 and 1997

      Total assets increased $70.0 million, or 22.4%, in fiscal 1998 to $383.0 million at September 30, 1998 from $313.0 million at September 30, 1997. Asset growth was funded primarily through proceeds from borrowings under securities repurchase agreements and from deposit inflows. In addition, a portion of the available funding was used to repurchase shares of the Holding Company's common stock.

      Funds provided by borrowings and deposit growth, as well as proceeds from sales of mortgage loans held for sale, were primarily invested in new loans. Overall, total loans (loans receivable and mortgage loans held for sale) increased $58.3 million to $197.4 million at September 30, 1998 from $139.1 million at September 30, 1997. One- to four-family mortgage loans accounted for $55.4 million of the overall increase (net of a decrease of $7.1 million in loans held for sale). Multi-family real estate loans increased $2.2 million, while changes in other portfolio categories were less significant. The loan growth during fiscal 1998 primarily reflects originations (net of repayments) of $127.4 million less $69.8 million in loans sold. The significant increase in loan production was the result of loan program changes implemented during fiscal 1997 (such as the use of mortgage brokers, additional mortgage sales representatives and the offering of new residential mortgage loan products), as well as favorable market conditions.

      Total securities increased $5.9 million to $168.5 million at September 30, 1998 from $162.6 million at September 30, 1997, reflecting a $38.9 million increase in available-for-sale securities and a $33.0 million decrease in held-to-maturity securities. The increase in available-for-sale securities primarily reflected purchases of $90.6 million (including purchases of longer-term, fixed-rate securities funded with borrowings under repurchase agreements), partially offset by $24.1 million in principal payments, maturities and calls, and $28.3 million in proceeds from sales. The decrease in held-to-maturity securities primarily reflects principal payments, maturities and calls of $32.5 million. Available-for-sale securities represented 74.3% of the total securities portfolio at September 30, 1998, compared to 53.1% at September 30, 1997. Management has increased the level of available-for-sale securities to enhance the Company's overall financial flexibility, including the ability to reposition the portfolio or reduce borrowings in response to changes in interest rates and other market conditions.

      Deposit liabilities increased $23.3 million to $231.2 million at September 30, 1998 from $207.9 million at September 30, 1997. The increase is attributable to aggressive cross-selling, quality customer service and new deposit products, as well as the opening of an in-store branch in December 1997. During fiscal 1997, the Company introduced a VIP program which offers certain high-balance customers higher savings and certificate of deposit rates, lower loan costs and other benefits, all tied into an attractive checking account.

      Borrowings under securities repurchase agreements increased $53.7 million to $107.8 million at September 30, 1998 from $54.1 million at September 30, 1997. For information regarding the terms of the repurchase agreements, see "Liquidity and Capital Resources".

      Stockholders' equity decreased $2.1 million, from $43.9 million at September 30, 1997 to $41.8 million at September 30, 1998. The decrease is primarily attributable to common share repurchases of $5.7 million for the treasury, partially offset by net income of $2.1 million retained after dividends, a combined increase of $875,000 relating to the employee stock ownership plan ("ESOP") and the Management Recognition Plan ("MRP"), and an increase of $576,000 in the after-tax net unrealized gain on available-for-sale securities. A total of 294,524 common shares were repurchased in open market transactions during fiscal 1998 at an average cost of $19.27 per share. The ratio of stockholders' equity to total assets decreased to 10.91% at September 30, 1998 from 14.02% at September 30, 1997, reflecting the substantial asset growth coupled with the net decrease in stockholders' equity. Book value per share (computed based on total shares issued less treasury shares) was $15.33 at September 30, 1998, an increase from $14.53 at September 30, 1997. For information regarding the Association's regulatory capital, see "Liquidity and Capital Resources".

Analysis of Net Interest Income

      Net interest income represents the difference between income on interest-earning assets and expense on interest-bearing liabilities. Net interest income is affected by the relative amounts of interest-earning assets and interest-bearing liabilities, and the interest rates earned or paid on them.

      The following table sets forth average balance sheets, average yields and costs, and certain other information for the years ended September 30, 1998, 1997 and 1996. The average yields and costs were computed by dividing interest income or expense by the average balance of the related assets or liabilities. Average balances were computed based on daily balances in fiscal 1998 and 1997, and month-end balances in fiscal 1996. Management believes that the use of average monthly balances rather than average daily balances in fiscal 1996 did not have a material effect on the information presented. The yields include the effect of deferred fees, discounts and premiums included in interest income. No tax-equivalent yield adjustments were made for tax-exempt securities, as the effect thereof was not material.

                                                                                For the Year Ended September 30,
                                                    --------------------------------------------------------------------------------
                                                                     1998                                        1997
                                                    ----------------------------------------   -------------------------------------
                                                     Average                       Average     Average                     Average
                                                     Balance      Interest        Yield/Cost   Balance      Interest      Yield/Cost
                                                     -------      --------        ----------   -------      --------      ----------
                                                                                   (Dollars in thousands)
Assets
Interest-earning assets:
    Loans (1)                                       $ 169,011     $  13,243          7.84%    $  98,721     $   8,603        8.71%
    Mortgage-backed securities (2)                    108,674         7,394          6.80        88,030         6,078        6.90
    Other securities (2)                               62,654         4,356          6.95        79,584         5,655        7.11
    Other earning assets                                8,646           482          5.57         7,760           395        5.09
                                                    ---------     ---------                   ---------     ---------
       Total interest-earning assets                  348,985     $  25,475          7.30       274,095     $  20,731        7.56
                                                                  =========                                 =========

Allowance for loan losses                              (1,195)                                   (1,048)
Non-interest earning assets                             6,738                                     6,850
                                                    ---------                                 ---------
       Total assets                                 $ 354,528                                 $ 279,897
                                                    =========                                 =========

Liabilities and  Stockholders' Equity
Interest-bearing liabilities:
    NOW, club and money market accounts             $  47,078     $     841          1.79%    $  38,284     $     862        2.25%
    Regular savings accounts (3)                       45,124         1,092          2.42        46,636         1,166        2.50
    Savings certificate accounts                      124,647         7,123          5.71       110,935         5,894        5.31
                                                    ---------     ---------                   ---------     ---------
       Total interest-bearing deposits                216,849         9,056          4.18       195,855         7,922        4.04

    Borrowings                                         86,031         4,966          5.77        35,260         2,035        5.77
                                                    ---------     ---------                   ---------     ---------
       Total interest-bearing liabilities             302,880     $  14,022          4.63       231,115     $   9,957        4.30
                                                                  =========                                 =========

Non-interest-bearing liabilities                        8,461                                     4,860
                                                      -------                                 ---------
       Total liabilities                              311,341                                   235,975

Stockholders' equity                                   43,187                                    43,922
                                                    ---------                                 ---------
       Total liabilities and stockholders' equity   $ 354,528                                 $ 279,897
                                                    =========                                 =========
Net interest income                                               $  11,453                                 $  10,774
                                                                  =========                                 =========
Average interest rate spread (4)                                                     2.67%                                   3.26%
Net interest margin (5)                                                              3.28%                                   3.93%
Net interest-earning assets (6)                     $  46,105                                 $  42,980
                                                    =========                                 =========
Ratio of average interest-earning assets to average
    interest-bearing liabilities                                                   115.22%                                 118.60%


                                                           For the Year Ended September 30,
                                                       ----------------------------------------
                                                                           1996
                                                        ---------------------------------------
                                                        Average                       Average
                                                        Balance       Interest       Yield/Cost
                                                        -------       --------       ----------
                                                                 (Dollars in thousands)
Assets
Interest-earning assets:
    Loans (1)                                          $  85,479     $   7,471          8.74%
    Mortgage-backed securities (2)                        66,778         4,346          6.51
    Other securities (2)                                  60,567         3,807          6.29
    Other earning assets                                  12,367           752          6.08
                                                       ---------     ---------
       Total interest-earning assets                     225,191     $  16,376          7.27
                                                                     =========

Allowance for loan losses                                   (841)
Non-interest earning assets                                5,062
                                                       ---------
       Total assets                                    $ 229,412
                                                       =========
Liabilities and  Stockholders' Equity
Interest-bearing liabilities:
    NOW, club and money market accounts                $  32,606     $     788          2.42%
    Regular savings accounts (3)                          51,564         1,336          2.59
    Savings certificate accounts                         104,613         5,656          5.41
                                                       ---------     ---------
       Total interest-bearing deposits                   188,783         7,780          4.12

    Borrowings                                             3,570           195          5.46
                                                       ---------     ---------
       Total interest-bearing liabilities                192,353     $   7,975          4.14
                                                                     =========

Non-interest-bearing liabilities                           3,996
                                                       ---------
       Total liabilities                                 196,349

Stockholders' equity                                      33,063
                                                       ---------
       Total liabilities and stockholders' equity      $ 229,412
                                                       =========
Net interest income                                                  $    8,401
                                                                     ==========
Average interest rate spread (4)                                                        3.13%
Net interest margin (5)                                                                 3.73%
Net interest-earning assets (6)                        $  32,838
                                                       =========
Ratio of average interest-earning assets to average
    interest-bearing liabilities                                                      117.07%

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

                                              Fiscal 1998 Compared to Fiscal 1997           Fiscal 1997 Compared to Fiscal 1996
                                              ------------------------------------          ------------------------------------
                                                Increase (Decrease)                          Increase (Decrease)
                                                      Due to                                        Due to
                                              -----------------------        Net            ---------------------         Net
                                              Volume           Rate         Change          Volume          Rate         Change
                                              -------        --------       -------         -------        ------        -------
                                                                              (In thousands)
Interest-earning assets:
  Loans                                       $ 5,576        $  (936)       $ 4,640         $1,155         $ (23)        $1,132
  Mortgage-backed securities                    1,408            (90)         1,318          1,406           326          1,732
  Other securities                             (1,177)          (124)        (1,301)         1,232           616          1,848
  Other earning assets                             48             39             87           (246)         (111)          (357)
                                              -------        -------        -------         ------         -----         ------
             Total                              5,855         (1,111)         4,744          3,547           808          4,355
                                              -------        -------        -------         ------         -----         ------
Interest-bearing liabilities:
  NOW, club and money market accounts             175           (196)           (21)           134           (60)            74
  Regular savings accounts                        (37)           (37)           (74)          (127)          (43)          (170)
  Savings certificate accounts                    764            465          1,229            339          (101)           238
  Borrowings                                    2,931             --          2,931          1,782            58          1,840
                                              -------        -------        -------         ------         -----         ------
             Total                              3,833            232          4,065          2,128          (146)         1,982
                                              -------        -------        -------         ------         -----         ------

Net change in net interest income             $ 2,022        $(1,343)       $   679         $1,419         $ 954         $2,373
                                              =======        =======        =======         ======         =====         ======

Comparison of Operating Results for the Years Ended September 30, 1998 and 1997

      General. Net income was $2.9 million and basic earnings per common share ("EPS") was $1.12 for the fiscal year ended September 30, 1998, compared to net income of $3.0 million or basic EPS of $1.05 for the fiscal year ended September 30, 1997. Diluted EPS was $1.08 for the fiscal year ended September 30, 1998 compared to $1.04 for fiscal 1997. The decrease in net income reflects a $1.3 million increase in non-interest expense, as well as increases in the provision for loan losses and income tax expense, substantially offset by increases of $679,000 in net interest income and $684,000 in non-interest income.

      Net Interest Income. Net interest income for the year ended September 30, 1998 was $11.5 million, an increase of $679,000 from $10.8 million for the prior year. The positive effect on net interest income of higher average interest-earning assets, primarily attributable to the reinvestment of proceeds from borrowings and deposit growth, was partially offset by a decline in the average interest rate spread. The narrower spread primarily reflects (i) an overall lower asset yield from the origination of new mortgage loans (including refinancings) in the current lower interest rate environment, and (ii) a higher average rate paid on interest-bearing liabilities due primarily to the larger proportion of higher-rate borrowings and savings certificate accounts to total interest-bearing funding. The relatively flat yield curve in fiscal 1998 also contributed to the reduction in the Company's average interest rate spread. The low level of interest rates fueled a surge in home sales and refinancings, which supported the Company's higher volume of loan originations but also contributed to a lower average yield on the portfolio. The Company's average interest rate spread and net interest margin decreased to 2.67% and 3.28%, respectively, for the year ended September 30, 1998, from 3.26% and 3.93%, respectively, for fiscal 1997.

      Interest and Dividend Income. Interest and dividend income increased $4.8 million, or 22.9%, to $25.5 million for fiscal 1998 from $20.7 million for fiscal 1997. This increase reflects the impact of a $74.9 million increase in total average interest-earning assets, primarily loans, partially offset by a 26 basis point decrease in the average yield on such assets to 7.30% for the year ended September 30, 1998 from 7.56% for the prior year.

      Interest income on loans increased $4.6 million to $13.2 million for the year ended September 30, 1998 from $8.6 million for the prior year, reflecting a $70.3 million increase in the average balance, partially offset by an 87 basis point decrease in the average yield. The increase in the average balance of loans was primarily attributable to a dramatic increase in originations of one- to four-family residential loans. The decline in the average yield was primarily attributable to the origination of new loans (including refinancings) in the current lower interest rate environment.

      On a combined basis, interest and dividend income on mortgage-backed and other securities increased $17,000 in fiscal 1998 compared to the prior year. Interest on mortgage-backed securities increased by $1.3 million, attributable to a $20.6 million increase in the average balance partially offset by a 10 basis point decrease in the average yield. Interest on other securities declined by $1.3 million, attributable to a $16.9 million decrease in the average balance and a 16 basis point decrease in the average yield. The lower average yields in fiscal 1998 reflect the impact of (i) higher premium amortization on mortgage-backed securities caused by increased repayments of principal, and (ii) calls of higher-yielding agency securities in the current lower interest rate environment.

      Interest and dividend income on other earning assets increased $87,000, attributable to a 48 basis point increase in the average yield and an $886,000 increase in the average balance.

      Interest Expense. Interest expense totaled $14.0 million for the year ended September 30, 1998, an increase of $4.0 million from $10.0 million for the prior year.

      Interest expense on deposits increased $1.2 million to $9.1 million for fiscal 1998 from $7.9 million for fiscal 1997. This increase reflects the impact of a $21.0 million increase in the average balance of interest-bearing deposits, as well as a 14 basis point increase in the average rate paid on deposits to 4.18% for the year ended September 30, 1998 from 4.04% for the prior year. The increase in average interest-bearing deposits consisted of increases of $13.7 million in average savings certificate accounts and $8.8 million in average NOW, club and money market accounts, partially offset by a $1.5 million decrease in average regular savings accounts. The overall increase in the average rate paid on deposits reflects a 40 basis point increase in the average rate paid on savings certificate accounts during fiscal 1998, coupled with the higher volume of certificate accounts resulting from aggressive advertising campaigns to attract such long-term accounts.

      Interest expense on borrowings increased $3.0 million to $5.0 million for fiscal 1998 from $2.0 million for fiscal 1997, as the Company continued to increase borrowings, primarily securities repurchase agreements, to leverage available capital and support further asset growth. The average balance of borrowings was $86.0 million for fiscal 1998 compared to $35.3 million for the prior year. Although interest rates have declined in the past year, the average cost of borrowings for the year ended September 30, 1998 was 5.77%, unchanged from a year ago due to the use in fiscal 1998 of longer-term borrowings with higher interest rates. See "Liquidity and Capital Resources" for a further discussion of the Company's securities repurchase agreements.

      Provision for Loan Losses. The Company records provisions for loan losses, which are charged to earnings, in order to maintain the allowance for loan losses at a level which is considered appropriate to absorb probable losses inherent in the existing loan portfolio. The provision in each period reflects management's evaluation of the adequacy of the allowance for loan losses. Factors considered include the volume and type of lending conducted, the Company's previous loan loss experience, the known and inherent risks in the loan portfolio, adverse situations that may affect the borrowers' ability to repay, the estimated value of any underlying collateral, and current economic conditions.

      The provision for loan losses was $375,000 in fiscal 1998 and $300,000 in fiscal 1997. Loans receivable (before the allowance for loan losses) increased to $185.3 million at September 30, 1998 from $119.8 million at September 30, 1997, and the allowance for loan losses increased to $1.3 million at September 30, 1998 from $1.1 million a year earlier. The provision and allowance for loan losses were increased in fiscal 1998 primarily in light of changes in inherent losses attributable to continued portfolio growth. The allowance for loan losses represented 0.70% of total loans receivable at September 30, 1998, compared to 0.90% at September 30, 1997. Net charge-offs in fiscal 1998 increased to $166,000 from $144,000 in the prior year, while non-performing loans declined to $753,000 at September 30, 1998 from $1.1 million at September 30, 1997. The ratio of the allowance for loan losses to non-performing loans was 172.91% at September 30, 1998, compared to 96.05% at September 30, 1997.

      See "Asset Quality" for further information concerning the provision and allowance for loan losses.

      Non-Interest Income. Non-interest income increased $684,000 to $1.5 million for the year ended September 30, 1998 compared to $787,000 for fiscal 1997. The increase is primarily attributable to increases in the net gain on sales of real estate mortgage loans held for sale, the net gain on sales of securities, and service charges and fee income. In fiscal 1998, mortgage loan sales totaled $69.8 million resulting in a net gain of $371,000, as compared to loan sales of $2.8 million in fiscal 1997 which resulted in net losses of $17,000. The net gain in fiscal 1998 includes the effect of capitalizing mortgage servicing assets of $594,000 at the time of sale, in accordance with Statement of Financial Accounting Standards No. 125. Servicing assets with a carrying value of $538,000 (after amortization) are included in other assets in the consolidated balance sheet as of September 30, 1998. See also Notes 1 and 3 of the Notes to Consolidated Financial Statements. The increase in the net gain on sales of securities reflects a net gain of $117,000 on sales of $28.8 million in securities in fiscal 1998, while net losses of $48,000 were incurred on sales of $16.2 million in the prior year. The $98,000 increase in service charges and fee income primarily reflects increases in transaction volume.

      Non-Interest Expense. Non-interest expense increased $1.3 million to $7.6 million for the year ended September 30, 1998 compared to $6.3 million for the prior year. Compensation and benefits expense increased $584,000 from the prior year primarily due to (i) increased costs relating to additional staffing for an in-store branch and the expansion of lending operations, and (ii) the recognition of $106,000 in additional expense associated with the ESOP due to the higher average market price of the Company's common stock in fiscal 1998 compared to the prior year. The $182,000 increase in occupancy and equipment expense primarily reflects increased costs associated with the establishment of an in-store branch during fiscal 1998. The $522,000 increase in other non-interest expense was primarily attributable to additional costs associated with the expansion of the Company's business activities and review of additional growth opportunities.

      Income Tax Expense. Income tax expense was approximately $2.0 million for both fiscal 1998 and 1997, reflecting effective tax rates of 40.9% and 40.3%, respectively.

Comparison of Operating Results for the Years Ended September 30, 1997 and 1996

      General. Net income was $3.0 million in fiscal 1997 (basic EPS of $1.05 and diluted EPS of $1.04), as compared to net income of $1.5 million in fiscal 1996. Both basic and diluted EPS were $0.22 for the six-month period from the Conversion to September 30, 1996. The increase in net income was primarily attributable to a $2.4 million increase in net interest income and the absence in fiscal 1997 of a $1.2 million Federal deposit insurance special assessment charged to earnings in fiscal 1996, partially offset by increases of $1.3 million in non-interest expenses (other than the special assessment) and $1.1 million in income tax expense. Excluding the after-tax effect of the special assessment, net income for fiscal 1996 would have been $2.2 million.

      Net Interest Income. Net interest income increased $2.4 million to $10.8 million for the year ended September 30, 1997 from $8.4 million for the prior year. The increase reflects higher average interest-earning assets primarily attributable to growth in the loan and securities portfolios in fiscal 1997, as well as reinvestment of the net proceeds from the Stock Offering for a full year in fiscal 1997 compared to approximately six months in fiscal 1996. The higher net interest income also reflects increases in both the average interest rate spread and net interest margin, which were 3.26% and 3.93%, respectively, for the year ended September 30, 1997 compared to 3.13% and 3.73%, respectively, for the prior year.

      Compared to fiscal 1996, market interest rates averaged slightly lower in fiscal 1997, particularly across the longer-term maturity end of the U.S. Treasury yield curve. The Company realized higher average yields on its interest-earning assets primarily as a result of the purchase of higher-yielding, longer-term, fixed-rate securities. Although the Company's rate paid on deposit liabilities declined, the overall rate on its interest-bearing liabilities increased due to the larger proportion of higher-rate borrowings to total interest-bearing liabilities. However, on a combined basis, these trends in interest rates had a positive impact on the Company's average interest rate spread and net interest margin in fiscal 1997 compared to fiscal 1996.

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

      On a combined basis, interest and dividend income on mortgage-backed and other securities increased $3.5 million to $11.7 million for the year ended September 30, 1997 from $8.2 million for the year ended September 30, 1996. This combined increase consisted of (i) a $1.8 million increase in interest on other securities, attributable to the effects of a $19.0 million increase in the average balance and an 82 basis point increase in the average yield, and (ii) a $1.7 million increase in interest on mortgage-backed securities, attributable to the effects of a $21.2 million increase in the average balance and a 39 basis point increase in the average yield. The higher average yields on both portfolios reflect purchases in fiscal 1997 of longer-term, fixed-rate securities at higher yields.

      Interest and dividend income on other earning assets decreased $357,000, primarily due to the use of short-term investments to fund repurchases of the Holding Company's common stock during fiscal 1997.

      Interest Expense. Interest expense totaled $10.0 million for the year ended September 30, 1997, an increase of $2.0 million from $8.0 million for the year ended September 30, 1996.

      Interest expense on deposits increased $142,000 to $7.9 million for the year ended September 30, 1997 from $7.8 million for the prior year. This increase reflects the impact of a $7.1 million increase in the average balance of interest-bearing deposits, partially offset by an 8 basis point decrease in the average rate to 4.04% for the year ended September 30, 1997 from 4.12% for the prior year. The increase in average interest-bearing deposits consisted of a $6.3 million increase in average savings certificate accounts and a $5.7 million increase in average NOW, club and money market accounts, partially offset by a $5.0 million decrease in average regular savings accounts. The overall decrease in the average rate paid reflects the overall stability in deposit interest rates during fiscal 1997, coupled with a slowdown in the shift from generally lower-rate savings accounts to generally higher-rate certificate accounts.

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

      Provision for Loan Losses. The provision for loan losses was $300,000 and $462,000 for the fiscal years ended September 30, 1997 and 1996, respectively. The provision in fiscal 1997 reflects the impact of lower non-performing loans and net charge-offs compared to the prior year, partially offset by the impact of portfolio growth. The allowance for loan losses was $1.1 million or 0.90% of loans receivable at September 30, 1997, compared to $937,000 or 1.06% at September 30, 1996. The ratio of the allowance for loan losses to non-performing loans increased to 96.05% at September 30, 1997 from 33.77% at September 30, 1996.

      Non-performing loans declined to $1.1 million at September 30, 1997 from $2.8 million at September 30, 1996. The decrease in non-performing loans was primarily a result of (i) returning certain loans to accruing status due to collections received and management's judgment that these loans will continue to perform, (ii) payoffs received on a $232,000 construction loan secured by a two-family residence and a $304,000 mortgage loan secured by a single-family residence as a result of the sale of these properties, and (iii) transfers of loans of $313,000 to real estate owned.

      Net loan charge-offs declined to $144,000 in fiscal 1997 from $244,000 in fiscal 1996. Charge-offs in fiscal 1996 include $203,000 relating to the settlement of the Company's participation interest in a loan originated by the Thrift Association Service Corporation ("TASCO"). The remaining charge-offs in both years primarily relate to transfers of foreclosed properties to real estate owned.

      Non-Interest Income. Non-interest income for the year ended September 30, 1997 increased $85,000 to $787,000 from $702,000 for the year ended September 30, 1996. This increase was primarily attributable to a $134,000 increase in service charges and fee income, partially offset by a $48,000 net loss on sales of securities in fiscal 1997. The increase in service charges and fee income primarily reflects increases in transaction volume. The net loss on securities primarily reflects realized losses on sales of available-for-sale securities.

      Non-Interest Expense. Non-interest expense increased $115,000 to $6.3 million for the year ended September 30, 1997 from $6.2 million for the prior year. Increases of $886,000 in compensation and benefits expense and $519,000 in other non-interest expense were substantially offset by a $1.4 million decrease in Federal deposit insurance costs.

      The increase in compensation and benefits expense primarily reflects (i) the recognition of $271,000 in costs in fiscal 1997 associated with the MRP,
(ii) a $277,000 increase in ESOP expenses reflecting a full year of costs under such plan in fiscal 1997, as well as an increase in the Company's stock price, and (iii) additional staffing and merit and performance-based increases for management and staff members.

      The increase in other non-interest expense is primarily attributable to additional advertising expense and costs associated with operations as a public company for a full year in fiscal 1997, as well as a non-recurring reduction of $162,000 in fiscal 1996 expenses resulting from the favorable resolution of the Company's Nationar claim.

      The decrease in Federal deposit insurance costs was attributable to the Federal deposit insurance special assessment of $1.2 million in fiscal 1996, as well as lower deposit insurance rates subsequent to the recapitalization of the Savings Association Insurance Fund ("SAIF"). Following the recapitalization, SAIF insurance premiums range from 0 to 27 basis points of insured deposits, compared to 23 basis points for all institutions prior to the recapitalization. In connection with the recapitalization, a Financing Corporation ("FICO") assessment is now imposed on all SAIF-assessable deposits.

      Income Tax Expense. Income tax expense amounted to $2.0 million and $917,000 for the fiscal years ended September 30, 1997 and 1996, respectively. The increase primarily reflects higher pre-tax income in fiscal 1997, as well as a non-recurring tax benefit of $100,000 recognized in fiscal 1996 due to an amendment to the New York State tax law.

Asset Quality

      Non-performing assets consist of non-accrual loans past due 90 days or more and real estate owned properties that have been acquired by foreclosure or deed in lieu of foreclosure. Loans are placed on non-accrual status when the collection of principal or interest becomes doubtful. Management and the Board of Directors perform a monthly review of all non-performing loans. The actions taken by the Company with respect to delinquencies (workout, settlement or foreclosure) vary depending on the nature of the loan, length of delinquency and the borrower's past credit history. The classification of a loan as non-performing does not necessarily indicate that the principal and interest ultimately will be uncollectible. Historical experience indicates that a portion of non-performing assets will eventually be recovered. Real estate owned properties are carried at the lower of cost or fair value less sales costs.

     The following table sets forth the amounts and categories of the Company's non-performing assets at the dates indicated. The Company's prospective adoption of Statement of Financial Accounting Standards ("SFAS") No. 114, Accounting by Creditors for Impairment of a Loan, effective October 1, 1995, had no impact on the comparability of this information. See Note 3 to the Consolidated Financial

Statements for information concerning the Company's impaired loans which are included in the non-accrual loans shown below.

                                                                    At September 30,
                                                      ------------------------------------------
                                                       1998     1997     1996     1995     1994
                                                      ------   ------   ------   ------   ------
                                                                 (Dollars in thousands)
Non-accrual loans past due ninety days or more:
  Real estate mortgage loans:
       One- to four-family                            $  515   $  389   $1,757   $2,759   $2,229
       Multi-family (1)                                   --       --       --      389      389
       Commercial                                        203      211      214       --       --
       Land                                               --      250      250       49       --
       Construction                                       --      279      511      279       --
  Consumer loans                                          35        9       43       54       45
                                                      ------   ------   ------   ------   ------
           Total                                         753    1,138    2,775    3,530    2,663
Real estate owned, net                                   305      379      603      227       73
                                                      ------   ------   ------   ------   ------
Total non-performing assets                           $1,058   $1,517   $3,378   $3,757   $2,736
                                                      ======   ======   ======   ======   ======

Allowance for loan losses                             $1,302   $1,093   $  937   $  719   $  311
                                                      ======   ======   ======   ======   ======

Ratios:
  Non-performing loans to total loans receivable (2)    0.41%    0.94%    3.14%    4.15%    3.35%
  Non-performing assets to total assets                 0.28     0.48     1.30     1.80     1.40
  Allowance for loan losses to:
      Non-performing loans                            172.91    96.05    33.77    20.37    11.68
      Total loans receivable (2)                        0.70     0.90     1.06     0.84     0.39

----------
(1) Includes a loan of $309,000 classified as a troubled debt restructuring at September 30, 1995 and 1994. Collections and charge-offs in fiscal 1996 eliminated the recorded investment in this loan.

      Total non-performing assets decreased $459,000 from $1.5 million at September 30, 1997 to $1.1 million at September 30, 1998, reflecting net reductions of $385,000 in non-accrual loans past due ninety days or more and $74,000 in real estate owned. The ratio of non-performing assets to total assets decreased to 0.28% at September 30, 1998 from 0.48% at September 30, 1997. The allowance for loan losses was $1.3 million or 0.70% of total loans receivable at September 30, 1998, compared to $1.1 million or 0.90% at September 30, 1997. The ratio of the allowance for loan losses to non-performing loans increased to 172.91% at September 30, 1998 from 96.05% at September 30, 1997.

      For the year ended September 30, 1998, gross interest income of $64,000 would have been recorded if all non-accrual loans at September 30, 1998 had remained current throughout the year in accordance with their original terms. The amount of interest income actually recognized on such loans in fiscal 1998, prior to placing the loans on non-accrual status, was $48,000. See Note 3 of the Notes to the Consolidated Financial Statements.

      The Company provides for loan losses based on the allowance method. Accordingly, losses for uncollectible loans are charged to the allowance and all recoveries of loans previously charged-off are credited to the allowance. Additions to the allowance for loan losses are provided by charges to income based on various factors which, in management's judgment, deserve current recognition in estimating probable losses. Management regularly reviews the loan portfolio and makes provisions for loan losses in order to maintain the adequacy of the allowance for loan losses. The allowance for loan losses consists of amounts specifically allocated to non-performing loans and potential problem loans (if any) as well as allowances determined for each major loan category. Loan categories such as single-family residential mortgages and consumer loans are generally evaluated on an aggregate or "pool" basis by applying loss factors to the current balances of the various loan categories. The loss factors are determined by management based on an evaluation of historical loss experience, delinquency trends, volume and type of lending conducted, and the impact of current economic conditions in the Company's market area.

      The following table sets forth activity in the allowance for loan losses for the periods indicated. The Company's prospective adoption of SFAS No. 114 as of October 1, 1995 had no impact on the comparability of this information.

                                                           For the Year Ended September 30,
                                                 ---------------------------------------------------
                                                   1998       1997       1996       1995       1994
                                                 -------    -------    -------    -------    -------
                                                                 (Dollars in thousands)
Balance at beginning of year                     $ 1,093    $   937    $   719    $   311    $   295
Provision for losses                                 375        300        462        493         64
Charge-offs:
  Real estate mortgage loans:
    One- to four-family                              (45)      (132)       (97)       (76)       (64)
    Multi-family (1)                                  --         --       (203)        --         --
    Land                                             (17)        --         --         --         --
    Construction                                     (91)        --         --         --         --
  Consumer loans                                     (40)       (25)       (33)       (13)        (2)
                                                 -------    -------    -------    -------    -------
    Total charge-offs                               (193)      (157)      (333)       (89)       (66)
Recoveries                                            27         13         89          4         18
                                                 -------    -------    -------    -------    -------
    Net charge-offs                                 (166)      (144)      (244)       (85)       (48)
                                                 -------    -------    -------    -------    -------

Balance at end of year                           $ 1,302    $ 1,093    $   937    $   719    $   311
                                                 =======    =======    =======    =======    =======

Ratio of net charge-offs to average total loans     0.10%      0.15%      0.29%      0.10%      0.06%

----------
(1) Charge-offs in fiscal 1996 relate to the Company's purchased participation interest in a multi-family loan originated by TASCO.

      Although the Company maintains its allowance for loan losses at a level it considers adequate to absorb probable losses, there can be no assurance that such losses will not exceed the estimated amounts or that additional substantial provisions for losses will not be required in future periods. Subject to market conditions in the future, the Company intends to continue to expand its multi-family and commercial real estate lending. As a result, these loan categories may represent a larger percentage of the total loan portfolio in the future. Since such loans are generally thought to carry a higher degree of credit risk than one- to four-family residential loans, such a change in the loan portfolio mix would probably result in a further increase in the allowance for losses.

Interest Rate Risk Management

      The principal objectives of the Company's interest rate risk management activities are to: (i) define an acceptable level of risk based on the Company's business focus, operating environment, capital and liquidity requirements, and performance objectives; (ii) quantify and monitor the amount of interest rate risk inherent in the asset/liability structure; and
(iii) modify the Company's asset/liability structure, as necessary, to manage interest rate risk and maintain acceptable net interest margins in changing rate environments. Management seeks to reduce the vulnerability of the Company's operating results to changes in interest rates and to manage the ratio of interest-rate-sensitive assets to interest-rate-sensitive liabilities within specified maturities or repricing periods. The Company does not currently engage in trading activities or use off-balance sheet derivative instruments to control interest rate risk.

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

      In managing the asset/liability position, the Company has taken several steps to manage its interest rate risk. First, the Company maintains a significant portfolio of interest rate sensitive adjustable-rate loans, including loans with rates that adjust periodically after earning a fixed rate of interest for initial periods of five, seven or ten years. At September 30, 1998, total adjustable-rate loans were $142.2 million or 71.5% of the total loan portfolio, including $83.8 million in loans with initial fixed rates as described above. Second, in fiscal 1998 the Company sold certain newly originated, fixed-rate one- to four-family residential mortgage loans with original terms of 15 years or more. Third, in recent years the Company has increased its investment in mortgage-backed securities that are more liquid and generally have shorter average lives than mortgage loans. At September 30, 1998, mortgage-backed securities with terms to repricing or estimated average lives of less than five years amounted to $46.0 million. Fourth, the Company has a substantial amount of regular savings, transaction, money market and club accounts which may be less sensitive to changes in interest rates than certificate accounts. At September 30, 1998, the Company had $43.5 million of regular savings accounts, $27.6 million of money market accounts and $27.8 million of NOW, checking and club accounts. Overall, these accounts comprised 42.8% of the Company's total deposit base. Fifth, the Company has taken advantage of the low interest rate environment by increasing the amount of its longer-term securities repurchase agreements. The weighted average remaining period to final maturity of these agreements was approximately 3.8 years at September 30, 1998, compared to 1.7 years at September 30, 1997.

      One approach used by management to quantify interest rate risk is the net portfolio value ("NPV") analysis. In essence, this approach calculates the difference between the present value of liabilities and the present value of expected cash flows from assets and off-balance sheet contracts. The following table sets forth, at September 30, 1998, an analysis of the Association's interest rate risk as measured by the estimated changes in NPV resulting from instantaneous and sustained parallel shifts in the yield curve (+/-300 basis points, measured in 100 basis point increments). For comparative purposes, the table also shows the estimated percent increase (decrease) in NPV at September 30, 1997.

                                 At September 30, 1998
                ------------------------------------------------------
   Change in                      Estimated Increase (Decrease) in NPV    Percent Increase
Interest Rates  Estimated NPV     ------------------------------------   (Decrease in NPV at
(Basis Points)      Amount           Amount                 Percent      September 30, 1997
--------------      ------           ------                 -------      ------------------
                                         (Dollars in thousands)
     +300         $ 39,813        $ (16,069)                 (29)%              (35)%
     +200           46,310           (9,572)                 (17)               (22)
     +100           51,816           (4,066)                  (7)               (11)
       --           55,882               --                   --                 --
     -100           58,653            2,771                    5                  7
     -200           62,468            6,586                   12                 15
     -300           67,442           11,560                   21                 25

      Certain shortcomings are inherent in the methodology used in the above interest rate risk measurements. Modeling changes in NPV requires making certain assumptions that may or may not reflect the manner in which actual yields and costs respond to changes in market rates. The NPV table presented above assumes that the composition of the Association's interest-sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured. It also assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration to maturity or the repricing characteristics of specific assets and liabilities. Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions including relative levels of market interest rates, loan prepayments and deposit decay, and should not be relied upon as indicative of actual results. Further, the computations do not reflect any actions management may undertake in response to changes in interest rates. Accordingly, although the NPV table provides an indication of the Association's sensitivity to interest rate changes at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in market interest rates on the Association's net interest income and will differ from actual results.

      Interest rate risk is the most significant market risk affecting the Company. Other types of market risk, such as foreign exchange rate risk and commodity price risk, do not arise in the normal course of the Company's business activities.

Liquidity and Capital Resources

      The Company's primary sources of funds are deposits and borrowings; principal and interest payments on loans and securities; and proceeds from sales of loans and securities. While maturities and scheduled payments on loans and securities provide an indication of the timing of the receipt of funds, other sources of funds such as loan prepayments and deposit inflows are less predictable due to the effects of changes in interest rates, economic conditions and competition.

      The Association is required to maintain an average daily balance of total liquid assets as a percentage of net withdrawable deposit accounts plus short-term borrowings, as defined by OTS regulations. The minimum required liquidity ratio at September 30, 1998 was 4.0%, and the Company's actual liquidity ratio was 13.1%.

      The Company's most liquid assets are cash and cash equivalents, which include highly liquid short-term investments (such as federal funds sold and money market mutual funds) that are readily convertible to known amounts of cash. At September 30, 1998 and 1997, cash and cash equivalents totaled $4.2 million and $3.6 million, respectively. The level of these assets is dependent on the Company's operating, financing and investing activities during any given period.

      The primary investing activities of the Company are the origination of real estate mortgage and other loans, and the purchase of mortgage-backed and other securities. During the years ended September 30, 1998, 1997 and 1996, the Company's disbursements for loan originations totaled $152.6 million, $69.2 million and $17.6 million, respectively. For the years ended September 30, 1998, 1997 and 1996, purchases of mortgage-backed securities totaled $74.4 million, $25.8 million and $31.9 million, respectively, and purchases of other securities totaled $16.2 million, $30.0 million and $35.3 million, respectively. These activities were funded primarily by net deposit inflows, borrowings under repurchase agreements, principal repayments on loans and securities, and proceeds from sales of loans and securities. Loan sales increased significantly in fiscal 1998, providing proceeds of $69.6 million for reinvestment into new loans and securities.

      For the years ended September 30, 1998, 1997 and 1996, the Company experienced net increases in deposits (including the effect of interest credited) of $23.2 million, $17.2 million and $2.7 million, respectively. The increases were due to aggressive cross selling, quality customer service, new deposit products and the opening of an in-store branch during fiscal 1998. Deposit inflows in fiscal 1996 were partially offset by deposits withdrawn to purchase stock in the Conversion.

      In fiscal 1998 and 1997, the Company significantly increased its use of securities repurchase agreements as a funding source. In these agreements, the Company borrows funds through the transfer of debt securities to the FHLB of New York, as counterparty, and concurrently agrees to repurchase the identical securities at a fixed price on a specified date. During the years ended September 30, 1998 and 1997, the average borrowings under repurchase agreements with the FHLB amounted to $81.9 million and $32.1 million, respectively, and the maximum month-end balance outstanding was $119.9 million and $54.1 million, respectively. The average interest rate spread on these transactions, or the difference between the yield earned on the underlying securities and the rate paid on the repurchase borrowings, was 1.27% in fiscal 1998 and 1.91% in fiscal 1997. See Note 7 of the Notes to the Consolidated Financial Statements for additional information concerning these transactions.

      At September 30, 1998, the Company had outstanding loan origination commitments of $18.3 million, undisbursed construction loans in process of $743,000, and unadvanced lines of credit extended to customers of $3.7 million. The Company anticipates that it will have sufficient funds available to meet its current loan origination and other commitments. The Company also had the ability to borrow advances of up to $94.5 million from the FHLB of New York at September 30, 1998, although there were no such borrowings outstanding at that date. Certificates of deposit scheduled to mature in one year or less from September 30, 1998 totaled $84.3 million with a weighted average rate of 5.28%. Based on the Company's most recent experience and pricing strategy, management believes that a significant portion of such deposits will remain with the Company.

      The main sources of liquidity for the Holding Company are net proceeds from the sale of stock and dividends received from the Association, if any. The main cash outflows are payments of dividends to shareholders and repurchases of the Holding Company's common stock. In fiscal 1998, the Holding

Company repurchased a total of 294,524 common shares in open market transactions at a total cost of $5.7 million or $19.27 per share. The Holding Company received $4.8 million in dividends from the Association in fiscal 1998.

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

      The OTS regulations require savings associations, such as the Association, to meet three minimum capital standards: a tangible capital ratio requirement of 1.5% of total assets as adjusted under the OTS regulations; a leverage ratio requirement of 3.0% of core capital to such adjusted total assets; and a risk-based capital ratio requirement of 8.0% of core and supplementary capital to total risk-based assets. The Association satisfied these minimum capital standards at September 30, 1998 with tangible and leverage capital ratios of 9.3% and a total risk-based capital ratio of 26.0%. In determining the amount of risk-weighted assets for purposes of the risk-based capital requirement, a savings association multiplies its assets and credit equivalent amounts for certain off-balance sheet items by risk-weights, which range from 0% for cash and obligations issued by the United States Government or its agencies to 100% for assets such as consumer and commercial loans, as assigned by the OTS capital regulations. These capital requirements, which are applicable to the Association only, do not consider additional capital held at the Holding Company level, and require certain adjustments to the Association's equity to arrive at the various regulatory capital amounts.

Impact of Accounting Standards

      See Note 14 of the Notes to the Consolidated Financial Statements for a discussion of recently-issued accounting standards that the Company will adopt in the future, and their anticipated impact on the Company's financial reporting.

Impact of Inflation and Changing Prices

      The Consolidated Financial Statements and other financial information included in this report have been prepared in conformity with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Unlike industrial companies, nearly all of the assets and liabilities of the Company are monetary in nature. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Year 2000 Considerations

      The Company, like all companies that utilize computer technology, is facing significant challenges associated with ensuring that its computer systems will accurately process time-sensitive data beyond the year 1999 (the "Year 2000 Issue"). Many existing computer programs and systems were originally programmed with six digit dates that provided only two digits to identify the calendar year in the date field, without considering the upcoming change in the century. With the impending millennium, these programs and computers will recognize "00" as the year 1900 rather than the year 2000.

      Like most financial service providers, the Company and its operations may be significantly affected by the Year 2000 Issue due to the nature of financial information. This includes software, hardware and equipment both within and outside the Company's direct control and with whom the Company electronically or operationally interfaces (e.g. third-party vendors providing data processing, information system management, maintenance of computer systems, and credit bureau information). If computer systems are not adequately changed to identify the year 2000, many computer applications could fail or create erroneous results. As a result, calculations that rely on the date field information (such as interest, payment or due dates and other operating functions) would generate results which could be significantly misstated, and the Company could experience a temporary inability to process transactions and engage in similar normal business activities. In addition, under certain circumstances, failure to adequately address the Year 2000 Issue could adversely affect the viability of the Company's suppliers and creditors, and the creditworthiness of its borrowers. Thus, if not adequately addressed, the Year 2000 Issue could have a significant adverse impact on the Company's products, services and competitive condition.

      The Company is in communication with all of its significant suppliers and vendors to determine the extent to which the Company is vulnerable to those third parties' failure to remediate their own Year 2000 Issue. The Company's data processing is performed almost entirely by a third-party vendor, including its core mission-critical data processing systems for loans, deposits and the general ledger. The Company has taken a proactive approach in participating in the proxy testing process of the third-party vendor, which process is anticipated to be completed by year-end 1998. The Company presently believes that with modifications to existing software and conversions to new software, the Year 2000 Issue will be mitigated without causing a material adverse impact on the operations of the Company. However, if such modifications and conversions are not made, or are not completed timely, the Year 2000 Issue could have an impact on the operations of the Company.

      The Company is also preparing a Year 2000 business resumption contingency plan to document pre-determined actions to help the Company resume normal operations in the event of failure of any mission-critical service and product. Uncontrollable events, such as loss of the global power grid and telephone service failures, will affect all companies, government and customers; these global events cannot be remedied by anyone other than the appropriate responsible party. The Company is assuring the availability of cash to meet potential depositor demand due to concerns about the availability of funds as we approach the Year 2000. Contingency plans are being developed for identified mission- critical systems in anticipation of the possibility of unplanned system difficulties or failure of third parties to successfully prepare for the century date change. The Company expects to complete its contingency planning process by March 31, 1999.

      At this time, the Company does not expect the reasonably foreseeable consequences of the Year 2000

Issue to have material adverse effects on the Company's business, operations or financial condition. However, the Company cannot be certain that it will not suffer business interruptions, either due to its own Year 2000 Issue or those of its customers or vendors or third parties whose Year 2000 problems may make it difficult or impossible to fulfill their commitments to the Company. In addition, the Year 2000 Issue has many elements and potential consequences, some of which may not be reasonably foreseeable, and there can be no assurances that every material Year 2000 issue will be identified and addressed or that unforeseen consequences will not arise and possibly have a material adverse effect on the Company.

      Monitoring and managing the Year 2000 Issue will result in additional direct and indirect costs to the Company. Direct costs include potential charges by third-party software vendors for product enhancements, costs involved in testing software products for Year 2000 compliance, and any resulting costs for developing and implementing contingency plans for critical software products which are not enhanced. Indirect costs will principally consist of the time devoted by existing employees in monitoring software vendor progress, testing enhanced software products and implementing any necessary contingency plans. The Company's direct and indirect costs of addressing the Year 2000 Issue are charged to expense as incurred. Based on the current status of the Company's Year 2000 efforts, the costs associated with identified Year 2000 issues are not expected to have a material effect on the results of operations or financial condition of the Company. Costs incurred through September 30, 1998 were not significant. Management estimates that remaining costs will range between $150,000 and $200,000, which are expected to be funded with cash flow from operations.

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


Richard F. Komosinski                              Joseph D. Roberto
President and Chief Executive Officer              Vice President, Treasurer and
                                                   Chief Financial Officer

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Yonkers Financial Corporation:

      We have audited the accompanying consolidated balance sheets of Yonkers Financial Corporation and subsidiary (the "Company") as of September 30, 1998 and 1997, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended September 30, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Yonkers Financial Corporation and subsidiary as of September 30, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 1998 in conformity with generally accepted accounting principles.


Stamford, Connecticut
October 29, 1998

                         YONKERS FINANCIAL CORPORATION AND SUBSIDIARY
                                 CONSOLIDATED BALANCE SHEETS
                              (In thousands, except share data)

                                                               September 30,
                                                          ----------------------
                                                             1998        1997
                                                          ---------   ---------
ASSETS
Cash and cash equivalents:
  Cash and due from banks                                 $   3,195   $   2,046
  Short-term investments                                      1,000       1,547
                                                          ---------   ---------
      Total cash and cash equivalents                         4,195       3,593
                                                          ---------   ---------
Securities (note 2):
  Available for sale, at fair value (amortized cost of
    $123,317 in 1998 and $85,336 in 1997)                   125,225      86,286
  Held to maturity, at amortized cost (fair value of
    $43,948 in 1998 and $76,902 in 1997)                     43,303      76,329
                                                          ---------   ---------
      Total securities                                      168,528     162,615
                                                          ---------   ---------
Real estate mortgage loans held for sale, at lower of
  cost or market value (note 3)                              13,334      20,437
                                                          ---------   ---------
Loans receivable, net (note 3):
  Real estate mortgage loans                                177,783     112,357
  Consumer and commercial business loans                      7,544       7,419
  Allowance for loan losses                                  (1,302)     (1,093)
                                                          ---------   ---------
      Total loans receivable, net                           184,025     118,683
                                                          ---------   ---------
Accrued interest receivable (note 4)                          2,791       2,845
Federal Home Loan Bank ("FHLB") stock                         6,426       3,005
Office properties and equipment, net (note 5)                 1,258         902
Other assets                                                  2,467         876
                                                          ---------   ---------
      Total assets                                        $ 383,024   $ 312,956
                                                          =========   =========

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
  Deposits (note 6)                                       $ 231,181   $ 207,933
  Securities repurchase agreements (note 7)                 107,790      54,096
  FHLB advances (note 7)                                         --       6,000
  Deferred income taxes (note 8)                                726          58
  Other liabilities                                           1,525         991
                                                          ---------   ---------
      Total liabilities                                     341,222     269,078
                                                          ---------   ---------

Commitments and contingencies (notes 3 and 12)

Stockholders' equity (note 10 and 11):
  Preferred stock (par value $0.01 per share; 100,000
    shares authorized; none issued or outstanding)               --          --
  Common stock (par value $0.01 per share: 4,500,000
    shares authorized; 3,570,750 shares issued)                  36          36
  Additional paid-in capital                                 35,044      34,734
  Unallocated common stock  held by employee stock
    ownership plan ("ESOP")                                  (2,142)     (2,428)
  Unamortized awards of common stock under  management
    recognition plan ("MRP")                                   (846)     (1,125)
  Treasury stock, at cost (844,511 shares in 1998 and
    549,987 shares in 1997)                                 (13,189)     (7,513)
  Retained income, substantially restricted                  21,754      19,605
  Net unrealized gain on available-for-sale
    securities, net of taxes (note 2)                         1,145         569
                                                          ---------   ---------
      Total stockholders' equity                             41,802      43,878
                                                          ---------   ---------
      Total liabilities and stockholders' equity          $ 383,024   $ 312,956
                                                          =========   =========

See accompanying notes to consolidated financial statements.

                         YONKERS FINANCIAL CORPORATION AND SUBSIDIARY
                              CONSOLIDATED STATEMENTS OF INCOME
                            (In thousands, except per share data)

                                                              Year Ended September 30,
                                                           -----------------------------
                                                               1998      1997       1996
                                                           --------  --------   --------
Interest and dividend income:
  Loans                                                    $ 13,243  $  8,603   $  7,471
  Securities                                                 11,750    11,733      8,153
  Other earning assets                                          482       395        752
                                                           --------  --------   --------
    Total interest and dividend income                       25,475    20,731     16,376
                                                           --------  --------   --------

Interest expense:
  Deposits (note 6)                                           9,056     7,922      7,780
  Securities repurchase agreements                            4,718     1,849         65
  FHLB advances                                                 248       186        130
                                                           --------  --------   --------
    Total interest expense                                   14,022     9,957      7,975
                                                           --------  --------   --------

      Net interest income                                    11,453    10,774      8,401

Provision for loan losses (note 3)                              375       300        462
                                                           --------  --------   --------
      Net interest income after provision for loan losses    11,078    10,474      7,939
                                                           --------  --------   --------

Non-interest income:
   Service charges and fees                                     912       814        680
   Net gain (loss) on sales of real estate mortgage
     loans held for sale (note 3)                               371       (17)        --
   Net gain (loss) on sales of securities (note 2)              117       (48)        --
   Other                                                         71        38         22
                                                           --------  --------   --------
     Total non-interest income                                1,471       787        702
                                                           --------  --------   --------

Non-interest expense:
   Compensation and benefits (note 10)                        3,995     3,411      2,525
   Occupancy and equipment                                      915       733        653
   Data processing service fees                                 554       465        417
   Federal deposit insurance costs, including
     a special assessment of $1,166 in 1996 (note 6)            131       183      1,601
   Other (note 9)                                             2,049     1,527      1,008
                                                           --------  --------   --------
     Total non-interest expense                               7,644     6,319      6,204
                                                           --------  --------   --------

       Income before income tax expense                       4,905     4,942      2,437

Income tax  expense (note 8)                                  2,004     1,990        917
                                                           --------  --------   --------

       Net income                                          $  2,901  $  2,952   $  1,520
                                                           ========  ========   ========

Earnings per common share, from date of conversion
  in April 1996 (note 11):
       Basic                                               $   1.12  $   1.05   $   0.22
       Diluted                                                 1.08      1.04       0.22
                                                           ========  ========   ========

See accompanying notes to consolidated financial statements.

                         YONKERS FINANCIAL CORPORATION AND SUBSIDIARY
                  CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                        (Dollars in thousands, except per share data)

                                                          Unallocated  Unamortized
                                                            Common      Awards of                             Net
                                              Additional     Stock        Common                           Unrealized       Total
                                     Common    Paid-in       Held         Stock    Treasury  Retained  Gain (Loss) on  Stockholders'
                                     Stock     Capital      by ESOP     Under MRP    Stock    Income     Securities       Equity
                                     -----     -------      -------     ---------    -----    ------     ----------       ------
Balance at September 30, 1995       $     --   $     --    $     --     $     --   $     --  $ 15,907   $   (142)        $ 15,765

   Net income                             --         --          --           --         --     1,520         --            1,520
   Dividend paid ($0.05 per share)        --         --          --           --         --      (164)        --             (164)
   Issuance of 3,570,750
      common shares                       36     34,592          --           --         --        --         --           34,628
   Shares purchased by ESOP
      (285,660 shares)                    --         --      (2,857)          --         --        --         --           (2,857)
   ESOP shares released for
      allocation (14,283 shares)          --          4         143           --         --        --         --              147
   Change in net unrealized gain
     (loss) on available-for sale
     securities, net of taxes             --         --          --           --         --        --        (40)             (40)
                                    --------   --------    --------     --------   --------  --------   --------         --------

Balance at September 30, 1996             36     34,596      (2,714)          --         --    17,263       (182)          48,999

   Net income                             --         --          --           --         --     2,952         --            2,952
   Dividends paid ($0.21 per share)       --         --          --           --         --      (610)        --             (610)
   Common stock repurchased
     (658,892 shares)                     --         --          --           --     (8,909)       --         --           (8,909)
   Repurchased stock awarded under
     MRP (108,905 shares)                 --         --          --       (1,396)     1,396        --         --               --
   Amortization of MRP awards             --         --          --          271         --        --         --              271
   ESOP shares released for
      allocation (28,566 shares)          --        138         286           --         --        --         --              424
   Change in net unrealized gain
     (loss) on available-for sale
     securities, net of taxes             --         --          --           --         --        --        751              751
                                    --------   --------    --------     --------   --------  --------   --------         --------

Balance at September 30, 1997             36     34,734      (2,428)      (1,125)    (7,513)   19,605        569           43,878

   Net income                             --         --          --           --         --     2,901         --            2,901
   Dividends paid ($0.28 per share)       --         --          --           --         --      (752)        --             (752)
   Common stock repurchased
     (294,524 shares)                     --         --          --           --     (5,676)       --         --           (5,676)
   Amortization of MRP awards             --         --          --          279         --        --         --              279
   Tax benefits from vested
     MRP awards                           --         62          --           --         --        --         --               62
   ESOP shares released for
      allocation (28,566 shares)          --        248         286           --         --        --         --              534
   Change in net unrealized gain
     (loss) on available-for sale
     securities, net of taxes             --         --          --           --         --        --        576              576

                                    ========   ========    ========     ========   ========  ========   ========         ========
Balance at September 30, 1998       $     36   $ 35,044    $ (2,142)    $   (846)  $(13,189) $ 21,754   $  1,145         $ 41,802
                                    ========   ========    ========     ========   ========  ========   ========         ========

See accompanying notes to consolidated financial statements.

                         YONKERS FINANCIAL CORPORATION AND SUBSIDIARY
                            CONSOLIDATED STATEMENTS OF CASH FLOWS
                                        (In thousands)

                                                                                   Year Ended September 30,
                                                                             -------------------------------------
                                                                               1998          1997          1996
                                                                             ---------     ---------     ---------
Cash flows from operating activities:
  Net income                                                                 $   2,901     $   2,952     $   1,520
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Provision for loan losses                                                     375           300           462
     ESOP and MRP expense                                                          813           695           147
     Depreciation and amortization expense                                         264           194           196
     Amortization of deferred fees, discounts and premiums, net                     93          (289)         (479)
     Net (gain) loss on sales of real estate mortgage loans held for sale         (371)           17            --
     Net (gain) loss on sales of securities                                       (117)           48            --
     Other adjustments, net                                                       (115)         (186)           80
                                                                             ---------     ---------     ---------
          Net cash provided by operating activities                              3,843         3,731         1,926
                                                                             ---------     ---------     ---------
Cash flows from investing activities:
  Purchases of securities:
     Available-for-sale                                                        (90,579)      (55,835)      (45,036)
     Held-to-maturity                                                               --            --       (22,142)
  Proceeds from principal payments, maturities and calls of securities:
     Available-for-sale                                                         24,113        13,356         7,334
     Held-to-maturity                                                           32,500        18,563        22,895
  Proceeds from sales of securities:
     Available-for-sale                                                         28,308        15,943            --
     Held-to-maturity                                                              630           237            --
  Disbursements for loan originations                                         (152,638)      (69,169)      (17,571)
  Principal collections on loans                                                24,181        13,612        11,780
  Proceeds from sales of loans                                                  69,588         2,785         1,883
  (Purchase) redemption of FHLB stock                                           (3,421)       (1,940)           47
  Other investing cash flows                                                      (437)          239          (119)
                                                                             ---------     ---------     ---------
          Net cash used in investing activities                                (67,755)      (62,209)      (40,929)
                                                                             ---------     ---------     ---------
Cash flows from financing activities:
  Net increase in deposits                                                      23,248        17,258         2,666
  Net increase (decrease) in borrowings with
     original terms of three months or less:
       Securities repurchase agreements                                          3,411        18,503        10,264
       FHLB advances                                                            (6,000)       (2,000)        3,705
  Proceeds from longer-term securities repurchase agreements                    50,283        25,329            --
  Common stock repurchased                                                      (5,676)       (8,909)           --
  Net proceeds from issuance of common stock, exclusive
      of ESOP shares                                                                --            --        31,771
  Dividends paid                                                                  (752)         (610)         (164)
                                                                             ---------     ---------     ---------
          Net cash provided by financing activities                             64,514        49,571        48,242
                                                                             ---------     ---------     ---------

Net  increase (decrease) in cash and cash equivalents                              602        (8,907)        9,239
Cash and cash equivalents at beginning of year                                   3,593        12,500         3,261
                                                                             ---------     ---------     ---------

Cash and cash equivalents at end of year                                     $   4,195     $   3,593     $  12,500
                                                                             =========     =========     =========

Supplemental information:
  Interest paid                                                              $  13,818     $   9,623     $   7,956
  Income taxes paid                                                              2,457         1,931         1,331
  Mortgage loans transferred to real estate owned                                  128           313           603
                                                                             =========     =========     =========

See accompanying notes to consolidated financial statements.

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

      Cash Equivalents

            For purposes of reporting cash flows, cash equivalents consist of highly liquid short-term investments. Short-term investments reported in the consolidated balance sheets were federal funds sold at September 30, 1998 and money market mutual funds at September 30, 1997.

      Securities

            The Company accounts for its securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, Accounting for Certain Investments in Debt and Equity Securities. Under SFAS No. 115, individual securities are classified as held-to-maturity securities, trading securities, or available-for-sale securities. Securities held to maturity are limited to debt securities for which the entity has the positive intent and ability to hold to maturity. Trading securities are debt and equity securities that are bought principally for the purpose of selling them in the near term. All other debt and equity securities are classified as available for sale.

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

      Real Estate Mortgage Loans Held for Sale

            Real estate mortgage loans held for sale in the secondary market are carried at the lower of cost or market value in the aggregate. Market values are estimated based on outstanding investor sale commitments or, in the absence of such commitments, based on current secondary market yield requirements. Net unrealized losses, if any, are recognized in a valuation allowance by a charge to income.

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

            In accordance with SFAS No. 114, Accounting by Creditors for Impairment of a Loan, as amended by SFAS No. 118, the Company considers a loan to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all principal and interest contractually due from the borrower. The Company applies SFAS No. 114 to loans that are individually evaluated for collectibility in accordance with its normal loan review procedures (principally loans in the multi-family, commercial mortgage, land and construction loan portfolios). The standard generally does not apply to smaller-balance homogeneous loans in the Company's one- to four-family mortgage and consumer loan portfolios that are collectively evaluated for impairment. Under SFAS No. 114, the measurement of an impaired loan may be based on (i) the present value of expected future cash flows discounted at the loan's effective interest rate, (ii) the loan's observable market price, or (iii) the fair value of the collateral if the loan is collateral dependent. If the approach used results in a measurement that is less than an impaired loan's recorded investment, an impairment loss is recognized as part of the allowance for loan losses. Mortgage Servicing Rights

            SFAS No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, establishes financial reporting standards for a broad range of transactions including sales of loans with servicing retained, loan securitizations, loan participations, securities repurchase agreements, securities lending and in-substance defeasances of debt. Among other things, the standard requires recognition of servicing rights as an asset when loans are sold with servicing retained. Asset recognition of servicing rights on sales of originated loans was not permitted under previous accounting standards. SFAS No. 125 is generally effective for transactions entered into on or after January 1, 1997 and superseded SFAS No. 122, Accounting for Mortgage Servicing Rights, which became effective for the Company on October 1, 1996.

            In accordance with SFAS No. 125, the Company recognizes mortgage servicing rights as an asset when loans are sold with servicing retained, by allocating the cost of an originated mortgage loan between the loan and the servicing right based on estimated relative fair values. The cost allocated to the servicing right is capitalized as a separate asset which is amortized thereafter in proportion to, and over the period of, estimated net servicing income. Capitalized mortgage servicing rights are stratified, based on loan type and interest rate, and assessed for impairment by comparing the asset's amortized cost to its current fair value. Impairment losses, if any, are recognized through charges to income.

      Interest and Fees on Loans

            Interest is accrued monthly on outstanding principal balances unless management considers the collection of interest or principal to be doubtful, in which case the loan is placed on non-accrual status. The Company's loans on non-accrual status include all loans contractually delinquent ninety days or more. Interest payments received on non-accrual loans (including impaired loans under SFAS No. 114) are recognized as income unless future collections are doubtful. Loans are returned to accrual status when collectibility of interest or principal is no longer considered doubtful (generally, when all payments have been brought current).

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

      Securities Repurchase Agreements

            In securities repurchase agreements, the Company transfers securities to a counterparty under an agreement to repurchase the identical securities at a fixed price in the future. These agreements are accounted for as secured financing transactions provided the Company maintains effective control over the transferred securities and meets the other criteria for such accounting as specified in SFAS No. 125. The Company's agreements are accounted for as secured financings; accordingly, the transaction proceeds are recorded as borrowed funds and the underlying securities continue to be carried in the Company's securities portfolio.

      Income Taxes

            In accordance with the asset and liability method required by SFAS No. 109, Accounting for Income Taxes, deferred taxes are recognized for the estimated future tax effects attributable to "temporary differences" between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. A deferred tax liability is recognized for all temporary differences that will result in future taxable income. A deferred tax asset is recognized for all temporary differences that will result in future tax deductions, subject to reduction of the asset by a valuation allowance in certain circumstances. This valuation allowance is recognized if, based on an analysis of available evidence, management determines that it is more likely than not that a portion or all of the deferred tax asset will not be realized. The valuation allowance is subject to ongoing adjustments based on changes in circumstances that affect management's judgment about the realizability of the deferred tax asset. Adjustments to increase or decrease the valuation allowance are charged or credited, respectively, to income tax expense.

            Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to future taxable income. The effect on deferred tax assets and liabilities of an enacted change in tax rates is recognized in income tax expense in the period that includes the enactment date of the change.

      Treasury Stock

            Treasury stock is recorded at cost and is presented as a reduction of stockholders' equity.

      Pension Plans

            The Company has a non-contributory defined benefit pension plan which covers substantially all employees. Pension costs are funded on a current basis in compliance with the requirements of the Employee Retirement Income Security Act. Costs for this plan, as well as the Company's unfunded supplemental retirement agreement, are accounted for in accordance with SFAS No. 87, Employers' Accounting for Pensions.

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

            The Company accounts for its stock option plan in accordance with Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees. Accordingly, compensation expense is recognized only if the exercise price of the option is less than the fair value of the underlying stock at the grant date. SFAS No. 123, Accounting for Stock-Based Compensation, encourages entities to recognize the fair value of all stock-based awards (measured on the grant date) as compensation expense over the vesting period. Alternatively, SFAS No. 123 allows entities to apply the provisions of APB Opinion No. 25 and provide pro forma disclosures of net income and earnings per share as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to apply the provisions of APB Opinion No. 25 and provide these pro forma disclosures.

            The Company's management recognition and retention plan ("MRP") is also accounted for in accordance with APB Opinion No. 25. The fair value of the shares awarded, measured at the grant date, is recognized as unearned compensation (a deduction from stockholders' equity) and amortized to compensation expense as the shares become vested. When MRP shares become vested, the Company records a credit to additional paid-in capital for tax benefits attributable to any MRP deductions for tax purposes in excess of the grant-date fair value charged to expense for financial reporting purposes.

      Earnings Per Share

            The Company has adopted SFAS No. 128, Earnings Per Share, which requires entities with complex capital structures to present both basic earnings per share ("EPS") and diluted EPS. Basic EPS excludes dilution and is computed by dividing net income applicable to common stock by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock (such as the Company's stock options) were exercised or converted into common stock or resulted in the issuance of common stock that would then share in the earnings of the entity. Diluted EPS is computed by dividing net income by the weighted average number of common shares outstanding for the period plus common stock equivalents. Unallocated ESOP shares that have not been committed to be released to participants are excluded from outstanding shares in computing both basic and diluted EPS. In accordance with SFAS No. 128, the Company has restated all prior-period EPS data to conform to the new requirements. EPS data for fiscal 1996 is for the six-month period following the Conversion.

(2)   Securities

            The Company's securities portfolio principally consists of mortgage-backed securities and U.S. Government and Agency securities. Mortgage-backed securities include both pass-through securities and collateralized mortgage obligations ("CMOs"), substantially all of which are guaranteed by U.S. Government or government-sponsored entities (Ginnie Mae, Fannie Mae and Freddie Mac).

            The following is a summary of securities at September 30, 1998:

                                                              Gross Unrealized
                                               Amortized   ----------------------       Fair
                                                 Cost       Gains        Losses        Value
                                                 ----       -----        ------        -----
                                                              (In thousands)
      Available-for-Sale Securities
      Mortgage-backed securities:
        Pass-through securities                $ 78,549    $  1,163     $    (34)    $ 79,678
      U.S. Government and Agency securities      43,801       1,017           (8)      44,810
      Equity securities                             967          --         (230)         737
                                               --------    --------     --------     --------
                Total available-for-sale       $123,317    $  2,180     $   (272)    $125,225
                                               ========    ========     ========     ========
      Held-to-Maturity Securities
      Mortgage-backed securities:
        Pass-through securities                $ 24,704    $    582     $    (56)    $ 25,230
        CMOs                                      9,104          98          (37)       9,165
                                               --------    --------     --------     --------
                                                 33,808         680          (93)      34,395
      U.S. Government and Agency securities       9,495          58           --        9,553
                                               --------    --------     --------     --------
                Total held-to-maturity         $ 43,303    $    738     $    (93)    $ 43,948
                                               ========    ========     ========     ========

            The following is a summary of securities at September 30, 1997:

                                                              Gross Unrealized
                                               Amortized   ----------------------       Fair
                                                 Cost       Gains        Losses        Value
                                                 ----       -----        ------        -----
                                                              (In thousands)
      Available-for-Sale Securities
      Mortgage-backed securities:
        Pass-through securities                $ 34,460    $    446     $    (14)    $ 34,892
        CMOs                                      8,148          --           (2)       8,146
                                               --------    --------     --------     --------
                                                 42,608         446          (16)      43,038
      U.S. Government and Agency securities      40,805         671           (7)      41,469
      Equity securities                           1,923          --         (144)       1,779
                                               --------    --------     --------     --------
                Total available-for-sale       $ 85,336    $  1,117     $   (167)    $ 86,286
                                               ========    ========     ========     ========
      Held-to-Maturity Securities
      Mortgage-backed securities:
        Pass-through securities                $ 35,283    $    733     $   (111)    $ 35,905
        CMOs                                     15,063         127         (124)      15,066
                                               --------    --------     --------     --------
                                                 50,346         860         (235)      50,971
      U.S. Government and Agency securities      25,983          50         (102)      25,931
                                               --------    --------     --------     --------
                Total held-to-maturity         $ 76,329    $    910     $   (337)    $ 76,902
                                               ========    ========     ========     ========

            Mortgage-backed and other debt securities at September 30, 1998 consisted of fixed-rate securities and adjustable-rate securities with amortized costs of $129.0 million and $36.7 million, respectively, and weighted average yields of 7.18% and 6.60%, respectively. Fixed-rate and adjustable-rate debt securities at September 30, 1997 totaled $93.9 million and $65.8 million, respectively, with weighted average yields of 7.30% and 6.74%, respectively.

            Mortgage-backed securities include securities guaranteed by Ginnie Mae, Fannie Mae and Freddie Mac with total amortized costs of $69.7 million, $ 34.7 million and $7.8 million, respectively, at September 30, 1998 ($30.7 million, $39.2 million and $22.7 million, respectively, at September 30, 1997). Privately-issued mortgage-backed securities had amortized costs of $0.2 million and $0.3 million at September 30, 1998 and 1997, respectively.

            The Company held step-up securities, issued by U.S. Government Agencies or government-sponsored enterprises, with total amortized costs and fair values of approximately $3.5 million at September 30, 1998 and $11.0 million at September 30, 1997. These securities initially pay an above-market yield for a short non-call period; if the securities are not called, the interest rate "steps-up" to a higher coupon rate which would be below then-current market rates. The Company's step-up securities had a weighted average yield of 5.69% and 5.97% at September 30, 1998 and 1997, respectively.

            The net unrealized gain on available-for-sale securities was $1.9 million ($1.1 million after taxes) at September 30, 1998, compared to $950,000 ($569,000 after taxes) at September 30, 1997. Changes in unrealized holding gains and losses resulted in an after-tax increase (decrease) in stockholders' equity of $576,000, $751,000 and ($40,000) during fiscal 1998, 1997 and 1996, respectively. These gains and losses will continue to fluctuate based on changes in the portfolio and market conditions.

            Sales of securities resulted in the following gross realized gains and gross realized losses during the years ended September 30:

                                                1998       1997      1996
                                                -----      -----      ----
                                                      (In thousands)
      Available-for-sale securities:
           Gains                                $ 278      $  47      $ --
           Losses                                (175)       (97)       --
                                                -----      -----      ----
                                                  103        (50)       --
                                                -----      -----      ----

      Held-to-maturity securities:
           Gains                                   16          2        --
           Losses                                  (2)        --        --
                                                -----      -----      ----
                                                   14          2        --
                                                -----      -----      ----

      Net gain (loss)                           $ 117      $ (48)     $ --
                                                =====      =====      ====

            The held-to-maturity securities sold in fiscal 1998 and 1997 were mortgage-backed securities with an amortized cost of $616,000 and $235,000, respectively, for which the Company had collected more than 85% of the principal purchased. Under SFAS No. 115, sales in these circumstances are deemed to be equivalent to maturities and, accordingly, do not call into question the intent to hold other debt securities to maturity in the future.

            The following is a summary of the amortized cost and fair value of U.S. Government and Agency securities at September 30, 1998, by remaining period to contractual maturity (ignoring earlier call dates, if any). Actual maturities may differ from contractual maturities because certain security issuers have the right to call or prepay their obligations.

                                  Available-for-Sale         Held-to-Maturity
                                 ---------------------     ---------------------
                                 Amortized      Fair       Amortized      Fair
                                   Cost         Value        Cost         Value
                                   ----         -----        ----         -----
                                               (In thousands)

Within one year                   $    --      $    --      $ 2,500      $ 2,503
One to five years                      --           --        3,496        3,510
Five to ten years                  19,100       19,343        1,500        1,528
Over ten years                     24,701       25,467        1,999        2,012
                                  -------      -------      -------      -------
          Total                   $43,801      $44,810      $ 9,495      $ 9,553
                                  =======      =======      =======      =======

(3)   Loans

            A summary of loans receivable at September 30 follows:

                                                         1998          1997
                                                       ---------     ---------
                                                            (In thousands)
      Real estate mortgage loans:
        Residential properties:
          One- to four-family                          $ 153,891     $  91,367
          Multi-family                                     7,846         5,658
        Commercial properties                             12,766        11,990
        Land loans                                           932         1,814
        Construction loans                                 2,613         2,786
        Construction loans in process                       (743)       (1,091)
        Deferred loan origination costs (fees), net          478          (167)
                                                       ---------     ---------
                                                         177,783       112,357
                                                       ---------     ---------
      Consumer loans:
        Home equity                                        3,678         3,217
        Personal                                           1,447         1,666
        Other                                              1,224         1,237
                                                       ---------     ---------
                                                           6,349         6,120
      Commercial business loans                            1,195         1,299
                                                       ---------     ---------
                                                           7,544         7,419
                                                       ---------     ---------

          Total loans receivable                         185,327       119,776

      Allowance for loan losses                           (1,302)       (1,093)
                                                       ---------     ---------

            Gross loans receivable at September 30, 1998 consisted of adjustable-rate loans of $142.2 million and fixed-rate loans of $43.4 million with weighted average yields of 7.60% and 7.99%, respectively. Adjustable-rate and fixed-rate loans at September 30, 1997 totaled $98.7 million and $22.3 million, respectively, with weighted average yields of 8.19% and 8.65%, respectively. One- to four-family residential mortgage loans at September 30, 1998 and 1997 include advances under home equity lines of credit of $4.6 million and $5.9 million, respectively, and cooperative apartment loans of $4.5 million and $4.8 million, respectively.

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

            Activity in the allowance for loan losses is summarized as follows for the years ended September 30:

                                            1998        1997        1996
                                          -------     -------     -------
                                                   (In thousands)

      Balance at beginning of year        $ 1,093     $   937     $   719
      Provision for losses                    375         300         462
      Charge-offs                            (193)       (157)       (333)
      Recoveries                               27          13          89
                                          -------     -------     -------

      Balance at end of year              $ 1,302     $ 1,093     $   937
                                          =======     =======     =======

            The principal balances of non-accrual loans past due ninety days or more at September 30 are as follows:

                                               1998       1997       1996
                                              ------     ------     ------
                                                      (In thousands)

      Real estate mortgage loans:
           One- to four-family                $  515     $  389     $1,757
           Commercial                            203        211        214
           Land                                   --        250        250
           Construction                           --        279        511
      Consumer loans                              35          9         43
                                              ------     ------     ------

                Total                         $  753     $1,138     $2,775
                                              ======     ======     ======

            If all interest payments on the foregoing non-accrual loans had been made during the respective years in accordance with the loan agreements, gross interest income of $64,000, $107,000 and $251,000 would have been recognized in fiscal 1998, 1997 and 1996, respectively, compared to interest income actually recognized of $48,000, $15,000 and $94,000, respectively.

            The Company's impaired loans, as defined under SFAS No. 114, consisted of non-accrual commercial mortgage, land and construction loans with a recorded investment totaling $203,000 and $740,000 at September 30, 1998 and 1997, respectively. All of these loans were collateral-dependent loans measured based on the fair value of the collateral in accordance with SFAS No. 114. The Company determines the need for an allowance for loan impairment under SFAS No. 114 on a loan-by-loan basis. At September 30, 1998 and 1997, such an allowance was not required with respect to the Company's impaired loans primarily due to the sufficiency of the related collateral values. The Company's average recorded investment in impaired loans was approximately $438,000, $799,000 and $700,000 for the years ended September 30, 1998, 1997 and 1996, respectively. Interest collections and income recognized on impaired loans (while such loans were considered impaired) were insignificant during fiscal 1998, 1997 and 1996.

            At September 30, 1998 and 1997, single-family real estate owned properties with net carrying values of $305,000 and $379,000, respectively, are included in other assets. Provisions for losses and other activity in the allowance for real estate owned losses were insignificant during the years ended September 30, 1998, 1997 and 1996.

            The Company has sold certain real estate mortgage loans and retained the related servicing rights. The principal balances of these serviced loans, which are not included in the accompanying consolidated balance sheets, totaled $81.7 million, $15.5 million and $14.0 million at September 30, 1998, 1997 and 1996, respectively, are included in other assets. These amounts include loans sold with recourse of $2.0 million, $2.7 million and $3.4 million at the respective dates, for which the Association does not expect to incur any significant losses. Real estate loans held for sale at September 30, 1998 and 1997 had total amortized costs of $13.3 million and $20.4 million, respectively, which approximated market value at those dates.

            During the year ended September 30, 1998, the Company sold $69.8 million of real estate mortgage loans, with servicing retained, and recognized a net gain of $371,000 on such sales (sales in fiscal 1997 and 1996 were not significant). The net gain in fiscal 1998 includes the effect of capitalizing mortgage servicing assets of $594,000 at the time of sale, in accordance with SFAS No. 125. At September 30, 1998, the amortized cost of capitalized mortgage servicing rights included in other assets was $538,000, which approximated fair value. Amortization of mortgage servicing rights was $56,000 for the year ended September 30, 1998.

(4)   Accrued Interest Receivable

            A summary of accrued interest receivable at September 30 follows:

                                                       1998          1997
                                                      ------        ------
                                                         (In thousands)

            Loans                                     $1,100        $  940
            Mortgage-backed securities                   640           486
            Other securities                           1,051         1,419
                                                      ------        ------
                 Total                                $2,791        $2,845
                                                      ======        ======

(5)   Office Properties and Equipment

            A summary of office properties and equipment at September 30 follows:

                                                           1998        1997
                                                         -------     -------
                                                            (In thousands)

      Land                                               $    45     $    45
      Buildings                                              246         240
      Leasehold improvements                                 591         589
      Furniture, fixtures and equipment                    2,344       1,773
                                                         -------     -------
                                                           3,226       2,647
      Less accumulated depreciation and amortization      (1,968)     (1,745)
                                                         -------     -------
           Total office properties and equipment, net    $ 1,258     $   902
                                                         =======     =======

(6)   Deposits

            Deposit balances and weighted average stated interest rates at September 30 are summarized as follows:

                                                          1998                  1997
                                                    ------------------    ---------------
                                                    Amount     Rate      Amount     Rate
                                                    ------     ----      ------     ----
                                                           (Dollars in thousands)
      Checking                                     $  5,423             $  4,655
      NOW                                            21,123    1.00%      19,055    2.00%
      Money market                                   27,613    3.64       21,624    3.33
      Regular savings                                43,492    2.43       44,591    2.56
      Club                                            1,282    2.43        1,132    2.56
                                                   --------             --------
                                                     98,933    2.34       91,057    2.49
                                                   --------             --------

      Savings certificates by remaining term to
        contractual maturity:
          Within one year                            84,261    5.28       71,765    5.23
          After one but within two years             36,555    5.72       30,882    5.64
          After two but within three years            5,140    5.52        9,547    6.29
          After three years                           6,292    5.78        4,682    5.78
                                                   --------             --------
                                                    132,248    5.43      116,876    5.45
                                                   --------             --------
          Total deposits                           $231,181    4.10%    $207,933    4.15%
                                                   ========             ========

            Savings certificates issued in denominations of $100,000 or more totaled $16.5 million and $12.9 million at September 30, 1998 and 1997, respectively. The FDIC generally insures depositor accounts up to $100,000, as defined in the applicable regulations.

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

            Interest expense on deposits is summarized as follows for the years ended September 30:

                                                 1998      1997      1996
                                                ------    ------    ------
                                                      (In thousands)

      NOW, club and money market accounts       $  841    $  862    $  788
      Regular savings accounts                   1,092     1,166     1,336
      Savings certificate accounts               7,123     5,894     5,656
                                                ------    ------    ------
                Total interest expense          $9,056    $7,922    $7,780
                                                ======    ======    ======

(7)   Borrowings

      Securities Repurchase Agreements

            In securities repurchase agreements, the Company borrows funds through the transfer of debt securities to the FHLB of New York, as counterparty, and concurrently agrees to repurchase the identical securities at a fixed price on a specified date. Repurchase agreements are collateralized by the securities sold and, in certain cases, by additional margin securities. During the years ended September 30, 1998, 1997 and 1996, the Company's average borrowings under repurchase agreements with the FHLB of New York were $81.9 million, $32.1 million and $1.2 million, respectively, and the maximum month-end balance outstanding was $119.9 million, $54.1 million and $10.3 million, respectively.

            Information concerning outstanding securities repurchase agreements with the FHLB of New York as of September 30, 1998 and 1997 is summarized as follows:

                               Repurchase Borrowings
      -----------------------------------------------------------------------
                                                          Accrued    Weighted    Fair Value
                                                          Interest   Average    of Collateral
      Remaining Term to Final Maturity (1)     Amount    Payable(2)    Rate     Securities(3)
      ------------------------------------     ------    ----------    ----    --------------
                                                        (Dollars in thousands)
      September 30, 1998
      Within 30 days                          $ 32,178    $    110    5.57%    $ 37,243
      After 30 days but within one year          9,600          57    5.76       10,933
      After one but within three years          13,100          10    5.81       12,237
      After three but within five years         22,500         179    5.80       24,694
      After five years                          30,412         200    5.47       33,387
                                              --------    --------             --------

           Total                              $107,790    $    556    5.64%    $118,494
                                              ========    ========             ========

      September 30, 1997
      Within 30 days                          $ 28,767    $    149    5.63%    $ 33,302
      After 30 days but within one year          4,729          59    6.15        5,248
      After three but within five years         20,600         145    6.01       21,499
                                              --------    --------             --------

           Total                              $ 54,096    $    353    5.82%    $ 60,049
                                              ========    ========             ========

      (1) The weighted average remaining term to final maturity was approximately 3.8 years and 1.7 years at September 30, 1998 and 1997, respectively. Certain securities repurchase agreements are callable by the FHLB of New York, prior to the maturity date. The weighted average remaining term to maturity, giving effect to earlier call dates, was approximately 1.7 years at September 30, 1998.
      (2)   Included in other liabilities in the consolidated balance sheets.
      (3) Represents the fair value of the mortgage-backed and other debt securities which were transferred to the counterparty, plus accrued interest receivable of $1.1 million and $537,000 at September 30, 1998 and 1997, respectively. These securities consisted of available-for-sale securities and held-to-maturity securities with fair values of $100.5 million and $16.9 million, respectively, at September 30, 1998 ($42.5 million and $17.0 million, respectively, at September 30, 1997).

            At September 30, 1998, the Company's "amount at risk" under securities repurchase agreements was approximately $10.1 million. This amount represents the excess of (i) the carrying amount, or market value if higher, of the securities transferred to the FHLB of New York plus accrued interest receivable over (ii) the amount of the repurchase liability plus accrued interest payable.

      FHLB Advances

            As a member of the FHLB of New York, the Association may have outstanding FHLB borrowings in a combination of term advances and overnight funds of up to 25% of its total assets, or approximately $94.5 million at September 30, 1998, none of which was used at that date. FHLB advances of $6.0 million at September 30, 1997 had a weighted average interest rate of 6.75% and a term to maturity of less than thirty days. Borrowings are secured by the Association's investment in FHLB stock and by a blanket security agreement. This agreement requires the Association to maintain as collateral certain qualifying assets (principally securities and residential mortgage loans) not otherwise pledged.

(8)   Income Taxes

            The components of income tax expense are summarized as follows for the years ended September 30:

                                            1998       1997        1996
                                           -------    -------     -------
                                                    (In thousands)
      Current tax expense:
          Federal                          $ 1,404    $ 1,177     $ 1,155
          State                                314        247         668
                                           -------    -------     -------
                                             1,718      1,424       1,823
                                           -------    -------     -------
      Deferred tax expense (benefit):
          Federal                              207        413        (410)
          State                                 79        153        (496)
                                           -------    -------     -------
                                               286        566        (906)
                                           -------    -------     -------

      Total income tax expense             $ 2,004    $ 1,990     $   917
                                           =======    =======     =======

            The following is a reconciliation of the expected income tax expense, computed at the applicable Federal statutory rate of 34%, to the actual income tax expense for the years ended September 30:

                                             1998       1997       1996
                                            ------     ------     ------
                                                (Dollars in thousands)

      Tax at Federal statutory rate         $1,668     $1,680     $  829
      New York State income taxes, net
           of Federal tax benefit              259        264        114
      Other reconciling items, net              77         46        (26)
                                            ------     ------     ------
      Actual income tax expense             $2,004     $1,990     $  917
                                            ======     ======     ======

      Effective income tax rate               40.9%      40.3%      37.6%
                                            ======     ======     ======

            The tax effects of temporary differences that give rise to deferred tax assets and liabilities are as follows at September 30:

                                                                 1998      1997
                                                                ------    ------
                                                                 (In thousands)
      Deferred tax liabilities:
        Net unrealized gain on available-for-sale securities    $  763    $  381
        Mortgage servicing assets                                  220        --
        ther taxable temporary differences                         371       200
                                                                ------    ------
           Total deferred tax liabilities                        1,354       581
                                                                ------    ------

      Deferred tax assets:
        Allowance for loan losses                                  533       448
        Other deductible temporary differences                      95        75
                                                                ------    ------
           Total deferred tax assets                               628       523
                                                                ------    ------

        Net deferred tax liability                              $  726    $   58
                                                                ======    ======

            Based on the Company's historical and anticipated future pre-tax earnings, management believes that it is more likely than not that the deferred tax assets will be realized.

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

            Certain amendments to the Federal and New York State tax laws regarding bad debt deductions were enacted in the quarter ended September 30, 1996. The Federal amendments eliminated the percentage-of-taxable-income method for tax years beginning after December 31, 1995 and imposed a requirement to recapture into taxable income (over a six-year period) the bad debt reserves in excess of the base-year amounts. The Company previously established, and has continued to maintain, a deferred tax liability with respect to such excess Federal reserves. The New York State amendments redesignated the State bad debt reserve as the base-year amount and permit future additions to the base-year reserve using the percentage-of-taxable-income method. These changes effectively eliminated the excess New York State reserves for which a deferred tax liability had been recognized and, accordingly, the Company reduced its deferred tax liability by $100,000 (with a corresponding reduction in income tax expense) during the quarter ended September 30, 1996.

            At September 30, 1998, the Association's base-year Federal and State tax bad debt reserves were $3.0 million and $9.8 million, respectively. In accordance with SFAS No. 109, deferred tax liabilities have not been recognized with respect to these reserves, since the Company does not expect that these amounts will become taxable in the foreseeable future. Under the tax laws as amended, events that would result in taxation of these reserves include (i) redemptions of the Association's stock or certain excess distributions to the Holding Company, and (ii) failure of the

      Association to retain a thrift charter or continue to maintain a specified qualifying-assets ratio and meet other thrift definition tests for New York State tax purposes. At September 30, 1998, the Association's unrecognized deferred tax liabilities with respect to its Federal and State tax bad debt reserves totaled $1.7 million.

(9)   Other Non-Interest Expense

            The components of other non-interest expense are as follows for the years ended September 30:

                                                       1998      1997     1996
                                                     -------   -------  -------
                                                           (In thousands)

      Professional services                          $   480   $   301  $   177
      Advertising and promotion                          258       246      118
      Stationery and printing                            149        93       68
      Telephone and postage                              134       107       80
      Insurance and surety bond premiums                 128       107       78
      Correspondent bank fees                            105       113      114
      Checking account expenses                          107       100       93
      Adjustment for settlement of Nationar claim         --        --     (162)
      Other                                              688       460      442
                                                     -------   -------  -------
                Total                                $ 2,049   $ 1,527  $ 1,008
                                                     =======   =======  =======

            In February 1995, the New York Superintendent of Banks took possession of Nationar, a check clearing and trust company, freezing all of Nationar's assets. At that time, the Company had a check clearing balance of $841,000 due from Nationar. Based upon the information available at September 30, 1995, management believed that there was at least a reasonable likelihood that the Company would not recover its entire claim against Nationar and, accordingly, a valuation allowance of $168,000 was recorded in fiscal 1995. In June 1996, the Company collected $835,000 in settlement of the claim. The difference of $162,000 between the amount collected and the claim's net carrying amount was reflected as a credit to other non-interest expense for the year ended September 30, 1996.

(10)  Employee Benefit and Stock Compensation Plans

      Pension Benefits

            All eligible Company employees are included in the New York State Bankers' Retirement System, a trusteed non-contributory pension plan. The benefits contemplated by the plan are funded through annual remittances based on actuarially determined funding requirements.

            The following is a reconciliation of the funded status of the plan and the amount of prepaid pension cost included in other assets at September 30:

                                                                           1998        1997
                                                                          -------     -------
                                                                             (In thousands)
      Actuarial present value of benefit obligations:
        Accumulated benefit obligation, including vested benefits
           of $1,231 in 1998 and $1,054 in 1997                           $(1,335)    $(1,063)
                                                                          =======     =======

        Projected benefit obligation                                      $(1,378)    $(1,224)
      Plan assets at fair value (primarily debt and equity securities)      2,093       1,963
                                                                          -------     -------
      Plan assets in excess of projected benefit obligation                   715         739
      Unrecognized net gain                                                  (142)       (179)
      Unrecognized prior service cost                                        (252)       (269)

                                                                          -------     -------
           Prepaid pension cost                                           $   321     $   291
                                                                          =======     =======

            Pension (credit) expense consisted of the following for the years ended September 30:

                                                       1998      1997      1996
                                                      -----     -----     -----
                                                           (In thousands)

      Service cost (benefits earned during the year)  $  73     $  72     $  96
      Interest cost on projected benefit obligation      97        94       111
      Actual return on plan assets                     (176)     (155)     (136)
      Net amortization and deferral                     (23)      (13)       --
                                                      -----     -----     -----
                   Net pension (credit) expense       $ (29)    $  (2)    $  71
                                                      =====     =====     =====

            The projected benefit obligation at September 30, 1998 and 1997 was computed using discount rates of 7.0% and 8.0%, respectively, and rates of compensation increase of 4.0% and 5.0%, respectively. The expected long-term rate of return on plan assets was 8.5%.

            The Company entered into a non-qualified Supplemental Executive Retirement Agreement with an executive officer, effective January 1, 1997, to provide retirement benefits in addition to the benefits provided by the pension plan. The projected benefit obligation at September 30, 1998 was approximately $175,000. This amount was computed using a discount rate of 7.0% and a rate of compensation increase of 4.0%. Pension expense for this agreement amounted to $45,000 in fiscal 1998 and $27,000 in fiscal 1997.

      Savings Plan

            The Company also maintains an employee savings plan under Section 401(k) of the Internal Revenue Code. Eligible employees may make contributions to the plan of up to 15% of their compensation, subject to a dollar limitation. Effective January 1997, the Company no longer makes matching contributions; prior thereto, matching contributions were made in amounts of up to 2% of a participant's compensation. Participants vest immediately in their own contributions and over a five-year period with respect to Company contributions. Savings plan expense was $10,000 in fiscal 1997 and $28,000 in fiscal 1996.

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

            Shares purchased by the ESOP are held in a suspense account by the plan trustee until allocated to participant accounts. Shares released from the suspense account are allocated to participants on the basis of their relative compensation. Participants become vested in the allocated shares over a period not to exceed five years. Any forfeited shares are allocated to other participants in the same proportion as contributions. Total shares released for allocation to participants were 28,566 in both fiscal 1998 and 1997, and 14,283 in fiscal 1996 following the Conversion. Compensation expense recognized with respect to these shares amounted to $534,000, $424,000 and $147,000 in fiscal 1998, 1997 and 1996, respectively, based on the average fair value of the Holding Company's common stock for each period. The cost of the 214,245 shares that have not yet been committed to be released to participant accounts is reflected as a reduction to stockholders' equity ($2.1 million at September 30, 1998). The fair value of these shares was approximately $3.3 million at that date.

      Stock Option and Incentive Plan

            On October 30, 1996, the stockholders approved the Yonkers Financial Corporation 1996 Stock Option and Incentive Plan. Under the plan, 357,075 shares of authorized but unissued Holding Company common stock are reserved for issuance to employees and non-employee directors upon option exercises. Options may be either non-qualified stock options or incentive stock options. Each option entitles the holder to purchase one share of common stock at an exercise price equal to the fair market value of the stock on the grant date. An initial grant of 264,951 options was made, effective October 30, 1996, at an exercise price of $12.875 per share. Options were granted later in fiscal 1997 for 3,000 shares at an exercise price of $16.625 per share and in fiscal 1998 for 3,000 shares at an exercise price of $21.625 per share. All options granted have a ten-year term and vest ratably over five years. No options were exercised through September 30, 1998 and the 270,951 outstanding options had a weighted average remaining term of approximately 8.1 years. At September 30, 1998, a total of 53,590 options with a weighted average exercise price $12.92 were exercisable and 86,124 reserved shares were available for future option grants.

            Options were granted at exercise prices equal to the fair value of the common stock at the grant dates. Therefore, in accordance with the provisions of APB Opinion No. 25 related to fixed stock options, no compensation expense is recognized with respect to options granted. Under the alternative fair-value-based method defined in SFAS No. 123, the fair value of all fixed stock options on the grant date would be recognized as expense over the vesting period. The estimated per-share fair value of options granted in fiscal 1998 and 1997 was $4.28 and $4.50, respectively, estimated using the Black-Scholes option-pricing model with assumptions approximately as follows: dividend yield of 1.8% and 1.7%; expected volatility rate of 38.3% and 25.3%; risk-free interest rate of 6.1% and 6.7%; and expected option life of 7.0 years. Had the Company applied the fair-value-based method of SFAS No. 123 to the options granted, it would have reported net income, basic EPS and diluted EPS of $2.7 million, $1.05 and $1.01, respectively, in fiscal 1998 ($2.8 million, $0.99 and $0.98, respectively, in fiscal
      1997).

      Management Recognition Plan

            On October 30, 1996, the stockholders also approved the Yonkers Financial Corporation 1996 Management Recognition Plan ("MRP"). The purpose of this plan is to provide directors, officers and employees with a proprietary interest in the Company in a manner designed to encourage such individuals to remain with the Company. Awards granted under this plan vest ratably over five years from the date of grant. The Holding Company completed the funding of the plan in November 1996 by purchasing 142,830 shares of common stock in the open market at a total cost of approximately $1.8 million. MRP awards for 108,905 of these shares were made in fiscal 1997, with the remaining 33,925 purchased shares included in treasury stock and available for future awards. Unearned compensation of $1.4 million was recorded with respect to the shares awarded, and $279,000 and $271,000 of that amount was amortized to compensation expense in fiscal 1998 and 1997, respectively.

(11)  Stockholders' Equity

      Conversion and Stock Offering

            Concurrent with the Conversion on April 18, 1996, the Holding Company sold 3,570,750 shares of its common stock in a subscription and community offering at a price of $10 per share, for net proceeds of $34.6 million after deducting conversion costs of $1.1 million. The Holding Company used $17.3 million of the net proceeds to acquire all of the common stock issued by the Association in the Conversion. Total common shares issued and outstanding were 3,570,750 at September 30, 1996, 3,020,763 at September 30, 1997 (net of 549,987 treasury shares) and 2,726,239 at September 30, 1998 (net of 844,511 treasury shares).

            In accordance with regulatory requirements, the Association established a liquidation account at the time of the Conversion in the amount of $15.8 million, equal to its equity at September 30, 1995. The liquidation account is maintained for the benefit of eligible and supplemental eligible account holders who continue to maintain their accounts at the Association after the Conversion. The liquidation account is reduced annually to the extent that eligible and supplemental eligible account holders have reduced their qualifying deposits as of each anniversary date. Subsequent increases do not restore such account holder's interest in the liquidation account. In the event of a complete liquidation of the Association, each eligible account holder and supplemental eligible account-holder will be entitled to receive a distribution from the liquidation account in an amount proportionate to the current adjusted qualifying balances for accounts then held.

      Earnings Per Share

            As discussed in note 1, the Company has adopted SFAS No. 128 and restated its EPS data for all periods to present basic EPS and diluted EPS in accordance with the new requirements.

            The following is a summary of the number of shares utilized in the Company's EPS calculations for the years ended September 30, 1998, 1997 and 1996. For purposes of computing basic EPS, net income applicable to common stock equaled net income for each of the periods presented.

                                                                  1998     1997       1996(1)
                                                                  -----    -----      -------
                                                                         (In thousands)
      Weighted average common shares outstanding
         for computation of basic EPS (2)                         2,598    2,815       3,292
        Common-equivalent shares due to the dilutive effect of
         stock options and MRP awards (3)                            77       35          --
                                                                  -----    -----       -----
      Weighted average common shares for
         computation of diluted EPS                               2,675    2,850       3,292
                                                                  =====    =====       =====

(1) From the date of Conversion, April 18, 1996. Net income for this six-month period was $729,000.
(2) Excludes unvested MRP awards and unallocated ESOP shares that have not been committed to be released.
(3)   Computed using the treasury stock method.

      Capital Distributions

            The Association may not declare or pay cash dividends on or repurchase any of its shares of common stock if the effect thereof would cause its stockholder's equity to be reduced below applicable regulatory capital requirements or the amount required to be maintained for the liquidation account. The OTS capital distribution regulations applicable to savings institutions (such as the Association) that meet their regulatory capital requirements, generally limit dividend payments in any year to the greater of (i) 100% of year-to-date net income plus an amount that would reduce surplus capital by one-half, or (ii) 75% of net income for the most recent four quarters. Surplus capital is the excess of actual capital at the beginning of the year over the institution's minimum regulatory capital requirement. The Association paid $4.8 million in dividends to the Holding Company in fiscal 1998 (none in fiscal 1997 and 1996).

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

            Pursuant to approvals received from the OTS, through September 30, 1998 the Holding Company has repurchased 810,586 shares of common stock for its treasury (or approximately 22.7% of its common stock issued). These repurchases were made in open market transactions, at a total cost of $12.8 million or an average of approximately $15.73 per share. These repurchases were in addition to 33,925 treasury shares included in the MRP purchases described in note 10.

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

            Management believes that, as of September 30, 1998 and 1997, the Association met all capital adequacy requirements to which it is subject. Further, the most recent OTS notification categorized the Association as a well-capitalized institution under the prompt corrective action regulations. There have been no conditions or events since that notification that management believes have changed the Association's capital classification.

            The following is a summary of the Association's actual capital amounts and ratios as of September 30, 1998 and 1997, compared to the OTS requirements for minimum capital adequacy and for classification as a well-capitalized institution:

                                                       Minimum Capital       Classification as
                             Association Actual            Adequacy           Well Capitalized
                             ------------------       ------------------     -----------------
                              Amount     Ratio        Amount     Ratio        Amount     Ratio
                              ------     -----        ------     -----        ------     -----
                                                   (Dollars in thousands)
September 30, 1998
Tangible capital             $ 35,218      9.3%       $ 5,654       1.5%          N/A      N/A
Tier I (core)capital           35,218      9.3         11,308       3.0      $ 18,845      5.0%
Risk-based capital:
     Tier I                    35,218     25.1            N/A       N/A         8,427      6.0
     Total                     36,520     26.0         11,236       8.0        14,045     10.0

September 30, 1997
Tangible capital             $ 37,108     12.1%       $ 4,608       1.5%          N/A      N/A
Tier I (core)capital           37,108     12.1          9,217       3.0      $ 15,361      5.0%
Risk-based capital:
     Tier I                    37,108     31.2            N/A       N/A         7,145      6.0
     Total                     38,201     32.1          9,527       8.0        11,909     10.0

(12)  Commitments and Contingencies

      Off-Balance Sheet Financial Instruments

            The Company had outstanding commitments to originate loans of $18.3 million and unadvanced lines of credit extended to customers of $3.7 million at September 30, 1998 ($16.4 million and $4.4 million, respectively, at September 30, 1997). Although these contractual amounts represent the Company's maximum potential exposure to credit loss, they do not necessarily represent future cash requirements since certain commitments and lines of credit may expire without being funded and others may not be fully drawn upon. Substantially all of these commitments and lines of credit have been provided to customers within the Company's primary lending area described in note 3.

            Commitments to originate loans are legally-binding agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments have fixed expiration dates (generally ranging up to 45 days) or other termination clauses and may require the payment of a fee by the customer. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral, if any, obtained by the Company upon extension of credit, is based on management's credit evaluation of the borrower. The Company's loan origination commitments at September 30, 1998 include $3.6 million for fixed-rate loans with interest rates ranging from 6.125% to 8.25%.

            Unused lines of credit are legally binding agreements to lend a customer as long as there is no violation of any condition established in the contract. Lines of credit generally have fixed expiration dates or other termination clauses. The amount of collateral obtained, if deemed necessary by the Company, is based on management's credit evaluation of the borrower.

            At September 30, 1998, the Company had a commitment to sell mortgage loans of $12.0 million. This sale was completed in October 1998. Loan sale commitments are used from time to time in order to limit the interest rate and market risk associated with loans held for sale and commitments to originate loans held for sale. Risks associated with commitments to sell mortgage loans include the possible inability of the counterparties to meet the contract terms, or of the Company to originate loans to fulfill the contracts. The Company controls its risk by entering into these agreements only with creditworthy counterparties.

      Lease Commitments

            The Company is obligated under non-cancelable leases for certain of its banking premises. Rental expense under these leases was $255,000, $203,000 and $172,000 for the years ended September 30, 1998, 1997 and 1996, respectively. At September 30, 1998, the future minimum rental payments under the lease agreements for the fiscal years ending September 30 are $313,000 in 1999, $275,000 in 2000, $220,000 in 2001, $171,000 in
      2002 and $59,000 in 2003.

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

            The following is a summary of the carrying amounts and fair values of the Company's financial assets and liabilities (none of which were held for trading purposes) at September 30:

                                                          1998               1997
                                                   -----------------   -----------------
                                                   Carrying   Fair     Carrying   Fair
                                                    Amount    Value     Amount    Value
                                                    ------    ------    ------    ------
                                                                (In millions)
      Financial assets:
        Cash and due from banks                     $  3.2    $  3.2    $  2.0    $  2.0
        Short-term investments                         1.0       1.0       1.5       1.5
        Securities                                   168.5     169.2     162.6     163.2
        Real estate mortgage loans held for sale      13.3      13.4      20.4      20.4
        Loans receivable                             184.0     186.9     118.7     119.5
        Accrued interest receivable                    2.8       2.8       2.8       2.8
        FHLB stock                                     6.4       6.4       3.0       3.0

      Financial liabilities:
        Savings certificate accounts                 132.3     133.9     116.9     116.9
        Other deposit accounts                        98.9      98.9      91.0      91.0
        Securities repurchase agreements             107.8     109.6      54.1      53.8
        FHLB advances                                   --        --       6.0       6.0

            The following is a description of the principal valuation methods used by the Company to estimate the fair values of its financial instruments:

      Securities

            The fair values of securities were based on market prices or dealer quotes.

      Loans

            Fair values of real estate mortgage loans held for sale were based on contractual sale prices for loans covered by investor commitments. Any remaining loans held for sale were valued based on current secondary market prices and yields.

            For valuation purposes, the portfolio of loans receivable was segregated into its significant categories, such as residential mortgage loans and consumer loans. These categories were further analyzed, where appropriate, into components based on significant financial characteristics such as type of interest rate (fixed or adjustable). Generally, management estimated fair values by discounting the anticipated cash flows at current market rates for loans with similar terms to borrowers of similar credit quality.

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

      Other Financial Instruments

            The other financial assets set forth in the preceding table have fair values that approximate the respective carrying amounts because the instruments are payable on demand or have short-term maturities and present relatively low credit risk and interest rate risk.

            The fair values of the loan origination commitments and unadvanced lines of credit described in note 12 were estimated based on an analysis of the interest rates and fees currently charged to enter into similar transactions, considering the remaining terms of the instruments and the creditworthiness of the potential borrowers. At September 30, 1998 and 1997, the fair values of these financial instruments approximated the related carrying amounts which were not significant.

(14)  Recent Accounting Pronouncements

            In June 1997, the FASB issued SFAS No. 130, Reporting Comprehensive Income, which establishes standards for the reporting and display of comprehensive income (and its components) in financial statements. The standard does not, however, specify when to recognize or how to measure items that make up comprehensive income. Comprehensive income represents net income and certain amounts reported directly in stockholders' equity, such as the net unrealized gain or loss on available-for-sale securities. While SFAS No. 130 does not require a specific reporting format, it does require that an enterprise display in the financial statements an amount representing total comprehensive income for the period. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997 and, accordingly, will be adopted by the Company in fiscal 1999. Management does not expect that SFAS No. 130 will have a significant impact on the Company's financial reporting.

            In June 1997, the FASB also issued SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. Among other things, SFAS No. 131 requires public companies to report (i) certain financial and descriptive information about its reportable operating segments (as defined), and (ii) certain enterprise-wide financial information about products and services, geographic areas and major customers. The required segment financial disclosures include a measure of profit or loss, certain specific revenue and expense items, and total assets. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997 and, accordingly, will be adopted by the Company in fiscal 1999. Management does not expect that SFAS No. 131 will have a significant impact on the Company's financial reporting.

            In February 1998, the FASB issued SFAS No.132, Employers' Disclosures about Pensions and Other Postretirement Benefits, which standardizes the disclosure requirements for these benefits; requires additional information on changes in the benefit obligations and fair values of plan assets; and eliminates certain present disclosure requirements. SFAS No. 132 is effective for fiscal years beginning after December 15, 1997 and, accordingly, will be adopted by the Company in fiscal 1999. Management does not expect that this standard will significantly affect the Company's financial reporting.

            In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which requires entities to recognize all derivatives as either assets or liabilities in the balance sheet at fair value. If certain conditions are met, a derivative may be specifically designated as a fair value hedge, a cash flow hedge, or a foreign currency hedge. A specific accounting treatment applies to each type of hedge. Entities may reclassify securities from the held-to-maturity category to the available-for-sale category at the time of adopting SFAS No. 133. SFAS No. 133 is effective for fiscal years beginning after June 15, 1999, although early adoption is permitted. The Company has not yet selected an adoption date or decided whether it will reclassify securities between categories. The Company is not presently engaged in derivatives and hedging activities covered by the new standard and, accordingly, SFAS No. 133 is not expected to have a material impact on the Company's consolidated financial statements.

            In October 1998, the FASB issued SFAS No. 134, Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans held for Sale by a Mortgage Banking Enterprise. SFAS No. 134 provides for the classification of such retained securities as held to maturity, available for sale, or trading in accordance with SFAS No.115. Prior accounting standards limited the classification of these securities to the trading category. SFAS No. 134 is effective for the fiscal quarter beginning after December 15, 1998 and is not expected to have a material impact on the Company's consolidated financial statements.

(15)  Parent Company Condensed Financial Information

            Set forth below are the condensed balance sheets of Yonkers Financial Corporation as of September 30, 1998 and 1997, and its condensed statements of income and cash flows for the periods indicated:

                                                             September 30,
                                                          ------------------
                                                           1998       1997
                                                          -------    -------
                                                             (In thousands)
      Condensed Balance Sheets
      Assets
          Cash                                            $   269    $   259
          Short-term investments                               --      1,546
          Securities                                        4,760      4,024
          Investment in subsidiary                         36,488     37,749
          Other assets                                        329        318
                                                          -------    -------
            Total assets                                  $41,846    $43,896
                                                          =======    =======

      Liabilities and Stockholders' Equity
          Liabilities                                     $    44    $    18
          Stockholders' equity                             41,802     43,878
                                                          -------    -------
            Total liabilities and stockholders' equity    $41,846    $43,896
                                                          =======    =======

                                                                                    Year Ended September 30,
                                                                                --------------------------------
                                                                                 1998        1997         1996*
                                                                                -------     -------      -------
                                                                                       (In thousands)
      Condensed Statements of Income
      Dividends received from subsidiary                                        $ 4,800     $    --      $    --
      Interest income                                                               537         682          388
      Non-interest expense                                                         (404)       (150)         (43)
                                                                                -------     -------      -------
          Income before income tax expense and effect of subsidiary earnings      4,933         532          345
      Income tax expense                                                             57         232          146
                                                                                -------     -------      -------
          Income before effect of subsidiary earnings                             4,876         300          199
      Effect of subsidiary earnings:
          Excess of dividends over current earnings of subsidiary                (1,975)         --           --
          Equity in undistributed earnings of subsidiary                             --       2,652          530
                                                                                -------     -------      -------
            Net income                                                          $ 2,901     $ 2,952      $   729
                                                                                =======     =======      =======

      * From the date of Conversion, April 18, 1996

                                                                                        Year Ended September 30,
                                                                                  -----------------------------------
                                                                                    1998         1997          1996*
                                                                                  --------     --------      --------
                                                                                              (In thousands)
      Condensed Statements of Cash Flows
      Cash flows from operating activities:
          Net income                                                              $  2,901     $  2,952      $    729
          Adjustments to reconcile net income to net cash
            provided by operating activities:
               Excess of dividends over current earnings of subsidiary               1,975           --            --
               Equity in undistributed earnings of subsidiary                           --       (2,652)         (530)
               Other adjustments, net                                                  947          392           140
                                                                                  --------     --------      --------
                  Net cash provided by operating activities                          5,823          692           339
                                                                                  --------     --------      --------
      Cash flows from investing activities:
          Purchases of securities                                                   (1,187)      (4,000)       (4,000)
          Proceeds from sales and calls of securities                                  256        4,000            --
          Purchase of subsidiary's common stock                                         --           --       (17,314)
                                                                                  --------     --------      --------
                  Net cash (used in) provided by investing activities                 (931)          --       (21,314)
                                                                                  --------     --------      --------
      Cash flows from financing activities:
          Common stock repurchased                                                  (5,676)      (8,909)           --
          Net proceeds from issuance of common stock, exclusive
            of ESOP shares                                                              --           --        31,771
          Dividends paid                                                              (752)        (610)         (164)
                                                                                  --------     --------      --------
                  Net cash (provided by) used in financing activities               (6,428)      (9,519)       31,607
                                                                                  --------     --------      --------
      (Decrease) increase in cash and cash equivalents                              (1,536)      (8,827)       10,632
      Cash and cash equivalents at beginning of period                               1,805       10,632            --
                                                                                  --------     --------      --------
      Cash and cash equivalents at end of period                                  $    269     $  1,805      $ 10,632
                                                                                  ========     ========      ========

(16)  Selected Quarterly Financial Data (Unaudited)

            The following is a summary of unaudited quarterly financial data for the fiscal years ended September 30, 1998 and 1997:

                                                               Three Months Ended
                                               ---------------------------------------------------
                                               December 31   March 31      June 30    September 30
                                               -----------   --------      -------    ------------
                                                      (In thousands, except per share data)
      Fiscal 1998
      Interest and dividend income               $6,054       $6,246       $6,429       $6,746
      Interest expense                            3,031        3,293        3,718        3,980
                                                 ------       ------       ------       ------
             Net interest income                  3,023        2,953        2,711        2,766
      Provision for loan losses                     175           75           75           50
      Non-interest income                           357          248          534          332
      Non-interest expense                        1,829        1,979        1,952        1,884
                                                 ------       ------       ------       ------
             Income before income tax expense     1,376        1,147        1,218        1,164
      Income tax expense                            568          459          491          486
                                                 ------       ------       ------       ------
             Net income                          $  808       $  688       $  727       $  678
                                                 ======       ======       ======       ======

      Earnings per common share:
             Basic                               $ 0.30       $ 0.26       $ 0.28       $ 0.28
             Diluted                               0.29         0.25         0.27         0.27
                                                 ======       ======       ======       ======

      Fiscal 1997
      Interest and dividend income               $4,740       $5,107       $5,339       $5,545
      Interest expense                            2,229        2,392        2,588        2,748
                                                 ------       ------       ------       ------
             Net interest income                  2,511        2,715        2,751        2,797
      Provision for loan losses                      75           75           75           75
      Non-interest income                           202          165          199          221
      Non-interest expense                        1,583        1,549        1,569        1,618
                                                 ------       ------       ------       ------
             Income before income tax expense     1,055        1,256        1,306        1,325
      Income tax expense                            388          508          513          581
                                                 ------       ------       ------       ------
             Net income                          $  667       $  748       $  793       $  744
                                                 ======       ======       ======       ======

      Earnings per common share:
             Basic                               $ 0.22       $ 0.27       $ 0.29       $ 0.28
             Diluted                               0.22         0.26         0.28         0.27
                                                 ======       ======       ======       ======

                          YONKERS FINANCIAL CORPORATION
                             STOCKHOLDER INFORMATION

ANNUAL MEETING

The annual meeting of stockholders will be held at 4:30 p.m., January 27, 1999, at The Yonkers Savings and Loan Association, FA, located at One Manor House Square, Yonkers, New York.

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

           QUARTER ENDED            HIGH        LOW       DIVIDENDS
           -------------            ----        ---       ---------

           December 31, 1996      $13 3/8     $12 1/8       $0.05

           March 31, 1997          16 1/4      12 3/4        0.05

           June 30, 1997           15 3/4      14 1/4        0.05

           September 30, 1997      20 3/8      15 3/8        0.06

           December 31, 1997       22          18 1/4        0.06

           March 31, 1998          20 1/4      18 5/16       0.07

           June 30, 1998           20          18 1/4        0.07

           September 30, 1998      19 3/8      13 7/8        0.08

The Board of Directors intends to continue the payment of cash dividends, dependent on the results of operations and financial condition of the Company, tax considerations, industry standards, economic conditions, general business practices and other factors. Dividend payment decisions are made with consideration of a variety of factors including earnings, financial condition, market considerations and regulatory restrictions. Restrictions on dividend payments are described in Note 11 of the Notes to the Consolidated Financial Statements included in this report.

As of September 30, 1998, the Company had approximately 491 stockholders of record and 2,726,239 outstanding shares of common stock.

SHAREHOLDER AND                                      TRANSFER
GENERAL INQUIRIES                                    AGENT

Joseph L. Macchia, Vice President and Secretary      Registrar & Transfer Co.
Yonkers Financial Corporation                        10 Commerce Drive
6 Executive Plaza                                    Cranford, New Jersey 07016
Yonkers, New York 10701                              (800) 456-0596
(914) 965-2500

INVESTOR
RELATIONS

Yonkers Financial Corporation
6 Executive Plaza
Yonkers, New York 10701
(914) 965-2500

ANNUAL AND OTHER REPORTS

The Company is required to file an annual report on Form 10-K for its fiscal year ended September 30, 1998, with the Securities and Exchange Commission. Copies of the Form 10-K annual report and the Company's quarterly reports may be obtained without charge by contacting:

                          YONKERS FINANCIAL CORPORATION
                              CORPORATE INFORMATION

COMPANY AND BANK ADDRESS

6 Executive Plaza                            Telephone  (914) 965-2500
Yonkers, New York 10701                      Fax        (914) 965-2599

BOARD OF DIRECTORS

William G. Bachop, Chairman                  Michael J. Martin
Retired professional engineer                Vice President of Herbert G.
and President of Herbert G. Martin, Inc.     Martin, Inc.

P. Anthony Sarubbi, Vice Chairman            Eben T. Walker
A consulting engineer and President of       President of Graphite Metallizing
P. Anthony Sarubbi, Inc.                     Corporation


Donald R. Angelilli                          Charles D. Lohrfink
A real estate broker employed by             Retired Public Affairs Director for
Weichert Realtors                            Consolidated Edison

Richard F. Komosinski
President and Chief Executive Officer
The Yonkers Savings and Loan Association, FA

OFFICERS

Richard F. Komosinski                        Joseph L. Macchia
President and Chief Executive Officer        Vice President, Secretary

Joseph D. Roberto                            Philip Guarnieri
Vice President, Treasurer and                Vice President
Chief Financial Officer

INDEPENDENT AUDITORS                         SPECIAL COUNSEL

KPMG Peat Marwick LLP                        Silver, Freedman & Taff, L.L.P.
3001 Summer Street                           1100 New York Avenue, N.W.
Stamford, Connecticut  06905                 Seventh Floor -- East Tower
                                             Washington, D.C.  20005