Form 10-K, Exhibit 13
period 1999-09-30
YONKERS FINANCIAL CORP
filed 1999-12-29
CIK 1005508

1999 ANNUAL REPORT










YONKERS FINANCIAL CORPORATION

1999 Annual Report  YONKERS FINANCIAL CORPORATION


MISSION STATEMENT

     The Mission of Yonkers Financial Corporation is to continue to be a strong community-oriented financial institution with an ongoing commitment to improving shareholder value, while delivering the highest quality products and services to our customers and business markets. As we expand our franchise, we will always strive to give extraordinary service to our customers by providing our employees with the means and opportunities to make full use of their skills and capabilities. These commitments to our shareholders, customers and employees will enable Yonkers Financial Corporation to maintain a level of profitability necessary to remain an independent institution for the benefit of the communities we serve.

                               YONKERS FINANCIAL CORPORATION  1999 Annual Report


FINANCIAL HIGHLIGHTS


                                                    AT OR FOR THE FISCAL YEAR ENDED SEPTEMBER 30,
                                                ---------------------------------------------------
(Dollars in thousands, except per share data)     1999               1998                 1997
---------------------------------------------------------------------------------------------------

SELECTED FINANCIAL CONDITION DATA

Total assets                                    $457,695             $383,204             $312,956
Loans receivable, net                            297,950              184,025              118,683
Mortgage-backed securities                        97,380              113,485               93,384
Other securities                                  41,368               55,043               69,231
Deposits                                         272,974              231,181              207,933
Borrowings                                       147,935              107,790               60,096
Stockholders' equity                              32,017               41,802               43,878
Book value per share(1)                            14.30                15.33                14.53

SELECTED OPERATING DATA

Net interest income                             $ 12,048             $ 11,453             $ 10,774
Net income                                         2,663                2,901                2,952
Basic earnings per common share(2)                  1.13                 1.12                 1.05
Diluted earnings per common share(2)                1.11                 1.08                 1.04

ASSET QUALITY DATA

Non-performing loans                            $    755             $    753             $  1,138
Non-performing loans to total loans
    receivable                                      0.25%                0.41%                0.94%


---------------------
(1) Represents stockholders' equity divided by total common shares outstanding at the end of the period.
(2) Earnings per share data for all periods has been computed in accordance with Statement of Financial Accounting Standards No. 128.


[BAR GRAPHS OF TOTAL ASSETS, LOANS RECEIVABLE, NET AND DEPOSITS]

1999 Annual Report  YONKERS FINANCIAL CORPORATION

[PICTURE CHAIRMAN,  RICHARD  F. KOMOSINSKI,  PRESIDENT AND CEO OMITTED]


TO OUR STOCKHOLDERS:

     Yonkers Financial Corporation made notable gains in 1999, achieving significant growth in assets, loans, deposits and number of branches. Perhaps most importantly, earnings per share also increased.

     We compete for loans, deposits and customers not only with community banks and thrifts but with some of the world's largest financial institutions. We succeed by focusing on meeting our community's particular needs and by exploiting emerging opportunities.

     Through our subsidiary, The Yonkers Savings and Loan Association, FA, we moved aggressively along the growth track outlined in our 1998 annual report. In the fiscal year ended September 30, 1999, our third full year as a public company, we significantly increased our mortgage lending, extended our branch operations into new geographic markets, and broadened our product and service offerings to retail and business customers. Total assets increased from $383.0 million to $457.7 million, a gain of $74.7 million, or 19.5%.

     As always, our objective is to enhance stockholder value, and it is indicative of the underlying strength of our business that we were able to pay for these investments in our franchise out of current earnings. Despite that expense, we achieved a modest gain in earnings per share, although net income decreased slightly.

EXPANDING  OUR  LENDING.

     We continued the vigorous expansion of our real estate lending activities, aided by our new modern lending center. Our energetic retail sales team, available to customers seven days a week, is supported by a full menu of lending products and an automated underwriting system that will soon allow completion and approval of a mortgage application in a customer's home, or practically anywhere, via laptop.

     Total loans (including loans receivable and loans being held for sale) increased by $101.8 million or 51.6%, to $299.2 million. Net loans receivable increased by $113.9 million or nearly 61.9%, from $184.0 million to $297.9 million. Most of this strong growth came from mortgages originated for one-to-four family homes, our traditional market niche, but lending for higher-yielding multi-family and mixed-use projects rose by $22.4 million as well.

     We achieved this growth without compromising our lending standards. Non-performing loans declined as a percentage of total loans receivable from 0.41% to 0.25%, a remarkable record that we believe reflects the quality of our loans and diligence of our staff.

                               YONKERS FINANCIAL CORPORATION  1999 Annual Report

EXTENDING  OUR  BRANCH  NETWORK.

     We capitalized on a growth opportunity created in part by consolidation among other financial institutions by expanding our retail banking franchise into new territories through five in-store branches. Operating in leased space seven days a week, these offer a fast and economical way to establish a presence and customer base in a new community. We opened our first two such branches within BJ's Wholesale Club warehouse stores in Wappingers Falls, Dutchess County and Yorktown Heights, Westchester County in December 1997 and October 1998, respectively. We launched two more in supermarkets in Mount Vernon, Westchester County and Poughkeepsie, Dutchess County in May and September 1999, and a fifth in a supermarket in the Westchester community of Cortlandt in October 1999. The first three branches have proven to be successful, beating even our own projections in attracting deposits, and we hope for similar results for the two newest ones. In addition, we expanded our network of ATMs to 11, eight in branches and three at stand-alone sites.

ATTRACTING NEW CUSTOMERS.

     Through our BusinessVantage program, launched during the fourth quarter, we intend to increase our commercial deposit base substantially. We now offer business customers a full range of banking products tied to a commercial checking account, and we have achieved this without adding staff. Business accounts comprise only about 2% of deposits but hold promise because they generate fee income and low-cost deposits.

     In another new program, offered by a subsidiary of The Yonkers Savings and Loan Association, FA, retail customers will soon be able to purchase mutual funds and annuities. This program is intended to help us keep our customers by meeting more of their needs.

GROWING OUR DEPOSIT BASE.

     All these efforts helped us attract deposits, our primary source of funds (along with borrowings). Total deposits grew from $231.2 million in 1998 to $273.0 million in 1999, an increase of $41.8 million or 18.1%. This enlarged deposit base enhances our capacity to generate additional earnings and increases the value of our retail franchise.

GAIN IN EARNINGS PER SHARE.

     Net interest income, the principal driver of our earnings, rose 5.2% to $12.0 million, continuing a strong upward trend. Despite our heavy investment in growth, we were able to maintain our earnings at close to the 1998 level. Net income for the 1999 fiscal year was $2.7 million, a decrease of 8.1% from $2.9 million in 1998.

     Basic earnings per share, however, rose to $1.13 ($1.11 diluted), compared with $1.12 ($1.08 diluted) in 1998. The increase resulted from our repurchase of 492,500 shares of our stock on the open market at a cost of $8.7 million, reducing shares outstanding to approximately 2.2 million. We will continue to repurchase shares when that yields a better, or comparable, return on capital than available alternatives.

1999 Annual Report  YONKERS FINANCIAL CORPORATION


[PICTURE OF BOARD OF DIRECTORS: MICHAEL J. MARTIN, CHARLES D. LOHRFINK, P. ANTHONY SARUBBI, VICE CHAIRMAN, WILLIAM G. BACHOP, CHAIRMAN, RICHARD F. KOMOSINSKI, PRESIDENT AND CEO, EBAN T. WALKER, DONALD T. WALKER AND DONALD R. ANGELILLI]

     Commitment, experience and community involvement are common characteristics of Yonkers Financial Corporation's Board of Directors. The Company's Directors are proud to uphold the long-standing values and traditions that have made the Yonkers Savings and Loan Association, FA successful for the past one hundred and eleven years.

     We maintained our quarterly dividend at $.08 per share, or $.32 per share for the 1999 fiscal year. In October 1999, our Board of Directors voted to increase the quarterly dividend to $.09 per share.

POSITIVE OUTLOOK  FOR  2000.

     Our outlook for the millennial year is distinctly positive. Barring an economic downturn or a sharp spike in interest rates, we expect continued growth in assets, loans, deposits and net interest income. Accordingly, we anticipate an increase in net earnings and earnings per share, based on the combined benefits of higher revenues, effective expense control, and sound cash management and tax strategies. After more than a year of effort, we believe we are well prepared to handle any Y2K issues that may arise.

     We will continue to take an opportunistic approach to growth, and are open to potential acquisitions if the "fit" and price are right. We remain committed to the goal of building shareholder value.

     In pursuing that goal, we are fortunate to have a skilled and diligent staff, a growing customer base and loyal stockholders. On behalf of the Board of Directors, I want to thank all of them for their staunch support.


                                           Sincerely,


                                           /s/ RICHARD F. KOMOSINSKI
                                           Richard F. Komosinski
                                           President and Chief Executive Officer

                               YONKERS FINANCIAL CORPORATION  1999 Annual Report

SELECTED CONSOLIDATED FINANCIAL DATA


                                                       At or for the Fiscal Year Ended September 30,
                                                       ---------------------------------------------
(Dollars in thousands, except per share data)           1999      1998      1997      1996      1995
----------------------------------------------------------------------------------------------------
SELCETED FINANCIAL CONDITION DATA:
Total Assets                                           $457,695  $383,204  $312,956  $259,534  $208,283
Loans receivable, net                                   297,950   184,025   118,683    86,666    83,679
Real estate mortgage loans held for sale                  1,226    13,334    20,437       ---       ---
Securities :
  Available-for-sale                                    116,712   125,225    86,286    58,552    20,877
  Hold-to-maturity                                       21,936    43,303    76,329    95,007    95,464
Cash and cash equivalents                                 4,651     4,195     3,593    12,500     3,261
Deposits                                                272,974   231,181   207,933   190,675   188,009
Borrowings                                              147,935   107,790    60,096    18,264     4,295
Stockholders' equity(1)                                  32,017    41,802    43,878    48,999    15,765

SELECTED OPERATING DATA:
Interest and dividend income                            $26,932  $  25,475 $ 20,731   $16,376  $ 14,063
Interest expense                                         14,884     14,022    9,957     7,975     7,004
    Net interest income                                  12,048     11,453   10,774     8,401     7,059
Provision for loan losses                                   235        375      300       462       493
    Net interest income after provision for loan
      losses                                             11,813     11,078   10,474     7,939     6,566
Noninterest income                                        1,512      1,410      733       649       638
Noninterest expense (excluding special assessment)        9,092      7,583    6,265     4,985     4,731
SAIF-special assessment(2)                                  ---        ---      ---     1,166       ---
                                                         ------   --------  -------    ------   -------
    Income before income tax expense                      4,233      4,905    4,942     2,437     2,473
Income tax expense                                        1,570      2,004    1,990       917     1,033
                                                         ------   --------  -------    ------   -------
    Net income(3)                                       $ 2,663     $2,901  $ 2,952    $1,520    $1,440
                                                         ------     ------  -------    ------    ------
Basic earnings per common share(4)                      $  1.13    $  1.12  $  1.05    $ 0.22      ---
Diluted earnings per common share(4)                    $  1.11    $  1.08  $  1.04    $ 0.22      ---


1999 Annual Report  YONKERS FINANCIAL CORPORATION


                                                             At or for the Fiscal Year Ended September 30,
                                              -----------------------------------------------------------------------------

                                                   1999           1998            1997           1996            1995
                                              -------------    -------------   ------------   -------------   -------------

                                                             (Dollars in thousands, except per share data)
SELECTED STATISTICAL DATA:(5)
Return on average assets(3)                          0.68%          0.82%           1.05%          0.66%           0.72%
Return on average equity(3)                          6.64           6.72            6.72           4.60            9.61
Net interest margin(6)                               3.13           3.28            3.93           3.73            3.61
Average interest rate spread(7)                      2.71           2.67            3.26           3.13            3.34
Efficiency ratio(8)                                 67.55          59.33           54.43          57.12           58.18
Noninterest expense to average assets(3)             2.31           2.16            2.26           2.70            2.39
Nonperforming loans to total loans
 receivable                                          0.25           0.41            0.94           3.14            4.15
Allowance for loan losses to
   nonperforming loans                             199.07         172.91           96.05          33.77           20.37
Allowance for loan losses to total loans
   receivable                                        0.50           0.70            0.90           1.06            0.84
Nonperforming assets to total assets                 0.16           0.28            0.48           1.30            1.80
Equity to total assets at end of period              7.00          10.91           14.02          18.88            7.57
Average equity to average assets                    10.21          12.18           15.69          14.41            7.50
Book value per share(9)                            $14.30         $15.33          $14.53         $13.72             ---
Cash dividends per share                             0.32           0.28            0.21           0.05             ---
Dividend payout ratio(10)                           28.73%         25.92%          20.66%         22.50%            ---

---------------------
(1) Includes additional capital in 1999, 1998, 1997 and 1996 subsequent to the sale of the Holding Company's common stock in connection with the Association's conversion tostock form on April 18, 1996.
(2) Represents the Association's share of a special assessment imposed on all financial institutions with deposits insured by the Savings Association Insurance Fund (the "SAIF").
(3) Excluding the after-tax SAIF charge described in note (2), net income for fiscal 1996 would have been approximately $700,000 higher, resulting in a return on average assets of 0.97% and a return on average equity of 6.71%. The ratio of noninterest expense to average assets would have been 2.20%.
(4) Earnings per share data for all periods has been computed in accordance with Statement of Financial Accounting Standards No. 128. Earnings per share for fiscal 1997 is for the period following the Association's conversion.
(5) With the exception of end-of period ratios are based on average daily balances in 1999, 1998 and 1997, and average monthly balances in earlier years.
(6)  Net interest income divided by average interest-earnings assets.
(7) The difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities.
(8) Noninterest expense (other than certain loss provisions and the SAIF special assessment) divided by the sum of net interest income and noninterest income (other than net security gains and losses).
(9) Represents stockholders' equity divided by total common shares outstanding at the end of the period.
(10) Dividends paid as a percentage of net income. Ratio for fiscal 1996 is based on net income for the six-month period following the Association's conversion to stock form.

                               YONKERS FINANCIAL CORPORATION  1999 Annual Report

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

GENERAL

     Yonkers Financial Corporation (the "Holding Company") is the unitary savings association holding company for The Yonkers Savings and Loan Association, FA (the "Association"), a federally chartered savings and loan association and a wholly owned subsidiary of the Holding Company. Collectively, the Holding Company and the Association are referred to herein as the "Company." On April 18, 1996, the Association converted from a mutual savings and loan association to a stock savings and loan association (the "Conversion"). Concurrent with the Conversion, the Holding Company sold 3,570,750 shares of its common stock in a subscription and community offering at a price of $10.00 per share, for net proceeds of $34.6 million (the "Stock Offering").

     The Association has two wholly owned subsidiaries, Yonkers REIT, Inc., a real estate investment trust (the "REIT"), and Yonkers Financial Services, Inc., a subsidiary that sells savings bank life insurance and annuities.

     The Company's primary market area consists of Westchester County, New York, and portions of Putnam, Rockland and Dutchess Counties, New York. Business is conducted from its executive offices as well as four full-service banking offices and a lending office located in Yonkers, New York. A branch located in a discount store in Wappingers Falls, Dutchess County, was opened in December 1997 and a second in-store branch was opened in Yorktown Heights, Westchester County in October 1998. In May 1999, a third in-store branch was opened in a supermarket in Mt. Vernon, Westchester County and a fourth was opened in a supermarket in Poughkeepsie, Dutchess County in September 1999.

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

OPERATING STRATEGY

     The Company's basic mission is to maintain its focus as an independent, community-oriented financial institution servicing customers in its primary market area. The Board of Directors has sought to accomplish this mission through an operating strategy designed to maintain capital in excess of regulatory requirements and manage, to the extent practical, the Company's loan delinquencies and vulnerability to changes in interest rates. The key components of the Company's operating strategy are to: (i) focus its lending operations on the origination of loans secured by one- to four-family residential real estate, with a portion of such originations being sold in the secondary market; (ii) maintain a significant portfolio of adjustable-rate loans, that includes loans with rates that adjust periodically after an initial fixed-rate period; (iii) supplement its one- to four-family residential lending activities with higher-yielding multi-family, commercial real estate, consumer, construction and land loans; (iv) augment its lending activities with investments in mortgage-backed and other securities; (v) build and maintain its regular savings, transaction, money market and club accounts; (vi) increase, at a managed pace, the volume of the Company's assets and liabilities; and (vii) utilize borrowings to fund increases in asset volume at a positive interest-rate spread.

1999 Annual Report  YONKERS FINANCIAL CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (continued)


COMPARISON OF FINANCIAL CONDITION AT SEPTEMBER 30, 1999 AND 1998

     Total assets at September 30, 1999 amounted to $457.7 million, an increase of $74.7 million or 19.5% from $383.0 million at September 30, 1998. Asset growth during the period was funded primarily through proceeds from borrowings through Federal Home Loan Bank ("FHLB") advances and growth in the Company's deposit base relating to the expansion of its retail franchise. In addition, a portion of the available funding was used to repurchase shares of the Company's common stock.

     Funds provided by borrowings and deposit growth, as well as proceeds from sales of mortgage loans held for sale, were primarily invested in new loans. Overall, total loans (loans receivable and mortgage loans held for sale) increased $101.8 million or 51.6% to $299.2 million at September 30, 1999 from $197.4 million at September 30, 1998. One-to four-family mortgage loans accounted for $78.5 million of the overall increase (net of a decrease of $12.1 million in loans held for sale). Commercial real estate loans increased $14.0 million or 7.1%, and, multi-family real estate loans increased $8.4 million or 4.3% reflecting the Company's intention to increase higher-yielding assets, while changes in other portfolio categories were less significant. The loan growth during fiscal 1999 represented loan originations of $178.1 million, offset by principal repayments of $38.5 million, loans sold of $37.4 million, and an increase in the allowance for loan losses of $201,000. The increase in loan production was the result of an expanded mortgage representative sales force and the establishment of a new lending center during fiscal 1999, as well as favorable market conditions.

     Total securities at September 30, 1999 decreased $29.9 million to $138.6 million from $168.5 million at September 30, 1998, reflecting a $21.4 million decrease in held-to-maturity securities and a $8.5 million decrease in available-for-sale securities. These decreases reflect the significant increase in loan volume during fiscal 1999. The $21.4 million decrease in held-to-maturity securities primarily reflects principal repayments, maturities and calls. The $8.5 million decrease in available-for-sale securities primarily reflects $38.7 million in principal repayments, maturities and calls, $17.6 million in proceeds from sales and a $6.2 million decrease in the market value of the portfolio, partially offset by purchases of $54.3 million (including purchases of longer-term, fixed-rate securities funded with borrowings under repurchase agreements). Available-for-sale securities represented 84.2% of the total securities portfolio at September 30, 1999, compared to 74.3% at September 30, 1998. Cash and cash equivalents increased $456,000 to $4.7 million at September 30, 1999 from $4.2 million at September 30, 1998.

     Deposit liabilities increased $41.8 million or 18.1% to $273.0 million at September 30, 1999 from $231.2 million at September 30, 1998. The increase is attributable to the opening of three additional in-store branches in fiscal 1999 as well as continued aggressive cross-selling, quality customer service and new deposit products.

     Borrowings increased $40.1 million (primarily FHLB advances) to $147.9 million at September 30, 1999 from $107.8 million at September 30, 1998. For information regarding the terms of the borrowings, see "Liquidity and Capital Resources".

     Stockholders' equity amounted to $32.0 million at September 30, 1999, a $9.8 million decrease from $41.8 million at September 30, 1998. The decrease is primarily attributable to common share repurchases of $8.7 million for the treasury, and a $3.7 million decrease in the after-tax net unrealized gain on available-for-sale securities, partially offset by net income retained after dividends of $1.9 million, and a combined increase of $755,000 relating to the employee stock ownership plan ("ESOP") and the management recognition plan ("MRP"). A total of 492,500 common shares were repurchased in open market transactions during fiscal 1999 at an average cost of $17.75 per share. The ratio of stockholders' equity to total assets decreased to 7.00% at September 30, 1999 from 10.91% at September 30, 1998, reflecting substantial asset growth coupled with the net decrease in stockholders' equity. Book value per share (computed based on total shares issued less treasury shares) was $14.30 at September 30, 1999, a decrease from $15.33 at September 30, 1998. For information regarding the Association's regulatory capital, see "Liquidity and Capital Resources".

                               YONKERS FINANCIAL CORPORATION  1999 Annual Report


                                                                      For the Year Ended September 30,
                                          ------------------------------------------------------------------------------------------
                                                       1999                          1998                          1997
                                          ------------------------------ ----------------------------- -----------------------------
                                          Average               Average  Average             Average   Average             Average
                                          Balance    Interest Yield/Cost Balance   Interest Yield/Cost Balance   Interest Yield/Cost
                                          --------   -------- ---------- --------  -------- ---------- --------  -------- ----------
                                                                         (Dollars in thousands)
Assets
Interest-earning assets:
    Loans (1)                             $221,754    $16,399    7.40%   $169,011   $13,243   7.84%   $ 98,721    $ 8,603   8.71%
    Mortgage-backed securities (2)         109,831      7,032    6.40     108,674     7,394   6.80      88,030      6,078   6.90
    Other securities (2)                    40,331      2,837    7.03      62,654     4,356   6.95      79,584      5,655   7.11
    Other earning assets                    13,108        664    5.07       8,646       482   5.57       7,760        395   5.09
                                          ---------   --------           ---------  -------           ---------   -------
       Total interest-earning assets       385,024    $26,932    6.99     348,985   $25,475   7.30     274,095    $20,731   7.56
                                                      --------                      -------                       -------

Allowance for loan losses                   (1,423)                        (1,195)                      (1,048)
Non-interest earning assets                  9,194                          6,738                        6,850
                                          ---------                      ---------                    ---------
       Total assets                       $392,795                       $354,528                     $279,897
                                          ---------                      ---------                    ---------
Liabilities and  Stockholders' Equity
Interest-bearing liabilities:
    NOW, club and money market
          accounts                        $ 56,462    $ 1,286    2.28%   $ 47,078     $ 841   1.79%   $ 38,284      $ 862   2.25%
    Regular savings accounts (3)            49,148        949    1.93      45,124     1,092   2.42      46,636      1,166   2.50
    Savings certificate accounts           144,475      7,308    5.06     124,647     7,123   5.71     110,935      5,894   5.31
                                          ---------   --------           ---------  -------           ---------   -------
       Total interest-bearing deposits     250,085      9,543    3.82     216,849     9,056   4.18     195,855      7,922   4.04

    Borrowings                              97,138      5,341    5.50      86,031     4,966   5.77      35,260      2,035   5.77
                                          ---------   --------           ---------  -------           ---------   -------
       Total interest-bearing liabilities  347,223    $14,884    4.29     302,880   $14,022   4.63     231,115    $ 9,957   4.30
                                                      --------                      -------                       -------

Non-interest-bearing liabilities             5,485                          8,461                        4,860
                                          ---------                      ---------                    ---------
       Total liabilities                   352,708                        311,341                      235,975

Stockholders' equity                        40,087                         43,187                       43,922
                                          ---------                      ---------                    ---------
       Total liabilities and              $392,795                       $354,528                     $279,897
           stockholders' equity           ---------                      ---------                    ---------
Net interest income                                   $12,048                       $11,453                       $10,774
                                                      --------                      -------                       -------
Average interest rate spread (4)                                 2.71%                         2.67%                         3.26%
Net interest margin (5)                                          3.13%                         3.28%                         3.93%
Net interest-earning assets (6)           $ 37,801                       $ 46,105                     $ 42,980
                                          ---------                      ---------                    ---------
Ratio of average interest-earning
    assets to average interest-
    bearing liabilities                                        110.89%                       115.22%                       118.60%

----------------------
(1) Balances are net of deferred loan fees and construction loans in process, and include loans receivable and loans held for sale. Nonaccrual loans are included in the balances.
(2)  Average balances represent amortized cost.
(3)  Includes mortgage escrow accounts.
(4) Average interest rate spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabillities.
(5) Net interest margin represents net interest income divided by average total interest-earning assets.
(6) Net interest-earning assets represents total interest-earning assets less total interest-bearing liabilities.

1999 Annual Report  YONKERS FINANCIAL CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (continued)

ANALYSIS OF NET INTEREST INCOME

     Net interest income represents the difference between income on interest-earning assets and expense on interest-bearing liabilities. Net interest income is affected by the relative amounts of interest-earning assets and interest-bearing liabilities, and the interest rates earned or paid on them.

     The following table sets forth average balance sheets, average yields and costs, and certain other information for the years ended September 30, 1999, 1998 and 1997. The average yields and costs were computed by dividing interest income or expense by the average balance of the related assets or liabilities. Average balances were computed based on daily balances. The yields include the effect of deferred fees, discounts and premiums included in interest income. No tax-equivalent yield adjustments were made for tax-exempt securities, as the effect thereof was not material.

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


                                     Fiscal 1999 Compared to Fiscal 1998     Fiscal 1998 Compared to Fiscal 1997
                                     -----------------------------------     -----------------------------------
                                        Increase (Decrease)                     Increase (Decrease)
                                               Due to                                  Due to
                                        -------------------     Net             -------------------      Net
                                         Volume      Rate      Change            Volume      Rate      Change
                                        --------   --------   --------          --------   --------   --------
                                                                                                  (In Thousands)
Interest-earning assets:
  Loans                                 $ 3,936    $  (780)   $ 3,156           $ 5,576    $  (936)   $ 4,640
  Mortgage-backed securities                 73       (435)      (362)            1,408        (90)     1,318
  Other securities                       (1,570)        51     (1,519)           (1,177)      (124)    (1,301)
  Other earning assets                      229        (47)       182                48         39         87
                                        -------    -------    -------           -------    -------    -------
               Total                      2,668     (1,211)     1,457             5,855     (1,111)     4,744
                                        -------    -------    -------           -------    -------    -------
Interest-bearing liabilities:
  NOW, club and money market accounts       188        257        445               175       (196)       (21)
  Regular savings accounts                   91       (234)      (143)              (37)       (37)       (74)
  Savings certificate accounts            1,052       (867)       185               764        465      1,229
  Borrowings                                616       (241)       375             2,931         --      2,931
                                                   -------    -------           -------    -------    -------
                                                                                                      -------
               Total                      1,947     (1,085)       862             3,833        232      4,065
                                        -------    -------    -------           -------    -------    -------

Net change in net interest income       $   721    $  (126)   $   595           $ 2,022    $(1,343)   $   679
                                        -------    -------    -------           -------    -------    -------


COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED SEPTEMBER 30, 1999 AND 1998

GENERAL.

     Net income was $2.7 million and diluted earnings per common share ("EPS") was $1.11 for the fiscal year ended September 30, 1999, a $238,000 decrease from net income of $2.9 million and diluted EPS of $1.08 for the fiscal year ended September 30, 1998. Basic EPS was $1.13 for the fiscal year ended September 30, 1999 compared to $1.12 for fiscal 1998. The decrease in net income reflects a $1.5 million increase in non-interest expense, partially offset by an increase of $595,000 in net interest income, a decrease of $434,000 in income tax expense, a $140,000 decrease in the provision for loan losses, and a $102,000 increase in non-interest income.

NET INTEREST  INCOME.

     Net interest income for the year ended September 30, 1999 was $12.0 million, an increase of $595,000 from $11.5 million for the prior year. The increase primarily reflects a rise in the average interest rate spread, partially offset by a decline in net-interest earning assets (total interest-earning assets less total interest-bearing liabilities) primarily due to $8.7 million in funds used to purchase treasury stock during fiscal 1999. The increase in the average interest rate spread is primarily a result of a decrease in the cost of funds as well as increases in the proportion of assets consisting of commercial real estate and multi-family loans. The Company's average interest rate spread increased to 2.71% for fiscal 1999 from 2.67% for fiscal 1998, while the net interest margin decreased to 3.13% for fiscal 1999 from 3.28% for fiscal 1998.

INTEREST AND DIVIDEND  INCOME.

     Interest and dividend income increased $1.4 million, or 5.72%, to $26.9 million for fiscal 1999 from $25.5 for fiscal 1998. This increase reflects the impact of a $36.0 million increase in total average interest-earning assets, primarily loans, partially offset by a 31 basis point decrease in the average yield on such assets to 6.99% for the year ended September 30, 1999 from 7.30% for the prior year.

                               YONKERS FINANCIAL CORPORATION  1999 Annual Report

     Interest income on loans increased $3.2 million to $16.4 million for the year ended September 30, 1999 from $13.2 million for the prior year, reflecting a $52.7 million increase in the average balance, partially offset by a 44 basis point decrease in the average yield. The increase in the average balance of loans was primarily attributable to an increase in originations of one- to four-family residential loans for portfolio purposes and the reinvestment of proceeds from principal repayments, maturities and calls of securities. The decline in the average yield was primarily attributable to the origination of new loans (including refinancings) in a lower interest rate environment.

     On a combined basis, interest and dividend income on mortgage-backed and other securities decreased $1.9 million to $9.9 million for fiscal 1999 from $11.8 million for the prior year. Interest on mortgage-backed securities decreased by $362,000, attributable to the effects of a 40 basis point decrease in the average yield partially offset by a $1.1 million increase in the average balance. The lower average yield on mortgage-backed securities in fiscal 1999 reflects the impact of higher premium amortization caused by increased repayments of principal. Interest on other securities declined by $1.5 million, primarily attributable to a $22.3 million decrease in the average balance. The decrease in the average balance of other securities was primarily attributable to calls of higher yielding agency securities in the lower interest rate environment of fiscal 1999.

     Interest and dividend income on other earning assets increased $182,000, attributable to a $4.5 million increase in the average balance, partially offset by a 50 basis point decrease in the average yield.

INTEREST  EXPENSE.

     Interest expense totaled $14.9 million for the year ended September 30, 1999, an increase of $862,000 from $14.0 million for the prior year.

     Interest expense on deposits increased $487,000 to $9.5 million for fiscal 1999 from $9.1 million for fiscal 1998. This increase reflects the impact of a $33.2 million increase in the average balance of interest-bearing deposits, partially offset by a 36 basis point decrease in the average rate paid on deposits to 3.82% for the year ended September 30, 1999 from 4.18% for the prior year. The increase in average interest-bearing deposits consisted of a $19.9 million increase in average savings certificate accounts (to $144.5 million from $124.6 million), a $9.4 million increase in average NOW, club and money market accounts (to $56.5 million from $47.1 million), and a $4.0 million increase in average regular savings accounts (to $49.1 million from $45.1 million). The overall decrease in the average rate paid on deposits during fiscal 1999 primarily reflects a 65 basis point decrease in the average rate paid on savings certificate accounts, coupled with a 49 basis point decrease in the average rate paid on regular savings accounts, partially offset by a 49 basis point increase in the average rate paid on NOW, club and money market accounts.

     Interest expense on borrowings increased $375,000 to $5.3 million for fiscal 1999 from $5.0 million for fiscal 1998, as the Company continued to increase borrowings, primarily FHLB advances, to leverage available capital and support further loan growth. Total borrowings averaged $97.1 million for fiscal 1999 at an average rate of 5.50% compared to $86.0 million and 5.77%, respectively, for the prior-year. See "Liquidity and Capital Resources" for a further discussion of the Company's borrowings.

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

     The provision for loan losses was $235,000 in fiscal 1999 and $375,000 in fiscal 1998. Loans receivable (before the allowance for loan losses) increased to $299.4 million at September 30, 1999 from $185.3 million at September 30, 1998, and the allowance for loan losses increased to $1.5 million at September 30, 1999 from $1.3 million a year earlier. The higher provision in fiscal 1998 reflected the impact of higher net charge-offs, which were $166,000 for the period, compared to $34,000 for fiscal 1999. The allowance for loan losses represented 0.50% of total loans receivable at September 30, 1999, compared to 0.70% at September 30, 1998. Non-performing loans increased slightly to $755,000 at September 30, 1999 from $753,000 at September 30, 1998. The ratio of the allowance for loan losses to non-performing loans was 199.07% at September 30, 1999, compared to 172.91% at September 30, 1998. See "Asset Quality" for further information concerning the provision and allowance for loan losses.

NON-INTEREST INCOME.

     Non-interest income increased $102,000 to $1.5 million for the year ended September 30, 1999 compared to $1.4 million for the prior year. The increase was primarily attributable to increases in service charges and fee income and other non-interest income, partially offset by decreases in the net gain on sales of real estate mortgage loans held for sale and available-for-sale securities. The $239,000 increase in service charges and fee income primarily reflects increases in transaction volume. In fiscal 1999, mortgage loan sales totaled $37.4 million, resulting in a net gain of $197,000 (including the recognition of mortgage servicing assets), as compared to loan sales of $69.8 million in fiscal 1998, which resulted in net gains of $371,000. In addition, a provision for losses on loans held for sale of $97,000 was charged to net gain on sales of loans for fiscal 1999, while no such provisions were made in fiscal 1998. The net gain on sales of loans held for sale includes the effect of capitalizing mortgage servicing assets at the time of sale, in accordance with Statement of Financial Accounting Standards No. 125, which amounted to $362,000 for fiscal 1999 and $594,000 for the prior year. Servicing assets with a carrying value of $548,000 and $538,000 (after amortization) are included in other assets in the consolidated balance sheet as of September 30, 1999 and 1998, respectively. See also Notes 1 and 3 of the Notes to Consolidated Financial Statements. Net gain on sales of securities amounted to $111,000 for fiscal 1999 reflecting sales of $17.6 million in available-for-sale securities during the year, compared to gains of $117,000 on sales of $28.2 million in the prior year. Other non-interest income for fiscal 1999 increased $43,000 from the prior year, reflecting a gain of $72,000 from the sale of servicing rights in fiscal 1999.

1999 Annual Report  YONKERS FINANCIAL CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (continued)

NON-INTEREST EXPENSE.

     Non-interest expense increased $1.5 million to $9.1 million for the year ended September 30, 1999 compared to $7.6 million for the prior year. The increase in fiscal 1999 was primarily attributable to increases in compensation and benefits expense, occupancy and equipment expense, and other non-interest expense. Compensation and benefits expense increased $818,000 from the prior year primarily due to increased costs relating to additional staffing for three new in-store branches and the expansion of lending operations. The $311,000 increase in occupancy and equipment expense primarily reflects increased costs associated with the establishment of three in-store branches and a lending center during fiscal 1999. The $279,000 increase in other non-interest expense primarily reflects expenses of $140,000 relating to the establishment of the REIT. On September 30, 1999, $120.3 million in real estate loans were held by the REIT. The assets transferred to the REIT are viewed by regulators as part of the Association's assets in consolidation.

INCOME TAX EXPENSE.

     Income tax expense was approximately $1.6 million for fiscal 1999, a decrease from $2.0 million for fiscal 1998, reflecting lower pre-tax income and effective tax rates of 37.1% and 40.9%, respectively. The decrease in the effective tax rate reflects the ancillary benefits from the aforementioned REIT. Under current law, all income earned by the REIT distributed to the Association in the form of a dividend has the effect of reducing the Company's New York State income tax expense.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED SEPTEMBER 30, 1998 AND 1997

GENERAL.

     Net income was $2.9 million and basic EPS was $1.12 for the fiscal year ended September 30, 1998, a $51,000 decrease from net income of $3.0 million or basic EPS of $1.05 for the fiscal year ended September 30, 1997. Diluted EPS was $1.08 for the fiscal year ended September 30, 1998 compared to $1.04 for fiscal 1997. The decrease in net income reflects a $1.3 million increase in non-interest expense, as well as increases in the provision for loan losses and income tax expense, substantially offset by increases of $679,000 in net interest income and $677,000 in non-interest income.

NET INTEREST  INCOME.

     Net interest income for the year ended September 30, 1998 was $11.5 million, an increase of $679,000 from $10.8 million for the prior year. The positive effect on net interest income of higher average interest-earning assets, primarily attributable to the reinvestment of proceeds from borrowings and deposit growth, was partially offset by a decline in the average interest rate spread. The narrower spread primarily reflects (i) an overall lower asset yield from the origination of new mortgage loans (including refinancings) in the current lower interest rate environment and (ii) a higher average rate paid on interest-bearing liabilities due primarily to the larger proportion of higher-rate borrowings and savings certificate accounts to total interest-bearing funding. The relatively flat yield curve in fiscal 1998 also contributed to the reduction in the Company's average interest rate spread. The low level of interest rates fueled a surge in home sales and refinancings, which supported the Company's higher volume of loan originations but also contributed to a lower average yield on the portfolio. The Company's average interest rate spread and net interest margin decreased to 2.67% and 3.28%, respectively, for the year ended September 30, 1998, from 3.26% and 3.93%, respectively, for fiscal 1997.

INTEREST AND DIVIDEND INCOME.

     Interest and dividend income increased $4.8 million, or 22.9%, to $25.5 million for fiscal 1998 from $20.7 for fiscal 1997. This increase reflects the impact of a $74.9 million increase in total average interest-earning assets, primarily loans, partially offset by a 26 basis point decrease in the average yield on such assets to 7.30% for the year ended September 30, 1998 from 7.56% for the prior year.

     Interest income on loans increased $4.6 million to $13.2 million for the year ended September 30, 1998 from $8.6 million for the prior year, reflecting a $70.3 million increase in the average balance, partially offset by an 87 basis point decrease in the average yield. The increase in the average balance of loans was primarily attributable to a dramatic increase in originations of one- to four-family residential loans. The decline in the average yield was primarily attributable to the origination of new loans (including refinancings) in the lower interest rate environment of fiscal 1998.

     On a combined basis, interest and dividend income on mortgage-backed and other securities increased $17,000 in fiscal 1998 compared to the prior year. Interest on mortgage-backed securities increased by $1.3 million, attributable to a $20.6 million increase in the average balance partially offset by a 10 basis point decrease in the average yield. Interest on other securities declined by $1.3 million, attributable to a $16.9 million decrease in the average balance and a 16 basis point decrease in the average yield. The lower average yields in fiscal 1998 reflect the impact of (i) higher premium amortization on mortgage-backed securities caused by increased repayments of principal and (ii) calls of higher-yielding agency securities in the current lower interest rate environment.

                               YONKERS FINANCIAL CORPORATION  1999 Annual Report

     Interest and dividend income on other earning assets increased $87,000, attributable to a 48 basis point increase in the average yield and an $886,000 increase in the average balance.

INTEREST  EXPENSE.

     Interest expense totaled $14.0 million for the year ended September 30, 1998, an increase of $4.0 million from $10.0 million for the prior year.

     Interest expense on deposits increased $1.2 million to $9.1 million for fiscal 1998 from $7.9 million for fiscal 1997. This increase reflects the impact of a $21.0 million increase in the average balance of interest-bearing deposits, as well as a 14 basis point increase in the average rate paid on deposits to 4.18% for the year ended September 30, 1998 from 4.04% for the prior year. The increase in average interest-bearing deposits consisted of increases of $13.7 million in average savings certificate accounts and $8.8 million in average NOW, club and money market accounts, partially offset by a $1.5 million decrease in average regular savings accounts. The overall increase in the average rate paid on deposits reflects a 40 basis point increase in the average rate paid on savings certificate accounts during fiscal 1998, coupled with the higher volume of certificate accounts resulting from aggressive advertising campaigns to attract, such long-term accounts.

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

NON-INTEREST INCOME.

     Non-interest income increased $677,000 to $1.4 million for the year ended September 30, 1998 compared to $733,000 for fiscal 1997. The increase is primarily attributable to increases in the net gain on sales of real estate mortgage loans held for sale, the net gain on sales of securities, and service charges and fee income. In fiscal 1998, mortgage loan sales totaled $69.8 million resulting in a net gain of $371,000, as compared to loan sales of $2.8 million in fiscal 1997 which resulted in net losses of $17,000. The net gain in fiscal 1998 includes the effect of capitalizing mortgage servicing assets of $594,000 at the time of sale, in accordance with Statement of Financial Accounting Standards No. 125. Servicing assets with a carrying value of $538,000 (after amortization) are included in other assets in the consolidated balance sheet as of September 30, 1998. See also Notes 1 and 3 of the Notes to Consolidated Financial Statements. The increase in the net gain on sales of securities reflects a net gain of $117,000 on sales of $28.3 million in available-for-sale securities in fiscal 1998, while net losses of $48,000 were incurred on sales of $16.2 million in the prior year. The $91,000 increase in service charges and fee income primarily reflects increases in transaction volume.

NON-INTEREST EXPENSE.

     Non-interest expense increased $1.3 million to $7.6 million for the year ended September 30, 1998 compared to $6.3 million for the prior year.
Compensation and benefits expense increased $584,000 from the prior year primarily due to (i) increased costs relating to additional staffing for an in-store branch and the expansion of lending operations and (ii) the recognition of $106,000 in additional expense associated with the ESOP due to the higher average market price of the Company's common stock in fiscal 1998 compared to the prior year. The $182,000 increase in occupancy and equipment expense primarily reflects increased costs associated with the establishment of an in-store branch during fiscal 1998. The $515,000 increase in other non-interest expense was primarily attributable to additional costs associated with the expansion of the Company's business activities and review of additional growth opportunities.

INCOME TAX EXPENSE.

     Income tax expense was approximately $2.0 million for both fiscal 1998 and 1997, reflecting effective tax rates of 40.9% and 40.3%, respectively.

1999 Annual Report  YONKERS FINANCIAL CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (continued)

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

                                                                                At September 30,
                                                       -----------------------------------------------------------
                                                       1999          1998         1997         1996         1995
                                                       ----          ----         ----         ----         ----
                                                                            (Dollars in Thousands)
Non-accrual  loans past due ninety days or more:
  Real estate mortgage loans:
       One- to four-family                             $  347       $  515       $  389       $1,757       $2,759
       Multi-family (1)                                    --           --           --           --          389
       Commercial                                         305          203          211          214           --
       Land                                                --           --          250          250           49
       Construction                                        --           --          279          511          279
  Consumer loans                                          103           35            9           43           54
                                                       ------       ------       ------       ------       ------
           Total                                          755          753        1,138        2,775        3,530
Real estate owned, net                                     --          305          379          603          227
                                                       ------       ------       ------       ------       ------
Total non-performing assets                            $  755       $1,058       $1,517       $3,378       $3,757
                                                       ------       ------       ------       ------       ------

Allowance for loan losses                              $1,503       $1,302       $1,093       $  937       $  719
                                                       ------       ------       ------       ------       ------

Ratios:
  Non-performing loans to total loans receivable         0.25%        0.41%        0.94%        3.14%        4.15%
  Non-performing assets to total assets                  0.16         0.28         0.48         1.30         1.80
  Allowance for loan losses to:
      Non-performing loans                             199.07       172.91        96.05        33.77        20.37
      Total loans receivable                             0.50         0.70         0.90         1.06         0.84

--------------------------------
(1) Includes a loan of $309,000 classified as a troubled debt restructuring at September 30, 1995. Collections and charge-offs in fiscal 1996 eliminated the recorded investment in this loan.

     Total non-performing assets decreased $303,000 from $1.1 million at September 30, 1998 to $755,000 at September 30, 1999, primarily reflecting a net reduction of $305,000 in real estate owned. The ratio of non-performing assets to total assets decreased to 0.16% at September 30, 1999 from 0.28% at September 30, 1998. The allowance for loan losses was $1.5 million or 0.50% of total loans receivable at September 30, 1999, compared to $1.3 million or 0.70 % at September 30, 1998. The ratio of the allowance for loan losses to non-performing loans increased to 199.07% at September 30, 1999 from 172.91% at September 30, 1998.

     For the year ended September 30, 1999, gross interest income of $69,000 would have been recorded if all non-accrual loans at September 30, 1999 had remained current throughout the year in accordance with their original terms. The amount of interest income actually recognized on such loans in fiscal 1999, prior to placing the loans on non-accrual status, was $42,000. See Note 3 of the Notes to the Consolidated Financial Statements.

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

                               YONKERS FINANCIAL CORPORATION  1999 Annual Report

     The following table sets forth activity in the allowance for loan losses for the periods indicated. The Company's prospective adoption of SFAS No. 114 as of October 1, 1995 had no impact on the comparability of this information.


                                                                             For the Year Ended September 30,
                                                      ------------------------------------------------------------------------
                                                        1999            1998             1997           1996            1995
                                                        ----            ----             ----           ----            ----
                                                                                  (Dollars in Thousands)

Balance at beginning of year                          $ 1,302         $ 1,093         $   937         $   719         $   311
Provision for losses                                      235             375             300             462             493
Charge-offs:
     Real estate mortgage loans:
          One- to four-family                             (23)            (45)           (132)            (97)            (76)
          Multi-family (1)                                 --              --              --            (203)             --
          Land                                             --             (17)             --              --              --
          Construction                                     --             (91)             --              --              --
     Consumer loans                                       (20)            (40)            (25)            (33)            (13)
                                                      -------         -------         -------         -------         -------
          Total charge-offs                               (43)           (193)           (157)           (333)            (89)
Recoveries                                                  9              27              13              89               4
                                                      -------         -------         -------         -------         -------
          Net charge-offs                                 (34)           (166)           (144)           (244)            (85)
                                                      -------         -------         -------         -------         -------

Balance at end of year                                $ 1,503         $ 1,302         $ 1,093         $   937         $   719
                                                      -------         -------         -------         -------         -------

Ratio of net charge-offs to average total loans          0.02%           0.10%           0.15%           0.29%           0.10%

----------------------
(1) Charge-offs in fiscal 1996 relate to the Company's purchased participation interest in a multi-family loan originated by TASCO.

     Although the Company maintains its allowance for loan losses at a level it considers adequate to absorb probable losses, there can be no assurance that such losses will not exceed the estimated amounts or that additional substantial provisions for losses will not be required in future periods. Subject to market conditions in the future, the Company intends to continue to expand its multi-family and commercial real estate lending. As a result, these loan categories may represent a larger percentage of the total loan portfolio in the future. Since such loans are generally thought to carry a higher degree of credit risk than one- to four-family residential loans, such a change in the loan portfolio mix may result in a further increase in the allowance for losses.

INTEREST RATE RISK MANAGEMENT

     The principal objectives of the Company's interest rate risk management activities are to: (i) define an acceptable level of risk based on the Company's business focus, operating environment, capital and liquidity requirements and performance objectives; (ii) quantify and monitor the amount of interest rate risk inherent in the asset/liability structure; (iii) modify the Company's asset/liability structure, as necessary, to manage interest rate risk; and (iv) maintain acceptable net interest margins in changing rate environments. Management seeks to reduce the vulnerability of the Company's operating results to changes in interest rates and to manage the ratio of interest-rate-sensitive assets to interest-rate-sensitive liabilities within specified maturities or repricing periods. The Company does not currently engage in trading activities or use off-balance sheet derivative instruments to control interest rate risk.

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

     In managing the asset/liability position, the Company has taken several steps to manage its interest rate risk. First, the Company maintains a significant portfolio of interest rate sensitive adjustable-rate loans that includes loans with rates that adjust periodically after earning a fixed rate of interest for initial periods of five, seven or ten years. At September 30, 1999, total adjustable-rate loans were $209.2 million or 69.7% of the total loan portfolio, including $157.0 million in loans with initial fixed rates as described above. Second, beginning in fiscal 1998 the Company sold the majority of its newly originated, fixed-rate one- to four-family residential mortgage loans with original terms of more than 15 years. Third, the Company carries an investment in mortgage-backed securities that are more liquid and generally have shorter average lives than mortgage loans. At September 30, 1999, mortgage-backed securities with terms to repricing or estimated average lives of less than five years amounted to $4.5 million. Fourth, the Company has a substantial amount of regular savings, transaction, money market and club accounts, which may be less sensitive to changes in interest rates than certificate accounts. At September 30, 1999, the Company had $50.8 million of regular savings accounts, $33.4 million of money market accounts and $37.0 million of NOW, checking and club accounts. Overall, these accounts comprised 44.4% of the Company's total deposit base at September 30, 1999. Finally, a portion of the Company's securities repurchase agreements and FHLB advances have terms in excess of one year. The weighted, average remaining period to final maturity of these borrowings was approximately 3.3 years at September 30, 1999, compared to 3.8 years at September 30, 1998.

1999 Annual Report  YONKERS FINANCIAL CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (continued)

     One approach used by management to quantify interest rate risk is the net portfolio value ("NPV") analysis. In essence, this approach calculates the difference between the present value of liabilities and the present value of expected cash flows from assets and off-balance sheet contracts. The following table sets forth, at September 30, 1999, an analysis of the Association's interest rate risk as measured by the estimated changes in NPV resulting from instantaneous and sustained parallel shifts in the yield curve (+/-300 basis points, measured in 100 basis point increments). For comparative purposes, the table also shows the estimated percent increase (decrease) in NPV at September 30, 1998.

                                            At September 30, 1999
                        ------------------------------------------------------
     Change in                            Estimated Increase (Decrease) in NPV             Percent Increase
   Interest Rates       Estimated NPV     ------------------------------------           (Decrease) in NPV at
   (Basis Points)           Amount           Amount                   Percent             September 30, 1998
   --------------       -------------        ------                   -------            --------------------
              (Dollars in thousands)

        +300             $ 13,819         $ (30,670)                   (69)%                     (29)%
        +200               25,230           (19,259)                   (43)                      (17)
        +100               36,107            (8,382)                   (19)                      (7)
         --                44,489                --                     --                        --
        -100               50,493             6,004                     13                        5
        -200               52,607             8,118                     18                        12
        -300               54,057             9,568                     22                        21


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

     The Association is required to maintain an average daily balance of total liquid assets as a percentage of net withdrawable deposit accounts plus short-term borrowings, as defined by the Office of Thrift Supervision (the "OTS") regulations. The minimum required liquidity ratio at September 30, 1999 was 4.0%, and the Company's actual liquidity ratio was 7.8%.

     The Company's most liquid assets are cash and cash equivalents, which include highly liquid short-term investments (such as federal funds sold and money market mutual funds) that are readily convertible to known amounts of cash. At September 30, 1999 and 1998, cash and cash equivalents totaled $4.7 million and $4.2 million, respectively. The level of these assets is dependent on the Company's operating, financing and investing activities during any given period.

                               YONKERS FINANCIAL CORPORATION  1999 Annual Report

     The primary investing activities of the Company are the origination of real estate mortgage and other loans, and the purchase of mortgage-backed and other securities. During the years ended September 30, 1999, 1998 and 1997, the Company's disbursements for loan originations totaled $178.1 million, $152.6 million and $69.2 million, respectively. For the years ended September 30, 1999, 1998 and 1997, purchases of mortgage-backed securities totaled $35.3 million, $74.4 million and $25.8 million, respectively, and purchases of other securities totaled $19.0 million, $16.2 million and $30.0 million, respectively. These activities were funded primarily by net deposit inflows, borrowings under securities repurchase agreements, FHLB advances, principal repayments on loans and securities, and proceeds from sales of loans and securities. Loan sales during fiscal 1999, 1998 and 1997, provided proceeds of $37.4, $69.6 and $2.8 million, respectively, for reinvestment into new loans and securities.

     For the years ended September 30, 1999, 1998 and 1997 the Company experienced net increases in deposits (including the effect of interest credited) of $41.8 million, $23.2 million and $17.2 million, respectively. The increases were due to the opening of three additional in-store branches in fiscal 1999 as well as continued aggressive cross-selling, quality customer service and new deposit products.

     In fiscal 1999 and 1998, the Company significantly increased its use of securities repurchase agreements and FHLB advances as a funding source. In securities repurchase agreements, the Company borrows funds through the transfer of debt securities to the FHLB of New York, as counterparty, and concurrently agrees to repurchase the identical securities at a fixed price on a specified date. During the years ended September 30, 1999 and 1998, the average borrowings under repurchase agreements with the FHLB amounted to $79.8 million and $81.9 million, respectively, and the maximum month-end balance outstanding was $101.0 million and $119.9 million, respectively. The average interest rate spread on these transactions, or the difference between the yield earned on the underlying securities and the rate paid on the repurchase borrowings, was 1.25% in fiscal 1999 and 1.27% in fiscal 1998. See Note 7 of the Notes to the Consolidated Financial Statements for additional information concerning these transactions.

     At September 30, 1999, the Company had outstanding loan origination commitments of $53.3 million, undisbursed construction loans in process of $1.7 million, and unadvanced lines of credit to customers of $4.4 million. The Company anticipates that it will have sufficient funds available to meet its current loan origination and other commitments. The Company also had the ability to borrow additional advances of up to $65.8 million from the FHLB of New York at September 30, 1999. Certificates of deposit scheduled to mature in one year or less from September 30, 1999 totaled $107.3 million, with a weighted average rate of 4.94%. Based on the Company's most recent experience and pricing strategy, management believes that a significant portion of such deposits will remain with the Company.

     The main sources of liquidity for the Holding Company are net proceeds from the sale of stock and dividends received from the Association, if any. The main cash outflows are payments of dividends to shareholders and repurchases of the Holding Company's common stock. In fiscal 1999, the Holding Company repurchased a total of 492,500 common shares in open market transactions at a total cost of $8.7 million or $17.75 per share. The Holding Company received $4.0 million in dividends from the Association in fiscal 1999.

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

     The OTS regulations require savings associations, such as the Association, to meet three minimum capital standards: a tangible capital ratio requirement of 1.5% of total assets as adjusted under the OTS regulations; a leverage ratio requirement of 4.0% of core capital to such adjusted total assets; and a risk-based capital ratio requirement of 8.0% of core and supplementary capital to total risk-based assets. The Association satisfied these minimum capital standards at September 30, 1999 with tangible and leverage capital ratios of 7.4% and a total risk-based capital ratio of 18.0%. In determining the amount of risk-weighted assets for purposes of the risk-based capital requirement, a savings association multiplies its assets and credit equivalent amount for certain off-balance sheet items by risk-weights, which range from 0% for cash and obligations issued by the United States Government or its agencies to 100% for assets such as consumer and commercial loans, as assigned by the OTS capital regulations. These capital requirements, which are applicable to the Association only, do not consider additional capital held at the Holding Company level, and require certain adjustments to the Association's equity to arrive at the various regulatory capital amounts.

1999 Annual Report  YONKERS FINANCIAL CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (continued)

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

IMPACT OF YEAR 2000 ISSUE

     The Company, like all companies that utilize computer technology, has faced significant challenges associated with ensuring that its computer systems will accurately process time-sensitive data beyond the year 1999 (the "Year 2000 Issue"). Many existing computer programs and systems were originally programmed with nine digit dates that provided only two digits to identify the calendar year in the date field, without considering the upcoming change in the century. With the impending millennium, these programs and computers will recognize "00" as the year 1900 rather than the year 2000.

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

       The Company's primary federal regulator, the OTS, has published substantive guidance on the Year 2000 Issue, alone and in conjunction with other federal regulatory agencies. The OTS has also included Year 2000 compliance as a substantive area of examination during special and regularly scheduled examinations. These publications also included requirements for the creation and implementation of a Year 2000 compliance plan as well as setting forth certain target dates. Should a financial institution not become Year 2000 compliant, it could then be subject to administrative remedies similar to those imposed on financial institutions otherwise found not to be operating in a safe and sound manner.

      The Company has established and implemented a Year 2000 Action Plan (the "Plan") to address the Year 2000 Issue. The Plan includes the five components as recommended by the OTS, which address issues involving awareness, assessment, renovation, validation and implementation. All phases have been substantially completed.

     Under the regulatory guidelines previously mentioned, testing of core mission critical internal systems must have been substantively completed by December 31, 1998 and testing with service providers must have been substantively completed by June 30, 1999. All renovations must have been substantially completed, and testing of mission critical systems must have been completed, by June 30, 1999. As of September 30, 1999, the Company substantially completed testing its internal mission critical systems and testing with its primary service provider, which provides almost all of the Company's data processing.

     As part of the Plan, the Company is in communication with all of its significant suppliers and vendors to determine the extent to which the Company is vulnerable to those third parties' failure to remediate their own Year 2000 Issue. The Company presently believes that with the modifications made to existing software and conversions to new software, the Year 2000 Issue will be mitigated without causing a material adverse impact on the operations of the Company.
                                       18

                               YONKERS FINANCIAL CORPORATION  1999 Annual Report

     The Company is also preparing a Year 2000 business resumption contingency plan to document pre-determined actions to help the Company resume normal operations in the event of failure of any mission-critical service and product. Uncontrollable events, such as loss of the global power grid and telephone service failures, will affect all companies, government and customers; these global events cannot be remedied by anyone other than the appropriate responsible party. The Company has reviewed its customer base to determine whether they pose significant Year 2000 risks; the customer base is primarily composed of individuals who utilize the Company's services for personal, household or consumer uses and thus, individually, are not likely to pose significant Year 2000 risks directly. The Company also reviewed its borrower base and determined that its loans are primarily secured by residential and multi-family residences, which management believes does not carry a high Year 2000 risk. The Company is ensuring the availability of sufficient cash to meet potential depositor demand due to concerns about the availability of funds as we approach the Year 2000. Contingency plans have been developed for identified mission-critical systems in anticipation of the possibility of unplanned system difficulties or failure of third parties to successfully prepare for the century date change.

     At this time, the Company does not expect the reasonably foreseeable consequences of the Year 2000 Issue to have a material adverse effect on the Company's business, operations or financial condition. However, despite its efforts, the Company cannot be certain that it will not suffer business interruptions, either due to its own Year 2000 Issue or those of its customers or vendors or third parties whose Year 2000 problems may make it difficult or impossible to fulfill their commitments to the Company. In addition, the Year 2000 Issue has many elements and potential consequences, some of which may not be reasonably foreseeable, and there can be no assurances that every material Year 2000 issue will be identified and addressed or that unforeseen consequences will not arise and possibly have a material adverse effect on the Company.

     Monitoring and managing the Year 2000 Issue will result in additional direct and indirect costs to the Company. Direct costs include potential charges by third-party software vendors for product enhancements, costs involved in testing software products for Year 2000 compliance, and any resulting costs for developing and implementing contingency plans for critical software products which are not enhanced. Indirect costs will principally consist of the time devoted by existing employees in monitoring software vendor progress, testing enhanced software products and implementing any necessary contingency plans. Based on the current status of the Company's Year 2000 efforts, the costs associated with identified Year 2000 issues are not expected to have a material adverse effect on the results of operations or financial condition of the Company. Costs incurred through September 30, 1999 were approximately $138,000. This includes Y2K remediation efforts and planned system upgrades related to business expansion. Approximately $115,000 of this cost was recognized in fiscal 1999. Management currently estimates that remaining costs will not exceed $40,000, most of which will be recognized in the quarter ended December 31, 1999.

1999 Annual Report  YONKERS FINANCIAL CORPORATION AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

                                                       Year Ended September 30,
                                                     --------------------------
(In thousands, except per share data)                    1999         1998
-------------------------------------------------------------------------------
ASSETS
Cash and cash equivalents:
  Cash and due from banks                               $   4,651    $   3,195
  Short-term investments                                       --        1,000
                                                        ---------    ---------
    Total cash and cash equivalents                         4,651        4,195
                                                        ---------    ---------
Securities (note 2):
  Available-for-sale, at fair value
    (amortized cost of $120,996 in 1999
     and $123,317 in 1998)                                116,712      125,225
  Held-to-maturity, at amortized cost
    (fair value of $21,959 in 1999
     and $43,948 in 1998)                                  21,936       43,303
                                                        ---------    ---------
    Total securities                                      138,648      168,528
                                                        ---------    ---------
Real estate mortgage loans held for sale,
  at lower of cost or market value (note 3)                 1,226       13,334
                                                        ---------    ---------
Loans receivable, net(note 3):
  Real estate mortgage loans                              291,199      177,783
  Consumer and commercial business loans                    8,254        7,544
  Allowance for loan losses                                (1,503)      (1,302)
                                                        ---------    ---------
    Total loans receivable, net                           297,950      184,025
                                                        ---------    ---------
Accrued interest receivable (note 4)                        2,750        2,791
Federal Home Loan Bank  ("FHLB") stock                      7,397        6,426
Office properties and equipment, net (note 5)               1,984        1,258
Net deferred income taxes (note 8)                          1,623           --
Other assets                                                1,466        2,467
                                                        ---------    ---------
    Total assets                                        $ 457,695    $ 383,024
                                                        ---------    ---------

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
  Deposits (note 6)                                     $ 272,974    $ 231,181
  Securities repurchase agreements (note 7)                99,987      107,790
  FHLB advances (note 7)                                   47,948           --
  Net deferred income taxes (note 8)                           --          726
  Other liabilities                                         4,769        1,525
    Total liabilities                                     425,678      341,222
                                                        ---------    ---------
Commitments and contingencies (note 10 and 11)
Stockholders' equity (notes 10 and 11):
  Preferred stock (par value $0.01 per share; 100,000
    shares authorized; none issued or outstanding)             --           --
  Common stock (par value $0.01 per share: 4,500,000
    shares authorized; 3,570,750 shares issued)                36           36
  Additional paid-in capital                               35,225       35,044
  Unallocated common stock  held by employee stock
    ownership plan ("ESOP")                                (1,857)      (2,142)
  Unamortized awards of common stock under management
    recognition plan ("MRP")                                 (621)        (846)
  Treasury stock, at cost (1,332,011 shares in 1999
    and 844,511 shares in 1998)                           (21,866)     (13,189)
  Retained income, substantially restricted                23,652       21,754
  Accumulated other comprehensive (loss) income (note 2)   (2,552)       1,145
                                                        ---------    ---------
    Total stockholders' equity                             32,017       41,802
                                                        ---------    ---------
                                                        $ 457,695    $ 383,024
                                                        ---------    ---------

See accompanying notes to consolidated financial statements.

                 YONKERS FINANCIAL CORPORATION AND SUBSIDIARY 1999 Annual Report

CONSOLIDATED STATEMENTS OF INCOME

                                          YONKERS FINANCIAL CORPORATION AND SUBSIDIARY
                                               CONSOLIDATED STATEMENTS OF INCOME
                                             (In thousands, except per share data)

                                                                                               Year Ended September 30,
                                                                                      ----------------------------------------
                                                                                         1999           1998           1997
                                                                                         ----           ----           ----
Interest and dividend income:
   Loans                                                                               $ 16,399       $ 13,243       $  8,603
   Securities                                                                             9,869         11,750         11,733
   Other earning assets                                                                     664            482            395
                                                                                       --------       --------       --------
     Total interest and dividend income                                                  26,932         25,475         20,731
                                                                                       --------       --------       --------

Interest expense:
   Deposits (note 6)                                                                      9,543          9,056          7,922
   Securities repurchase agreements                                                       4,530          4,718          1,849
   FHLB advances                                                                            811            248            186
                                                                                       --------       --------       --------
     Total interest expense                                                              14,884         14,022          9,957
                                                                                       --------       --------       --------

       Net interest income                                                               12,048         11,453         10,774

Provision for loan losses (note 3)                                                          235            375            300
                                                                                       --------       --------       --------
       Net interest income after provision for loan losses                               11,813         11,078         10,474
                                                                                       --------       --------       --------

Non-interest income:
   Service charges and fees                                                               1,090            851            760
   Net gain (loss) on sales of real estate mortgage loans held for sale (note 3)            197            371            (17)
   Net gain (loss) on sales of securities (note 2)                                          111            117            (48)
   Other                                                                                    114             71             38
                                                                                       --------       --------       --------
      Total non-interest income                                                           1,512          1,410            733
                                                                                       --------       --------       --------

Non-interest expense:
   Compensation and benefits (note 8)                                                     4,813          3,995          3,411
   Occupancy and equipment                                                                1,226            915            733
   Data processing service fees                                                             646            554            465
   Federal deposit insurance costs                                                          140            131            183
   Other (note 9)                                                                         2,267          1,988          1,473
                                                                                       --------       --------       --------
      Total non-interest expense                                                          9,092          7,583          6,265
                                                                                       --------       --------       --------

        Income before income tax expense                                                  4,233          4,905          4,942

Income tax  expense (note 8)                                                              1,570          2,004          1,990
                                                                                       --------       --------       --------

       Net income                                                                      $  2,663       $  2,901       $  2,952
                                                                                       --------       --------       --------

Earnings per common share (note 11):
       Basic                                                                           $   1.13       $   1.12       $   1.05
       Diluted                                                                             1.11           1.08           1.04
                                                                                       --------       --------       --------

See accompanying notes to consolidated financial statements.

1999 Annual Report  YONKERS FINANCIAL CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                  YONKERS FINANCIAL CORPORATION AND SUBSIDIARY
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                  (Dollars in thousands, except per share data)

                                                           Unallocated  Unamortized
                                                             Common      Awards of                      Accumulated
                                                Additional    Stock       Common                           Other          Total
                                       Common    Paid-in      Held        Stock     Treasury  Retained  Comprehensive  Stockholders'
                                       Stock     Capital     by ESOP     Under MRP    Stock    Income   (Loss)Income     Equity

Balance at September 30, 1996         $    36   $ 34,596   $ (2,714)   $     --    $     --    $ 17,263    $   (182)    $ 48,999

    Net income                             --         --         --          --          --       2,952          --        2,952
    Dividends paid ($0.21 per share)       --         --         --          --          --        (610)         --         (610)
    Common stock repurchased
      (658,892 shares)                     --         --         --          --      (8,909)         --          --       (8,909)
    Repurchased stock awarded under
      MRP (108,905 shares)                 --         --         --      (1,396)      1,396          --          --           --
    Amortization of MRP awards             --         --         --         271          --          --          --          271
    ESOP shares released for
       allocation (28,566 shares)          --        138        286          --          --          --          --          424
    Change in net unrealized gain
      (loss) on available-for-sale
      securities, net of taxes             --         --         --          --          --          --         751          751
                                      -------   --------   --------    --------    --------    --------    --------     --------

Balance at September 30, 1997              36     34,734     (2,428)     (1,125)     (7,513)     19,605         569       43,878

    Net income                             --         --         --          --          --       2,901          --        2,901
    Dividends paid ($0.28 per share)       --         --         --          --          --        (752)         --         (752)
    Common stock repurchased
      (294,524 shares)                     --         --         --          --      (5,676)         --          --       (5,676)
    Amortization of MRP awards             --         --         --         279          --          --          --          279
    Tax benefits from vested
      MRP awards                           --         62         --          --          --          --          --           62
    ESOP shares released for
       allocation (28,566 shares)          --        248        286          --          --          --          --          534
    Change in net unrealized gain
      (loss) on available-for-sale
      securities, net of taxes             --         --         --          --          --          --         576          576
                                      -------   --------   --------    --------    --------    --------    --------     --------

Balance at September 30, 1998              36     35,044     (2,142)       (846)    (13,189)     21,754       1,145       41,802

    Net income                             --         --         --          --          --       2,663          --        2,663
    Dividends paid ($0.32 per share)       --         --         --          --          --        (765)         --         (765)
    Common stock repurchased
      (492,500 shares)                     --         --         --          --      (8,741)         --          --       (8,741)
    Repurchased stock awarded under
      MRP (5,000 shares)                   --         --         --         (64)         64          --          --           --
    Amortization of MRP awards             --         --         --         289          --          --          --          289
    Tax benefits from vested
      MRP awards                           --         12         --          --          --          --          --           12
    ESOP shares released for
       allocation (28,566 shares)          --        169        285          --          --          --          --          454
    Change in net unrealized gain
      (loss) on available-for-sale
      securities, net of taxes             --         --         --          --          --          --      (3,697)      (3,697)

                                      -------   --------   --------    --------    --------    --------    --------     --------
Balance at September 30, 1999         $    36   $ 35,225   $ (1,857)   $   (621)   $(21,866)   $ 23,652    $ (2,552)    $ 32,017
                                      -------   --------   --------    --------    --------    --------    --------     --------

See accompanying notes to consolidated financial statements.

                YONKERS FINANCIAL CORPORATION AND SUBSIDIARY  1999 Annual Report

CONSOLIDATED STATEMENTS OF CASH FLOWS


                  YONKERS FINANCIAL CORPORATION AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                                                         (In thousands)

                                                                                  Year Ended September 30,
                                                                            ------------------------------------
                                                                               1999          1998         1997
                                                                               ----          ----         ----
Cash flows from operating activities:
  Net income                                                                $   2,663    $   2,901    $   2,952
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Provision for loan losses                                                    235          375          300
     ESOP and MRP expense                                                         743          813          695
     Depreciation and amortization expense                                        363          264          194
     Amortization of deferred fees, discounts and premiums, net                   350           93         (289)
     Net (gain) loss on sales of real estate mortgage loans held for sale        (197)        (371)          17
     Net (gain) loss on sales of securities                                      (111)        (117)          48
     Other adjustments, net                                                     4,504         (115)        (186)
                                                                            ---------    ---------    ---------
          Net cash provided by operating activities                             8,550        3,843        3,731
                                                                            ---------    ---------    ---------
Cash flows from investing activities:
  Purchases of available-for-sale securities                                  (54,317)     (90,579)     (55,835)
  Proceeds from principal payments, maturities and calls of securities:
     Available-for-sale                                                        38,670       24,113       13,356
     Held-to-maturity                                                          21,346       32,500       18,563
  Proceeds from sales of securities:
     Available-for-sale                                                        17,758       28,308       15,943
     Held-to-maturity                                                              --          630          237
  Disbursements for loan originations                                        (178,136)    (152,638)     (69,169)
  Principal collections on loans                                               38,503       24,181       13,612
  Proceeds from sales of loans                                                 37,407       69,588        2,785
  Purchase of FHLB stock                                                         (971)      (3,421)      (1,940)
  Other investing cash flows                                                     (786)        (437)         239
                                                                            ---------    ---------    ---------
          Net cash used in investing activities                               (80,526)     (67,755)     (62,209)
                                                                            ---------    ---------    ---------
Cash flows from financing activities:
  Net increase in deposits                                                     41,793       23,248       17,258
  Net increase (decrease) in borrowings with
     original terms of three months or less:
       Securities repurchase agreements                                         1,797        3,411       18,503
       FHLB advances                                                           32,948       (6,000)      (2,000)
  Proceeds from longer-term borrowings                                          5,400       50,283       25,329
  Common stock repurchased                                                     (8,741)      (5,676)      (8,909)
  Dividends paid                                                                 (765)        (752)        (610)
                                                                            ---------    ---------    ---------
          Net cash provided by financing activities                            72,432       64,514       49,571
                                                                            ---------    ---------    ---------

Net  increase (decrease) in cash and cash equivalents                             456          602       (8,907)
Cash and cash equivalents at beginning of year                                  4,195        3,593       12,500
                                                                            ---------    ---------    ---------

Cash and cash equivalents at end of year                                    $   4,651    $   4,195    $   3,593
                                                                            ---------    ---------    ---------

Supplemental information:
  Interest paid                                                             $  14,904    $  13,818    $   9,623
  Income taxes paid                                                               741        2,457        1,931
  Mortgage loans transferred to real estate owned                                  --          128          313
                                                                            ---------    ---------    ---------

See accompanying notes to consolidated financial statements.

1999 Annual Report  YONKERS FINANCIAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


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

         The Company's primary market area consists of Westchester County, New York and portions of Putnam, Rockland and Dutchess County, New York. The Association is a community-oriented savings institution whose business primarily consists of accepting deposits from customers within its market area and investing those funds in mortgage loans secured by one- to four-family residences. To a lesser extent, funds are invested in multi-family and commercial real estate loans, construction and land loans, consumer loans and commercial business loans. The Company also invests in mortgage-backed and other securities. Deposits are insured up to applicable limits by the Savings Association Insurance Fund ("SAIF") of the Federal Deposit Insurance Corporation ("FDIC"). The Company's primary regulator is the Office of Thrift Supervision ("OTS").

         The following is a summary of the significant accounting policies followed by the Company in the preparation of the consolidated financial statements.

BASIS OF PRESENTATION

         The consolidated financial statements include the accounts of the Holding Company and its wholly owned subsidiary, the Association. The Association has two wholly-owned subsidiaries Yonkers REIT, Inc., a real estate investment trust formed in March 1999 to hold a portion of the Association's mortgage related assets (the "REIT") and Yonkers Financial Services, Inc., ("YFS") formed in November 1996 to sell Savings Bank Life Insurance, annuities and mutual funds. As of September 30, 1999 YFS was inactive. All significant intercompany accounts and transactions have been eliminated in consolidation. Prior to the Conversion, the Holding Company had no operations other than those of an organizational nature. Subsequent thereto, the Holding Company's business activities have been limited to its ownership of the Association and certain short-term and other investments.

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

CASH EQUIVALENTS

         For purposes of reporting cash flows, cash equivalents consist of highly liquid short-term investments. Short-term investments reported in the consolidated balance sheets were federal funds sold.

SECURITIES

         The Company classifies individual securities as held-to-maturity securities, trading securities, or available-for-sale securities. Securities held to maturity are limited to debt securities for which the entity has the positive intent and ability to hold to maturity. Trading securities are debt and equity securities that are bought principally for the purpose of selling them in the near term. All other debt and equity securities are classified as available for sale.

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

                YONKERS FINANCIAL CORPORATION AND SUBSIDIARY  1999 Annual Report

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

         The Company considers a loan to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all principal and interest contractually due from the borrower. The Company reviews loans to identify impairment for loans that are individually evaluated for collectibility in accordance with its normal loan review procedures (principally loans in the multi-family, commercial mortgage, land and construction loan portfolios). The standard generally does not apply to smaller-balance homogeneous loans in the Company's one- to four-family mortgage and consumer loan portfolios that are collectively evaluated for impairment. The measurement of an impaired loan may be based on (i) the present value of expected future cash flows discounted at the loan's effective interest rate,
(ii) the loan's observable market price or (iii) the fair value of the collateral if the loan is collateral dependent. If the approach used results in a measurement that is less than an impaired loan's recorded investment, an impairment loss is recognized as part of the allowance for loan losses.

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

1999 Annual Report  YONKERS FINANCIAL CORPORATION AND SUBSIDIARY

INCOME TAXES

         The Company uses the asset and liability method to account for income taxes. Under this method deferred taxes are recognized for the estimated future tax effects attributable to "temporary differences" between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. A deferred tax liability is recognized for all temporary differences that will result in future taxable income. A deferred tax asset is recognized for all temporary differences that will result in future tax deductions, subject to reduction of the asset by a valuation allowance in certain circumstances. This valuation allowance is recognized if, based on an analysis of available evidence, management determines that it is more likely than not that a portion or all of the deferred tax asset will not be realized. The valuation allowance is subject to ongoing adjustments based on changes in circumstances that affect management's judgment about the realizability of the deferred tax asset. Adjustments to increase or decrease the valuation allowance are charged or credited, respectively, to income tax expense.

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

EARNINGS PER SHARE

         The Company presents both basic earnings per share ("EPS") and diluted EPS. Basic EPS excludes dilution and is computed by dividing net income applicable to common stock by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock (such as the Company's stock options) were exercised or converted into common stock or resulted in the issuance of common stock that would then share in the earnings of the entity. Diluted EPS is computed by dividing net income by the weighted average number of common shares outstanding for the period plus common stock equivalents. Unallocated ESOP shares that have not been committed to be released to participants are excluded from outstanding shares in computing both basic and diluted EPS.

SEGMENT INFORMATION

         During fiscal 1999, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No.131 requires public companies to report certain financial information about significant revenue-producing segments of the business for which such information is available and utilized by the chief operating decision maker. Specific information to be reported for individual operating segments includes a measure of profit and loss, certain revenue and expense items, and total assets. As a community oriented financial institution, substantially all of the Company's operations involves the delivery of loan and deposit products to customers. Management makes operating decisions and assesses performance based on an ongoing review of these community banking operations, which constitute the Company's only operating segment for financial reporting purposes under SFAS No. 131.

                YONKERS FINANCIAL CORPORATION AND SUBSIDIARY  1999 Annual Report


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

           The following is a summary of securities at September 30, 1999:

                                                                Gross Unrealized
                                            Amortized      --------------------------         Fair
                                              Cost           Gains           Losses          Value
                                                                 (In thousands)
Available-for-Sale Securities
Mortgage-backed securities:
  Pass-through securities                   $ 78,651       $     23        $ (2,730)       $ 75,944
U.S. Government and Agency securities         41,527             21          (1,392)         40,156
Equity securities                                818             --            (206)            612
                                            --------       --------        --------        --------
          Total available-for-sale          $120,996       $     44        $ (4,328)       $116,712
                                            --------       --------        --------        --------
Held-to-Maturity Securities
Mortgage-backed securities:
  Pass-through securities                   $ 16,897       $    235        $   (198)       $ 16,934
  CMOs                                         4,539             29             (37)          4,531
                                            --------       --------        --------        --------
                                              21,436            264            (235)         21,465
U.S. Government and Agency securities            500            ---              (6)           (494)
                                            --------       --------        --------        --------
          Total held-to-maturity            $ 21,936       $    264        $   (241)       $ 21,959
                                            --------       --------        --------        --------

         The following is a summary of securities at September 30, 1998:


                                                                Gross Unrealized
                                            Amortized      --------------------------         Fair
                                              Cost           Gains           Losses          Value
                                                                 (In thousands)
Available-for-Sale Securities
Mortgage-backed securities:
  Pass-through securities                   $ 78,549       $  1,163        $    (34)       $ 79,678
U.S. Government and Agency securities         43,801          1,017              (8)         44,810
Equity securities                                967             --            (230)            737
                                            --------       --------        --------        --------
          Total available-for-sale          $123,317       $  2,180        $   (272)       $125,225
                                            --------       --------        --------        --------
Held-to-Maturity Securities
Mortgage-backed securities:
  Pass-through securities                   $ 24,704       $    582        $    (56)       $ 25,230
  CMOs                                         9,104             98             (37)          9,165
                                            --------       --------        --------        --------
                                              33,808            680             (93)         34,395
U.S. Government and Agency securities          9,495             58             ---           9,553
                                            --------       --------        --------        --------
          Total held-to-maturity            $ 43,303       $    738        $    (93)       $ 43,948
                                            --------       --------        --------        --------


         Mortgage-backed and other debt securities at September 30, 1999 consisted of fixed-rate securities and adjustable-rate securities with amortized costs of $122.7 million and $19.4 million, respectively, and weighted average yields of 6.94% and 6.46%, respectively. Fixed-rate and adjustable-rate debt securities at September 30, 1998 totaled $129.0 million and $36.7 million, respectively, with weighted average yields of 7.18% and 6.60%, respectively.

         Mortgage-backed securities primarily include securities guaranteed by Ginnie Mae, Fannie Mae and Freddie Mac with total amortized costs of $74.6 million, $20.6 million and $4.8 million, respectively, at September 30, 1999 ($69.7 million, $34.7 million and $7.8 million, respectively, at September 30, 1998).

         The net unrealized loss on available-for-sale securities was $4.3 million ($2.6 million after taxes) at September 30, 1999, compared to an unrealized gain of $1.9 million ($1.1 million after taxes) at September 30, 1998. Changes in unrealized holding gains and losses resulted in an after-tax (decrease) increase in stockholders' equity of ($3.7) million, $576,000 and $751,000 during fiscal 1999, 1998 and 1997, respectively. These gains and losses will continue to fluctuate based on changes in the portfolio and market conditions.

1999 Annual Report  YONKERS FINANCIAL CORPORATION AND SUBSIDIARY

         Sales of securities resulted in the following gross realized gains and gross realized losses during the years ended September 30:

(In thousands)                        1999         1998         1997
---------------------------------------------------------------------
Available-for-sale securities:
  Gains                              $ 154        $ 278        $  47
  Losses                               (43)        (175)         (97)
                                     -----        -----        -----
                                       111          103          (50)
                                     -----        -----        -----

Held-to-maturity securities:
  Gains                               $ --        $  16        $   2
  Losses                                --           (2)          --
                                     -----        -----        -----
                                        --           14            2
                                     -----        -----        -----
Net gain (loss)                      $ 111        $ 117        $ (48)
                                     -----        -----        -----

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

         The following is a summary of the amortized cost and fair value of U.S. Government and Agency securities at September 30, 1999, by remaining period to contractual maturity (ignoring earlier call dates, if any). Actual maturities may differ from contractual maturities because certain security issuers have the right to call or prepay their obligations.

                         Available-for-Sale            Held-to-Maturity
                        ----------------------      ----------------------
                        Amortized       Fair        Amortized      Fair
(In thousands)            Cost          Value         Cost         Value
--------------------------------------------------------------------------
One to five years       $    --       $    --       $   500       $   494
Five to ten years         2,000         2,021            --            --
Over ten years           39,527        38,135            --            --
                        -------       -------       -------       -------

     Total              $41,527       $40,156       $   500       $   494
                        -------       -------       -------       -------

(3)      LOANS

         A summary of loans receivable at September 30 follows:

                                                              1999              1998
                                                              ----              ----
                                                                   (In Thousands)
Real estate mortgage loans:
          Residential properties:
               One- to four-family                          $ 244,466        $ 153,891
               Multi- family                                   16,264            7,846
          Commercial properties                                26,753           12,766
          Land loans                                            1,502              932
          Construction loans                                    2,812            2,613
          Construction loans in process                        (1,672)            (743)
          Deferred loan origination costs (fees), net           1,074              478
                                                            ---------        ---------
                                                              291,199          177,783
                                                            ---------        ---------
Consumer loans:
          Home equity                                           4,574            3,678
          Personal                                              1,483            1,447
          Other                                                 1,117            1,224
                                                            ---------        ---------
                                                                7,174            6,349
Commercial business loans                                       1,080            1,195
                                                            ---------        ---------
                                                                8,254            7,544
                                                            ---------        ---------

               Total loans receivable                         299,453          185,327

Allowance for loan losses                                      (1,503)          (1,302)
                                                            ---------        ---------

               Total loans receivable, net                  $ 297,950        $ 184,025
                                                            ---------        ---------

         Gross loans receivable at September 30, 1999 consisted of adjustable-rate loans of $209.2 million and fixed-rate loans of $90.9 million with weighted average yields of 7.25% and 7.41%, respectively. Adjustable-rate and fixed-rate loans at September 30, 1998 totaled $142.2 million and $43.4 million with weighted average yields of 7.60% and 7.99%, respectively. One- to four-family residential mortgage loans at September 30, 1999 and 1998 include advances under home equity lines of credit of $3.2 million and $4.6 million, respectively, and cooperative apartment loans of $3.7 million and $4.5 million, respectively.

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

                YONKERS FINANCIAL CORPORATION AND SUBSIDIARY  1999 Annual Report

         Activity in the allowance for loan losses is summarized as follows for the years ended September 30:

(In thousands)                       1999           1998           1997
--------------------------------------------------------------------------
Balance at beginning of year       $ 1,302        $ 1,093        $   937
Provision for losses                   235            375            300
Charge-offs                            (43)          (193)          (157)
Recoveries                               9             27             13
                                   -------        -------        -------

Balance at end of year             $ 1,503        $ 1,302        $ 1,093
                                   -------        -------        -------

         The principal balances of non-accrual loans past due ninety days or more at September 30 are as follows:

(In thousands)                       1999           1998           1997
--------------------------------------------------------------------------
Real estate mortgage loans:
  One- to four-family              $   347        $   515        $   389
  Commercial                           305            203            211
  Land                                 ---            ---            250
  Construction                         ---            ---            279
Consumer loans                         103             35              9
                                   -------        -------        -------

     Total                         $   755        $   753        $ 1,138
                                   -------        -------        -------

         If all interest payments on the foregoing non-accrual loans had been made during the respective years in accordance with the loan agreements, gross interest income of $69,000, $64,000 and $107,000 would have been recognized in fiscal 1999, 1998 and 1997, respectively, compared to interest income actually recognized of $42,000, $48,000 and $15,000, respectively.

         The Company's impaired loans consisted of non-accrual commercial mortgage loans with a recorded investment totaling $305,000 and $203,000 at September 30, 1999 and 1998, respectively. All of these loans were collateral-dependent loans measured based on the fair value of the collateral. The Company determines the need for an allowance for loan impairment on a loan-by-loan basis. At September 30, 1999 and 1998, such an allowance was not required with respect to the Company's impaired loans primarily due to the sufficiency of the related collateral values. The Company's average recorded investment in impaired loans was approximately $201,000, $438,000 and $799,000 for the years ended September 30, 1999, 1998 and 1997, respectively. Interest collections and income recognized on impaired loans (while such loans were considered impaired) were insignificant during fiscal 1999, 1998 and 1997.

         At September 30, 1998, other assets includes single-family real estate owned properties with net carrying values of $305,000. There were no real estate owned properties at September 30, 1999. Provisions for losses and other activity in the allowance for real estate owned losses were insignificant during the years ended September 30, 1999, 1998 and 1997.

         The Company has sold certain real estate mortgage loans and retained the related servicing rights. The principal balances of these serviced loans, which are not included in the accompanying consolidated balance sheets, totaled $88.4 million, $81.7 million and $15.5 million at September 30, 1999, 1998 and 1997, respectively. These amounts include loans sold with recourse of $1.3 million, $2.0 million and $2.7 million at the respective dates, for which the Association does not expect to incur any significant losses. Real estate loans held for sale at September 30, 1999 and 1998 had total amortized costs of $1.2 million and $13.3 million, respectively, which approximated market value at those dates.

         During the years ended September 30, 1999 and 1998, the Company sold $37.4 million and $69.8 million, respectively, of real estate mortgage loans, primarily with servicing retained, and recognized net gains of $197,000 and $371,000, respectively, on such sales (sales in fiscal 1997 were not significant). The net gains in fiscal 1999 and 1998 includes the effect of capitalizing mortgage servicing assets of $362,000 and $594,000, respectively at the time of sale, in accordance with SFAS No. 125. At September 30, 1999 and 1998, the net carrying value of capitalized mortgage servicing rights included in other assets was $548,000 and $538,000, respectively, which approximated fair value. Amortization of mortgage servicing rights was $352,000 and $56,000, respectively, for the years ended September 30, 1999 and 1998.

(4)      ACCRUED INTEREST RECEIVABLE

         A summary of accrued interest receivable at September 30 follows:

(In thousands)                     1999        1998
-----------------------------------------------------
Loans                            $1,580       $1,100
Mortgage-backed securities          582          640
Other securities                    588        1,051
                                 ------       ------

     Total                       $2,750       $2,791
                                 ------       ------

(5)      OFFICE PROPERTIES AND EQUIPMENT

         A summary of office properties and equipment at September 30 follows:

(In thousands)                             1999          1998
---------------------------------------------------------------
Land                                    $    45        $    45
Buildings                                   249            246
Leashold improvements                       756            591
Furniture, fixtures and equipment         3,268          2,344
                                        -------        -------
                                          4,318          3,226

Less accumulated depreciation
  and amortization                       (2,334)        (1,968)
                                        -------        -------

     Total office properties and
       equipment, net                   $ 1,984        $ 1,258
                                        -------        -------

1999 Annual Report  YONKERS FINANCIAL CORPORATION AND SUBSIDIARY

 (6)     DEPOSITS

         Deposit   balances  and  weighted  average  stated  interest  rates  at
September 30 are summarized as follows:

                                              1999              1998
                                       ----------------   ----------------
                                         AMOUNT   RATE     Amount    Rate
                                         ------   ----     ------    ----
                                                (Dollars in Thousands)

Checking                               $ 10,769           $  5,423
NOW                                      24,708   1.06%     21,123   1.00%
Money market                             33,429   3.19      27,613   3.64
Regular savings                          50,776   2.23      43,492   2.43
Club                                      1,480   2.23       1,282   2.43
                                       --------           --------
                                        121,162   2.06      98,933   2.34
                                       --------           --------

Savings certificates by
  remaining term to
  contractual maturity:
    Within one year                     107,317   4.94      84,261   5.28
    After one but within two years       33,490   5.23      36,555   5.72
    After two but within three years      5,157   5.36       5,140   5.52
    After three years                     5,848   5.38       6,292   5.78
                                       --------           --------
                                        151,812   5.04     132,248   5.43
                                       --------           --------
    Total deposits                     $272,974   3.71%   $231,181   4.10%
                                       --------           --------

         Savings certificates issued in denominations of $100,000 or more totaled $22.2 million and $16.5 million at September 30, 1999 and 1998, respectively. The FDIC generally insures depositor accounts up to $100,000, as defined in the applicable regulations.

         Interest expense on deposits is summarized as follows for the years ended September 30:

                                              1999         1998        1997
                                              ----         ----        ----
                                                     (In Thousands)

NOW, club and money market accounts          $1,286        $ 841       $ 862
Regular savings accounts                        949        1,092       1,166
Savings certificate accounts                  7,308        7,123       5,894
                                         -----------   ----------  ----------
          Total interest expense             $9,543      $ 9,056     $ 7,922
                                         -----------   ----------  ----------

(7)      BORROWINGS

SECURITIES REPURCHASE AGREEMENTS

         In securities repurchase agreements, the Company borrows funds through the transfer of debt securities to the FHLB of New York, as counterparty, and concurrently agrees to repurchase the identical securities at a fixed price on a specified date. Repurchase agreements are collateralized by the securities sold and, in certain cases, by additional margin securities. During the years ended September 30, 1999, 1998 and 1997, the Company's average borrowings under repurchase agreements with the FHLB of New York were $79.8 million, $81.9 million and $32.1 million, respectively, and the maximum month-end balance outstanding was $101.0 million, $119.9 million and $54.1 million, respectively.

         Information concerning outstanding securities repurchase agreements with the FHLB of New York as of September 30, 1999 and 1998 is summarized as follows:


                                                                   Accrued      Weighted     Fair Value
                                                                   Interest     Average     of Collateral
Remaining term to Final Maturity (1)                   Amount     Payable (2)    Rate        Securities (3)
-----------------------------------------------------------------------------------------------------------
                                                                    (Dollars in Thousands)
SEPTEMBER 30, 1999
Within 30 days                                       $  33,975     $    --        5.29%      $  35,403
After one but within three years                        25,600         156        5.93          28,436
After three but within five years                       10,000          41        5.48          14,940
After five years                                        30,412         210        5.47          28,065
                                                     ---------     -------                   ---------
     Total                                           $  99,987     $   407        5.64%      $ 106,844
                                                     ---------     -------                   ---------

SEPTEMBER 30, 1998
Within 30 days                                       $  32,178     $   110        5.57%      $  37,243
After 30 days but within one year                        9,600          57        5.76          10,933
After one but within three years                        13,100          10        5.81          12,237
After three but within five years                       22,500         179        5.80          24,694
After five years                                        30,412         200        5.47          33,387
                                                     ---------     -------                   ---------
     Total                                           $ 107,790     $   556        5.64%      $ 118,494
                                                     ---------     -------                   ---------

---------------------
(1)   The weighted  average  remaining term to final maturity was  approximately
      3.5 years and 3.8 years at September 30, 1999 and 1998, respectively. Certain securities repurchase agreements are callable by the FHLB of New York, prior to the maturity date. The weighted average remaining term to maturity, giving effect to earlier call dates, was approximately 1.3 years at September 30, 1999.
(2)   Included in other liabilities in the consolidated balance sheets.
(3) Represents the fair value of the mortgage-backed and other debt securities which were transferred to the counterparty, plus accrued interest receivable of $879,000 and $1.1 million at September 30, 1999 and 1998, respectively. These securities consisted of available-for-sale securities and held-to-maturity securities with fair values of $98.9 million and $7.1 million, respectively, at September 30, 1999 (100.5 million and $16.9 million, respectively, at September 30, 1998).

                                       30

                YONKERS FINANCIAL CORPORATION AND SUBSIDIARY  1999 Annual Report

         At September 30, 1999, the Company's "amount at risk" under securities repurchase agreements was approximately $6.5 million. This amount represents the excess of (i) the carrying amount, or market value if higher, of the securities transferred to the FHLB of New York plus accrued interest receivable over (ii) the amount of the repurchase liability plus accrued interest payable.

FHLB ADVANCES

         As a member of the FHLB of New York, the Association may have outstanding FHLB borrowings in a combination of term advances and overnight funds of up to 25% of its total assets, or approximately $113.8 million at September 30, 1999. Borrowings are secured by the Association's investment in FHLB stock and by a blanket security agreement. This agreement requires the Association to maintain as collateral certain qualifying assets (principally securities and residential mortgage loans) not otherwise pledged.

         FHLB and weighted average interest rates at September 30, 1999 are summarized as follows, by remaining period to maturity (there were no such borrowings at September 30, 1998):

(Dollars in thousands)        Amount     Rate
-----------------------------------------------

FHLB advances maturing:
  Within 30 days             $ 32,948     5.49%
  Over 5 years                 15,000     4.36
                             --------
    Total                    $ 47,948     5.19%
                             --------


         The weighted average period to maturity date for the FHLB advances outstanding at September 30, 1999 was 2.9 years, with a weighted average period to date of 0.3 years.

(8)      INCOME TAXES

         The components of income tax expense are summarized as follows for the years ended September 30:

(In thousands)                   1999          1998          1997
-------------------------------------------------------------------

Current tax expense:
  Federal                       $1,311        $1,404        $1,177
  State                            113           314           247
                                ------        ------        ------
                                 1,424         1,718         1,424
                                ------        ------        ------

Deferred tax expense:
  Federal                          105           207           413
  State                             41            79           153
                                ------        ------        ------
                                   146           286           566
                                ------        ------        ------

Total income tax expense        $1,570        $2,004        $1,990
                                ------        ------        ------


         The following is a reconciliation of the expected income tax expense, computed at the applicable Federal statutory rate of 34%, to the actual income tax expense for the years ended September 30:

(Dollars in thousands)                       1999        1998        1997
--------------------------------------------------------------------------

Tax at Federal statutory rate              $ 1,439     $ 1,668     $ 1,680
New York State income taxes, net
  of Federal tax benefit                       102         259         264
Other reconciling items, net                    29          77          46
                                           -------     -------     -------
Actual income tax expense                  $ 1,570     $ 2,004     $ 1,990
                                           -------     -------     -------

Effective income tax rate                     37.1%       40.9%       40.3%
                                              -----       -----       -----

         On March 31, 1999 the Association established the REIT at which time $117.7 million in real estate loans were transferred from the Association to the REIT. At September 30, 1999, $120.3 million in real estate loans were held by the REIT. The decrease in the effective tax rate reflects the ancillary benefits from the REIT.

         The tax effects of temporary differences that give rise to deferred tax assets and liabilities are as follows at September 30:

(In thousands)                                        1999            1998
------------------------------------------------------------------------------

Deferred tax liabilities:
  Net unrealized gain on
    available-for-sale securities                  $    --          $   763
  Mortgage servicing assets                            224              220
  Other taxable temporary differences                  595              371
                                                   -------          -------
    Total deferred tax liabilities                     819            1,354
                                                   -------          -------
Deferred tax assets:
  Net unrealized loss on
    available-for-sale securities                    1,732               --
  Allowance for loan losses                            615              533
  Other deductible temporary differences                95               95
                                                   -------          -------
    Total deferred tax assets                        2,442              628
                                                   -------          -------

  Net deferred tax (asset) liability               $(1,623)         $   726
                                                   -------          -------

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

1999 Annual Report  YONKERS FINANCIAL CORPORATION AND SUBSIDIARY

         At September 30, 1999, the Association's base-year Federal and State tax bad debt reserves were $3.0 million and $10.1 million, respectively.
Deferred tax liabilities have not been recognized with respect to these reserves, since the Company does not expect that these amounts will become taxable in the foreseeable future. Under the tax laws as amended, events that would result in taxation of these reserves include (i) redemptions of the Association's stock or certain excess distributions to the Holding Company and
(ii) failure of the Association to retain a thrift charter or continue to maintain a specified qualifying-assets ratio and meet other thrift definition tests for New York State tax purposes. At September 30, 1999, the Association's unrecognized deferred tax liabilities with respect to its Federal and State tax bad debt reserves totaled $1.7 million.

(9)      OTHER NON-INTEREST EXPENSE

         The components of other non-interest expense are as follows for the years ended September 30:

(In thousands)                       1999         1998          1997
----------------------------------------------------------------------
Professional services              $  435        $  480        $  301
Advertising and promotion             398           258           246
Telephone and postage                 195           134           107
Stationery and printing               154           149            93
Checking account expenses             122           107           100
Insurance and surety bond premiums    105           128           107
Correspondent bank fees               107           105           113
Other                                 751           627           406
                                   ------        ------        ------

     Total                         $2,267        $1,988        $1,473
                                   ------        ------        ------


(10)     EMPLOYEE BENEFIT AND STOCK COMPENSATION PLANS

PENSION BENEFITS

         All eligible Company employees are included in the New York State Bankers' Retirement System, a trusteed non-contributory pension plan. The benefits contemplated by the plan are funded through annual remittances based on actuarially determined funding requirements.

         The following table sets forth changes in benefit obligation, changes in plan assets and the funded status of the Association's pension plan and amounts recognized in the consolidated balance sheets at September 30:


(In thousands)                                    1999           1998
------------------------------------------------------------------------

CHANGE IN BENEFIT OBLIGATION:
  Projected benefit obligation -
    beginning of year                          $   1,378      $   1,224
  Service cost                                       101             73
  Interest Cost                                       94             97
  Actuarial loss                                     334            106
  Benefits paid                                      (94)          (122)
                                               ---------      ---------
  Projected benefit obligation -
    end of year                                    1,813          1,378
                                               ---------      ---------
CHANGE IN PLAN ASSETS:
  Plan assets at fair value -
    beginning of year                              2,093          1,963
  Actuarial return on plan assets                    327            252
  Employer contributions                              --             --
  Benefits paid                                      (94)          (122)
  Plan assets at fair value -
    end of year                                    2,326          2,093
                                               ---------      ---------

Funded status at end of year                         513            715
Unrecognized net actuarial (gain) loss                38           (142)
Unrecognized prior service cost                     (235)          (252)

  Prepaid pension cost                         $     316      $     321
                                               ---------      ---------


         The components of net pension expense are as follows for the years ended September 30:

(In thousands)                                     1999       1998      1997
------------------------------------------------------------------------------

Service cost (benefits earned during the year)     $ 101      $  73     $  72
Interest cost on projected benefit obligation         94         97        94
Actual return on plan assets                        (173)      (176)     (155)
Net amortization and deferral                        (17)       (23)      (13)
                                                   -----      -----     -----
     Net pension (credit) expense                  $   5      $ (29)    $  (2)
                                                   -----      -----     -----


         The projected benefit obligations at September 30, 1999 and 1998 was computed using discount rates of 7.0%, respectively, and rates of compensation increases of 4.0% and 4.5%, respectively. The expected long-term rate of return on plan assets was 8.5%.

         The Company entered into a non-qualified Supplemental Executive Retirement Agreement with an executive officer, effective January 1, 1997, to provide retirement benefits in addition to the benefits provided by the pension plan. The projected benefit obligation at September 30, 1999 and 1998 was approximately $257,000 and $175,000, respectively. This amount was computed using a discount rate of 7.0% and a rate of compensation increase of 4.0%. Pension expense for this agreement amounted to $41,000 in fiscal 1999, $45,000 in fiscal 1998 and $27,000 in fiscal 1997.

                YONKERS FINANCIAL CORPORATION AND SUBSIDIARY  1999 Annual Report

SAVINGS PLAN

         The Company also maintains an employee savings plan under Section 401(k) of the Internal Revenue Code. Eligible employees may make contributions to the plan of up to 15% of their compensation, subject to a dollar limitation. Effective January 1997, the Company no longer makes matching contributions;
prior thereto, matching contributions were made in amounts of up to 2% of a participant's compensation. Participants vest immediately in their own contributions and over a five-year period with respect to Company contributions. Savings plan expense was $10,000 in fiscal 1997.

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

         Shares purchased by the ESOP are held in a suspense account by the plan trustee until allocated to participant accounts. Shares released from the suspense account are allocated to participants on the basis of their relative compensation. Participants become vested in the allocated shares over a period not to exceed five years. Any forfeited shares are allocated to other participants in the same proportion as contributions. A cumulative total of 99,981 shares have been allocated to participants through September 30, 1999. Compensation expense recognized with respect to these shares amounted to $454,000, $534,000 and $424,000 in fiscal 1999, 1998 and 1997, respectively, based on the average fair value of the Holding Company's common stock for each period. The cost of the 185,679 shares which have not yet been committed to be released to participant accounts is reflected as a reduction to stockholders' equity ($1.9 million at September 30, 1999). The fair value of these shares was approximately $3.3 million at that date.

STOCK OPTION AND INCENTIVE PLAN

         On October 30, 1996, the stockholders approved the Yonkers Financial Corporation 1996 Stock Option and Incentive Plan. Under the plan, 357,075 shares of authorized but unissued Holding Company common stock are reserved for issuance to employees and non-employee directors upon option exercises. Options may be either non-qualified stock options or incentive stock options. Each option entitles the holder to purchase one share of common stock at an exercise price equal to the fair market value of the stock on the grant date. An initial grant of 264,951 options was made, effective October 30, 1996, at an exercise price of $12.875 per share. Options were granted later in fiscal 1997 for 3,000 shares at an exercise price of $16.625 per share, in fiscal 1998 for 3,000 shares at an exercise price of $21.625 per share and in fiscal 1999 for 10,563 shares at an exercise price of $14.125 per share. All options granted have a ten-year term and vest ratably over five years. No options were exercised through September 30, 1999 and the 281,514 outstanding options had a weighted average remaining term of approximately 7.2 years. At September 30, 1999, a total of 107,780 options with a weighted average exercise price $12.97 were exercisable and 75,561 reserved shares were available for future option grants.

         Options were granted at exercise prices equal to the fair value of the common stock at the grant dates. Therefore, in accordance with the provisions of APB Opinion No. 25 related to fixed stock options, no compensation expense is recognized with respect to options granted. Under the alternative fair-value-based method defined in SFAS No. 123, the fair value of all fixed stock options on the grant date would be recognized as expense over the vesting period. The estimated per-share fair value of options granted in fiscal 1999, 1998 and 1997 was $5.57, $6.32 and $4.50, respectively, estimated using the Black-Scholes option-pricing model with assumptions approximately as follows: dividend yield of 1.8% in fiscal 1999 and 1998 and 1.7% in fiscal 1997; expected volatility rate of 38.3% in fiscal 1999 and 1998 and 25.3% in fiscal 1997; risk-free interest rate of 4.6% in fiscal 1999, 6.1% in fiscal 1998 and 6.7% in fiscal 1997; and expected option life of 7.0 years. Had the Company applied the fair-value-based method of SFAS No. 123 to the options granted, it would have reported net income, basic EPS and diluted EPS of $2.5 million, $1.05 and $1.03, respectively, in fiscal 1999; $2.7 million, $1.05 and $1.01, respectively, in fiscal 1998 and $2.8 million, $0.99, and $0.98, respectively, in fiscal 1997.

MANAGEMENT RECOGNITION PLAN

         On October 30, 1996, the stockholders also approved the Yonkers Financial Corporation 1996 MRP. The purpose of this plan is to provide directors, officers and employees with a proprietary interest in the Company in a manner designed to encourage such individuals to remain with the Company. Awards granted under this plan vest ratably over five years from the date of grant. The Holding Company completed the funding of the plan in November 1996 by purchasing 142,830 shares of common stock in the open market at a total cost of approximately $1.8 million. MRP awards for 5,000 of these shares were awarded in fiscal 1999 and 108,905 of these shares were made in fiscal 1997, with the remaining 28,925 purchased shares included in treasury stock and available for future awards. Unearned compensation of $1.5 million was recorded with respect to the shares awarded, and $289,000, $279,000 and $271,000 of that amount was amortized to compensation expense in fiscal 1999, 1998 and 1997, respectively.

1999 Annual Report  YONKERS FINANCIAL CORPORATION AND SUBSIDIARY

(11)     STOCKHOLDERS' EQUITY

CONVERSION AND STOCK OFFERING

         Concurrent with the Conversion on April 18, 1996, the Holding Company sold 3,570,750 shares of its common stock in a subscription and community offering at a price of $10 per share, for net proceeds of $34.6 million after deducting conversion costs of $1.1 million. The Holding Company used $17.3 million of the net proceeds to acquire all of the common stock issued by the Association in the Conversion. Total common shares issued and outstanding were 3,020,763 at September 30, 1997 (net of 549,987 treasury shares), 2,726,239 at
September 30, 1998 (net of 844,511 treasury shares) and 2,238,739 at September 30, 1999 (net of 1,332,011 treasury shares).

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

         The following is a summary of the number of shares utilized in the Company's EPS calculations for the years ended September 30, 1999, 1998 and 1997. For purposes of computing basic EPS, net income applicable to common stock equaled net income for each of the periods presented.

(In thousands)                           1999        1998        1997
----------------------------------------------------------------------
Weighted average common shares
  outstanding for computation of
  basic EPS(1)                          2,362       2,598       2,815

Common-equivalent shares due
  to the dilutive effect of stock
  options and MRP awards(2)                46          77          35
                                        -----       -----       -----

Weighted average common shares
  for computation of diluted EPS        2,408       2,675       2,850
                                        -----       -----       -----

-----------------
(1) Excludes unvested MRP awards and unallocated ESOP shares that have not been committed to be released.
(2)   Computed  using the  treasury  stock method.

COMPREHENSIVE INCOME

         The Company has adopted Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income," which establishes standards for reporting and display of comprehensive income (and its components) in financial statements. The standard does not, however, specify when to recognize or how to measure items that make up comprehensive income. Comprehensive income represents net income and certain amounts reported directly in stockholders' equity, such as the net unrealized gain or loss on securities available for sale. While SFAS No. 130 does not require a specific reporting format, it does require that an enterprise report an amount representing total comprehensive income for the period. The company has reported its comprehensive income for fiscal 1999, 1998 and 1997 in the consolidated statements of changes in stockholders' equity.

         The company's other comprehensive income or loss (other than net income), which is attributable to gains and losses on securities available-for-sale, is summarized as follows for the years ended September 30:

(In thousands)                    1999           1998          1997
----------------------------------------------------------------------
Net unrealized holding
  (losses) gains arising
  during the period             $(6,192)       $   958        $ 1,253
Related income tax effect         2,495           (382)          (502)
                                -------        -------        -------

Other comprehensive
  (loss) income                 $(3,697)       $   576        $   751
                                -------        -------        -------

                YONKERS FINANCIAL CORPORATION AND SUBSIDIARY  1999 Annual Report

CAPITAL DISTRIBUTIONS

         The Association may not declare or pay cash dividends on or repurchase any of its shares of common stock if the effect thereof would cause its stockholder's equity to be reduced below applicable regulatory capital requirements or the amount required to be maintained for the liquidation account. The OTS capital distribution regulations applicable to savings institutions (such as the Association) that meet their regulatory capital requirements, generally limit dividend payments in any year to the greater of
(i) 100% of year-to-date net income plus an amount that would reduce surplus capital by one-half or (ii) 75% of net income for the most recent four quarters. Surplus capital is the excess of actual capital at the beginning of the year over the institution's minimum regulatory capital requirement. The Association paid $4.0 million and $4.8 million in dividends to the Holding Company in fiscal 1999 and 1998, respectively (none in fiscal 1997 and 1996).

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

         Pursuant to approvals received from the OTS, through September 30, 1999 the Holding Company has repurchased 1,445,916 shares of common stock for its treasury (or approximately 40.5% of its common stock issued). These repurchases were made in open market transactions, at a total cost of $23.3 million or an average of approximately $16.13 per share. These repurchases have been used, in part, to fund shares awarded under the MRP described in note 10.

REGULATORY CAPITAL REQUIREMENTS

         OTS regulations require savings institutions to maintain a minimum ratio of tangible capital to total adjusted assets of 1.5%; a minimum ratio of Tier I (core) capital to total adjusted assets of 4.0%; and a minimum ratio of total (core and supplementary) capital to risk-weighted assets of 8.0%.

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

         Management believes that, as of September 30, 1999 and 1998, the Association met all capital adequacy requirements to which it is subject. Further, the most recent OTS notification categorized the Association as a well-capitalized institution under the prompt corrective action regulations. There have been no conditions or events since that notification that management believes have changed the Association's capital classification.

         The following is a summary of the Association's actual capital amounts and ratios as of September 30, 1999 and 1998, compared to the OTS requirements for minimum capital adequacy and for classification as a well-capitalized institution:


                                                         Minimum Capital           Classification as
                              ASSOCIATION ACTUAL             Adequacy               Well Capitalized
                            ----------------------    ---------------------      ----------------------
(Dollars in thousands)       AMOUNT        RATIO       AMOUNT        RATIO        AMOUNT         RATIO
-------------------------------------------------------------------------------------------------------
SEPTEMBER 30, 1999
Tangible capital            $ 33,744        7.4%       $  6,863       1.5%            N/A         N/A
Tier I (core)capital          33,744        7.4          18,300       4.0        $ 22,876         5.0%
Risk-based capital:
     Tier I                   33,744       17.2             N/A       N/A          11,784         6.0
     Total                    36,520       18.0          15,711       8.0          19,639        10.0

SEPTEMBER 30, 1998
Tangible capital            $ 35,218        9.3%       $  5,654       1.5%            N/A         N/A
Tier I (core)capital          35,218        9.3          11,308       3.0        $ 18,845         5.0%
Risk-based capital:
     Tier I                   35,218       25.1             N/A       N/A           8,427         6.0
     Total                    36,520       26.0          11,236       8.0          14,045        10.0


1999 Annual Report  YONKERS FINANCIAL CORPORATION AND SUBSIDIARY

(12)    COMMITMENTS AND CONTINGENCIES

OFF-BALANCE SHEET FINANCIAL INSTRUMENTS

         The Company had outstanding commitments to originate loans of $52.1 million and unadvanced lines of credit extended to customers of $4.4 million at September 30, 1999 ($18.3 million and $3.7 million, respectively, at September 30, 1998). Although these contractual amounts represent the Company's maximum potential exposure to credit loss, they do not necessarily represent future cash requirements since certain commitments and lines of credit may expire without being funded and others may not be fully drawn upon. Substantially all of these commitments and lines of credit have been provided to customers within the Company's primary lending area described in note 3.

         Commitments to originate loans are legally binding agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments have fixed expiration dates (generally ranging up to 45 days) or other termination clauses and may require the payment of a fee by the customer. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral, if any, obtained by the Company upon extension of credit, is based on management's credit evaluation of the borrower. The Company's loan origination commitments at September 30, 1999 include $5.8 million for fixed-rate loans with interest rates ranging from 6.63% to 8.26%.

         Unused lines of credit are legally binding agreements to lend a customer as long as there is no violation of any condition established in the contract. Lines of credit generally have fixed expiration dates or other termination clauses. The amount of collateral obtained, if deemed necessary by the Company, is based on management's credit evaluation of the borrower.

         At September 30, 1999, the Company had a commitment to sell mortgage loans of $1.2 million. Loan sale commitments are used from time to time in order to limit the interest rate and market risk associated with loans held for sale and commitments to originate loans held for sale. Risks associated with commitments to sell mortgage loans include the possible inability of the counterparties to meet the contract terms, or of the Company to originate loans to fulfill the contracts. The Company controls its risk by entering into these agreements only with highly-rated counterparties

LEASE COMMITMENTS

         The Company is obligated under non-cancelable leases for certain of its banking premises. Rental expense under these leases was $420,000, $255,000 and $203,000 for the years ended September 30, 1999, 1998 and 1997, respectively. At September 30, 1999, the future minimum rental payments under the lease agreements for the fiscal years ending September 30 are $446,000 in 2000, $357,000 in 2001, $280,000 in 2002, $169,000 in 2003 and $74,000 in 2004.

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

                YONKERS FINANCIAL CORPORATION AND SUBSIDIARY  1999 Annual Report

         The following is a summary of the carrying amounts and fair values of the Company's financial assets and liabilities (none of which were held for trading purposes) at September 30:

                                                        1999                      1998
                                                -------------------------------------------------
                                                Carrying      Fair         Carrying       Fair
(In millions)                                    Amount       Value         Amount        Value
-------------------------------------------------------------------------------------------------

FINANCIAL ASSETS:
  Cash and due from banks                       $   4.7       $   4.7       $   3.2      $   3.2
  Short-term investments                             --            --           1.0          1.0
  Securities                                      138.6         138.7         168.5        169.2
  Real estate mortgage loans held for sale          1.2           1.2          13.3         13.4
  Loans receivable                                298.0         291.1         184.0        186.9
  Accrued interest receivable                       2.8           2.8           2.8          2.8
  FHLB stock                                        7.4           7.4           6.4          6.4

FINANCIAL LIABILITIES:
  Savings certificate accounts                    151.8         151.1         132.3        133.9
  Other deposit accounts                          121.2         121.2          98.9         98.9
  Borrowings                                      147.9         142.6         107.8        109.6



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

         The fair values of the loan origination commitments and unadvanced lines of credit described in note 12 were estimated based on an analysis of the interest rates and fees currently charged to enter into similar transactions, considering the remaining terms of the instruments and the creditworthiness of the potential borrowers. At September 30, 1999 and 1998, the fair values of these financial instruments approximated the related carrying amounts which were not significant.

(14)     RECENT ACCOUNTING PRONOUNCEMENTS

         In February 1998, the FASB issued SFAS No.132, EMPLOYERS' DISCLOSURES ABOUT PENSIONS AND OTHER POSTRETIREMENT BENEFITS, which standardizes the disclosure requirements for these benefits; requires additional information on changes in the benefit obligations and fair values of plan assets; and eliminates certain present disclosure requirements. This statement addresses disclosure only and does not change any measurement or recognition provisions provided in previous statements. The Company implemented this statement for the year ended September 30, 1999. See note 10.

         In September 1998, the FASB issued SFAS No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, which requires entities to recognize all derivatives as either assets or liabilities in the balance sheets at fair value. If certain conditions are met, a derivative may be specifically designated as a fair value hedge, a cash flow hedge, or a foreign currency hedge. A specific accounting treatment applies to each type of hedge. Entities may reclassify securities from the held-to-maturity category to the available-for-sale category at the time of adopting SFAS No. 133. SFAS No. 133 is effective for fiscal years beginning after June 15, 1999, although early adoption is permitted. The Company has not yet selected an adoption date or decided whether it will reclassify securities between categories. The Company is not presently engaged in derivatives and hedging activities covered by the new standard and, accordingly, SFAS No. 133 is not expected to have a material impact on the Company's consolidated financial statements.

1999 Annual Report  YONKERS FINANCIAL CORPORATION AND SUBSIDIARY

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

(15)     PARENT COMPANY CONDENSED FINANCIAL INFORMATION

         Set forth below are the condensed balance sheets of Yonkers Financial Corporation as of September 30, 1999 and 1998, and its condensed statements of income and cash flows for the periods indicated:

                                                          SEPTEMBER 30,
                                                     ----------------------
(In thousands)                                           1999        1998
---------------------------------------------------------------------------
CONDENSED BALANCE SHEETS
Assets
  Cash                                                $    217    $    269
  Securities                                             2,570       4,760
  Investment in subsidiary                              31,327      36,488
  Other assets                                             280         329
                                                      --------    --------
    Total assets                                      $ 34,394    $ 41,846
                                                      --------    --------
Liabilities and Stockholders' Equity
  Liabilities                                         $    104    $     44
  Stockholders' equity                                  34,290      41,802
                                                      --------    --------
    Total liabilities and stockholders' equity        $ 34,394    $ 41,846
                                                      --------    --------


                                               YEAR ENDED SEPTEMBER 30,
                                          ---------------------------------
(In thousands)                              1999         1998        1997
---------------------------------------------------------------------------
CONDENSED STATEMENTS OF INCOME
Dividends received from subsidiary      $   4,000     $  4,800    $    --
Interest income                               353          499        682
Non-interest income                            58           38         --
Non-interest expense                         (207)        (404)      (150)
                                        ----------    ---------   --------
  Income before income tax expense
    and effect of subsidiary earnings       4,204        4,933        532
Income tax expense                             68           57        232
                                        ----------    ---------   --------
  Income before effect of subsidiary
    earnings                                4,136        4,876        300
Effect of subsidiary earnings:
  Excess of dividends over current
    earnings of subsidiary                 (1,473)      (1,975)        --
  Equity in undistributed earnings
    of subsidiary                              --           --      2,652
                                        ----------    ---------   --------
    Net income                          $   2,663     $  2,901    $ 2,952
                                        ----------    ---------   --------

                YONKERS FINANCIAL CORPORATION AND SUBSIDIARY  1999 Annual Report


                                                                           YEAR ENDED SEPTEMBER 30,
                                                                   --------------------------------------
(In thousands)                                                         1999          1998         1997
---------------------------------------------------------------------------------------------------------
CONDENSED STATEMENTS OF CASH FLOWS
Cash flows from operating activities:
  Net income                                                         $  2,663      $  2,901     $  2,952
  Adjustments to reconcile net income to
    net cash provided by operating activities:
    Excess of dividends over current earnings of subsidiary             1,473         1,975           --
    Equity in undistributed earnings of subsidiary                         --            --       (2,652)
    Other adjustments, net                                              3,122           947          392
                                                                     --------      --------     --------
      Net cash provided by operating activities                         7,258         5,823          692
                                                                     --------      --------     --------
Cash flows from investing activities:
  Purchases of securities                                                (465)       (1,187)      (4,000)
  Proceeds from sales and calls of securities                           2,661           256        4,000
                                                                     --------      --------     --------
      Net cash used in investing activities                             2,196          (931)          --
                                                                     --------      --------     --------
Cash flows from financing activities:
  Common stock repurchased                                             (8,741)       (5,676)      (8,909)
  Dividends paid                                                         (765)         (752)        (610)
                                                                     --------      --------     --------
      Net cash (used in) provided by financing activities              (9,506)       (6,428)      (9,519)
                                                                     --------      --------     --------
(Decrease) increase in cash and cash equivalents                          (52)       (1,536)      (8,827)
Cash and cash equivalents at beginning of period                          269         1,805       10,632
                                                                     --------      --------     --------
Cash and cash equivalents at end of period                                217           269        1,805
                                                                     --------      --------     --------

(16)     SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

         The following is a summary of unaudited quarterly financial data for the fiscal years ended September 30, 1999 and 1998:



                                                                         Three Months Ended
                                                     ---------------------------------------------------------
In thousands, except per share data)                     December 31    March 31        June 30   September 30
---------------------------------------------------------------------------------------------------------------
FISCAL 1999
Interest and dividend income                              $ 6,621        $ 6,472        $ 6,649        $ 7,190
Interest expense                                            3,765          3,579          3,585          3,955
                                                          -------        -------        -------        -------
  Net interest income                                       2,856          2,893          3,064          3,235
Provision for loan losses                                      75             75             50             35
Non-interest income                                           389            509            246            368
Non-interest expense                                        2,040          2,267          2,234          2,551
                                                          -------        -------        -------        -------
  Income before income tax expense                          1,130          1,060          1,026          1,017
Income tax expense                                            463            394            369            344
                                                          -------        -------        -------        -------
  Net income                                              $   667        $   666        $   657        $   673
                                                          -------        -------        -------        -------
Earnings per common share:
  Basic                                                   $  0.27        $  0.27        $  0.28        $  0.31
  Diluted                                                    0.27           0.27           0.27           0.30
                                                          -------        -------        -------        -------
FISCAL 1998
Interest and dividend income                              $ 6,054        $ 6,246        $ 6,429        $ 6,746
Interest expense                                            3,031          3,293          3,718          3,980
                                                          -------        -------        -------        -------
  Net interest income                                       3,023          2,953          2,711          2,766
Provision for loan losses                                     175             75             75             50
Non-interest income                                           344            234            520            312
Non-interest expense                                        1,816          1,965          1,938          1,864
                                                          -------        -------        -------        -------
  Income before income tax expense                          1,376          1,147          1,218          1,164
Income tax expense                                            568            459            491            486
                                                          -------        -------        -------        -------
  Net income                                              $   808        $   688        $   727        $   678
                                                          -------        -------        -------        -------
Earnings per common share:
  Basic                                                   $  0.30        $  0.26        $  0.28        $  0.28
  Diluted                                                    0.29           0.25           0.27           0.27
                                                          -------        -------        -------        -------

                                       39

1999 Annual Report  YONKERS FINANCIAL CORPORATION AND SUBSIDIARY

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

     The Board of Directors meets periodically with Company management, the internal auditor, and the independent auditors, KPMG LLP, to review matters relative to the quality of financial reporting, internal control, and the nature, extent and results of the audit efforts.

     The independent auditors conduct an annual audit to enable them to express an opinion on the Company's consolidated financial statements. In connection with the audit, the independent auditors consider the Company's internal control to the extent they consider necessary to determine the nature, timing and extent of their auditing procedures.



/s/ RICHARD F. KOMOSINSKI                         /s/ JOSEPH D. ROBERTO
-----------------------------------               ------------------------------
Richard F. Komosinski                             Joseph D. Roberto
President and Chief Executive Officer             Vice President, Treasurer and
                                                  Chief Financial Officer



INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Yonkers Financial Corporation:

     We have audited the accompanying consolidated balance sheets of Yonkers Financial Corporation and subsidiary (the "Company") as of September 30, 1999 and 1998, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended September 30, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Yonkers Financial Corporation and subsidiary as of September 30, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 1999 in conformity with generally accepted accounting principles.




/s/ KPMG LLP
------------------
New York, New York
October 25, 1999

                YONKERS FINANCIAL CORPORATION AND SUBSIDIARY  1999 Annual Report

CORPORATE INFORMATION

COMPANY AND BANK ADDRESS

6 Executive Plaza
Yonkers, New York 10701
Telephone: (914) 965-2500
Fax: (914) 965-2599
Internet: www.Yonkers.com

BOARD OF DIRECTORS

WILLIAM G. BACHOP, CHAIRMAN
Retired professional engineer and President of Herbert G. Martin, Inc.

P. ANTHONY SARUBBI, VICE CHAIRMAN
A  consulting  engineer  and
President  of P.  Anthony  Sarubbi, Inc.

DONALD R. ANGELILLI
A real estate broker employed by
Weichert Realtors

RICHARD F. KOMOSINSKI
President and Chief Executive Officer
The Yonkers Savings and Loan Association, FA

CHARLES D. LOHRFINK
Retired Public Affairs Director
for Consolidated Edison

MICHAEL J. MARTIN
Vice President of Herbert G. Martin, Inc.

EBEN T. WALKER
President of Graphite Metallizing Corporation

OFFICERS

RICHARD F. KOMOSINSKI
President and Chief Executive Officer

JOSEPH L. MACCHIA
Vice President, Secretary

JOSEPH D. ROBERTO
Vice President, Treasurer and
Chief Financial Officer

PHILIP GUARNIERI
Vice President

KATHY KOWLER
Vice President

INDEPENDENT AUDITORS

KPMG LLP
3001 Summer Street
Stamford, Connecticut 06905

SPECIAL COUNSEL

Silver, Freedman & Taff, L.L.P.
1100 New York Avenue, N.W.
Seventh Floor--East Tower
Washington, D.C. 20005

ANNUAL MEETING

The annual meeting of stockholders will be held at 6:00 p.m., January 27, 2000, at The Yonkers Savings and Loan Association, FA, located at 2320 Central Park Avenue, Yonkers, New York.

STOCK LISTING

The Company's stock is traded over the counter, on the NASDAQ National Market under the symbol "YFCB".

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

The table below shows the range of high and low bid prices and dividends paid for the quarters indicated. The prices do not represent actual transactions and do not include retail markups, markdowns or commissions.

-------------------------------------------------------------------------------
QUARTER ENDED                      HIGH          LOW           DIVIDENDS
-------------------------------------------------------------------------------
December 31, 1997                 $22           $18 1/4          $0.06
March 31, 1998                     20 1/4        18 5/16          0.07
June 30, 1998                      20            18 1/4           0.07
September 30, 1998                 19 3/8        13 7/8           0.08
December 31, 1998                  15            12 1/4           0.08
March 31, 1999                     15 1/2        14               0.08
June 30, 1999                      17 7/8        14 5/8           0.08
September 30, 1999                 19            17 1/2           0.09
-------------------------------------------------------------------------------

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

As of September 30, 1999, the Company had approximately 450 stockholders of record and 2,238,739 outstanding shares of common stock.

SHAREHOLDER AND GENERAL INQUIRIES

Joseph L. Macchia, Vice President
Yonkers Financial Corporation
6 Executive Plaza
Yonkers, New York 10701
(914) 965-2500

TRANSFER AGENT

Registrar & Transfer Co.
10 Commerce Drive
Cranford, New Jersey 07016
(800) 456-0596

ANNUAL AND OTHER REPORTS

The Company is required to file an annual report on Form 10-K for its fiscal year ended September 30, 1999, with the Securities and Exchange Commission. Copies of the Form 10-K annual report and the Company's quarterly reports may be obtained without charge by contacting:

INVESTOR RELATIONS
Yonkers Financial Corporation
6 Executive Plaza
Yonkers, New York 10701
Telephone: (914) 965-2500
Fax:  (914) 965-2599
Internet: www.Yonkers.com