Form 10-K, Exhibit 13
period 2000-09-30
YONKERS FINANCIAL CORP
filed 2000-12-29
CIK 1005508

1999 ANNUAL REPORT




                              FINANCIAL HIGHLIGHTS


At or for the Fiscal Year Ended September 30,              2000              1999             1998
---------------------------------------------------------------------------------------------------
(Dollars in thousands, except per share data)

Selected Financial Condition Data

Total assets                                               $522,874       $457,695        $383,204
Loans receivable, net                                       364,238        297,950         184,025
Mortgage-backed securities                                   83,574         97,380         113,485
Other securities                                             44,991         41,268          55,043
Deposits                                                    325,106        272,974         231,181
Borrowings                                                  157,412        147,935         107,790
Stockholders' equity                                         34,882         32,017          41,802


Selected Operating Data

Net interest income                                        $ 13,962       $ 12,048        $ 11,453
Net income                                                    3,141          2,663           2,901
Basic earnings per common share(1)                             1.56           1.13            1.12
Diluted earnings per common share(1)                           1.53           1.11            1.08


Asset Quality Data

Non-performing loans                                       $    123       $    755        $    753
Non-performing loans to total loans
    receivable                                                 0.03%          0.25%           0.41%

Selected Statistical  Data

Return on average equity                                       9.69%          6.64%           6.72%
Average equity to average assets                               6.37          10.21           12.18
Book value per share(2)                                      $15.65         $14.30          $15.33
Cash dividends per share                                       0.36           0.32            0.28


(1) Earnings per share data for all periods has been computed in accordance with Statement of Financial Accounting Standards No. 128.

(2) Represents stockholders' equity divided by total common shares outstanding at the end of the period .

TO OUR STOCKHOLDERS:

     From a financial point of view, fiscal 2000 was Yonkers Financial Corporation's best year since becoming a public company in 1996,-- a year marked by strong asset growth, records profits and a growing presence in our marketplace.

     The Company, which is the holding company for The Yonkers Savings and Loan Association, F.A. reported earnings of $1.53 per diluted share for the fiscal year ended September 30, 2000, an increase of 37.8% over the $1.11 per share reported in fiscal 1999. Net income rose to a record $3.1 million, an increase of 17.9% over 1999.

     By any measure, this was an outstanding performance, but it was not entirely unexpected. In fact, it reflected the effective execution of our business plan for 2000. That plan called for strong growth in our deposit base, increased lending for residential and commercial real estate purposes, appropriate control of expenses, and a further reduction in non-performing loans. It called for us to capitalize further on the growth initiatives we had put in place over the past few years. And with some additional help from the continuing strength in our region's economy, our dedicated employees delivered even better results than we projected.

     Solid Asset Growth. The Company's assets, principally its loan portfolio, grew a solid $65.2 million, or 14.2%, to $522.9 million. We funded the growth in two ways. First, we grew our deposit base with the majority of the increase a direct result from the expansion of our retail franchise over the past two years. Deposits rose by $52.1 million, or 19.1% to $325.1 million. Second, we increased our borrowings, in the form of advances from the Federal Home Loan Bank, by $9.5 million, or 6.4% to $157.4 million.

     Deposit Base Increases. Although while we operate in a highly competitive marketplace for banking services, we successfully increased our deposit base, increasing our market share in the process. We achieved this through effective promotions in our four traditional branches and by taking advantage of the expanded presence afforded by our five recently added in-store branches located in Wappingers Falls, Yorktown Heights, Mount Vernon, Poughkeepsie and Cortlandt Manor.

     We also stepped up our emphasis on our BusinessVantage program for business customers, expanding the number of BusinessVantage accounts by more than 50%, from 525 to 800, and more than doubling the amount of these deposits. Combined, these efforts enabled us to increase our deposits beyond our projections.

     It is worthy of note that we achieved this strong deposit growth at a time when most competing institutions were having trouble attracting deposits.

     Expanded Loan Portfolio. Total loans, including both loans receivable and mortgage loans held for sale, rose by an impressive 22.7% or $67.8 million to a new high of $367.0 million.

     As described in our 1999 annual report, our modern lending center, staffed by our dedicated retail sales team, is making a significant contribution in growing our loan portfolio. Traditionally, we have focused primarily on originating mortgage loans secured by one- to four-family residences, but we are currently placing increased emphasis on commercial real estate lending. Multi-family and mixed-use loans accounted for 36%, or $24.4 million of the $67.8 million loan growth in fiscal 2000, compared to 21% of the loan growth in the previous year.

     Loan quality improved even further in 2000 as non-performing loans decreased from $755,000 in 1999 to $123,000 in 2000. Non-performing loans to total loans fell from 0.25% in 1999 to 0.03%. While a robust economy has helped, this excellent performance is mainly attributable to the skill and diligence of our staff.

     Net Interest and Non Interest Income Up. The expansion of our loan portfolio contributed to an increase of $2.0 million in net interest income to $14.0 million, a gain of 15.9% over fiscal 1999. The additional earnings generated by this loan growth more than offset the negative effects of a decline in our average interest rate spread from 2.66 % to 2.47%.

     Our non-interest income rose 37.7% for the year to $1.6 million, primarily reflecting increases in service charges and fee income. Growth in service charges revenue resulted mainly from higher transaction volume, while fee income increased on the strength of sales of annuities and mutual funds under a program launched during fiscal 2000. This program, which generated $236,000 in income, was essentially on target in sales for the fiscal year, and we look for continued growth during fiscal 2001. The gains in these income categories were partially offset by declines in our net gain on sales of securities and on sales of real estate mortgages held for sale.

     Strong Financial Position. Yonkers Financial Corporation ended its 2000 fiscal year in excellent financial condition. Return on average equity increased substantially, from 6.64% in fiscal 1999 to 9.69% in fiscal 2000, and we hope to improve on that in the future. The increase reflects higher profits and the further leveraging of our capital. Essentially the same trend is displayed in another ratio, average equity to average assets, which went from 10.2% in fiscal 1999 to 6.4% in fiscal 2000, as a result of growth in fiscal 2000 and stock repurchases in fiscal 1999. The effect was to position our Company for excellent EPS growth from the very start of the fiscal year.

     Our solid performance enabled the Board of Directors to maintain the quarterly dividend of $0.9 per share, established for 1999's fourth quarter, throughout fiscal 2000. This amounted to a dividend increase of 12.5% for the year.

     New Director Named. Fredric H. Gould, Chairman of the Board of BRT Realty Trust and General Partner of Gould Investors L.P., was elected to the Board of Directors in February 2000 for a two-year term. Mr. Gould was also a former majority owner and member of the Board of Directors of BFS Bankorp. We believe the Company will benefit from his real estate expertise and business insight. Mr. Gould currently serves on the Company's Loan Committee.

     A Positive Outlook. Prospects for fiscal 2001 appear very good. The regional economy remains solid, and we will further expand our deposit base and loan portfolio. Our employees continue to work diligently to build every aspect of our business. We plan to enhance our Web site (www.yonkers.com) to add bill paying to the balance inquiry and funds transfer activities currently available. Overall, we look forward to a solid and profitable performance in fiscal 2001.

     We will continue to take an opportunistic approach to growth, and are open to new branches or potential acquisitions if the "fit" and price are right. Most of all, we remain committed to the goal of building shareholder value.

     It is said that superior business performance will eventually be reflected in the price of a company's stock, although that has not been our experience lately. But I am confident that our strong results will in due course be rewarding to our shareholders. On behalf of the board, I want to thank our employees, our customers and in particular our shareholders for their dedication, loyalty and unstinting support.


Sincerely,

Richard F. Komosinski
President and Chief Executive Officer
November 27, 2000

                      SELECTED CONSOLIDATED FINANCIAL DATA

                                                                 At or for the Fiscal Year Ended September 30,
                                                    ------------------------------------------------------------------------
                                                       2000           1999           1998           1997           1996
                                                    ------------  -------------   ------------  -------------   ------------
                                                                 (Dollars in thousands, except per share data)

Selected Financial Condition Data:
Total assets                                           $522,874      $457,695       $383,204       $312,956       $259,534
Loans receivable, net                                   364,238       297,950        184,025        118,683         86,666
Real estate mortgage loans held for sale                  2,743         1,226         13,334         20,437             --
Securities:
  Available-for-sale                                    112,373       116,712        125,225         86,286         58,552
  Held-to-maturity                                       16,192        21,936         43,303         76,329         95,007
Cash and cash equivalents                                10,178         4,651          4,195          3,593         12,500
Deposits                                                325,106       272,974        231,181        207,933        190,675
Borrowings                                              157,412       147,935        107,790         60,096         18,264
Stockholders' equity                                     34,882        32,017         41,802         43,878         48,999

Selected Operating Data:
Interest and dividend income                           $ 36,092      $ 26,932       $ 25,475       $ 20,731       $ 16,376
Interest expense                                         22,130        14,884         14,022          9,957          7,975
                                                       --------      --------       --------       --------       --------
  Net interest income                                    13,962        12,048         11,453         10,774          8,401
Provision for loan losses                                   220           235            375            300            462
                                                       --------      --------       --------       --------       --------
  Net interest income after provision for loan losses    13,742        11,813         11,078         10,474          7,939
Non-interest income                                       1,593         1,157          1,128            532            502
Non-interest expense (excluding special assessment)      10,340         8,737          7,301          6,064          4,838
SAIF special assessment (1)                                  --            --             --             --          1,166
                                                       --------      --------       --------       --------       --------
  Income before income tax expense                        4,995         4,233          4,905          4,942          2,437
Income tax expense                                        1,854         1,570          2,004          1,990            917
                                                       --------      --------       --------       --------       --------
  Net income (2)                                       $  3,141      $  2,663       $  2,901       $  2,952       $  1,520
                                                       ========      ========       ========       ========       ========
Basic earnings per common share (3)                    $   1.56      $   1.13       $   1.12       $   1.05       $   0.22
Diluted earnings per common share (3)                  $   1.53      $   1.11       $   1.08       $   1.04       $   0.22

Selected Statistical Data: (4)
Return on average assets (2)                               0.62%         0.68%          0.82%          1.05%          0.66%
Return on average equity (2)                               9.69          6.64           6.72           6.72           4.60
Net interest margin (5)                                    2.80          3.13           3.28           3.93           3.73
Average interest rate spread (6)                           2.47          2.66           2.67           3.26           3.13
Efficiency ratio (7)                                      66.56         66.83          58.21          53.44          53.82
Non-interest expense to average assets (2)                 2.03          2.22           2.06           2.17           2.11
Non-performing loans to total loans receivable             0.03          0.25           0.38           0.81           3.14
Allowance for loan losses to non-performing loans      1,384.55        199.07         172.91          96.05          33.77
Allowance for loan losses to total loans receivable        0.46          0.50           0.66           0.78           1.06
Non-performing assets to total assets                      0.02          0.16           0.28           0.48           1.30
Equity to total assets at end of period                    6.67          7.00          10.91          14.02          18.88
Average equity to average assets                           6.37         10.21          12.18          15.69          14.41
Book value per share (8)                             $    15.65       $ 14.30        $ 15.33        $ 14.53        $ 13.72
Cash dividends per share                                   0.36          0.32           0.28           0.21           0.05
Dividend payout ratio (9)                                 24.23%        28.73%         25.92%         20.66%         22.50%

----------------------------------------------------

(1) Represents the Association's share of a special assessment imposed on all financial institutions with deposits insured by the Savings Association Insurance Fund (the "SAIF").
(2) Excluding the after-tax SAIF charge described in note (2), net income for fiscal 1996 would have been approximately $700,000 higher, resulting in a return on average assets of 0.97% and a return on average equity of 6.71%. The ratio of non-interest expense to average assets would have been 2.20%.
(3) Earnings per share data for all periods has been computed in accordance with Statement of Financial Accounting Standards No.128. Earnings per share for fiscal 1996 is for the period following the Association's conversion.
(4) All ratios are based on average daily balances with the exception of 1996 ratios which are based on average monthly balances and end-of-period ratios.
(5)  Net interest income divided by average interest-earning assets.
(6) The difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities.
(7) Non-interest expense (other than certain loss provisions and the SAIF special assessment) divided by the sum of net interest income and non-interest income (other than net security gains and losses).
(8) Represents stockholders' equity divided by total common shares outstanding at the end of the period.
(9) Dividends paid as a percentage of net income. Ratio for fiscal 1996 is based on net income for the six-month period following the Association's conversion to stock form.

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

     The Association has two wholly owned subsidiaries, Yonkers REIT, Inc., a real estate investment trust (the "REIT"), and Yonkers Financial Services, Inc., a subsidiary that sells savings bank life insurance, mutual funds and annuities.

     The Company's primary market area consists of Westchester County, New York, and portions of Putnam, Rockland and Dutchess Counties, New York. Business is conducted from its executive offices as well as four full-service banking offices and a lending office located in Yonkers, New York. In addition, business is also conducted through five in-store branches located in Wappingers Falls, Yorktown Heights, Mt. Vernon, Poughkeepsie, and Cortlandt Manor.

     The Association is a community-oriented savings institution whose business primarily consists of accepting deposits from customers within its market area and investing those funds in mortgage loans secured by one- to four-family residences, multi-family and commercial real estate, construction, land, consumer and commercial business loans. The Company has recently determined to increase its emphasis on its multi-family lending activity. The Company also invests in mortgage-backed and other securities. The Holding Company's business activities have been limited to its ownership of the Association and certain short-term and other investments.

     The Company's results of operations are primarily dependent on net interest income, which is the difference between the interest income on its interest-earning assets (such as loans and securities) and the interest expense on its interest-bearing liabilities (such as deposits and borrowings). The Company results of operations are also affected by the provision for loan losses, non-interest income and non-interest expense. Non-interest income primarily consists of service charges and fees on deposit and loan products, fees from the sale of annuities and mutual funds, and gains (losses) on sales of loans and securities. The Company's non-interest expenses primarily consist of employee compensation and benefits, occupancy and equipment expenses, data processing service fees, federal deposit insurance costs and other operating expenses.

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

Operating Strategy

     The Company's basic mission is to maintain its focus as an independent, community-oriented financial institution servicing customers in its primary market area. The Board of Directors has sought to accomplish this mission through an operating strategy designed to maintain capital in excess of regulatory requirements and manage, to the extent practical, the Company's loan delinquencies and vulnerability to changes in interest rates. The Company's current operating strategy consists primarily of (i) the origination of loans secured by one- to four-family residential real estate, with a portion of such originations being sold in the secondary market; (ii) maintain a significant portfolio of adjustable-rate loans that includes loans with rates that adjust periodically after an initial fixed-rate period; (iii) supplement its one- to four-family residential lending activities with a substantial amount of higher-yielding multi-family loans and, to a lesser extent commercial real estate, consumer, construction and land loans; (iv) augment its lending activities where appropriate, with investments in mortgage-backed and other securities; (v) build and maintain its regular savings, transaction, money market and club accounts; (vi) increase, at a managed pace, the volume of the Company's assets and liabilities; and (vii) utilize borrowings to fund increases in asset volume at a positive interest-rate spread.

Comparison of Financial Condition at September 30, 2000 and 1999

     Total assets at September 30, 2000 amounted to $522.9 million, an increase of $65.2 million or 14.2% from $457.7 million at September 30, 1999. Asset growth during the period was funded primarily through growth in the Company's deposit base relating to the expansion of its retail franchise, as well as proceeds from borrowings under Federal Home Loan Bank ("FHLB") advances and securities repurchase agreements.

     Funds provided by deposit growth and borrowings, as well as proceeds from sales of mortgage loans held for sale, were invested primarily in new loans. Overall, total loans (loans receivable and mortgage loans held for sale) increased $67.8 million or 22.7% to $367.0 million at September 30, 2000 from $299.2 million at September 30, 1999. One- to four-family mortgage loans accounted for $39.7 million of the overall increase (net of an increase of $1.5 million in loans held for sale). Multi-family real estate loans increased $16.3 million or 111.2% while commercial real estate loans increased $6.3 million or 23.5% reflecting the Company's intention to increase such higher-yielding assets. Changes in other portfolio categories were less significant. The loan growth during fiscal 2000 represented loan originations of $117.3 million, offset by principal repayments of $33.1 million, loans sold of $16.1 million, and an increase in the allowance for loan losses of $200,000. The increase in loan production was the result of an expanded retail mortgage representative sales force and the establishment of a new lending center during fiscal 1999, as well as favorable market conditions.

     Total securities at September 30, 2000 decreased $10.0 million to $128.6 million from $138.6 million at September 30, 1999, reflecting a $5.7 million decrease in held-to-maturity securities and a $4.3 million decrease in available-for-sale securities. Proceeds from sales, principal payments and maturities of securities were used to fund the significant increase in loan volume during fiscal 2000 rather than the reinvestment in securities. The decrease in held-to-maturity securities primarily reflects principal repayments, maturities and calls. The decrease in available-for-sale securities primarily reflects $8.1 million in principal repayments, maturities and calls, $370,000 in proceeds from sales and a $201,000 decrease in the market value of the portfolio, partially offset by purchases of $4.4 million. Available-for-sale securities represented 87.4% of the total securities portfolio at September 30, 2000, compared to 84.2% at September 30, 1999. Cash and cash equivalents increased $5.5 million to $10.2 million at September 30, 2000 from $4.7 million at September 30, 1999.

     Deposit liabilities increased $52.1 million or 19.1% to $325.1 million at September 30, 2000 from $273.0 million at September 30, 1999. The increase is attributable to the expansion of the retail franchise as well as continued aggressive cross-selling, quality customer service and competitive deposit products.

     Borrowings increased $9.5 million (primarily FHLB advances) to $157.4 million at September 30, 2000 from $147.9 million at September 30, 1999. For information regarding the terms of the borrowings, see "Liquidity and Capital Resources".

     Stockholders' equity amounted to $34.9 million at September 30, 2000, a $2.9 million increase from $32.0 million at September 30, 1999. The increase is primarily attributable to net income retained after dividends of $2.4 million, and a combined increase of $795,000 relating to the employee stock ownership plan ("ESOP") and the management recognition plan ("MRP"), partially offset by common share repurchases of $171,000 for the treasury, and a $139,000 increase in the after-tax net unrealized loss on available-for-sale securities. A total of 10,000 common shares were repurchased in open market transactions during fiscal 2000 at an average cost of $17.10 per share. The ratio of stockholders' equity to total assets decreased to 6.67% at September 30, 2000 from 7.00% at September 30, 1999, primarily reflecting substantial asset growth. Book value per share (computed based on total shares issued less treasury shares) was $15.65 at September 30, 2000, an increase from $14.30 at September 30, 1999. For information regarding the Association's regulatory capital, see "Liquidity and Capital Resources".

Analysis of Net Interest Income

     Net interest income represents the difference between income on interest-earning assets and expense on interest-bearing liabilities. Net interest income is affected by the relative amounts of interest-earning assets and interest-bearing liabilities, and the interest rates earned or paid on them.

     The following table sets forth average balance sheets, average yields and costs, and certain other information for the years ended September 30, 2000, 1999 and 1998. The average yields and costs were computed by dividing interest income or expense by the average balance of the related assets or liabilities. Average balances were computed based on daily balances. The yields include the effect of deferred fees, discounts and premiums included in interest income. No tax-equivalent yield adjustments were made for tax-exempt securities, as the effect thereof was not material.

                                                                                  For the Year Ended September 30,
                                        --------------------------------------------------------------------------------------------
                                                   2000                           1999                            1998
                                        ------------------------------  ------------------------------  ----------------------------
                                        Average              Average    Average             Average     Average           Average
                                        Balance   Interest  Yield/Cost  Balance   Interest  Yield/Cost  Balance  Interest Yield/Cost
                                        -------   --------  ----------  -------   --------  ----------  -------  -------- ----------
Assets                                                                     (Dollars in thousands)
Interest-earning assets:
  Loans (1)                             $353,742 $ 26,005    7.35%      $221,754  $16,399    7.40%      $169,011  $13,243   7.84%
  Mortgage-backed securities (2)          90,016    6,168    6.85        109,831    7,032    6.40        108,674    7,394   6.80
  Other securities (2)                    41,528    3,097    7.46         40,331    2,837    7.03         62,654    4,356   6.95
  Other earning assets                    13,853      822    5.93         13,108      664    5.07          8,646      482   5.57
                                        -------- --------               --------  -------               --------  -------
    Total interest-earning assets        499,139 $ 36,092    7.23        385,024  $26,932    6.99        348,985  $25,475   7.30
                                                 ========                         =======                         =======

Allowance for loan losses                 (1,575)                         (1,423)                         (1,195)
Non-interest earning assets               11,323                           9,194                           6,738
                                        --------                        --------                        --------
    Total assets                        $508,887                        $392,795                        $354,528
                                        ========                        ========                        ========
Liabilities and  Stockholders' Equity
Interest-bearing liabilities:
  NOW, club and money market accounts   $ 62,908 $  1,368    2.17%      $ 56,462  $ 1,286    2.28%      $ 47,078  $   841   1.79%
  Regular savings accounts (3)            55,902      959    1.72         49,148      949    1.93         45,124    1,092   2.42
  Savings certificate accounts           174,798    9,596    5.49        140,763    7,308    5.19        124,647    7,123   5.71
                                        -------- --------               --------  -------               --------  -------
    Total interest-bearing deposits      293,608   11,923    4.06        246,373    9,543    3.87        216,849    9,056   4.18

  Borrowings                             170,809   10,207    5.98         97,138    5,341    5.50         86,031    4,966   5.77
                                        -------- --------               --------  -------               --------  -------
    Total interest-bearing liabilities   464,417 $ 22,130    4.77        343,511  $14,884    4.33        302,880  $14,022   4.63
                                                 ========                         =======                         =======

Non-interest-bearing liabilities          12,067                           9,197                           8,461
                                        --------                        --------                        --------
    Total liabilities                    476,484                         352,708                         311,341

Stockholders' equity                      32,403                          40,087                          43,187
                                        --------                        --------                        --------
    Total liabilities and stockholders'
     equity                             $508,887                        $392,795                        $354,528
                                        ========                        ========                        ========
Net interest income                              $ 13,962                         $12,048                         $11,453
                                                 ========                         =======                         =======
Average interest rate spread (4)                             2.47%                           2.66%                          2.67%
Net interest margin (5)                                      2.80%                           3.13%                          3.28%
Net interest-earning assets (6)         $ 34,722                        $ 41,513                        $ 46,105
                                        ========                        ========                        ========
Ratio of average interest-earning assets
  to average interest-bearing liabilities                  107.48%                         112.08%                        115.22%


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


                                              Fiscal 2000 Compared to Fiscal 1999           Fiscal 1999 Compared to Fiscal 1998
                                            ----------------------------------------     ------------------------------------------
                                              Increase (Decrease)                           Increase (Decrease)
                                                    Due to                  Net                    Due to                  Net
                                            ------------------------                     ---------------------------
                                             Volume         Rate          Change           Volume           Rate          Change
                                            ----------   -----------    ------------     ------------    -----------    -----------
                                                                              (In Thousands)
Interest-earning assets:
  Loans                                     $ 9,717      $ (111)        $ 9,606          $ 3,936         $ (780)       $ 3,156
  Mortgage-backed securities                 (1,333)        469            (864)              73           (435)          (362)
  Other securities                               85         175             260           (1,570)            51         (1,519)
  Other earning assets                           40         118             158              229            (47)           182
                                            -------      ------         -------          -------         ------        -------
             Total                            8,509         651           9,160            2,668         (1,211)         1,457
                                            -------      ------         -------          -------         ------        -------
Interest-bearing liabilities:
  NOW, club and money market accounts           145         (63)             82              188            257            445
  Regular savings accounts                      121        (111)             10               91           (234)          (143)
  Savings certificate accounts                1,847         441           2,288              869           (684)           185
  Borrowings                                  4,364         502           4,866              616           (241)           375
                                            -------      ------         -------          -------         ------        -------
             Total                            6,477         769           7,246            1,764           (902)           862
                                            -------      ------         -------          -------         ------        -------

Net change in net interest income           $ 2,032      $ (118)        $ 1,914          $   904         $ (309)       $   595
                                            =======      ======         =======          =======         ======        =======

Comparison of Operating Results for the Years Ended September 30, 2000 and 1999

     General. Net income was $3.1 million and diluted earnings per common share ("EPS") was $1.53 for the fiscal year ended September 30, 2000, a $478,000 increase from net income of $2.7 million and diluted EPS of $1.11 for the fiscal year ended September 30, 1999. Basic EPS was $1.56 for the fiscal year ended September 30, 2000 compared to $1.13 for fiscal 1999. The increase in net income reflects, a $1.9 million increase in net interest income, a $436,000 increase in non-interest income and a $15,000 decrease in the provision for loan losses, partially offset by increases of $1.6 million in non-interest expense and $284,000 in income tax expense.

     Net Interest Income. Net interest income for the year ended September 30, 2000 was $14.0 million, an increase of $2.0 million from $12.0 million for the prior year. The increase reflects the positive effect on net interest income of higher average earning assets, primarily attributable to the investment of proceeds from deposit growth and borrowings, partially offset by a decline in the average interest rate spread. The decrease in average interest rate spread is primarily a result of an increase in the cost of funds. The Company's average interest rate spread decreased to 2.47% for fiscal 2000 from 2.66% for fiscal 1999, while the net interest margin decreased to 2.80% for fiscal 2000 from 3.13% for fiscal 1999.

     Interest and Dividend Income. Interest and dividend income increased $9.2 million, or 34.0%, to $36.1 million for fiscal 2000 from $26.9 for fiscal 1999. This increase reflects the impact of a $114.1 million increase in total average interest-earning assets, primarily loans, and by a 24 basis point increase in the average yield on such assets to 7.23% for the year ended September 30, 2000 from 6.99% for the prior year.

     Interest income on loans increased $9.6 million to $26.0 million for the year ended September 30, 2000 from $16.4 million for the prior year, reflecting a $132.0 million increase in the average balance, partially offset by a 5 basis point decrease in the average yield. The increase in the average balance of loans was primarily attributable to an increase in originations of one- to four-family residential loans for portfolio purposes and the reinvestment of proceeds from principal repayments, maturities and calls of securities.

     On a combined basis, interest and dividend income on mortgage-backed and other securities decreased $604,000 to $9.3 million for fiscal 2000 from $9.9 million for the prior year. Interest on mortgage-backed securities decreased by $864,000, attributable to a $19.8 million decrease in the average balance partially offset by a 45 basis point increase in the average yield. The decrease in the average balance of mortgage backed securities was primarily attributable to principal repayments and sales of available for sale securities in fiscal 1999. The higher average yield on mortgage-backed securities in fiscal 2000 reflects the impact of lower premium amortization caused by decreased repayments of principal. Interest on other securities increased by $260,000, primarily attributable to a $1.2 million increase in the average balance and a 43 basis point increase in the average yield on other securities to 7.46% for the year ended September 30, 2000 from 7.03% for fiscal 1999.

     Interest and dividend income on other earning assets increased $158,000, attributable to a $745,000 increase in the average balance, and by a 86 basis point increase in the average yield.

     Interest Expense. Interest expense totaled $22.1 million for the year ended September 30, 2000, an increase of $7.2 million from $14.9 million for the prior year.

     Interest expense on borrowings increased $4.9 million to $10.2 million for fiscal 2000 from $5.3 million for fiscal 1999, as the Company continued to increase borrowings, primarily FHLB advances, to leverage available capital and support further loan growth. Total borrowings averaged $170.8 million for fiscal 2000 at an average rate of 5.98% compared to $97.1 million and 5.50%, respectively, for the prior-year. See "Liquidity and Capital Resources" for a further discussion of the Company's borrowings.

     Interest expense on deposits increased $2.4 million to $11.9 million for fiscal 2000 from $9.5 million for fiscal 1999. This increase reflects the impact of a $47.2 million increase in the average balance of interest-bearing deposits, and a 19 basis point increase in the average rate paid on deposits to 4.06% for the year ended September 30, 2000 from 3.87% for the prior year. The increase in average interest-bearing deposits consisted of a $34.0 million increase in average savings certificate accounts (to $174.8 million from $140.8 million), a $6.8 million increase in average regular savings accounts (to $55.9 million from $49.1 million), and a $6.4 million increase in NOW, club and money market accounts (to $62.9 million from $56.5 million). The overall increase in the average rate paid on deposits during fiscal 2000 primarily reflects a 30 basis point increase in the average rate paid on savings certificate accounts, partially offset by a 21 basis point decrease in the average rate paid on regular savings accounts, and a 11 basis point decrease in the average rate paid on NOW, club and money market accounts.

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

     The provision for loan losses was $220,000 in fiscal 2000 and $235,000 in fiscal 1999. Loans receivable (before the allowance for loan losses and including loans held for sale) increased to $368.7 million at September 30, 2000 from $300.7 million at September 30, 1999, and the allowance for loan losses increased to $1.7 million at September 30, 2000 from $1.5 million a year earlier. The allowance for loan losses represented 0.46% of total loans receivable at September 30, 2000, compared to 0.50% at September 30, 1999. Net charge-offs in fiscal 2000 decreased to $20,000 from $34,000 in the prior year, while non-performing loans decreased to $123,000 at September 30, 2000 from $755,000 at September 30, 1999. The ratio of the allowance for loan losses to non-performing loans was 1384.55% at September 30, 2000, compared to 199.07% at September 30, 1999. See "Asset Quality" for further information concerning the provision and allowance for loan losses.

     Non-Interest Income. Non-interest income increased $436,000 to $1.6 million for the year ended September 30, 2000 compared to $1.2 million for the prior year. The increase was primarily attributable to increases in service charges and fee income partially offset by a decrease in the net gain on sales of available-for-sale securities and real estate mortgage loans held for sale. The $582,000 increase in service charges and fee income primarily reflects increases in transaction volume as well as fee income generated from our annuities and mutual funds sales program launched in fiscal 2000. Net gains on sales of securities amounted to $19,000 for fiscal 2000 reflecting sales of $370,000 in available-for-sale securities during the year, compared to gains of $111,000 on sales of $17.6 million in the prior year. Mortgage loan sales totaled $16.1 million, resulting in a net gain of $175,000, as compared to loan sales of $37.4 million in fiscal 1999, which resulted in net gains of $197,000. In addition, a provision for losses on loans held for sale of $97,000 was charged to net gain on sales of loans for fiscal 1999, while no such provisions were made in fiscal 2000. The net gain on sales of loans held for sale includes the effect of capitalizing mortgage servicing assets at the time of sale, in accordance with Statement of Financial Accounting Standards No. 125, which amounted to $44,000 for fiscal 2000 and $362,000 for the prior year. Servicing assets with a carrying value of $530,000 and $548,000 (after amortization) are included in other assets in the consolidated balance sheet as of September 30, 2000 and 1999, respectively. See also Notes 1 and 3 of the Notes to Consolidated Financial Statements. Other non-interest income for fiscal 2000 decreased $32,000 from the prior year. Fiscal 1999 reflected a gain of $72,000 from the sale of servicing rights.

     Non-Interest Expense. Non-interest expense increased $1.6 million to $10.3 million for the year ended September 30, 2000 compared to $8.7 million for the prior year. The increase in fiscal 2000 was primarily attributable to increases in compensation and benefits expense, other non-interest expense, data processing service fees and occupancy and equipment expense. The increase in compensation and benefit expense of $887,000, occupancy and equipment expense of $235,000, and data processing service fees of $149,000 primarily reflects increased costs associated with the establishment of three in-store branches during fiscal 1999. The $389,000 increase in other non-interest expense primarily reflects expenses of $212,000 relating to the costs associated with the proxy fight that was concluded in January of this year.

     Income Tax Expense. Income tax expense was approximately $1.8 million for fiscal 2000, an increase from $1.6 million for fiscal 1999, reflecting higher pre-tax income and effective tax rates of 37.1% in both periods.

Comparison of Operating Results for the Years Ended September 30, 1999 and 1998

     General. Net income was $2.7 million and diluted earnings per common share ("EPS") was $1.11 for the fiscal year ended September 30, 1999, a $238,000 decrease from net income of $2.9 million and diluted EPS of $1.08 for the fiscal year ended September 30, 1998. Basic EPS was $1.13 for the fiscal year ended September 30, 1999 compared to $1.12 for fiscal 1998. The decrease in net income reflects a $1.4 million increase in non-interest expense, partially offset by an increase of $595,000 in net interest income, a decrease of $434,000 in income tax expense, a $140,000 decrease in the provision for loan losses, and a $29,000 increase in non-interest income.

     Net Interest Income. Net interest income for the year ended September 30, 1999 was $12.0 million, an increase of $595,000 from $11.5 million for the prior year. The increase primarily reflects a rise in the average interest rate spread, partially offset by a decline in net-interest earning assets (total interest-earning assets less total interest-bearing liabilities) primarily due to $8.7 million in funds used to purchase treasury stock during fiscal 1999. The increase in the average interest rate spread is primarily a result of a decrease in the cost of funds as well as increases in the proportion of assets consisting of commercial real estate and multi-family loans. The Company's average interest rate spread decreased to 2.66% for fiscal 1999 from 2.67% for fiscal 1998, while the net interest margin decreased to 3.13% for fiscal 1999 from 3.28% for fiscal 1998.

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

     Interest expense on deposits increased $487,000 to $9.5 million for fiscal 1999 from $9.1 million for fiscal 1998. This increase reflects the impact of a $29.5 million increase in the average balance of interest-bearing deposits, partially offset by a 31 basis point decrease in the average rate paid on deposits to 3.87% for the year ended September 30, 1999 from 4.18% for the prior year. The increase in average interest-bearing deposits consisted of a $16.1 million increase in average savings certificate accounts (to $140.7 million from $124.6 million), a $9.4 million increase in average NOW, club and money market accounts (to $56.5 million from $47.1 million), and a $4.0 million increase in average regular savings accounts (to $49.1 million from $45.1 million). The overall decrease in the average rate paid on deposits during fiscal 1999 primarily reflects a 52 basis point decrease in the average rate paid on savings certificate accounts, coupled with a 49 basis point decrease in the average rate paid on regular savings accounts, partially offset by a 49 basis point increase in the average rate paid on NOW, club and money market accounts.

     Interest expense on borrowings increased $375,000 to $5.3 million for fiscal 1999 from $5.0 million for fiscal 1998, as the Company continued to increase borrowings, primarily FHLB advances, to leverage available capital and support further loan growth. Total borrowings averaged $97.1 million for fiscal 1999 at an average rate of 5.50% compared to $86.0 million and 5.77%, respectively, for the prior-year. See "Liquidity and Capital Resources" for a further discussion of the Company's borrowings

      Provision for Loan Losses. The Company records provisions for loan losses, which are charged to earnings, in order to maintain the allowance for loan losses at a level which is considered appropriate to absorb probable losses inherent in the existing loan portfolio. The provision in each period reflects management's evaluation of the adequacy of the allowance for loan losses. Factors considered include the volume and type of lending conducted, the Company's previous loan loss experience, the known and inherent risks in the loan portfolio, adverse situations that may affect the borrowers' ability to repay, the estimated value of any underlying collateral, and current economic conditions.

     The provision for loan losses was $235,000 in fiscal 1999 and $375,000 in fiscal 1998. Loans receivable (before the allowance for loan losses and including loans held for sale) increased to $300.7 million at September 30, 1999 from $198.2 million at September 30, 1998, and the allowance for loan losses increased to $1.5 million at September 30, 1999 from $1.3 million a year earlier. The higher provision in fiscal 1998 reflected the impact of higher net charge-offs, which were $166,000 for the period, compared to $34,000 for fiscal 1999. The allowance for loan losses represented 0.50% of total loans receivable at September 30, 1999, compared to 0.66% at September 30, 1998. Non-performing loans increased slightly to $755,000 at September 30, 1999 from $753,000 at September 30, 1998. The ratio of the allowance for loan losses to non-performing loans was 199.07% at September 30, 1999, compared to 172.91% at September 30, 1998. See "Asset Quality" for further information concerning the provision and allowance for loan losses.

     Non-Interest Income. Non-interest income increased $29,000 to $1.2 million for the year ended September 30, 1999 compared to $1.1 million for the prior year. The increase was primarily attributable to increases in service charges and fee income and other non-interest income, partially offset by decreases in the net gain on sales of real estate mortgage loans held for sale and available-for-sale securities. The $166,000 increase in service charges and fee income primarily reflects increases in transaction volume. In fiscal 1999, mortgage loan sales totaled $37.4 million, resulting in a net gain of $197,000, as compared to loan sales of $69.8 million in fiscal 1998, which resulted in net gains of $371,000. In addition, a provision for losses on loans held for sale of $97,000 was charged to net gain on sales of loans for fiscal 1999, while no such provisions were made in fiscal 1998. The net gain on sales of loans held for sale includes the effect of capitalizing mortgage servicing assets at the time of sale, in accordance with Statement of Financial Accounting Standards No. 125, which amounted to $362,000 for fiscal 1999 and $594,000 for the prior year. Servicing assets with a carrying value of $548,000 and $538,000 (after amortization) are included in other assets in the consolidated balance sheet as of September 30, 1999 and 1998, respectively. See also Notes 1 and 3 of the Notes to Consolidated Financial Statements. Net gain on sales of securities amounted to $111,000 for fiscal 1999 reflecting sales of $17.6 million in available-for-sale securities during the year, compared to gains of $117,000 on sales of $28.2 million in the prior year. Other non-interest income for fiscal 1999 increased $43,000 from the prior year, reflecting a gain of $72,000 from the sale of servicing rights in fiscal 1999.

     Non-Interest Expense. Non-interest expense increased $1.4 million to $8.7 million for the year ended September 30, 1999 compared to $7.3 million for the prior year. The increase in fiscal 1999 was primarily attributable to increases in compensation and benefits expense, occupancy and equipment expense, and other non-interest expense. Compensation and benefits expense increased $818,000 from the prior year primarily due to increased costs relating to additional staffing for three new in-store branches and the expansion of lending operations. The $311,000 increase in occupancy and equipment expense primarily reflects increased costs associated with the establishment of three in-store branches and a lending center during fiscal 1999. The $206,000 increase in other non-interest expense primarily reflects expenses of $140,000 relating to the establishment of the REIT. On September 30, 1999, $120.3 million in real estate loans were held by the REIT. The assets transferred to the REIT are viewed by regulators as part of the Association's assets in consolidation.


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

                                                                  At September 30,
                                                    ---------------------------------------------
                                                    2000       1999      1998      1997     1996
                                                                (Dollars in Thousands)
Non-accrual loans past due ninety days or more:
  Real estate mortgage loans:
    One- to four-family                            $  109     $  347     $  515    $  389   $1,757
    Commercial                                         --        305        203       211      214
    Land                                               --         --         --       250      250
    Construction                                       --         --         --       279      511
  Consumer loans                                       14        103         35         9       43
                                                   ------     ------     ------    ------   ------
      Total                                           123        755        753     1,138    2,775
  Real estate owned, net                               --         --        305       379      603
                                                   ------     ------     ------    ------   ------
  Total non-performing assets                      $  123     $  755     $1,058    $1,517   $3,378
                                                   ======     ======     ======    ======   ======

Allowance for loan losses                          $1,703     $1,503     $1,302    $1,093   $  937
                                                   ======     ======     ======    ======   ======

Ratios:
  Non-performing loans to total loans receivable     0.03%      0.25%      0.38%     0.81%    3.14%
  Non-performing assets to total assets              0.02       0.16       0.28      0.48     1.30
  Allowance for loan losses to:
    Non-performing loans                          1384.55     199.07     172.91     96.05    33.77
    Total loans receivable                           0.46       0.50       0.66      0.78     1.06

     Total non-performing assets decreased $632,000 from $755,000 at September 30, 1999 to $123,000 at September 30, 2000. The ratio of non-performing assets to total assets decreased to 0.02% at September 30, 2000 from 0.16% at September 30, 1999. The allowance for loan losses was $1.7 million or 0.46% of total loans receivable at September 30, 2000, compared to $1.5 million or 0.50 % at September 30, 1999. The ratio of the allowance for loan losses to non-performing loans increased to 1384.55% at September 30, 2000 from 199.07% at September 30, 1999.

     For the year ended September 30, 2000, gross interest income of $11,000 would have been recorded if all non-accrual loans at September 30, 2000 had remained current throughout the year in accordance with their original terms. The amount of interest income actually recognized on such loans in fiscal 2000, prior to placing the loans on non-accrual status, was $6,000. See Note 3 of the Notes to the Consolidated Financial Statements.

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

     The following table sets forth activity in the allowance for loan losses for the periods indicated.

                                                                   For the Year Ended September 30,
                                                        --------------------------------------------------
                                                        2000       1999       1998       1997       1996
                                                                     (Dollars in Thousands)
Balance at beginning of year                            $1,503     $1,302     $1,093     $  937     $  719
Provision for losses                                       220        235        375        300        462
Charge-offs:
  Real estate mortgage loans:
    One- to four-family                                    ---        (23)       (45)      (132)       (97)
    Multi-family (1)                                       ---        ---        ---        ---       (203)
    Land                                                   ---        ---        (17)       ---        ---
    Construction                                           ---        ---        (91)       ---        ---
  Consumer loans                                           (44)       (20)       (40)       (25)       (33)
                                                        ------     ------     ------     ------     ------
      Total charge-offs                                    (44)       (43)      (193)      (157)      (333)
Recoveries                                                  24          9         27         13         89
                                                        ------     ------     ------     ------     ------
      Net charge-offs                                      (20)       (34)      (166)      (144)      (244)
                                                        ------     ------     ------     ------     ------

Balance at end of year                                  $1,703     $1,503     $1,302     $1,093     $  937
                                                        ======     ======     ======     ======     ======

Ratio of net charge-offs to average total loans           0.01%      0.02%      0.10%      0.15%      0.29%

----------------------------------------------------
(1) Charge-offs in fiscal 1996 relate to the Company's purchased participation interest in a multi-family loan originated by TASCO.

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

     In managing the asset/liability position, the Company has taken several steps to manage its interest rate risk. First, the Company maintains a significant portfolio of interest rate sensitive adjustable-rate loans that includes loans with rates that adjust periodically after earning a fixed rate of interest for initial periods of five, seven or ten years. At September 30, 2000, total adjustable-rate loans were $284.1 million or 76.5% of the total loan portfolio, including $164.1 million in loans with initial fixed rates as described above. Second, beginning in fiscal 1998, the Company has sold a majority of its newly originated, fixed-rate one- to four-family residential mortgage loans with original terms of more than 15 years. Third, the Company carries an investment in mortgage-backed securities that are more liquid and generally have shorter average lives than mortgage loans. At September 30, 2000, mortgage-backed securities with terms to repricing or estimated average lives of less than five years amounted to $2.3 million. Fourth, the Company has a substantial amount of regular savings, transaction, money market and club accounts, which may be less sensitive to changes in interest rates than certificate accounts. At September 30, 2000, the Company had $55.1 million of regular savings accounts, $34.1 million of money market accounts and $42.7 million of NOW, checking and club accounts. Overall, these accounts comprised 40.6% of the Company's total deposit base at September 30, 2000. Finally, a portion of the Company's securities repurchase agreements and FHLB advances have terms in excess of one year. The weighted, average remaining period to final maturity of these borrowings was approximately 4.7 years at September 30, 2000, compared to 3.3 years at September 30, 1999.

     One approach used by management to quantify interest rate risk is the net portfolio value ("NPV") analysis. In essence, this approach calculates the difference between the present value of liabilities and the present value of expected cash flows from assets and off-balance sheet contracts. The following table sets forth, at September 30, 2000, an analysis of the Association's interest rate risk as measured by the estimated changes in NPV resulting from instantaneous and sustained parallel shifts in the yield curve (+/-300 basis points, measured in 100 basis point increments). For comparative purposes, the table also shows the estimated percent increase (decrease) in NPV at September 30, 2000.

    Change in                             At September 30, 2000               Percent Increase
                  -----------------------------------------------------
 Interest Rates   Estimated NPV   Estimated Increase (Decrease) in NPV      (Decrease) in NPV at
                                  -------------------------------------
 (Basis Points)       Amount           Amount         Percent                 September 30, 1999
                                      (Dollars in thousands)
    +300            $ 8,425         $ (32,624)         (79)%                      (69)%
    +200             19,851           (21,198)         (52)                       (43)
    +100             31,614            (9,435)         (23)                       (19)
      --             41,049                --           --                         --
    -100             49,701             8,652           21                         13
    -200             53,152            12,103           29                         18
    -300             55,644            14,595           36                         22

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

     The Association is required to maintain an average daily balance of total liquid assets as a percentage of net withdrawable deposit accounts plus short-term borrowings, as defined by the Office of Thrift Supervision (the "OTS") regulations. The minimum required liquidity ratio at September 30, 2000 was 4.0%, and the Company's actual liquidity ratio was 6.0%.

     The Company's most liquid assets are cash and cash equivalents, which include highly liquid short-term investments (such as federal funds sold and money market mutual funds) that are readily convertible to known amounts of cash. At September 30, 2000 and 1999, cash and cash equivalents totaled $10.2 million and $4.7 million, respectively. The level of these assets is dependent on the Company's operating, financing and investing activities during any given period.

     The primary investing activities of the Company are the origination of real estate mortgage and other loans, and the purchase of mortgage-backed and other securities. During the years ended September 30, 2000, 1999 and 1998, the Company's disbursements for loan originations totaled $117.3 million, $178.1 million and $152.6 million, respectively. During fiscal 2000 the Company did not purchase any mortgage- backed securities compared to purchases of $35.3 million and $74.4 million for the years ended September 30, 1999 and 1998. Purchases of other securities totaled $4.4 million, $19.0 million and $16.2 million for the years ended September 30, 2000, 1999, and 1998. These activities were funded primarily by net deposit inflows, borrowings under securities repurchase agreements, FHLB advances, principal repayments on loans and securities, and proceeds from sales of loans and securities. Loan sales during fiscal 2000, 1999 and 1998, provided proceeds of $16.1 million, $37.4 million and $69.6 million, respectively, for reinvestment into new loans and securities.

     For the years ended September 30, 2000, 1999 and 1998 the Company experienced net increases in deposits (including the effect of interest credited) of $52.1 million, $41.8 million and $23.2 million, respectively. The increases were primarily due to the opening of five additional in-store branches during this period as well as continued aggressive cross-selling, quality customer service and new deposit products.

     In fiscals 2000, 1999 and 1998, the Company significantly increased its use of securities repurchase agreements and FHLB advances as a funding source. In securities repurchase agreements, the Company borrows funds through the transfer of debt securities to the FHLB of New York, as counterparty, and concurrently agrees to repurchase the identical securities at a fixed price on a specified date. During the years ended September 30, 2000, 1999 and 1998, the average borrowings under repurchase agreements with the FHLB amounted to $99.8 million, $79.8 million, and $81.9 million respectively, and the maximum month-end balance outstanding was $114.1 million, $101.0 million, and $119.9 respectively. The average interest rate spread on these transactions, or the difference between the yield earned on the underlying securities and the rate paid on the repurchase borrowings, was 1.26%, 1.25% and 1.27% for the years ended September 30, 2000, 1999, and 1998 respectively. See Note 7 of the Notes to the Consolidated Financial Statements for additional information concerning these transactions.

     At September 30, 2000, the Company had outstanding loan origination commitments of $23.8 million, undisbursed construction loans in process of $3.4 million, and unadvanced lines of credit to customers of $3.2 million. The Company anticipates that it will have sufficient funds available to meet its current loan origination and other commitments. The Company also had the ability to borrow additional advances of up to $56.3 million from the FHLB of New York at September 30, 2000. Certificates of deposit scheduled to mature in one year or less from September 30, 2000 totaled $134.6 million, with a weighted average rate of 5.62%. Based on the Company's most recent experience and pricing strategy, management believes that a significant portion of such deposits will remain with the Company.

     The main sources of liquidity for the Holding Company are net proceeds from the sale of stock and dividends received from the Association, if any. The main cash outflows are payments of dividends to shareholders and repurchases of the Holding Company's common stock. In fiscal 2000, the Holding Company repurchased a total of 10,000 common shares in open market transactions at a total cost of $171,000 or $17.10 per share. The Holding Company received $2.3 million in dividends from the Association in fiscal 2000.

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

     The OTS regulations require savings associations, such as the Association, to meet three minimum capital standards: a tangible capital ratio requirement of 1.5% of total assets as adjusted under the OTS regulations; a leverage ratio requirement of 4.0% of core capital to such adjusted total assets; and a risk-based capital ratio requirement of 8.0% of core and supplementary capital to total risk-based assets. The Association satisfied these minimum capital standards at September 30, 2000 with tangible and leverage capital ratios of 6.6% and a total risk-based capital ratio of 15.2%. In determining the amount of risk-weighted assets for purposes of the risk-based capital requirement, a savings association multiplies its assets and credit equivalent amount for certain off-balance sheet items by risk-weights, which range from 0% for cash and obligations issued by the United States Government or its agencies to 100% for assets such as consumer and commercial loans, as assigned by the OTS capital regulations. These capital requirements, which are applicable to the Association only, do not consider additional capital held at the Holding Company level, and require certain adjustments to the Association's equity to arrive at the various regulatory capital amounts. See Note 11 of the Notes to the Consolidated Financial Statements.

Impact of Accounting Standards

     See Note 14 of the Notes to the Consolidated Financial Statements for a discussion of recently issued accounting standards that the Company will adopt in the future, and their anticipated impact on the Company's financial reporting.

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


                  YONKERS FINANCIAL CORPORATION AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS
                        (In thousands, except share data)

                                                                                                September 30,
                                                                                          ------------------------
                                                                                            2000          1999
ASSETS
Cash and cash equivalents:
  Cash and due from banks                                                                 $ 10,178     $  4,651
                                                                                          --------     --------
       Total cash and cash equivalents                                                      10,178        4,651
                                                                                          --------     --------
Securities (note 2):
  Available for sale, at fair value (amortized cost of $ 116,858 at
    September 30, 2000 and $120,996 at September 30, 1999)                                 112,373      116,712
  Held to maturity, at amortized cost (fair value of  $ 16,081 at
    September 30, 2000 and $21,959 at September 30, 1999)                                   16,192       21,936
                                                                                          --------     --------
       Total securities                                                                    128,565      138,648
                                                                                          --------     --------
Real estate mortgage loans held for sale, at lower of cost or market value (note 3)          2,743        1,226
                                                                                          --------     --------
Loans receivable, net(note 3):
  Real estate mortgage loans                                                               354,583      291,199
  Consumer and commercial business loans                                                    11,358        8,254
  Allowance for loan losses                                                                 (1,703)      (1,503)
                                                                                          --------     --------
       Total loans receivable, net                                                         364,238      297,950
                                                                                          --------     --------
Accrued interest receivable (note 4)                                                         3,223        2,750
Federal Home Loan Bank  ("FHLB") stock                                                       9,298        7,397
Office properties and equipment, net (note 5)                                                1,859        1,984
Deferred income tax receivable (note 8)                                                      1,886        1,623
Other assets                                                                                   884        1,466
                                                                                          ========     ========
       Total assets                                                                       $522,874     $457,695
                                                                                          ========     ========

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
  Deposits (note 6)                                                                       $325,106     $272,974
  Securities repurchase agreements (note 7)                                                 85,012       99,987
  FHLB advances (note 7)                                                                    72,400       47,948
  Other liabilities                                                                          5,474        4,769
                                                                                          --------     --------
      Total liabilities                                                                    487,992      425,678
                                                                                          --------     --------

Commitments and contingencies (notes 10 and 11)

Stockholders' equity (notes 10 and 11):
  Preferred stock (par value $0.01 per share; 100,000
    shares authorized; none issued or outstanding)                                              --           --
  Common stock (par value $0.01 per share: 4,500,000
    shares authorized; 3,570,750 shares issued)                                                 36           36
  Additional paid-in capital                                                                35,443       35,225
  Unallocated common stock  held by employee stock
    ownership plan ("ESOP")                                                                 (1,572)      (1,857)
  Unamortized awards of common stock under  management
    ecognition plan ("MRP")                                                                   (329)        (621)
  Treasury stock, at cost (1,342,011 shares in 2000
    and 1,332,011 shares in 1999)                                                          (22,037)     (21,866)
  Retained income, substantially restricted                                                 26,032       23,652
  Accumulated other comprehensive loss (notes 2 and 11)                                     (2,691)      (2,552)
                                                                                          --------     --------
      Total stockholders' equity                                                            34,882       32,017
                                                                                          --------     --------
                                                                                          $522,874     $457,695
                                                                                          ========     ========

See accompanying notes to consolidated financial statements.

                                      YONKERS FINANCIAL CORPORATION AND SUBSIDIARY
                                           CONSOLIDATED STATEMENTS OF INCOME
                                         (In thousands, except per share data)

                                                                                        Year Ended September 30,
                                                                              -------------------------------------------
                                                                                 2000          1999           1998
Interest and dividend income:
  Loans                                                                         $26,005       $16,399        $13,243
  Securities                                                                      9,265         9,869         11,750
  Other earning assets                                                              822           664            482
                                                                                -------       -------        -------
    Total interest and dividend income                                           36,092        26,932         25,475
                                                                                -------       -------        -------

Interest expense:
  Deposits (note 6)                                                              11,923         9,543          9,056
  Securities repurchase agreements                                                5,908         4,530          4,718
  FHLB advances                                                                   4,299           811            248
                                                                                -------       -------        -------
    Total interest expense                                                       22,130        14,884         14,022
                                                                                -------       -------        -------

    Net interest income                                                          13,962        12,048         11,453

Provision for loan losses (note 3)                                                  220           235            375
                                                                                -------       -------        -------
    Net interest income after provision for loan losses                          13,742        11,813         11,078
                                                                                -------       -------        -------

Non-interest income:
  Service charges and fees                                                        1,317           735            569
  Net gain on sales of real estate mortgage loans held for sale (note 3)            175           197            371
  Net gain on sales of securities (note 2)                                           19           111            117
  Other                                                                              82           114             71
                                                                                -------       -------        -------
    Total non-interest income                                                     1,593         1,157          1,128
                                                                                -------       -------        -------

Non-interest expense:
  Compensation and benefits (note 10)                                             5,700         4,813          3,995
  Occupancy and equipment                                                         1,461         1,226            915
  Data processing service fees                                                      795           646            554
  Federal deposit insurance costs                                                    83           140            131
  Other (note 9)                                                                  2,301         1,912          1,706
                                                                                -------       -------        -------
    Total non-interest expense                                                   10,340         8,737          7,301
                                                                                -------       -------        -------

    Income before income tax expense                                              4,995         4,233          4,905

Income tax  expense (note 8)                                                      1,854         1,570          2,004
                                                                                -------       -------        -------

    Net income                                                                  $ 3,141       $ 2,663        $ 2,901
                                                                                =======       =======        =======

Earnings per common share (note 11):
    Basic                                                                         $1.56         $1.13          $1.12
    Diluted                                                                        1.53          1.11           1.08

See accompanying notes to consolidated financial statements.


                  YONKERS FINANCIAL CORPORATION AND SUBSIDIARY
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                  (Dollars in thousands, except per share data)

                                                       Unallocated  Unamortized
                                                         Common     Awards of                          Accumulated
                                            Additional    Stock      Common                              Other       Total
                                    Common   Paid-in       Held       Stock     Treasury   Retained    ComprehensivStockholders'
                                    Stock    Capital     by ESOP    Under MRP    Stock      Income     Income(Loss) Equity
Balance at September 30, 1997        $ 36    $ 34,734     $ (2,428)  $ (1,125)   $ (7,513)   $19,605      $ 569     $ 43,878

   Net income                          --          --           --         --          --      2,901         --        2,901
   Dividends paid ($0.28 per share)    --          --           --         --          --       (752)        --         (752)
   Common stock repurchased
     (294,524 shares)                  --          --           --         --      (5,676)        --         --       (5,676)
   Amortization of MRP awards          --          --           --        279          --         --         --          279
   Tax benefits from vested
     MRP awards                        --          62           --         --          --         --         --           62
   ESOP shares released for
      allocation (28,566 shares)       --         248          286         --          --         --         --          534
   Change in net unrealized gain
     (loss) on available-for sale
     securities, net of taxes          --          --           --         --          --         --        576          576
                                    ------  ---------- ------------ ---------- ----------- ----------  ---------   ----------
Balance at September 30, 1998          36      35,044       (2,142)      (846)    (13,189)    21,754      1,145       41,802

   Net income                          --          --           --         --          --      2,663         --        2,663
   Dividends paid ($0.32 per share)    --          --           --         --          --       (765)        --         (765)
   Common stock repurchased
     (492,500 shares)                  --          --           --         --      (8,741)        --         --       (8,741)
   Repurchased stock awarded under MRP
     (5,000 shares)                    --          --           --        (64)         64         --         --           --
   Amortization of MRP awards          --          --           --        289          --         --         --          289
   Tax benefits from vested
     MRP awards                        --          12           --         --          --         --         --           12
   ESOP shares released for
      allocation (28,566 shares)       --         169          285         --          --         --         --          454
   Change in net unrealized gain
     (loss) on available-for sale
     securities, net of taxes          --          --           --         --          --         --     (3,697)      (3,697)
                                    ------  ---------- ------------ ---------- ----------- ----------  ---------   ----------
Balance at September 30, 1999          36      35,225       (1,857)      (621)    (21,866)    23,652     (2,552)      32,017

   Net income                          --          --           --         --          --      3,141         --        3,141
   Dividends paid ($0.36 per share)    --          --           --         --          --       (761)        --         (761)
   Common stock repurchased
     (10,000 shares)                   --          --           --         --        (171)        --         --         (171)
   Amortization of MRP awards          --          --           --        292          --         --         --          292
   Tax benefits from vested
     MRP awards                        --          43           --         --          --         --         --           43
   ESOP shares released for
      allocation (28,566 shares)       --         175          285         --          --         --         --          460
   Change in net unrealized gain
     (loss) on available-for sale
     securities, net of taxes          --          --           --         --          --         --       (139)        (139)
                                    ======  ========== ============ ========== =========== ==========  =========   ==========
Balance at September 30, 2000        $ 36    $ 35,443     $ (1,572)    $ (329)   $(22,037)   $26,032   $ (2,691)    $ 34,882
                                    ======  ========== ============ ========== =========== ==========  =========   ==========

See accompanying notes to consolidated financial statements.

                  YONKERS FINANCIAL CORPORATION AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                                                            (In thousands)

                                                                                         Year Ended September 30,
                                                                                 ------------------------------------------
                                                                                          2000         1999          1998
  Net income                                                                           $ 3,141       $ 2,663       $ 2,901
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Provision for loan losses                                                             220           235           375
     ESOP and MRP expense                                                                  752           743           813
     Depreciation and amortization expense                                                 479           363           264
     Amortization of deferred fees, discounts and premiums, net                            269           350            93
     Net gain on sales of real estate mortgage loans held for sale                        (175)         (197)         (371)
     Net gain on sales of securities                                                       (19)         (111)         (117)
     Other adjustments, net                                                                701         4,504          (115)
                                                                                       -------       -------       -------
          Net cash provided by operating activities                                      5,368         8,550         3,843
                                                                                       -------       -------       -------
Cash flows from investing activities:
  Purchases of available-for-sale securities                                            (4,352)      (54,317)      (90,579)
  Proceeds from principal payments, maturities and calls of securities:
     Available-for-sale                                                                  8,051        38,670        24,113
     Held-to-maturity                                                                    5,738        21,346        32,500

     Available-for-sale                                                                    370        17,758        28,308
     Held-to-maturity                                                                       --            --           630
  Disbursements for loan originations                                                 (117,274)     (178,136)     (152,638)
  Principal collections on loans                                                        33,078        38,503        24,181
  Proceeds from sales of loans                                                          16,126        37,407        69,588
  Purchase of FHLB stock                                                                (1,901)         (971)       (3,421)
  Other investing cash flows                                                              (354)         (786)         (437)
                                                                                      --------       -------       -------
          Net cash used in investing activities                                        (60,518)      (80,526)      (67,755)
                                                                                      --------       -------       -------
Cash flows from financing activities:
  Net increase in deposits                                                              52,132        41,793        23,248
  Net (decrease) increase in borrowings with
     original terms of three months or less:
       Securities repurchase agreements                                                (16,975)        1,797         3,411
       FHLB advances                                                                   (29,949)       32,948        (6,000)
  Proceeds from longer-term borrowings                                                  56,401         5,400        50,283
  Common stock repurchased                                                                (171)       (8,741)       (5,676)
  Dividends paid                                                                          (761)         (765)         (752)
                                                                                      --------       -------       -------
          Net cash provided by financing activities                                     60,677        72,432        64,514
                                                                                      --------       -------       -------

Net  increase in cash and cash equivalents                                               5,527           456           602
Cash and cash equivalents at beginning of year                                           4,651         4,195         3,593
                                                                                      --------       -------       -------
Cash and cash equivalents at end of year                                              $ 10,178       $ 4,651       $ 4,195
                                                                                      ========       =======       =======

Supplemental information:
  Interest paid                                                                       $ 21,428       $14,904      $ 13,818
  Income taxes paid                                                                         --           741         2,457
  Mortgage loans transferred to real estate owned                                           --            --           128
                                                                                      ========       =======      ========

(1)  Summary of Significant Accounting Policies
     ------------------------------------------

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

     The Company's primary market area consists of Westchester County, New York and portions of Putnam, Rockland and Dutchess County, New York. The Association is a community-oriented savings institution whose business primarily consists of accepting deposits from customers within its market area and investing those funds in mortgage loans secured by one- to four-family residences, multi-family and commercial real estate, construction, land, consumer, and commercial business loans. In addition, the Company has recently determined to increase its emphasis on its multi-family lending activity. The Company also invests in mortgage-backed and other securities. Deposits are insured up to applicable limits by the Savings Association Insurance Fund ("SAIF") of the Federal Deposit Insurance Corporation ("FDIC"). The Company's primary regulator is the Office of Thrift Supervision ("OTS").

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

(2)  Securities
     ----------

     The Company's securities portfolio principally consists of mortgage-backed securities and U.S. Government and Agency securities. Mortgage-backed securities include both pass-through securities and collateralized mortgage obligations ("CMOs"), substantially all of which are guaranteed by U.S. Government or government-sponsored entities (Ginnie Mae, Fannie Mae and Freddie Mac).

     The following is a summary of securities at September 30, 2000



                                                Amortized             Gross Unrealized                     Fair
                                                                 ----------------------------
                                                  Cost           Gains                 Losses              Value
                                                                        (In thousands)
Available-for-Sale Securities
Mortgage-backed securities:
  Pass-through securities                        $ 70,526         $ 12                 $(2,656)            $ 67,882
U.S. Government and Agency securities              41,511           --                  (1,856)              39,655
Corporate bonds                                     3,952           53                      (8)               3,997
Equity securities                                     869           --                     (30)                 839
                                                 --------         ----                 -------             --------
     Total available-for-sale                    $116,858         $ 65                 $(4,550)            $112,373
                                                 ========         ====                 =======             ========
Held-to-Maturity Securities
Mortgage-backed securities:
  Pass-through securities                        $ 13,344         $152                 $  (173)            $ 13,323
  CMOs and other mortgage derivatives               2,348            5                     (87)               2,266
                                                 --------         ----                 -------             --------
                                                   15,692          157                    (260)              15,589
U.S. Government and Agency securities                 500                                   (8)                 492
                                                 ========         ====                 =======             ========
     Total held-to-maturity                      $ 16,192         $157                 $  (268)            $ 16,081
                                                 ========         ====                 =======             ========


     The following is a summary of securities at September 30, 1999:



                                                        Amortized               Gross Unrealized                Fair
                                                                          -----------------------------
                                                          Cost             Gains                Losses          Value
                                                                                   (In thousands)
Available-for-Sale Securities
Mortgage-backed securities:
  Pass-through securities                               $ 78,651            $ 23               $(2,730)       $ 75,944
U.S. Government and Agency securities                     41,527              21                (1,392)         40,156
Equity securities                                            818              --                  (206)            612
                                                        --------            ----               -------        --------
     Total available-for-sale                           $120,996            $ 44               $(4,328)       $116,712
                                                        ========            ====               =======        ========
Held-to-Maturity Securities
Mortgage-backed securities:
  Pass-through securities                               $ 16,897            $235               $  (198)       $ 16,934
  CMOs                                                     4,539              29                   (37)          4,531
                                                        --------            ----               -------        --------
                                                          21,436             264                  (235)         21,465
U.S. Government and Agency securities                        500                                    (6)            494
                                                        ========            ====               =======        ========
     Total held-to-maturity                             $ 21,936            $264               $  (241)       $ 21,959
                                                        ========            ====               =======        ========

     Mortgage-backed and other debt securities at September 30, 2000 consisted of fixed-rate securities and adjustable-rate securities with amortized costs of $115.8 million and $16.3 million, respectively, and weighted average yields of 7.00% and 6.80%, respectively. Fixed-rate and adjustable-rate debt securities at September 30, 1999 totaled $122.7 million and $19.4 million, respectively, with weighted average yields of 6.94% and 6.46%, respectively.

     Mortgage-backed securities primarily include securities guaranteed by Ginnie Mae, Fannie Mae and Freddie Mac with total amortized costs of $67.0 million, $13.8 million and $3.0 million, respectively, at September 30, 2000 ($74.6 million, $20.6 million and $4.8 million, respectively, at September 30, 1999).

     The net unrealized loss on available-for-sale securities was $4.5 million ($2.7 million after taxes) at September 30, 2000, compared to an unrealized loss of $4.3 million ($2.6 million after taxes) at September 30, 1999. Changes in unrealized holding gains and losses resulted in an after-tax (decrease) increase in stockholders' equity of ($139,000), ($3.7) million and $576,000 during fiscal 2000, 1999 and 1998, respectively. These gains and losses will continue to fluctuate based on changes in the portfolio and market conditions.


     Sales of securities resulted in the following gross realized gains and gross realized losses during the years ended September 30:


                                      2000            1999             1998
                                      ----            ----             ----
                                                (In Thousands)
Available-for-sale securities:
     Gains                            $23            $154            $ 278
     Losses                            (4)            (43)            (175)
                                      ---            ----            -----
                                       19             111              103
                                      ---            ----            -----

Held-to-maturity securities:
     Gains                            $--            $ --            $  16
     Losses                            --              --               (2)
                                      ---            ----            -----
                                       --              --               14
                                      ---            ----            -----
Net gain (loss)                       $19            $111            $ 117
                                      ===            ====            =====



     The held-to-maturity securities sold in fiscal 1998 were mortgage-backed securities with an amortized cost of $616,000 for which the Company had collected more than 85% of the principal purchased. Sales in these circumstances are deemed to be equivalent to maturities and, accordingly, do not call into question the intent to hold other debt securities to maturity in the future.

     The following is a summary of the amortized cost and fair value of U.S. Government and Agency securities at September 30, 2000, by remaining period to contractual maturity (ignoring earlier call dates, if any). Actual maturities may differ from contractual maturities because certain security issuers have the right to call or prepay their obligations.

                           Available-for-Sale          Held-to-Maturity
                         ----------------------      ---------------------
                         Amortized        Fair       Amortized      Fair
                           Cost          Value        Cost         Value
                         ---------      ------       ---------     -----
                                          (In Thousands)
One to five years           --            --          500           492
Five to ten years        3,998         3,943           --            --
Over ten years          37,513        35,712           --            --
                       -------       -------         ----          ----
          Total        $41,511       $39,655         $500          $492
                       =======       =======         ====          ====

(3)  Loans
     -----
     A summary of loans  receivable  at September 30 follows:


                                                                       2000             1999
                                                                       ----             ----
Real estate mortgage loans:                                               (In Thousands)
        Residential properties:
             One- to four-family                                     $282,603         $244,466
             Multi- family                                             34,352           16,264
        Commercial properties                                          33,052           26,753
        Land loans                                                        759            1,502
        Construction loans                                              6,317            2,812
        Construction loans in process                                  (3,397)          (1,672)
        Deferred loan origination costs (fees), net                       897            1,074
                                                                     --------         --------
                                                                      354,583          291,199
                                                                     --------         --------
Consumer loans:
        Home equity                                                     5,532            4,574
        Personal                                                        1,911            1,483
        Other                                                           2,952            1,117
                                                                     --------         --------
                                                                       10,395            7,174
Commercial business loans                                                 963            1,080
                                                                     --------         --------
                                                                       11,358            8,254
                                                                     --------         --------

             Total loans receivable                                   365,941          299,453

Allowance for loan losses                                              (1,703)          (1,503)
                                                                     --------         --------

             Total loans receivable, net                             $364,238         $297,950
                                                                     ========         ========

     Gross loans receivable at September 30, 2000 consisted of adjustable-rate loans of $284.1 million and fixed-rate loans of $84.3 million with weighted average yields of 7.39% and 7.94%, respectively. Adjustable-rate and fixed-rate loans at September 30, 1999 totaled $209.2 million and $90.9 million with weighted average yields of 7.25% and 7.41%, respectively. One- to four-family residential mortgage loans at September 30, 2000 and 1999 include advances under home equity lines of credit of $2.5 million and $3.2 million, respectively, and cooperative apartment loans of $3.5 million and $3.7 million, respectively.

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

     Activity in the allowance for loan losses is summarized as follows for the years ended September 30:


                                     2000          1999           1998
                                              (In thousands)
Balance at beginning of year       $1,503         $1,302         $1,093
Provision for losses                  220            235            375
Charge-offs                           (44)           (43)          (193)
Recoveries                             24              9             27
                                   ------         ------         ------
Balance at end of year             $1,703         $1,503         $1,302
                                   ======         ======         ======



     The principal balances of non-accrual loans past due ninety days or more at September 30 are as follows:

                                          2000       1999        1998
                                                (In Thousands)
Real estate mortgage loans:
     One- to four-family                  $109       $347        $515
     Commercial                            ---        305         203
Consumer loans                              14        103          35
                                          ----       ----        ----
          Total                           $123       $755        $753
                                          ====       ====        ====


     If all interest payments on the foregoing non-accrual loans had been made during the respective years in accordance with the loan agreements, gross interest income of $11,000, $69,000 and $64,000 would have been recognized in fiscal 2000, 1999 and 1998, respectively, compared to interest income actually recognized of $6,000, $42,000 and $48,000, respectively.

     There were no impaired loans at September 30, 2000. The Company's impaired loans consisted of non-accrual commercial mortgage loans with a recorded investment totaling $305,000 at September 30, 1999. The Company determines the need for an allowance for loan impairment on a loan-by-loan basis. At September 30, 1999, such an allowance was not required with respect to the Company's impaired loans primarily due to the sufficiency of the related collateral values. The Company's average recorded investment in impaired loans was approximately $102,000, $201,000 and $438,000 for the years ended September 30, 2000, 1999 and 1998, respectively. Interest collections and income recognized on impaired loans (while such loans were considered impaired) were insignificant during fiscal 2000, 1999 and 1998.

     At September 30, 2000 and 1999, there were no real estate owned properties.

     The Company has sold certain real estate mortgage loans and retained the related servicing rights. The principal balances of these serviced loans, which are not included in the accompanying consolidated balance sheets, totaled $85.2 million, $88.4 million and $81.7 million at September 30, 2000, 1999 and 1998, respectively. These amounts include loans sold with recourse of $784,000, $1.3 million, and $2.0 million at the respective dates, for which the Association does not expect to incur any significant losses. Real estate loans held for sale at September 30, 2000 and 1999 had total amortized costs of $2.7 million and $1.2 million, respectively, which approximated market value at those dates.

     During the years ended September 30, 2000, 1999 and 1998, the Company sold $16.1 million, $37.4 million and $69.8 million, respectively, of real estate mortgage loans, primarily with servicing retained, and recognized net gains of $175,000, $197,000 and $371,000, respectively, on such sales. The net gains in fiscal 2000, 1999 and 1998 includes the effect of capitalizing mortgage servicing assets of $44,000, $362,000 and $594,000, respectively at the time of sale, in accordance with SFAS No. 125. At September 30, 2000 and 1999, the net carrying value of capitalized mortgage servicing rights included in other assets was $530,000 and $548,000, respectively, which approximated fair value. Amortization of mortgage servicing rights was $157,000, $352,000 and $56,000, respectively, for the years ended September 30, 2000, 1999 and 1998.

(4)      Accrued Interest Receivable
         ---------------------------

     A summary of accrued interest receivable at September 30 follows:

                                      2000              1999
                                      ----              ----
                                          (In thousands)
Loans                               $1,996             $1,580
Mortgage-backed securities             506                582
Other securities                       721                588
                                    ------             ------
     Total                          $3,223             $2,750
                                    ======             ======

(5)    Office Properties and Equipment
       -------------------------------

     A summary of office properties and equipment at September 30 follows:

                                                                 2000             1999
                                                                 ----             ----
                                                                    (In thousands)
Land                                                             $   45           $   45
Buildings                                                           251              249
Leasehold improvements                                              784              756
Furniture, fixtures and equipment                                 3,594            3,268
                                                                 -------          ------
                                                                  4,674            4,318
Less accumulated depreciation and amortization                   (2,815)          (2,334)
                                                                 ------           ------
     Total office properties and equipment, net                  $1,859           $1,984
                                                                 ======           ======


(6)     Deposits
        --------

     Deposit balances and weighted average stated interest rates at September 30 are summarized as follows:

                                                                       2000                       1999
                                                         -----------------------    ------------------------
                                                            Amount        Rate         Amount         Rate
                                                         --------------   ------    --------------    ------
                                                                         (Dollars in Thousands)
Checking                                                  $ 11,669                    $ 10,769
NOW                                                         29,379         1.05%        24,708         1.06%
Money market                                                34,087         3.25         33,429         3.19
Regular savings                                             55,122         2.42         50,776         2.23
Club                                                         1,609         2.42          1,480         2.23
                                                          --------                    --------
                                                           131,866         2.12        121,162         2.06
                                                          --------                    --------

Savings certificates by remaining term to
  contractual maturity:
  Within one year                                          134,566         5.62        107,317         4.94
  After one but within two years                            35,822         6.03         33,490         5.23
  After two but within three years                           7,651         5.94          5,157         5.36
  After three years                                         15,201         6.45          5,848         5.38
                                                          --------                    --------
                                                           193,240         5.78        151,812         5.04
                                                          --------                    --------
  Total deposits                                          $325,106         4.29%      $272,974         3.71%
                                                          ========                    ========


     Savings certificates issued in denominations of $100,000 or more totaled $32.3 million and $22.2 million at September 30, 2000 and 1999, respectively. The FDIC generally insures depositor accounts up to $100,000, as defined in the applicable regulations.

     Interest expense on deposits is summarized as follows for the years ended September 30:

                                         2000       1999       1998
                                              (In Thousands)
NOW, club and money market accounts     $ 1,368    $1,286     $  841
Regular savings accounts                    959       949      1,092
Savings certificate accounts              9,596     7,308      7,123
                                        -------    ------     ------
          Total interest expense        $11,923    $9,543     $9,056
                                        =======    ======     ======


(7)     Borrowings
        ----------

       Securities Repurchase Agreements

     In securities repurchase agreements, the Company borrows funds through the transfer of debt securities to the FHLB of New York, as counterparty, and concurrently agrees to repurchase the identical securities at a fixed price on a specified date. Repurchase agreements are collateralized by the securities sold and, in certain cases, by additional margin securities. During the years ended September 30, 2000, 1999 and 1998, the Company's average borrowings under repurchase agreements with the FHLB of New York were $99.8 million, $79.8 million and $81.9 million, respectively, and the maximum month-end balance outstanding was $114.1 million, $101.0 million and $119.9 million, respectively.

     Information concerning outstanding securities repurchase agreements with the FHLB of New York as of September 30, 2000 and 1999 is summarized as follows:


                                                                 Accrued Interest    Weighted          Fair Value of
Remaining Term to Final Maturity (1)      Amount       Payable (2)        Average Rate       Collateral Securities (3)
                                                            (Dollars in thousands)
September 30, 2000
Within 30 days                            $12,000        $ 28                6.60%                 $ 12,851
After 30 days but within one year          11,500         173                7.11                    11,978
After one but within three years           11,000          29                5.99                    14,413
After three but within five years          10,100         152                6.18                    11,509
After five years                           40,412         346                5.67                    44,276
                                          -------        ----                                      --------
     Total                                $85,012        $728                6.10%                 $ 95,027
                                          =======        ====                                      ========

September 30, 1999
Within 30 days                            $33,975        $ --                5.29%                 $ 35,403
After one but within three years           25,600         156                5.93                    28,436
After three but within five years          10,000          41                5.48                    14,940
After five years                           30,412         210                5.47                    28,065
                                          -------        ----                                      --------
     Total                                $99,987        $407                5.64%                 $106,844
                                          =======        ====                                      ========



(1) The weighted average remaining term to final maturity was approximately 5.0 years and 3.5 years at September 30, 2000 and 1999, respectively. Certain securities repurchase agreements are callable by the FHLB of New York, prior to the maturity date. The weighted average remaining term to maturity, giving effect to earlier call dates, was approximately 1.6 years at September 30, 2000.

(2)  Included in other liabilities in the consolidated balance sheets.

(3) Represents the fair value of the mortgage-backed and other debt securities which were transferred to the counterparty, plus accrued interest receivable of $852,000 and $879,000 at September 30, 2000 and 1999, respectively. These securities consisted of available-for-sale securities and held-to-maturity securities with fair values of $83.6 million and $10.6 million, respectively, at September 30, 2000 ($98.9 million and $7.1 million, respectively, at September 30, 1999).

     At September 30, 2000, the Company's "amount at risk" under securities repurchase agreements was approximately $9.3 million. This amount represents the excess of (i) the carrying amount, or market value if higher, of the securities transferred to the FHLB of New York plus accrued interest receivable over (ii) the amount of the repurchase liability plus accrued interest payable.

     FHLB Advances

     As a member of the FHLB of New York, the Association may have outstanding FHLB borrowings in a combination of term advances and overnight funds of up to 25% of its total assets, or approximately $130.1 million at September 30, 2000. Borrowings are secured by the Association's investment in FHLB stock and by a blanket security agreement. This agreement requires the Association to maintain as collateral certain qualifying assets (principally securities and residential mortgage loans) not otherwise pledged.

     FHLB and weighted average interest rates at September 30 are summarized as follows, by remaining period to maturity:

                                  2000                    1999
                                 ------                  -------
                            Amount     Rate          Amount    Rate
                            ------     ----          ------    ----
                                   (Dollars in thousands)
FHLB advances maturing:
Within 30 days             $ 3,000     6.85%         $32,948   5.49%
30 days to 1 year           15,000     6.72               --     --
1 year to 3 years            6,000     6.48               --     --
3 years to 5 years          28,200     7.17               --     --
Over 5 years                20,200     5.06           15,000   4.36
                           -------                   -------
         Total              72,400     6.42          $47,948   5.19%
                           =======                   =======



     The weighted average period to maturity date for the FHLB advances outstanding at September 30, 2000 was 4.3 years, with a weighted average period to call date of 2.4 years. During the years ended September 30, 2000, 1999 and 1998, the Company's average FHLB advances outstanding were $71.1 million, $14.5 million and $4.1 million, respectively, and the maximum month-end balance outstanding was $80.8 million, $47.9 million and $11.0 million, respectively.

(8)     Income Taxes
        ------------

     The components of income tax expense are summarized as follows for the years ended September 30:

                                                      2000        1999         1998
                                                             (In Thousands)
Current tax expense:
  Federal                                            $1,885      $1,311       $1,404
  State                                                 171         113          314
                                                     ------      ------       ------
                                                      2,056       1,424        1,718
                                                     ------      ------       ------
Deferred tax expense (benefit):
  Federal                                              (153)        105          207
  State                                                 (49)         41           79
                                                     ------      ------       ------
                                                       (202)        146          286
                                                     ------      ------       ------
Total income tax expense                             $1,854      $1,570       $2,004
                                                     ======      ======       ======

     The following is a reconciliation of the expected income tax expense, computed at the applicable Federal statutory rate of 34%, to the actual income tax expense for the years ended September 30:

                                                     2000        1999        1998
                                                     ----        ----        ----
                                                          (Dollars in Thousands)
Tax at Federal statutory rate                      $1,698       $1,439       $1,668
New York State income taxes, net
     of Federal tax benefit                            81          102          259
Other reconciling items, net                           75           29           77
                                                   ------       ------       ------
Actual income tax expense                          $1,854       $1,570       $2,004
                                                   ======       ======       ======

Effective income tax rate                            37.1%        37.1%        40.9%
                                                   ======       ======       ======



     On March 31, 1999 the Association established the REIT at which time $117.7 million in real estate loans were transferred from the Association to the REIT. At September 30, 2000, $107.6 million in real estate loans were held by the REIT. The decrease in the effective tax rate reflects the ancillary benefits from the REIT.

     The tax effects of temporary differences that give rise to deferred tax assets and liabilities are as follows at September 30:

                                                                       2000            1999
                                                                          (In Thousands)
Deferred tax assets:
     Net unrealized loss on available-for-sale securities              1,793           1,732
     Allowance for loan losses                                           697             615
     Other deductible temporary differences                               94              95
                                                                      ------          ------
        Total deferred tax assets                                      2,584           2,442
                                                                      ------          ------

Deferred tax liabilities:
     Mortgage servicing assets                                           217             224
    Other taxable temporary differences                                  481             595
                                                                      ------          ------
        Total deferred tax liabilities                                   698             819
                                                                      -------         ------

     Net deferred tax asset                                           $1,886          $1,623
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

     At September 30, 2000, the Association's base-year Federal and State tax bad debt reserves were $3.0 million and $10.8 million, respectively. Deferred tax liabilities have not been recognized with respect to these reserves, since the Company does not expect that these amounts will become taxable in the foreseeable future. Under the tax laws as amended, events that would result in taxation of these reserves include (i) redemptions of the Association's stock or certain excess distributions to the Holding Company and (ii) failure of the Association to retain a thrift charter or continue to maintain a specified qualifying-assets ratio and meet other thrift definition tests for New York State tax purposes. At September 30, 2000, the Association's unrecognized deferred tax liabilities with respect to its Federal and State tax bad debt reserves totaled $1.8 million.

(9)  Other Non-Interest Expense
     --------------------------

     The components of other non-interest expense are as follows for the years ended September 30:

                                                           2000           1999          1998
                                                                     (In Thousands)
Professional services                                    $  530         $  435         $  480
Advertising and promotion                                   387            398            258
Telephone and postage                                       246            195            134
Stationery and printing                                     161            154            149
Insurance and surety bond premiums                          146            105            128
Correspondent bank fees                                     125            107            105
Other                                                       706            518            452
                                                         ------         ------         ------
          Total                                          $2,301         $1,912         $1,706
                                                         ======         ======         ======




(10) Employee Benefit and Stock Compensation Plans
     ---------------------------------------------

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

     The following table sets forth changes in benefit obligation, changes in plan assets and the funded status of the Association's pension plan and amounts recognized in the consolidated balance sheets at September 30:

                                                              2000         1999
                                                              ----         ----
                                                                 (In Thousands)
Change in Benefit Obligation:
  Projected benefit obligation - beginning of year          $1,813        $1,378
  Service cost                                                 127           101
  Interest Cost                                                124            94
  Actuarial loss                                               (84)          334
  Benefits paid                                               (100)          (94)
                                                            ------        ------
  Projected benefit obligation - end of year                 1,880         1,813
                                                            ------        ------

Change in Plan Assets:
  Plan assets at fair value - beginning of year              2,326         2,093
  Actuarial return on plan assets                              236           327
  Employer contributions                                        --            --
  Benefits paid                                               (100)          (94)
                                                            ------        ------
  Plan assets at fair value - end of year                    2,462         2,326
                                                            ------        ------

Funded status at end of year                                   582           513
Unrecognized net actuarial (gain) loss                         (90)           38
Unrecognized prior service cost                               (218)         (235)
                                                            ======        ======
  Prepaid pension cost                                      $  274        $  316
                                                            ======        ======

     The components of net pension expense are as follows for the years ended September 30:

                                                                    2000       1999       1998
                                                                           (In thousands)
Service cost (benefits earned during the year)                       $127       $101      $ 73
Interest cost on projected benefit obligation                         125         94        97
Actual return on plan assets                                         (193)      (173)     (176)
Net amortization and deferral                                         (17)       (17)      (23)
                                                                     ====       ====      ====
             Net pension (credit) expense                            $ 42       $  5      $(29)
                                                                     ====       ====      ====

     The projected benefit obligations at September 30, 2000 and 1999 was computed using discount rates of 7.0%, respectively, and rates of compensation 4.0%, respectively. The expected long-term rate of return on plan assets was 8.5%.

     The Company entered into a non-qualified Supplemental Executive Retirement Agreement with an executive officer, effective January 1, 1997, to provide retirement benefits in addition to the benefits provided by the pension plan. The projected benefit obligation at September 30, 2000 and 1999 was approximately $263,000 and $257,000, respectively. This amount was computed using a discount rate of 7.0% and a rate of compensation increase of 4.0%. Pension expense for this agreement amounted to $42,000 in fiscal 2000, $41,000 in fiscal 1999 and $45,000 in fiscal 1998.

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

     Shares purchased by the ESOP are held in a suspense account by the plan trustee until allocated to participant accounts. Shares released from the suspense account are allocated to participants on the basis of their relative compensation. Participants become vested in the allocated shares over a period not to exceed five years. Any forfeited shares are allocated to other participants in the same proportion as contributions. A cumulative total of 128,547 shares have been allocated to participants through September 30, 2000. Compensation expense recognized with respect to these shares amounted to $461,000, $454,000 and $534,000 in fiscal 2000, 1999 and 1998, respectively, based on the average fair value of the Holding Company's common stock for each period. The cost of the 157,113 shares which have not yet been committed to be released to participant accounts is reflected as a reduction to stockholders' equity ($1.6 million at September 30, 2000). The fair value of these shares was approximately $2.5 million at that date.

Stock Option and Incentive Plan

     On October 30, 1996, the stockholders approved the Yonkers Financial Corporation 1996 Stock Option and Incentive Plan. Under the plan, 357,075 shares of authorized but unissued Holding Company common stock are reserved for issuance to employees and non-employee directors upon option exercises. Options may be either non-qualified stock options or incentive stock options. Each option entitles the holder to purchase one share of common stock at an exercise price equal to the fair market value of the stock on the grant date. An initial grant of 264,951 options was made, effective October 30, 1996, at an exercise price of $12.875 per share. Options were granted later in fiscal 1997 for 3,000 shares at an exercise price of $16.625 per share, in fiscal 1998 for 3,000 shares at an exercise price of $21.625 per share, in fiscal 1999 for 10,563 shares at an exercise price of $14.125 per share, and in fiscal 2000 for 14,000 shares at an exercise price of $16.625 per share. All options granted have a ten-year term and vest ratably over five years. No options were exercised through September 30, 2000 and the 295,514 outstanding options had a weighted average remaining term of approximately 6.3 years. At September 30, 2000, a total of 165,596 options with a weighted average exercise price $12.98 were exercisable and 61,561 reserved shares were available for future option grants.

     Options were granted at exercise prices equal to the fair value of the common stock at the grant dates. Therefore, in accordance with the provisions of APB Opinion No. 25 related to fixed stock options, no compensation expense is recognized with respect to options granted. Under the alternative fair-value-based method defined in SFAS No. 123, the fair value of all fixed stock options on the grant date would be recognized as expense over the vesting period. The estimated per-share fair value of options granted in fiscal 2000, 1999 and 1998 was $7.07, $5.57 and $6.32, respectively, estimated using the Black-Scholes option-pricing model with assumptions approximately as follows: dividend yield of 2.3% in fiscal 2000 and 1.8% in fiscal 1999 and 1998 expected volatility rate of 41.3% in fiscal 2000 and 38.3% in fiscal 1999 and 1998; risk-free interest rate of 6.5% in fiscal 2000, 4.6% in fiscal 1999, and 6.1% in fiscal 1998; and expected option life of 7.0 years. Had the Company applied the fair-value-based method of SFAS No. 123 to the options granted, it would have reported net income, basic EPS and diluted EPS of $2.9 million, $1.46 and $1.43, respectively, in fiscal 2000; $2.5 million, $1.05 and $1.03, respectively, in fiscal 1999 and $2.7 million, $1.05, and $1.01, respectively, in fiscal 1998.

Management Recognition Plan

     On October 30, 1996, the stockholders also approved the Yonkers Financial Corporation 1996 MRP. The purpose of this plan is to provide directors, officers and employees with a proprietary interest in the Company in a manner designed to encourage such individuals to remain with the Company. Awards granted under this plan vest ratably over five years from the date of grant. The Holding Company completed the funding of the plan in November 1996 by purchasing 142,830 shares of common stock in the open market at a total cost of approximately $1.8 million. MRP awards for 5,000 of these shares were awarded in fiscal 1999 and 108,905 of these shares were made in fiscal 1997, with the remaining 28,925 purchased shares included in treasury stock and available for future awards. Unearned compensation of $1.5 million was recorded with respect to the shares awarded, and $292,000, $289,000 and $279,000 of that amount was amortized to compensation expense in fiscal 2000, 1999 and 1998, respectively.

(11) Stockholders' Equity
     --------------------

Conversion and Stock Offering

     Concurrent with the Conversion on April 18, 1996, the Holding Company sold 3,570,750 shares of its common stock in a subscription and community offering at a price of $10 per share, for net proceeds of $34.6 million after deducting conversion costs of $1.1 million. The Holding Company used $17.3 million of the net proceeds to acquire all of the common stock issued by the Association in the Conversion. Total common shares issued and outstanding were 2,228,739 at September 30, 2000 (net of 1,342,011 treasury shares) and 2,238,739 at September 30, 1999 (net of 1,332,011 treasury shares).

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

     The following is a summary of the number of shares utilized in the Company's EPS calculations for the years ended September 30, 2000, 1999 and 1998. For purposes of computing basic EPS, net income applicable to common stock equaled net income for each of the periods presented.

                                                                       2000             1999              1998
                                                                                   (In Thousands)
Weighted average common shares outstanding
 for computation of basic EPS (1)                                     2,011            2,362             2,598
 Common-equivalent shares due to the dilutive effect of
 stock options and MRP awards (2)                                        46               46                77
                                                                      -----            -----             -----
Weighted average common shares for
 computation of diluted EPS                                           2,057            2,408             2,675
                                                                     ------            ------            -----


(1) Excludes unvested MRP awards and unallocated ESOP shares that have not been committed to be released.

(2)Computed using the treasury stock method.

Comprehensive Income

     The Company has adopted Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income," which establishes standards for reporting and display of comprehensive income (and its components) in financial statements. The standard does not, however, specify when to recognize or how to measure items that make up comprehensive income. Comprehensive income represents net income and certain amounts reported directly in stockholders' equity, such as the net unrealized gain or loss on securities available for sale. While SFAS No. 130 does not require a specific reporting format, it does require that an enterprise report an amount representing total comprehensive income for the period. The Company has reported its comprehensive income for fiscal 2000, 1999 and 1998 in the consolidated statements of changes in stockholders' equity.

     The Company's other comprehensive income or loss (other than net income), which is attributable to gains and losses on securities available-for-sale, is summarized as follows for the years ended September 30:

                                                       2000          1999          1998
                                                                (In Thousands)
Net unrealized holding (losses) gains  arising
  during the period                                    $(201)       $(6,192)       $958
Related income tax effect                                 62          2,495        (382)
                                                       -----        -------        ----
Other comprehensive (loss) income                      $(139)       $(3,697)       $576
                                                       =====        =======        ====



     Capital Distributions

     The Association may not declare or pay cash dividends on or repurchase any of its shares of common stock if the effect thereof would cause its stockholder's equity to be reduced below applicable regulatory capital requirements or the amount required to be maintained for the liquidation account. The OTS capital distribution regulations applicable to savings institutions (such as the Association) that meet their regulatory capital requirements, generally limit dividend payments in any year to the greater of
(i) 100% of year-to-date net income plus an amount that would reduce surplus capital by one-half or (ii) 75% of net income for the most recent four quarters. Surplus capital is the excess of actual capital at the beginning of the year over the institution's minimum regulatory capital requirement. The Association paid $2.3 million, $4.0 million and $4.8 million in dividends to the Holding Company in fiscal 2000, 1999 and 1998, respectively.

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

     Pursuant to approvals received from the OTS, through September 30, 2000 the Holding Company has repurchased 1,455,916 shares of common stock for its treasury (or approximately 40.8% of its common stock issued). These repurchases were made in open market transactions, at a total cost of $23.5 million or an average of approximately $16.14 per share. These repurchases have been used, in part, to fund shares awarded under the MRP described in Note 10.

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

     Management believes that, as of September 30, 2000 and 1999, the Association met all capital adequacy requirements to which it is subject. Further, the most recent OTS notification categorized the Association as a well-capitalized institution under the prompt corrective action regulations. There have been no conditions or events since that notification that management believes have changed the Association's capital classification.

     The following is a summary of the Association's actual capital amounts and ratios as of September 30, 2000 and 1999, compared to the OTS requirements for minimum capital adequacy and for classification as a well-capitalized institution:

                                                          Minimum Capital              Classification as
                            Association Actual                Adequacy                 Well Capitalized
                          ------------------------    -------------------------    --------------------------
                            Amount         Ratio        Amount          Ratio        Amount          Ratio
                                                        (Dollars in Thousands)
September 30, 2000
Tangible capital           $ 34,645         6.6%        $ 7,847          1.5%            N/A           N/A
Tier I (core)capital         34,645         6.6          20,924          4.0        $ 26,155           5.0%
Risk-based capital:
     Tier I                  34,645        14.5             N/A          N/A          14,315           6.0
     Total                   36,348        15.2          19,086          8.0          23,858          10.0

September 30, 1999
Tangible capital           $ 33,744         7.4%        $ 6,863          1.5%            N/A           N/A
Tier I (core)capital         33,744         7.4          18,300          4.0        $ 22,876           5.0%
Risk-based capital:
     Tier I                  33,744        17.2             N/A          N/A          11,784           6.0
     Total                   36,520        18.0          15,711          8.0          19,639          10.0


(12) Commitments and Contingencies

     Off-Balance Sheet Financial Instruments

     The Company had outstanding commitments to originate loans of $23.8 million and unadvanced lines of credit extended to customers of $3.2 million at September 30, 2000 ($52.1 million and $4.4 million, respectively, at September 30, 1999). Although these contractual amounts represent the Company's maximum potential exposure to credit loss, they do not necessarily represent future cash requirements since certain commitments and lines of credit may expire without being funded and others may not be fully drawn upon. Substantially all of these commitments and lines of credit have been provided to customers within the Company's primary lending area described in note 3.

     Commitments to originate loans are legally binding agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments have fixed expiration dates (generally ranging up to 45 days) or other termination clauses and may require the payment of a fee by the customer. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral, if any, obtained by the Company upon extension of credit, is based on management's credit evaluation of the borrower. The Company's loan origination commitments at September 30, 2000 include $12.3 million for fixed-rate loans with interest rates ranging from 7.50% to 10.37%.

     Unused lines of credit are legally binding agreements to lend a customer as long as there is no violation of any condition established in the contract. Lines of credit generally have fixed expiration dates or other termination clauses. The amount of collateral obtained, if deemed necessary by the Company, is based on management's credit evaluation of the borrower.

     At September 30, 2000, the Company had a commitment to sell mortgage loans of $2.7 million. Loan sale commitments are used from time to time in order to limit the interest rate and market risk associated with loans held for sale and commitments to originate loans held for sale. Risks associated with commitments to sell mortgage loans include the possible inability of the counterparties to meet the contract terms, or of the Company to originate loans to fulfill the contracts. The Company controls its risk by entering into these agreements only with highly-rated counterparties

     Lease Commitments

     The Company is obligated under non-cancelable leases for certain of its banking premises. Rental expense under these leases was $562,000, $420,000 and $255,000 for the years ended September 30, 2000, 1999 and 1998, respectively. At September 30, 2000, the future minimum rental payments under the lease agreements for the fiscal years ending September 30 are $500,000 in 2001, $500,000 in 2002, $389,000 in 2003, $296,000 in 2004 and $32,000 in 2005.

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

     The following is a summary of the carrying amounts and fair values of the Company's financial assets and liabilities (none of which were held for trading purposes) at September 30:

                                                        2000                          1999
                                                      ------------------------      -----------------------
                                                        Carrying      Fair            Carrying      Fair
                                                       Amount         Value          Amount         Value
                                                      ----------   -----------      ----------    ---------
                                                                         (In Millions)
Financial assets:
  Cash and due from banks                              $ 10.2        $ 10.2          $  4.7       $  4.7
  Securities                                            128.6         128.5           138.6        138.7
  Real estate mortgage loans held for sale                2.7           2.7             1.2          1.2
  Loans receivable                                      364.2         355.6           298.0        291.1
  Accrued interest receivable                             3.2           3.2             2.8          2.8
  FHLB stock                                              9.3           9.3             7.4          7.4

Financial liabilities:
  Savings certificate accounts                          193.2         192.6           151.8        151.1
  Other deposit accounts                                131.9         131.9           121.2        121.2
  Borrowings                                            157.4         157.0           147.9        142.6

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

     The fair values of the loan origination commitments and unadvanced lines of credit described in note 12 were estimated based on an analysis of the interest rates and fees currently charged to enter into similar transactions, considering the remaining terms of the instruments and the creditworthiness of the potential borrowers. At September 30, 2000 and 1999, the fair values of these financial instruments approximated the related carrying amounts which were not significant.

(14) Recent Accounting Pronouncements

     In March 2000, the Financial Accounting Standards Board ("FASB") issued interpretation No. 44 (FIN 44), "Accounting for Certain Transactions Involving Stock Compensation-an Interpretation of APB 25". This interpretation clarifies the FASB's view in applying APB 25 to certain stock compensation awards. FIN 44 was effective prospectively July 1, 2000, with the exception of certain awards granted after December 15, 1998. The implementation of FIN 44 is not expected to have a material impact on the Company's consolidated financial statements

     In June 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities-an amendment of FASB Statement No. 133". This statement amends and superseded certain paragraphs of SFAS No. 133. The effective date for SFAS No. 138 is for fiscal years beginning after June 15, 2000. SFAS No. 138 and 133 apply to quarterly and annual financial statements. The Company is not presently engaged in derivatives and hedging activities, and accordingly SFAS No. 133 is not expected to have a material impact on the Company's consolidated financial statements.

     In September 2000, the FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS No. 140 replaces SFAS No. 125 and revises the standards for accounting and reporting for securitizations and other transfers of financial assets and extinguishments of liabilities. SFAS No. 140 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. SFAS No. 140 is effective for recognition and reclassifications of collateral and for disclosures relating to securitization transactions and collateral for fiscal years after December 15, 2000. The implementation of SFAS No. 140 will not have a material impact on the Company's consolidated financial statement.

(15) Parent Company Condensed Financial Information
     ----------------------------------------------

     Set forth below are the condensed balance sheets of Yonkers Financial Corporation as of September 30, 2000 and 1999, and its condensed statements of income and cash flows for the periods indicated:

                                                               September 30,
                                                          ----------------------------
                                                             2000             1999
                                                          -------------  -------------
                                                                 (In Thousands)
Condensed Balance Sheets
Assets
  Cash                                                  $    83            $   217
  Securities                                              2,788              2,570
  Investment in subsidiary                               32,003             31,327
  Other assets                                               74                280
                                                        -------            -------
    Total assets                                        $34,948            $34,394
                                                        =======            =======

Liabilities and Stockholders' Equity
  Liabilities                                           $    66            $ 2,377
  Stockholders' equity                                   34,882             32,017
                                                        -------            -------
    Total liabilities and stockholders' equity          $34,948            $34,394
                                                        =======            =======

                                                                                    Year Ended September 30,
                                                                            ------------------------------------------
                                                                               2000           1999           1998
                                                                            ------------  -------------  -------------
                                                                                         (In Thousands)
Condensed Statements of Income
Dividends received from subsidiary                                            $ 2,300        $ 4,000        $ 4,800
Interest income                                                                   267            353            499
Non-interest income                                                                40             58             38
Non-interest expense                                                             (408)          (207)          (404)
                                                                              -------        -------        -------
     Income before income tax expense and effect of subsidiary earnings         2,199          4,204          4,933
Income tax expense                                                                (43)            68             57
                                                                              -------        -------        -------
     Income before effect of subsidiary earnings                                2,242          4,136          4,876
Effect of subsidiary earnings:
     Excess of dividends over current earnings of subsidiary                      899         (1,473)        (1,975)
                                                                              -------        -------        -------
       Net income                                                             $ 3,141        $ 2,663        $ 2,901
                                                                              =======        =======        =======

                                                                                    Year Ended September 30,
                                                                            ------------------------------------------
                                                                               2000           1999           1998
                                                                            ------------  -------------  -------------
                                                                                         (In Thousands)
Condensed Statements of Cash Flows
Cash flows from operating activities:
     Net income                                                               $ 3,141        $ 2,663        $ 2,901
     Adjustments to reconcile net income to net cash
       provided by operating activities:
          Excess of dividends over current earnings of subsidiary                (899)         1,473          1,975
          Other adjustments, net                                               (1,411)         3,122            947
                                                                              -------        -------        -------
             Net cash provided by operating activities                            831          7,258          5,823
                                                                              -------        -------        -------
Cash flows from investing activities:
     Purchases of securities                                                     (402)          (465)        (1,187)
     Proceeds from sales and calls of securities                                  369          2,661            256
                                                                              -------        -------        -------
             Net cash (used in) provided by  investing activities                 (33)         2,196           (931)
                                                                              -------        -------        -------
Cash flows from financing activities:
     Common stock repurchased                                                    (171)        (8,741)        (5,676)
     Dividends paid                                                              (761)          (765)          (752)
                                                                              -------        -------        -------
             Net cash used in by financing activities                            (932)        (9,506)        (6,428)
                                                                              -------        -------        -------
Decrease in cash and cash equivalents                                            (134)           (52)        (1,536)
Cash and cash equivalents at beginning of period                                  217            269          1,805
                                                                              -------        -------        -------
Cash and cash equivalents at end of period                                    $    83        $   217        $   269
                                                                              ========       =======        =======

(16) Selected Quarterly Financial Data (Unaudited)

     The following is a summary of unaudited quarterly financial data for the fiscal years ended September 30, 2000 and 1999:

                                                                     Three Months Ended
                                                    --------------------------------------------------------
                                                    December 31     March 31      June 30      September 30
                                                            (In Thousands, except per share data)
Fiscal 2000
Interest and dividend income                           $8,588        $8,971       $9,229       $9,304
Interest expense                                        5,136         5,449        5,711        5,834
                                                       -------       ------       ------       ------
       Net interest income                              3,452         3,522        3,518        3,470
Provision for loan losses                                  35            35           75           75
Non-interest income                                       310           418          413          452
Non-interest expense                                    2,603         2,646        2,491        2,600
                                                       ------        ------       ------       ------
       Income before income tax expense                 1,124         1,259        1,365        1,247
Income tax expense                                        420           465          500          469
                                                       =======       ======       ======       ======
       Net income                                      $  704        $  794       $  865       $  778
                                                       =======       ======       ======       ======

Earnings per common share:
       Basic                                           $ 0.35        $ 0.40       $ 0.43       $ 0.38
       Diluted                                           0.34          0.39         0.42         0.38
                                                       ======        ======       ======       ======

Fiscal 1999
Interest and dividend income                           $6,621        $6,472       $6,649       $7,190
Interest expense                                        3,765         3,579        3,585        3,955
                                                       ------        ------       ------       ------
       Net interest income                              2,856         2,893        3,064        3,235
Provision for loan losses                                  75            75           50           35
Non-interest income                                       290           442          165          260
Non-interest expense                                    1,941         2,200        2,153        2,443
                                                       ------        ------       ------       ------
       Income before income tax expense                 1,130         1,060        1,026        1,017
Income tax expense                                        463           394          369          344
                                                       ======        ======       ======       ======
       Net income                                      $  667        $  666       $  657       $  673
                                                       ======        ======       ======       ======

Earnings per common share:
       Basic                                           $ 0.27        $ 0.27        $ 0.28      $  0.31
       Diluted                                           0.27          0.27          0.27         0.30
                                                       ======        ======        ======      =======

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



Richard F. Komosinski                         Joseph D. Roberto
President and Chief Executive Officer         Senior Vice President, Treasurer
                                              and Chief Financial Officer

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Yonkers Financial Corporation:

     We have audited the accompanying consolidated balance sheets of Yonkers Financial Corporation and subsidiary (the "Company") as of September 30, 2000 and 1999, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended September 30, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Yonkers Financial Corporation and subsidiary as of September 30, 2000 and 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 2000 in conformity with accounting principals generally accepted in the United States of America.





New York, New York
October 24, 2000

                        YONKERS FINANCIAL CORPORATION
                              CORPORATE INFORMATION

COMPANY AND BANK ADDRESS
6 Executive Plaza                                          Telephone:        (914) 965-2500
Yonkers, New York 10701                                    Fax:              (914) 965-2599
                                                           Internet          www.Yonkers.com

BOARD OF DIRECTORS
William G. Bachop, Chairman                                Richard Komosinski
Retired professional engineer and President of             President and Chief Executive Officer
Herbert G. Martin, Inc.                                    The Yonkers Savings and Loan Association

P. Anthony Sarubbi, Vice Chairman                          Charles D. Lohrfink
A consulting engineer and President of                     Retired Public Affairs Director for
P. Anthony Sarubbi, Inc.                                   Consolidated Edison

Donald R. Angelilli                                        Michael J. Martin
A real estate broker employed by Weichert                  Vice President of Herbert G. Martin, Inc.
Realtors

Fredric H. Gould                                           Eben T. Walker
Chairman, BRT Realty Trust                                 President of Graphite Metallizing
General Partner, Gould Investors, LP                       Corporation


OFFICERS
Richard Komosinski                                         Joseph L. Macchia
President and Chief Executive Officer                      Senior Vice President, Secretary
Joseph D. Roberto                                          Phillip Guarnieri
Senior Vice President, Treasurer and                       Senior Vice President
Chief Financial Officer
Kathy Kowler
Vice President

INDEPENDENT AUDITORS                                       SPECIAL COUNSEL

KPMG LLP                                                   Silver, Freedman & Taff, L.L.P.
757 Third Avenue                                           1100 New York Avenue, N.W.
New York, N.Y. 10017                                       Seventh Floor - East Tower

                          YONKERS FINANCIAL CORPORATION
                             STOCKHOLDER INFORMATION

ANNUAL MEETING

The annual meeting of stockholders will be held at 6:00 p.m., January 25, 2001, at The Yonkers Savings and Loan Association, FA, located at 2320 Central Park Avenue, Yonkers, New York.

STOCK LISTING

The Company's stock is traded over the counter, on the NASDAQ National Market under the symbol "YFCB".

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

The table below shows the range of high and low bid prices and dividends paid for the quarters indicated. The prices do not represent actual transactions and do not include retail markups, markdowns or commissions.

     QUARTER ENDED            HIGH      LOW       DIVIDENDS
     -------------            ----      ---       ---------
     December 31, 1998        15        12 1/4     0.08
     March 31, 1999           15 1/2    14         0.08
     June 30, 1999            17 7/8    14 5/8     0.08
     September 30, 1999       19        17 1/2     0.09
     December 31, 1999        18 1/2    16 5/8     0.09
     March 31, 2000           17 3/4    14         0.09
     June 30, 2000            15 13/16  13 7/8     0.09
     September 30, 2000       16 3/8    15 1/8     0.09


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

As of September 30, 2000, the Company had approximately 420 registered stockholders and 2,228,739 outstanding shares of common stock.

SHAREHOLDER AND                              TRANSFER                           INVESTOR
GENERAL INQUIRIES                            AGENT                              RELATIONS
Joseph L. Macchia, Senior Vice President    Registrar & Transfer Co.            Yonkers Financial Corporation
Yonkers Financial Corporation               10 Commerce Drive                   6 Executive Plaza
6 Executive Plaza                           Cranford, New Jersey 07016          Yonkers, New York 10701
Yonkers, New York 10701                     (800) 456-0596                      (914) 965-2500
(914) 965-2500


ANNUAL AND OTHER REPORTS

The Company is required to file an annual report on Form 10-K for its fiscal year ended September 30, 2000, with the Securities and Exchange Commission. Copies of the Form 10-K annual report and the Company's quarterly reports may be obtained without charge by contacting:
                                                          Washington, D.C. 20005