Form 10-K, Exhibit 13
period 2001-09-30
YONKERS FINANCIAL CORP
filed 2002-01-02
CIK 1005508

                                                                      EXHIBIT 13

                              FINANCIAL HIGHLIGHTS


AT OR FOR THE FISCAL YEAR ENDED SEPTEMBER 30,      2001               2000               1999
---------------------------------------------------------------------------------------------
 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

SELECTED FINANCIAL CONDITION DATA

Total assets                                   $571,093           $520,988           $456,072
Loans receivable, net                           387,260            364,238            297,950
Mortgage-backed securities                       83,772             83,574             97,380
Other securities                                 40,618             44,991             41,268
Deposits                                        389,523            325,106            272,974
Borrowings (3)                                  129,573            157,412            147,935
Stockholders' equity                             42,581             34,882             32,017


SELECTED OPERATING DATA

Net interest income                            $ 14,156           $ 13,962           $ 12,048
Net income                                        3,814              3,141              2,663
Basic earnings per common share (1)                1.85               1.56               1.13
Diluted earnings per common share (1)              1.79               1.53               1.11


ASSET QUALITY DATA

Non-performing loans                           $    552           $    123           $    755
Non-performing loans to total loans
    receivable                                     0.14%              0.03%              0.25%

SELECTED STATISTICAL  DATA

Return on average equity                          10.12%              9.69%              6.64%
Average equity to average assets                   6.96               6.37              10.21
Book value per share(2)                        $  19.11           $  15.65           $  14.30
Cash dividends per share                           0.37               0.36               0.32

(1) Earnings per share data for all periods has been computed in accordance with Statement of Financial Accounting Standards No. 128.
(2) Represents stockholders' equity divided by total common shares outstanding at the end of period.
(3)   Securities repurchase agreements and FHLB advances.

To Our Stockholders

         Yonkers Financial Corporation, the holding company for The Yonkers Savings and Loan Association, FA turned in another excellent performance in fiscal 2001, eclipsing records set in fiscal 2000. As we continued to execute our long-term growth plan, our earnings, assets, loans and deposits all showed strong gains along with the price of our stock.

         The success of our business and strength of our franchise in Westchester and Dutchess counties led to a development that will positively impact our shareholders and ultimately, our customers as well. On November 13, 2001, we announced a definitive agreement to sell Yonkers Financial Corporation to Atlantic Bank of New York, a New York State commercial bank ("Atlantic Bank") for an aggregate purchase price of approximately $69.6 million in cash, or $29.00 per share for each share of our common stock issued and outstanding. The acquisition of the Company by Atlantic Bank, a commercial bank with approximately $2.0 billion in assets with branches primarily in New York City and Long Island, will extend Atlantic's retail and middle market business presence into our part of the growing New York suburban market. At the same time, it will expand the consumer and commercial service offerings available to Yonkers' present customers. Atlantic received an option, exercisable under certain circumstances, to purchase 19.9% of our issued and outstanding common stock pursuant to a Stock Option Agreement dated November 13, 2001. The acquisition, subject to regulatory and shareholder approval, is expected to close during the first half of fiscal 2002.

STRONG FINANCIAL RESULTS

         Meanwhile, our results in fiscal 2001 were impressive, despite tragedy and worsening economic news at year-end. Net income grew 21.4% to $3.8 million for the fiscal year ended September 30, 2001, after a strong fourth quarter. Earnings per share rose to $1.79, fully diluted, a gain of 17.0% over $1.53 in 2000.

         Return on assets, an important measure of earning power, also improved to 0.70% from the previous year's 0.62%. Stockholders' equity increased to $42.6 million from $34.9 million. Return on equity, a measure of how effectively investors' funds are being employed, rose to 10.12% from 9.69% in fiscal 2000.

         Although we are pleased with our results, we recognize the tragic events of September 11, 2001. On behalf of our directors and employees, we extend our deepest sympathies to all the families affected by this national tragedy, and applaud the efforts of the heroic rescue workers.

GAINS IN ASSETS, LOANS

         We essentially achieved the "solid and profitable performance" predicted in our 2000 annual report, even though the seemingly strong economy weakened throughout the year and slowed sharply after the September 11 terrorist attack.

         Total assets, primarily loans, rose $50.1 million to $571.1 million, a 9.6% gain that was solid although smaller than in 2000. Net loans receivable, including loans held for sale, increased by $25.8 million to $392.8 million. The increase in our loan portfolio does not fully reflect the extent of our lending activities. We actually originated $127.9 million in loans, but many borrowers were simply refinancing existing loans at lower interest rates. In some cases, we sold the loans in the secondary market through our mortgage banking operation, generating fee income.

         We continued to shift the makeup of our loan portfolio toward higher-yielding multi-family and commercial real estate loans, which comprised $110.8 million or 28.6% of our loan portfolio at year-end, compared to $67.4 million or 18.5% a year earlier. We achieved this by originating more such loans, while at the same time selling more one- to four-family mortgage loans in the secondary market as we originated them. We sold $48.7 million of these loans in fiscal 2001, up from $16.0 million, and recorded net gains of $679,000 versus $175,000 in the prior year.

         Net interest income of $14.2 million represented an increase of $194,000, reflecting the positive impact of the shift toward higher interest-earning assets. This increase, more than offset the effect of a decline in our average interest rate spread resulting from the lower interest rate environment. Non-interest income nearly doubled, increasing by $1.7 million to $3.3 million. It primarily reflected the increased gains on sales of securities and real estate loans held for sale, along with income from the BOLI (bank-owned life insurance), and service charges and fee income from increased transaction volume.

         Loan quality remains very strong. Non-performing loans increased to $552,000 from the prior year's exceptional $123,000, a ratio of 0.14% of total loans receivable, an excellent showing in a weakening economy. A thorough analysis revealed no credit issues related to the September 11th terrorist attacks.

GROWING OUR DEPOSIT BASE

         Growing our deposit base is essential to long-term growth. During 2001, we increased our deposits by $64.4 million, a remarkable 19.8% gain that reflects the strength of our retail franchise. Although we did not further expand our branch network, we continued to attract new deposits, particularly at the five in-store branches we opened in 1998 and 1999.

         Our Business Vantage program, which provides an array of services for business accounts, also continued to attract new customers, contributing to deposit growth.

         Individual customers, meanwhile, responded positively to our new online banking system introduced in fiscal 2001. It enables them to pay bills, make payments, transfer assets and view account balances via home computers, and is linked to our newly designed Web Site. This convenient, consumer-friendly service also enhanced our deposit growth.

DIVIDEND INCREASED

         At its July 24, 2001 meeting, the Board of Directors voted to increase our cash dividend from $0.09 to $0.l0 per share. It was our 21st consecutive dividend since the Company converted to stock form.

NEW DIRECTOR ELECTED

         In August, 2001, Susan Friend, an audit partner since 1994 with the White Plains, New York CPA firm of Bennett, Kielson, Storch, DeSantis & Company LLP, was elected to the Board of Directors of both the Company and the Association for a three-year term. We believe the Company will benefit from her financial and accounting background.

FAVORABLE PROSPECTS AMID ECONOMIC UNCERTAINTY

         Although our local economy is still strong, the September 11th terrorist attacks and the continuing economic slowdown are unquestionably impacting our customers and the communities we serve.

         Nonetheless, our outlook remains positive, for a variety of reasons, and the prospective change of ownership does not diminish our confidence. The local business community is diverse and resilient, and the workforce is well educated, skilled and highly energetic. We are better positioned than ever before to serve business and the consumer, with a full array of sophisticated, convenient products and services. Our staff is seasoned and talented. We have a sizable and growing market share. We are financially strong, with sufficient capital and solid and improving profitability. Our loan quality is excellent, and our reserves are adequate to weather whatever economic storms lie ahead. The planned merger with Atlantic only adds to our confidence in the future. Atlantic has a large, strong parent, the National Bank of Greece, S.A., with more than $45 billion in assets and operations in 16 countries, yet is focused on serving consumers and smaller or middle market businesses, the very customers we serve.

         In the prior year's annual report, I voiced the hope that patience would eventually be rewarded, and that our stock price would begin to reflect investor recognition of what we are achieving. That was already occurring prior to the Atlantic announcement, as our stock, which ended fiscal 2000 at $15.875, stood at $21.90 a year later, on September 30, 2001, a gain of 38% in a period when stocks were generally declining. Two months later, on November 1, we closed at $26.95, 70% above our fiscal year-end 2000 price. If that price was something of a bet on the future, it was also a true vote of confidence, for which the credit goes to our skilled and dedicated staff. I am grateful to our customers for their continuing loyalty, and to our shareholders for their patience and their support.

Sincerely,



Richard F. Komosinski
President & Chief Financial Officer

December 28, 2001

                      SELECTED CONSOLIDATED FINANCIAL DATA


                                                                  AT OR FOR THE FISCAL YEAR ENDED SEPTEMBER 30,
                                                          ------------------------------------------------------------
                                                            2001         2000         1999         1998         1997
                                                          --------     --------     --------     --------     --------
                                                                       (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
SELECTED FINANCIAL CONDITION DATA:
Total assets                                              $571,093     $520,988     $456,072     $383,204     $312,956
Loans receivable, net                                      387,260      364,238      297,950      184,025      118,683
Real estate mortgage loans held for sale                     5,567        2,743        1,226       13,334       20,437
Securities:
  Available-for-sale                                       108,025      112,373      116,712      125,225       86,286
  Held-to-maturity                                          16,365       16,192       21,936       43,303       76,329
Cash and cash equivalents                                   31,801       10,178        4,651        4,195        3,593
Deposits                                                   389,523      325,106      272,974      231,181      207,933
Borrowings                                                 129,573      157,412      147,935      107,790       60,096
Stockholders' equity                                        42,581       34,882       32,017       41,802       43,878

SELECTED OPERATING DATA:
Interest and dividend income                              $ 38,064     $ 36,092     $ 26,932     $ 25,475     $ 20,731
Interest expense                                            23,908       22,130       14,884       14,022        9,957
                                                          --------     --------     --------     --------     --------
  Net interest income                                       14,156       13,962       12,048       11,453       10,774
Provision for loan losses                                      300          220          235          375          300
                                                          --------     --------     --------     --------     --------
  Net interest income after provision for loan losses       13,856       13,742       11,813       11,078       10,474
Non-interest income                                          3,322        1,593        1,157        1,128          532
Non-interest expense                                        11,318       10,340        8,737        7,301        6,064
  Income before income tax expense                           5,860        4,995        4,233        4,905        4,942
Income tax expense                                           2,046        1,854        1,570        2,004        1,990
                                                          --------     --------     --------     --------     --------
  Net income                                              $  3,814     $  3,141     $  2,663     $  2,901     $  2,952
                                                          ========     ========     ========     ========     ========
Basic earnings per common share (1)                       $   1.85     $   1.56     $   1.13     $   1.12     $   1.05
Diluted earnings per common share (1)                     $   1.79     $   1.53     $   1.11     $   1.08     $   1.04

SELECTED STATISTICAL DATA: (2)
Return on average assets                                      0.70 %       0.62 %       0.68 %       0.82 %       1.05 %
Return on average equity                                     10.12         9.69         6.64         6.72         6.72
Net interest margin (3)                                       2.68         2.80         3.13         3.28         3.93
Average interest rate spread (4)                              2.30         2.47         2.66         2.67         3.26
Efficiency ratio (5)                                         66.11        66.56        66.83        58.21        53.44
Non-interest expense to average assets                        2.09         2.03         2.22         2.06         2.17
Non-performing loans to total loans receivable                0.14         0.03         0.25         0.38         0.81
Allowance for loan losses to non-performing loans           362.68     1,384.55       199.07       172.91        96.05
Allowance for loan losses to total loans receivable           0.51         0.46         0.50         0.66         0.78
Non-performing assets to total assets                         0.10         0.02         0.16         0.28         0.48
Equity to total assets at end of period                       7.46         6.70         7.02        10.91        14.02
Average equity to average assets                              6.96         6.37        10.21        12.18        15.69
Book value per share (6)                                  $  19.11     $  15.65     $  14.30     $  15.33     $  14.53
Cash dividends per share                                      0.37         0.36         0.32         0.28         0.21
Dividend payout ratio (7)                                    20.24 %      24.23 %      28.73 %      25.92 %      20.66 %


----------

(1) Earnings per share data for all periods has been computed in accordance with Statement of Financial Accounting Standards No.128.
(2) All ratios are based on average daily balances with the exception of end-of-period ratios.
(3)   Net interest income divided by average interest-earning assets.
(4) The difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities.
(5) Non-interest expense (other than certain loss provisions) divided by the sum of net interest income and non-interest income (other than net security gains and losses).
(6) Represents stockholders' equity divided by total common shares outstanding at the end of the period.
(7)   Dividends paid as a percentage of net income.

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

     The Company's results of operations are significantly affected by general economic and competitive conditions (particularly levels of market interest rates), government policies, accounting standards and actions of regulatory agencies. Future changes in applicable laws, regulations or government policies may have a material impact on the Company. Lending activities are influenced by the demand for and supply of housing, competition among lenders, the level of interest rates, national and local economic conditions, and the availability of funds. Deposit flows and costs of funds are influenced by prevailing market interest rates (including rates on non-deposit investment alternatives), account maturities, and the levels of personal income and savings in the Company's market area.

ACQUISTION OF YONKERS FINANCIAL BY ATLANTIC BANK

     On November 14, 2001, the Company announced that it had entered into an agreement and Plan of Merger dated November 13, 2001, (the "Merger Agreement") with Atlantic Bank of New York ("Atlantic"), providing for, among other things, the acquisition of the Company by Atlantic, including the merger of the Association into Atlantic (the transactions contemplated by the Merger Agreement being hereinafter referred to as the "Merger").

     Under the Merger Agreement, each share of the Company's Common Stock outstanding immediately prior to the effective time of the Merger except for
(i) dissenters' shares, (ii) shares of the Common Stock held directly or indirectly by Atlantic (other than shares held in a fiduciary capacity or in satisfaction of a debt previously contracted) (iii) unallocated shares held in the Company's Management Recognition Plan, will convert into the right to receive $29.00 in cash without interest (the "Merger Consideration"). In addition, outstanding and unexercised options to acquire the Common Stock (the "Options") will be canceled and all rights thereunder shall be extinguished in exchange for an amount determined by multiplying the number of shares of the Common Stock subject to the Options by an amount equal to the excess of the Merger Consideration over the exercise price per share of the Options.

     Under the terms of the Merger Agreement, a termination fee of up to $4.0 million is payable under certain circumstances to Atlantic if the transaction is not completed. In addition, under a Stock Option Agreement executed in connection with the Merger Agreement ("Option Agreement"), the Company granted Atlantic an option exercisable under certain circumstances, to purchase up to 19.9% of the issued and outstanding shares of the Common Stock at a price per share equal to $24.45. Atlantic has agreed that the Option Agreement and the termination fees may not exceed $4.0 million.

     Under the terms of the Merger Agreement, the Company agreed to operate its business in the ordinary course and subject to certain limitations on its business operations including, without limitation, to not, without the written permission of Atlantic, make any (i) "no documentation" loans, (ii) construction loans, (iii) loans secured by undeveloped land, (iv) loans secured by real estate outside of the State of New York, (v) loans secured by non-residential real estate and (vi) other loans in excess of $275,000 to any individual borrower; except that the Company is permitted to make without permission the following loans in amounts of up to $500,000: (i) multi-family loans, (ii) certain mixed use loans and (iii) residential loans for sale. The Company also agreed not to (i) sell any material assets, other than in the ordinary course of business consistent with past practice, (ii) invest in any debt securities other than U.S. government and U.S. government agency securities with final maturities not greater than five years or, (iii) incur any additional borrowings other than non-callable short term FHLB borrowings and reverse repurchase agreements consistent with past practice. The Board of Directors believes that these limitations could have an adverse effect on the Company's operating results in the future periods.

     The Merger Agreement has been approved by the board of directors of both the Company and Atlantic. However, completion of the Merger is subject to certain conditions including the approval of the Merger Agreement by the shareholders of the Company and the approval of the transaction by the appropriate regulatory bank authorities. The Merger is expected to close in the first half of 2002.

     The Company believes that the transaction expenses incurred in connection with the Merger, the increased compensation expenses incurred in connection with the related increase in the Company's stock price and the limitations on the Company's business activities imposed under the Merger Agreement will have a significant adverse impact on the Company's future operating results.

     In connection with the execution of the Merger Agreement, Atlantic Bank entered into a Voting Agreement, dated November 13, 2001, with Gould Investors, L.P. ("Gould LP"), the holder of approximately 16.3% of the Company's Common Stock, which provides for, among other things, Gould LP to vote its shares of Yonkers Common Stock in favor of the Merger. On that same date, the Company entered into a Limited Waiver Agreement with Gould LP pursuant to which the Company waived its rights under its Standstill Agreement with Gould LP, to the extent necessary to allow Gould LP to perform its obligations under the Voting Agreement.

OPERATING STRATEGY

     The Company's basic mission is to service customers in its primary market area. The Board of Directors has sought to accomplish this mission through an operating strategy designed to maintain capital in excess of regulatory requirements and manage, to the extent practical, the Company's loan delinquencies and vulnerability to changes in interest rates. The Company's current operating strategy is primarily to (i) originate loans secured by one- to four-family residential real estate, with a portion of such originations being sold in the secondary market; (ii) maintain a significant portfolio of adjustable-rate loans that includes loans with rates that adjust periodically after an initial fixed-rate period; (iii) supplement its one- to four-family residential lending activities with higher-yielding multi-family loans and, to a lesser extent commercial real estate, consumer, construction and land loans;
(iv) augment its lending activities where appropriate, with investments in mortgage-backed and other securities; (v) build and maintain its regular savings, transaction, money market and club accounts; (vi) increase, at a managed pace, the volume of the Company's assets and liabilities; and (vii) utilize borrowings to fund increases in asset volume at a positive interest-rate spread.

COMPARISON OF FINANCIAL CONDITION AT SEPTEMBER 30, 2001 AND 2000

     Total assets at September 30, 2001 amounted to $571.1 million, an increase of $50.1 million or 9.6% from $521.0 million at September 30, 2000. Asset growth during the period was funded primarily through growth in the Company's deposit base relating to the expansion of its retail franchise.

     Funds provided by deposit growth, as well as proceeds from sales of mortgage loans held for sale, were invested primarily in new loans. Overall, total loans (loans receivable and mortgage loans held for sale) increased $25.8 million or 7.0% to $392.8 million at September 30, 2001 from $367.0 million at September 30, 2000. Multi-family real estate loans increased $32.7 million or 95.1% while commercial real estate loans increased $10.8 million or 32.5% reflecting the Company's intention during the year to increase such higher-yielding assets. One- to four-family mortgage loans decreased $26.3 million (net of an increase of $2.8 million in loans held for sale). Changes in other portfolio categories were less significant. The loan growth during fiscal 2001 represented loan originations of $127.9 million, offset by principal repayments of $52.9 million, loans sold of $49.4 million, and an increase in the allowance for loan losses of $299,000. The increase in loan production was the result of an expanded retail mortgage representative sales force and favorable market conditions.

     Total securities at September 30, 2001 decreased $4.2 million to $124.4 million from $128.6 million at September 30, 2000, reflecting a $4.4 million decrease in available-for-sale securities partially offset by a $173,000 increase in held-to-maturity securities. The decrease in available-for-sale securities primarily reflects $42.9 million in principal repayments, maturities and calls, $15.6 million in sales, partially offset by purchases of $48.1 million and a $6.3 million increase in the market value of the portfolio. The increase in held-to-maturity securities primarily reflects purchases of $5.7 million, partially offset by principal payments, maturities and calls of $5.5 million. Available-for-sale securities represented 86.8% of the total securities portfolio at September 30, 2001, compared to 87.4% at September 30, 2000. Cash and cash equivalents increased $21.6 million to $31.8 million at September 30, 2001 from $10.2 million at September 30, 2000.

     Deposit liabilities increased $64.4 million or 19.8% to $389.5 million at September 30, 2001 from $325.1 million at September 30, 2000. The increase is attributable to the expansion of the retail franchise as well as continued aggressive cross selling, quality customer service and competitive deposit products.

     Borrowings decreased $27.8 million (primarily securities repurchase agreements) to $129.6 million at September 30, 2001 from $157.4 million at September 30, 2000 because the growth of deposits exceeded asset growth. Borrowings may continue to decline as a result of operational restrictions contained in the Merger Agreement. For information regarding the terms of the borrowings, see "Liquidity and Capital Resources".

     Stockholders' equity amounted to $42.6 million at September 30, 2001, a $7.7 million increase from $34.9 million at September 30, 2000. The increase is primarily attributable to a $3.8 million increase in the after-tax net unrealized gain on available-for-sale securities, net income retained after dividends of $3.1 million, and a combined increase of $847,000 relating to the employee stock ownership plan ("ESOP") and the management recognition plan ("MRP"). The ratio of stockholders' equity to total assets increased to 7.46% at September 30, 2001 from 6.70% at September 30, 2000. Book value per share (computed based on total shares issued less treasury shares) was $19.11 at September 30, 2001, compared to $15.65 at September 30, 2000. For information regarding the Association's regulatory capital, see "Liquidity and Capital Resources".

ANALYSIS OF NET INTEREST INCOME

     Net interest income represents the difference between income on interest-earning assets and expense on interest-bearing liabilities. Net interest income is affected by the relative amounts of interest-earning assets and interest-bearing liabilities, and the interest rates earned or paid on them.

     The following table sets forth average balance sheets, average yields and costs, and certain other information for the years ended September 30, 2001, 2000 and 1999. The average yields and costs were computed by dividing interest income or expense by the average balance of the related assets or liabilities. Average balances were computed based on daily balances. The yields include the effect of deferred fees, discounts and premiums included in interest income. No tax-equivalent yield adjustments were made for tax-exempt securities, as the effect thereof was not material.


                                                              FOR THE TWELVE MONTHS ENDED SEPTEMBER 30,
                                                         --------------------------------------------------
                                                                                2001
                                                         --------------------------------------------------
                                                            AVERAGE                             AVERAGE
                                                            BALANCE           INTEREST         YIELD/COST
                                                            -------           --------         ----------
                                                                         (DOLLARS IN THOUSANDS)
ASSETS
Interest-earning assets:
    Loans (1)                                                 $ 377,448          $ 28,304        7.50%
    Mortgage-backed securities (2)                               82,505             5,363        6.50%
    Other securities (2)                                         46,831             3,409        7.28%
    Other earning assets                                         20,467               988        4.83%
                                                         ---------------    --------------
       Total interest-earning assets                            527,251          $ 38,064        7.22%
                                                                            ==============

Allowance for loan losses                                        (1,836)
Non-interest-earning assets                                      16,028
                                                         ---------------
       Total assets                                           $ 541,443
                                                         ===============
LIABILITIES AND  STOCKHOLDERS' EQUITY
Interest-bearing liabilities:

    NOW, club and money market accounts                        $ 64,576           $ 1,276        1.98%
    Regular savings accounts (3)                                 70,908             1,702        2.40%
    Savings certificate accounts                                206,274            11,755        5.70%
                                                         ---------------    --------------
       Total interest-bearing deposits                          341,758            14,733        4.31%

    Borrowings                                                  143,837             9,175        6.38%
                                                         ---------------    --------------
       Total interest-bearing liabilities                       485,595          $ 23,908        4.92%
                                                                            ==============

Non-interest-bearing liabilities                                 18,178
                                                         ---------------
       Total liabilities                                        503,773

Stockholders' equity                                             37,670
                                                         ---------------
       Total liabilities and stockholders' equity             $ 541,443
                                                         ===============
Net interest income                                                              $ 14,156
                                                                            ==============
Average interest rate spread (4)                                                                 2.30%
Net interest margin (5)                                                                          2.68%
Net interest-earning assets (6)                                $ 41,656
                                                         ===============
Ratio of average interest-earning assets to average
    interest-bearing liabilities                                                                108.58%


                                                              FOR THE TWELVE MONTHS ENDED SEPTEMBER 30,
                                                         --------------------------------------------------------
                                                                                2000
                                                         -------------------------------------------------
                                                            AVERAGE                            AVERAGE
                                                            BALANCE           INTEREST        YIELD/COST
                                                            -------           --------        ----------
ASSETS                                                                  (DOLLARS IN THOUSANDS)
Interest-earning assets:
    Loans (1)                                                 $ 353,742          $ 26,005       7.35%
    Mortgage-backed securities (2)                               90,016             6,168       6.85%
    Other securities (2)                                         41,528             3,097       7.46%
    Other earning assets                                         13,853               822       5.93%
                                                         ---------------   ---------------
       Total interest-earning assets                            499,139          $ 36,092       7.23%
                                                                           ===============

Allowance for loan losses                                        (1,575)
Non-interest-earning assets                                      11,323
                                                         ---------------
       Total assets                                           $ 508,887
                                                         ===============
LIABILITIES AND  STOCKHOLDERS' EQUITY
Interest-bearing liabilities:

    NOW, club and money market accounts                        $ 62,908           $ 1,368       2.17%
    Regular savings accounts (3)                                 55,902               959       1.72%
    Savings certificate accounts                                174,798             9,596       5.49%
                                                         ---------------   ---------------
       Total interest-bearing deposits                          293,608            11,923       4.06%

    Borrowings                                                  170,809            10,207       5.98%
                                                         ---------------   ---------------
       Total interest-bearing liabilities                       464,417          $ 22,130       4.77%
                                                                           ===============

Non-interest-bearing liabilities                                 12,067
                                                         ---------------
       Total liabilities                                        476,484

Stockholders' equity                                             32,403
                                                         ---------------
       Total liabilities and stockholders' equity             $ 508,887
                                                         ===============
Net interest income                                                              $ 13,962
                                                                           ===============
Average interest rate spread (4)                                                                2.47%
Net interest margin (5)                                                                         2.80%
Net interest-earning assets (6)                                $ 34,722
                                                         ===============
Ratio of average interest-earning assets to average
    interest-bearing liabilities                                                               107.48%


                                                              FOR THE TWELVE MONTHS ENDED SEPTEMBER 30,
                                                         -------------------------------------------------
                                                                                1999
                                                         -------------------------------------------------
                                                            AVERAGE                             AVERAGE
                                                            BALANCE           INTEREST        YIELD/COST
                                                            -------           --------        ----------
                                                                       (DOLLARS IN THOUSANDS)
ASSETS
Interest-earning assets:
    Loans (1)                                                 $ 221,754          $ 16,399        7.40%
    Mortgage-backed securities (2)                              109,831             7,032        6.40%
    Other securities (2)                                         40,331             2,837        7.03%
    Other earning assets                                         13,108               664        5.07%
                                                         ---------------   ---------------
       Total interest-earning assets                            385,024          $ 26,932        6.99%
                                                                           ===============

Allowance for loan losses                                        (1,423)
Non-interest-earning assets                                       9,194
                                                         ---------------
       Total assets                                           $ 392,795
                                                         ===============
LIABILITIES AND  STOCKHOLDERS' EQUITY
Interest-bearing liabilities:
    NOW, club and money market accounts                        $ 56,462           $ 1,286        2.28%
    Regular savings accounts (3)                                 49,148               949        1.93%
    Savings certificate accounts                                140,763             7,308        5.19%
                                                         ---------------   ---------------
       Total interest-bearing deposits                          246,373             9,543        3.87%

    Borrowings                                                   97,138             5,341        5.50%
                                                         ---------------   ---------------
       Total interest-bearing liabilities                       343,511          $ 14,884        4.33%
                                                                           ===============

Non-interest-bearing liabilities                                  9,197
                                                         ---------------
       Total liabilities                                        352,708

Stockholders' equity                                             40,087
                                                         ---------------
       Total liabilities and stockholders' equity             $ 392,795
                                                         ===============
Net interest income                                                              $ 12,048
                                                                           ===============
Average interest rate spread (4)                                                                 2.66%
Net interest margin (5)                                                                          3.13%
Net interest-earning assets (6)                                $ 41,513
                                                         ===============
Ratio of average interest-earning assets to average
    interest-bearing liabilities                                                               112.08%

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


                                           Fiscal 2001 Compared to Fiscal 2000    Fiscal 2000 Compared to Fiscal 1999
                                          -----------------------------------    -------------------------------------
                                           Increase (Decrease)                    Increase (Decrease)
                                                 Due to                                 Due to
                                          ----------------------     Net         -----------------------     Net
                                           Volume       Rate        Change        Volume       Rate         Change
                                          -------      -------      -------      -------      -------      --------
                                                                      (In Thousands)
Interest-earning assets:
  Loans                                   $ 1,762      $   537      $ 2,299      $ 9,717      $  (111)     $ 9,606
  Mortgage-backed securities                 (499)        (306)        (805)      (1,333)         469         (864)
  Other securities                            385          (73)         312           85          175          260
  Other earning assets                        339         (173)         166           40          118          158
                                          -------      -------      -------      -------      -------      -------
             Total                          1,987          (15)       1,972        8,509          651        9,160
                                          -------      -------      -------      -------      -------      -------
Interest-bearing liabilities:
  NOW, club and money market accounts          34         (126)         (92)         145          (63)          82
  Regular savings accounts                    300          443          743          121         (111)          10
  Savings certificate accounts              1,781          378        2,159        1,847          441        2,288
  Borrowings                               (1,685)         653       (1,032)       4,364          502        4,866
                                                       -------      -------      -------      -------      -------
             Total                            430        1,348        1,778        6,477          769        7,246
                                          -------      -------      -------      -------      -------      -------

Net change in net interest income         $ 1,557      $(1,363)     $   194      $ 2,032      $  (118)     $ 1,914
                                          =======      =======      =======      =======      =======      =======


COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED SEPTEMBER 30, 2001 AND 2000

     GENERAL. Net income was $3.8 million and diluted earnings per common share ("EPS") was $1.79 for the fiscal year ended September 30, 2001, a $673,000 increase from net income of $3.1 million and diluted EPS of $1.53 for the fiscal year ended September 30, 2000. Basic EPS was $1.85 for the fiscal year ended September 30, 2001 compared to $1.56 for fiscal 2000. The increase in net income reflects a $1.7 million increase in non-interest income, a $194,000 increase in net interest income, partially offset by increases of $978,000 in non-interest expense, $192,000 in income tax expense, and $80,000 in provision for loan losses.

     NET INTEREST INCOME. Net interest income for the year ended September 30, 2001 was $14.2 million, an increase of $194,000 from $14.0 million for the prior year. The increase reflects the positive effect on net interest income of higher average earning assets, primarily attributable to the investment of proceeds from deposit growth, partially offset by a decline in the average interest rate spread due to a lower interest rate environment. The Company's average interest rate spread decreased to 2.30% for fiscal 2001 from 2.47% for fiscal 2000, while the net interest margin decreased to 2.68% for fiscal 2001 from 2.80% for fiscal 2000.

     INTEREST AND DIVIDEND INCOME. Interest and dividend income increased $2.0 million, or 5.5%, to $38.1 million for fiscal 2001 from $36.1 million for fiscal 2000. This increase reflects the impact of a $28.1 million increase in total average interest-earning assets, primarily loans, partially offset by a 1 basis point decrease in the average yield on such assets to 7.22% for the year ended September 30, 2001 from 7.23% for the prior year.

     Interest income on loans increased $2.3 million to $28.3 million for the year ended September 30, 2001 from $26.0 million for the prior year, reflecting a $23.7 million increase in the average balance and a 15 basis point increase in the average yield. The increase in the average balance of loans and the average yield was primarily attributable to an increase in originations of higher-yielding multi-family and commercial real estate loans for portfolio purposes offset by prepayments due to declining rates.

     On a combined basis, interest and dividend income on mortgage-backed and other securities decreased $493,000 to $8.8 million for fiscal 2001 from $9.3 million for the prior year. Interest on mortgage-backed securities decreased by $805,000, attributable to a $7.5 million decrease in the average balance and a 35 basis point decrease in the average yield. The decrease in the average balance of mortgage backed securities was primarily attributable to principal repayments and sales of available for sale securities in fiscal 2001. The lower average yield on mortgage-backed securities in fiscal 2001 reflects the addition of lower-yielding adjustable rate products and the impact of higher premium amortization caused by increased repayments of principal. Interest on other securities increased by $312,000, primarily attributable to a $5.3 million increase in the average balance, partially offset by an 18 basis point decrease in the average yield on other securities to 7.28% for the year ended September 30, 2001 from 7.46% for fiscal 2000.

     Interest and dividend income on other earning assets increased $166,000, attributable to a $6.6 million increase in the average balance, partially offset by a 110 basis point decrease in the average yield.

     INTEREST EXPENSE. Interest expense totaled $23.9 million for the year ended September 30, 2001, an increase of $1.8 million from $22.1 million for the prior year.

     Interest expense on deposits increased $2.8 million to $14.7 million for fiscal 2001 from $11.9 million for fiscal 2000. This increase reflects the impact of a $48.2 million increase in the average balance of interest-bearing deposits, and a 25 basis point increase in the average rate paid on deposits to 4.31% for the year ended September 30, 2001 from 4.06% for the prior year. The increase in average interest-bearing deposits consisted of a $31.5 million increase in average savings certificate accounts (to $206.3 million from $174.8 million), a $15.0 million increase in average regular savings accounts (to $70.9 million from $55.9 million), and a $1.7 million increase in NOW, club and money market accounts (to $64.6 million from $62.9 million). The overall increase in the average rate paid on deposits during fiscal 2001 primarily reflects a 21 basis point increase in the average rate paid on savings certificate accounts, a 68 basis point increase in the average rate paid on regular savings accounts, partially offset by a 19 basis point decrease in the average rate paid on NOW, club and money market accounts.

     Interest expense on borrowings decreased $1.0 million to $9.2 million for fiscal 2001 from $10.2 million for fiscal 2000. Total borrowings averaged $143.8 million for fiscal 2001 at an average rate of 6.38% compared to $170.8 million and 5.98%, respectively, for the prior-year. See "Liquidity and Capital Resources" for a further discussion of the Company's borrowings.

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

     The provision for loan losses was $300,000 in fiscal 2001 and $220,000 in fiscal 2000. Loans receivable (before the allowance for loan losses and including loans held for sale) increased to $394.8 million at September 30, 2001 from $368.7 million at September 30, 2000, and the allowance for loan losses increased to $2.0 million at September 30, 2001 from $1.7 million a year earlier. The allowance for loan losses represented 0.51% of total loans receivable at September 30, 2001, compared to 0.46% at September 30, 2000. Net charge-offs in fiscal 2001 decreased to $1,000 from $20,000 in the prior year, while non-performing loans increased to $552,000 at September 30, 2001 from $123,000 at September 30, 2000. The ratio of the allowance for loan losses to non-performing loans was 362.68% at September 30, 2001, compared to 1,384.55% at September 30, 2000. See "Asset Quality" for further information concerning the provision and allowance for loan losses.

     NON-INTEREST INCOME. Non-interest income increased $1.7 million to $3.3 million for the year ended September 30, 2001 compared to $1.6 million for the prior year. The increase was primarily attributable to increases in the net gain on real estate loans held for sale, other non-interest income, income from the Company's BOLI, the net gain on sales of available-for-sale securities, and service charges and fee income. Mortgage loan sales totaled $48.7 million, resulting in a net gain of $679,000, as compared to loan sales of $16.0 million in fiscal 2000, which resulted in net gains of $175,000. In fiscal 2001 $379,000 was recognized in income from the Company's investment in bank owned life insurance ("BOLI"). The Company did not have BOLI in prior years. Net gains on sales of securities amounted to $365,000 for fiscal 2001 reflecting sales of $15.6 million in available-for-sale securities during the year, compared to gains of $19,000 on sales of $351,000 in the prior year. The $488,000 increase in service charges and fee income primarily reflects increases in transaction volume. The net gain on sales of loans held for sale includes the effect of capitalizing mortgage servicing assets at the time of sale, which amounted to $20,000 for fiscal 2001 and $44,000 for the prior year. Servicing assets with a carrying value of $398,000 and $530,000 (after amortization) are included in other assets in the consolidated balance sheet as of September 30, 2001 and 2000, respectively. See also Notes 1 and 3 of the Notes to Consolidated Financial Statements.

     NON-INTEREST EXPENSE. Non-interest expense increased $978,000 to $11.3 million for the year ended September 30, 2001 compared to $10.3 million for the prior year. The increase in fiscal 2001 was primarily attributable to increases in compensation and benefits expense, data processing service fees, and other non-interest expense. The increase in compensation and benefit expense of $854,000 primarily reflects an increase in the number of employees and merit and performance-based increases for management and staff members, a contribution to a non-qualified ESOP Equalization Executive Retirement Plan, as well as an increase in ESOP expense due to the significant increase in the Company's stock price. The increase in data processing service fees of $84,000 primarily reflects increases in transaction volume and costs associated with additional product lines. The $58,000 increase in other non-interest expense primarily reflects a reserve established for other operational costs incurred during the fiscal year.

     INCOME TAX EXPENSE. Income tax expense was approximately $2.0 million for fiscal 2001, an increase from $1.8 million for fiscal 2000, reflecting higher pre-tax income and effective tax rates of 34.9% in fiscal 2001 and 37.1% in fiscal 2000. The decrease in the effective tax rate primarily reflects the ancillary benefits from the aforementioned BOLI purchase. Under current law, all income earned by the BOLI through cash value accumulation is considered tax-free.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED SEPTEMBER 30, 2000 AND 1999

     GENERAL. Net income was $3.1 million and diluted EPS was $1.53 for the fiscal year ended September 30, 2000, a $478,000 increase from net income of $2.7 million and diluted EPS of $1.11 for the fiscal year ended September 30, 1999. Basic EPS was $1.56 for the fiscal year ended September 30, 2000 compared to $1.13 for fiscal 1999. The increase in net income reflects, a $1.9 million increase in net interest income, a $436,000 increase in non-interest income and a $15,000 decrease in the provision for loan losses, partially offset by increases of $1.6 million in non-interest expense and $284,000 in income tax expense.

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

     NON-INTEREST INCOME. Non-interest income increased $436,000 to $1.6 million for the year ended September 30, 2000 compared to $1.2 million for the prior year. The increase was primarily attributable to increases in service charges and fee income partially offset by a decrease in the net gain on sales of available-for-sale securities and real estate mortgage loans held for sale. The $582,000 increase in service charges and fee income primarily reflects increases in transaction volume as well as fee income generated from our annuities and mutual funds sales program launched in fiscal 2000. Net gains on sales of securities amounted to $19,000 for fiscal 2000 reflecting sales of $351,000 in available-for-sale securities during the year, compared to gains of $111,000 on sales of $17.6 million in the prior year. Mortgage loan sales totaled $16.0 million, resulting in a net gain of $175,000, as compared to loan sales of $37.2 million in fiscal 1999, which resulted in net gains of $197,000. In addition, a provision for losses on loans held for sale of $97,000 was charged to net gain on sales of loans for fiscal 1999, while no such provisions were made in fiscal 2000. The net gain on sales of loans held for sale includes the effect of capitalizing mortgage servicing assets at the time of sale, which amounted to $44,000 for fiscal 2000 and $362,000 for the prior year. Servicing assets with a carrying value of $530,000 and $548,000 (after amortization) are included in other assets in the consolidated balance sheet as of September 30, 2000 and 1999, respectively. See also Notes 1 and 3 of the Notes to Consolidated Financial Statements. Other non-interest income for fiscal 2000 decreased $32,000 from the prior year. Fiscal 1999 reflected a gain of $72,000 from the sale of servicing rights.

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

     The following table sets forth the amounts and categories of the Company's non-performing assets at the dates indicated. See Note 3 to the Consolidated Financial Statements for information concerning the Company's impaired loans, which are included in the non-accrual loans shown below.


                                                                      AT SEPTEMBER 30,
                                                      2001       2000       1999       1998       1997
                                                     ------     ------     ------     ------     ------
                                                                   (DOLLARS IN THOUSANDS)
Non-accrual loans past due ninety days or more:
  Real estate mortgage loans:
       One- to four-family                           $  540     $  109     $  347     $  515     $  389
       Commercial                                        --         --        305        203        211
       Land                                              --         --         --         --        250
       Construction                                      --         --         --         --        279
  Consumer loans                                         12         14        103         35          9
                                                     ------     ------     ------     ------     ------
           Total                                        552        123        755        753      1,138
Real estate owned, net                                   --         --         --        305        379
                                                     ------     ------     ------     ------     ------
Total non-performing assets                          $  552     $  123     $  755     $1,058     $1,517
                                                     ======     ======     ======     ======     ======

Allowance for loan losses                            $2,002     $1,703     $1,503     $1,302     $1,093
                                                     ======     ======     ======     ======     ======

Ratios:
  Non-performing loans to total loans receivable       0.14 %     0.03 %     0.25 %     0.38 %     0.81 %
  Non-performing assets to total assets                0.10       0.02       0.16       0.28       0.48
  Allowance for loan losses to:
      Non-performing loans                           362.68    1384.55     199.07     172.91      96.05
      Total loans receivable                           0.51       0.46       0.50       0.70       0.90


     Total non-performing assets increased $429,000 from $123,000 at September 30, 2000 to $552,000 at September 30, 2001. The ratio of non-performing assets to total assets increased to 0.10% at September 30, 2001 from 0.02% at September 30, 2000. The allowance for loan losses was $2.0 million or 0.51% of total loans receivable at September 30, 2001, compared to $1.7 million or 0.46 % at September 30, 2000. The ratio of the allowance for loan losses to non-performing loans decreased to 362.68% at September 30, 2001 from 1,384.55% at September 30, 2000.

     For the year ended September 30, 2001, gross interest income of $43,000 would have been recorded if all non-accrual loans at September 30, 2001 had remained current throughout the year in accordance with their original terms. The amount of interest income actually recognized on such loans in fiscal 2001, prior to placing the loans on non-accrual status, was $31,000. See Note 3 of the Notes to the Consolidated Financial Statements.

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

     The following table sets forth activity in the allowance for loan losses for the periods indicated.


                                                                 FOR THE YEAR ENDED SEPTEMBER 30,
                                                    -----------------------------------------------------------
                                                      2001        2000         1999         1998         1997
                                                    -------      -------      -------      -------      -------
                                                                      (DOLLARS IN THOUSANDS)

Balance at beginning of year                        $ 1,703      $ 1,503      $ 1,302      $ 1,093      $   937
Provision for losses                                    300          220          235          375          300
Charge-offs:
     Real estate mortgage loans:

          One- to four-family                            --           --          (23)         (45)        (132)
          Land                                           --           --           --          (17)          --
          Construction                                   --           --           --          (91)          --
     Consumer loans                                     (31)         (44)         (20)         (40)         (25)
                                                    -------      -------      -------      -------      -------
          Total charge-offs                             (31)         (44)         (43)        (193)        (157)
Recoveries                                               30           24            9           27           13
                                                    -------      -------      -------      -------      -------
          Net charge-offs                                (1)         (20)         (34)        (166)        (144)
                                                    -------      -------      -------      -------      -------

Balance at end of year                              $ 2,002      $ 1,703      $ 1,503      $ 1,302      $ 1,093
                                                    =======      =======      =======      =======      =======

Ratio of net charge-offs to average total loans        -- %       0.01 %       0.02 %       0.15 %       0.29 %



     Although the Company maintains its allowance for loan losses at a level it considers adequate to absorb probable losses, there can be no assurance that such losses will not exceed the estimated amounts or that additional substantial provisions for losses will not be required in future periods although future activity is limited under the Merger Agreement. The Company has recently expanded its multi-family and commercial real estate lending. As a result, these loan categories may represent a larger percentage of the total loan portfolio in the future. Since such loans are generally thought to carry a higher degree of credit risk than one- to four-family residential loans, such a change in the loan portfolio mix may result in a further increase in the allowance for losses.

INTEREST RATE RISK MANAGEMENT

     The principal objectives of the Company's interest rate risk management activities are to: (i) define an acceptable level of risk based on the Company's business focus, operating environment, capital and liquidity requirements and performance objectives; (ii) quantify and monitor the amount of interest rate risk inherent in the asset/liability structure; (iii) modify the Company's asset/liability structure, as necessary, to manage interest rate risk; and (iv) maintain acceptable net interest margins in changing rate environments. Management seeks to manage the vulnerability of the Company's operating results to changes in interest rates and to manage the ratio of interest-rate-sensitive assets to interest-rate-sensitive liabilities within specified maturities or repricing periods. The Company does not currently engage in trading activities or use off-balance sheet derivative instruments to control interest rate risk.

     Notwithstanding the Company's interest rate risk management activities, the potential for changing interest rates is an uncertainty that could have an adverse effect on the earnings of the Company. When interest-bearing liabilities mature or reprice more quickly than interest-earning assets in a given period, a significant increase in market interest rates could adversely affect net interest income. Similarly, when interest-earning assets mature or reprice more quickly than interest-bearing liabilities, falling interest rates could result in a decrease in net interest income. Further, volatile interest rates can disrupt net interest income by stimulating loan prepayments and securities redemptions. Finally, a flattening of the "yield curve" (I.E., a narrowing of the spread between long- and short-term interest rates), could adversely impact net interest income to the extent that the Company's assets have a longer average term than its liabilities.

     In managing the asset/liability position, the Company has taken several steps to manage its interest rate risk. First, the Company maintains a significant portfolio of interest rate sensitive adjustable-rate loans that includes loans with rates that adjust periodically after earning a fixed rate of interest for initial periods of five, seven or ten years. At September 30, 2001, total adjustable-rate loans were $283.2 million or 70.8% of the total loan portfolio, including $168.3 million in loans with initial fixed rates as described above. Second, beginning in fiscal 1998, the Company has sold a majority of its newly originated, fixed-rate one- to four-family residential mortgage loans with original terms of more than 15 years. Third, the Company carries an investment in mortgage-backed securities that are more liquid and generally have shorter average lives than mortgage loans. At September 30, 2001, mortgage-backed securities with terms to repricing or estimated average lives of less than five years amounted to $50.0 million. Fourth, the Company has a substantial amount of regular savings, transaction, money market and club accounts, which may be less sensitive to changes in interest rates than certificate accounts. At September 30, 2001, the Company had $86.7 million of regular savings accounts, $30.7 million of money market accounts and $50.4 million of NOW, checking and club accounts. Overall, these accounts comprised 43.0% of the Company's total deposit base at September 30, 2001. Finally, a portion of the Company's securities repurchase agreements and FHLB advances have terms in excess of one year. The weighted, average remaining period to final maturity of these borrowings was approximately 5.2 years at September 30, 2001, compared to 4.7 years at September 30, 2000.

     One approach used by management to quantify interest rate risk is the net portfolio value ("NPV") analysis. In essence, this approach calculates the difference between the present value of liabilities and the present value of expected cash flows from assets and off-balance sheet contracts. The following table sets forth, at September 30, 2001, an analysis of the Association's interest rate risk as measured by the estimated changes in NPV resulting from instantaneous and sustained parallel shifts in the yield curve (+300, -200 basis points, measured in 100 basis point increments). For comparative purposes, the table also shows the estimated percent increase (decrease) in NPV at September 30, 2001.


                                               AT SEPTEMBER 30, 2001
                  ------------------------------------------------------------------------------
  CHANGE IN                                     ESTIMATED INCREASE (DECREASE) IN NPV                  PERCENT INCREASE
INTEREST RATES        ESTIMATED NPV            --------------------------------------------------    (DECREASE) IN NPV AT
(BASIS POINTS)           AMOUNT                  AMOUNT                      PERCENT                SEPTEMBER 30, 2000
--------------           ------                  ------                      -------               -------------------
                                                           (DOLLARS IN THOUSANDS)

    +300                       $ 32,331            $(24,886)                    (43)%                  (79)%
    +200                         41,087            (16,130)                     (28)                   (52)
    +100                         49,253             (7,964)                     (14)                   (23)
      --                         57,217                 --                       --                     --
    -100                         59,466              2,249                        4                     21
    -200                         60,566              3,349                        6                     29


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

     Interest rate risk is the most significant market risk affecting the Company. Certain types of market risk, such as foreign exchange rate risk and commodity price risk, do not arise in the normal course of the Company's business activities.

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

     The Company's most liquid assets are cash and cash equivalents, which include highly liquid short-term investments (such as federal funds sold and money market mutual funds) that are readily convertible to known amounts of cash. At September 30, 2001 and 2000, cash and cash equivalents totaled $31.8 million and $10.2 million, respectively. The level of these assets is dependent on the Company's operating, financing and investing activities during any given period.

     The primary investing activities of the Company are the origination of real estate mortgage and other loans, and the purchase of mortgage-backed and other securities. During the years ended September 30, 2001, 2000 and 1999, the Company's disbursements for loan originations totaled $127.9 million, $117.3 million and $178.1 million, respectively. Originations could be lower in the future as a result of restrictions in the Merger Agreement. See "Acquisition of Yonkers Financial by Atlantic Bank" on page 7 for additional information concerning these restrictions. During fiscal 2001 the Company purchased mortgage- backed securities of $21.0 million compared to no purchases for the year ended September 30, 2000 and $35.3 million for the year ended September 30, 1999. Purchases of other securities totaled $32.8 million, $4.4 million and $19.0 million for the years ended September 30, 2001, 2000, and 1999. These activities were funded primarily by net deposit inflows, borrowings under securities repurchase agreements, FHLB advances, principal repayments on loans and securities, and proceeds from sales of loans and securities. Loan sales during fiscal 2001, 2000 and 1999, provided proceeds of $49.4 million, $16.1 million and $37.4 million, respectively, for reinvestment into new loans and securities.

     For the years ended September 30, 2001, 2000 and 1999 the Company experienced net increases in deposits (including the effect of interest credited) of $64.4 million, $52.1 million and $41.8 million, respectively. The increases were primarily due to the opening of five additional in-store branches during this period as well as continued aggressive cross-selling, quality customer service and new deposit products.

     During fiscal 2001, the Company continued to use securities repurchase agreements and FHLB advances as a funding source. In securities repurchase agreements, the Company borrows funds through the transfer of debt securities to the FHLB of New York, as counterparty, and concurrently agrees to repurchase the identical securities at a fixed price on a specified date. During the years ended September 30, 2001, 2000 and 1999, the average borrowings under repurchase agreements with the FHLB amounted to $74.0 million, $99.8 million, and $79.8 million respectively, and the maximum month-end balance outstanding was $79.5 million, $114.1 million, and $101.0 respectively. The average interest rate spread on these transactions, or the difference between the yield earned on the underlying securities and the rate paid on the repurchase borrowings, was 1.15%, 1.26% and 1.25% for the years ended September 30, 2001, 2000, and 1999 respectively. The Company anticipates that these activities may be limited in the future, in anticipation of the Merger. See Note 7 of the Notes to the Consolidated Financial Statements for additional information concerning these transactions.

     At September 30, 2001, the Company had outstanding loan origination commitments of $39.2 million, undisbursed construction loans in process of $6.4 million, and unadvanced lines of credit to customers of $2.7 million. The Company anticipates that it will have sufficient funds available to meet its current loan origination and other commitments. The Company also had the ability to borrow additional advances of up to $79.0 million from the FHLB of New York at September 30, 2001. Certificates of deposit scheduled to mature in one year or less from September 30, 2001 totaled $115.6 million, with a weighted average rate of 5.13%. Based on the Company's most recent experience and pricing strategy, management believes that a significant portion of such deposits will remain with the Company.

     The main sources of liquidity for the Holding Company are net proceeds from the sale of stock and dividends received from the Association, if any. The main cash outflows are payments of dividends to shareholders and repurchases of the Holding Company's common stock.

     The Association may not declare or pay cash dividends on or repurchase any of its shares of common stock if the effect thereof would cause equity to be reduced below applicable regulatory capital requirements or the amount required to be maintained for the liquidation account established in connection with the Conversion. Unlike the Association, the Holding Company is not subject to OTS regulatory restrictions on the payment of dividends to its shareholders; however, it is subject to the requirements of Delaware law. Delaware law generally limits dividends to an amount equal to the excess of the net assets of the Holding Company (the amount by which total assets exceed total liabilities) over its statutory capital, or if there is no such excess, to its profits for the current and/or immediately preceding fiscal year. Under the Merger Agreement, the Company may not declare or pay any dividends apart from one dividend in January 2002 not to exceed $0.10 per share.

     The OTS regulations require savings associations, such as the Association, to meet three minimum capital standards: a tangible capital ratio requirement of 1.5% of total assets as adjusted under the OTS regulations; a leverage ratio requirement of 4.0% of core capital to such adjusted total assets; and a risk-based capital ratio requirement of 8.0% of core and supplementary capital to total risk-based assets. The Association satisfied these minimum capital standards at September 30, 2001 with tangible and leverage capital ratios of 6.8% and a total risk-based capital ratio of 14.0%. In determining the amount of risk-weighted assets for purposes of the risk-based capital requirement, a savings association multiplies its assets and credit equivalent amount for certain off-balance sheet items by risk-weights, which range from 0% for cash and obligations issued by the United States Government or its agencies to 100% for assets such as consumer and commercial loans, as assigned by the OTS capital regulations. These capital requirements, which are applicable to the Association only, do not consider additional capital held at the Holding Company level, and require certain adjustments to the Association's equity to arrive at the various regulatory capital amounts. See Note 11 of the Notes to the Consolidated Financial Statements.

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

                  YONKERS FINANCIAL CORPORATION AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS
                        (IN THOUSANDS, EXCEPT SHARE DATA)


                                                                                                  SEPTEMBER 30,   SEPTEMBER 30,
                                                                                                      2001            2000
                                                                                                  -------------   -------------
ASSETS

Cash and cash equivalents:
    Cash and due from banks                                                                         $  31,801      $   4,178
    Federal Funds sold                                                                                     --          6,000
                                                                                                    ---------      ---------
         Total cash and cash equivalents                                                               31,801         10,178
                                                                                                    ---------      ---------
Securities:
     Available for sale, at fair value (including $68,954 and $94,175 pledged as collateral for
       borrowings under repurchase agreements at September 30, 2001 and September 30, 2000)           108,025        112,373
     Held to maturity, at amortized cost (fair value of  $13,965 at
       September 30, 2001 and $16,081 at September 30, 2000)                                           16,365         16,192
                                                                                                    ---------      ---------
          Total securities                                                                            124,390        128,565
                                                                                                    ---------      ---------
Real estate mortgage loans held for sale, at lower of cost or market value                              5,567          2,743
                                                                                                    ---------      ---------
Loans receivable, net:
     Real estate mortgage loans                                                                       375,337        354,583
     Consumer and commercial business loans                                                            13,925         11,358
     Allowance for loan losses                                                                         (2,002)        (1,703)
                                                                                                    ---------      ---------
          Total loans receivable, net                                                                 387,260        364,238
                                                                                                    ---------      ---------
Accrued interest receivable                                                                             3,141          3,223
Federal Home Loan Bank  ("FHLB") stock                                                                  6,557          9,298
Office properties and equipment, net                                                                    1,475          1,859
Cash surrender value of bank owned life insurance                                                       9,379             --
Other assets                                                                                            1,523            884
                                                                                                    ---------      ---------
          Total assets                                                                              $ 571,093      $ 520,988
                                                                                                    =========      =========

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
     Deposits                                                                                       $ 389,523      $ 325,106
     Securities repurchase agreements                                                                  66,512         85,012
     FHLB advances                                                                                     63,061         72,400
     Deferred income tax payable (note 8)                                                               2,035            258
     Other liabilities                                                                                  7,381          3,330
                                                                                                    ---------      ---------
          Total liabilities                                                                           528,512        486,106
                                                                                                    ---------      ---------

Commitments and contingencies

Stockholders' equity
     Preferred stock (par value $0.01 per share; 100,000
        shares authorized; none issued or outstanding)                                                     --             --
     Common stock (par value $0.01 per share: 4,500,000
        shares authorized; 3,570,750 shares issued)                                                        36             36
     Additional paid-in capital                                                                        35,713         35,443
     Unallocated common stock  held by employee stock
        ownership plan ("ESOP")                                                                        (1,287)        (1,572)
     Unamortized awards of common stock under  management
        recognition plan ("MRP")                                                                          (37)          (329)
     Treasury stock, at cost (1,342,011 shares )                                                      (22,037)       (22,037)
     Retained income, substantially restricted                                                         29,074         26,032
     Accumulated other comprehensive loss                                                               1,119         (2,691)
                                                                                                    ---------      ---------
          Total stockholders' equity                                                                   42,581         34,882
                                                                                                    ---------      ---------
                                                                                                    $ 571,093      $ 520,988
                                                                                                    =========      =========

See accompanying notes to consolidated financial statements

                  YONKERS FINANCIAL CORPORATION AND SUBSIDIARY
                        CONSOLIDATED STATEMENTS OF INCOME
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                  YEAR ENDED SEPTEMBER 30,
                                                               -------------------------------
                                                                 2001       2000        1999
                                                               -------     -------     -------
Interest and dividend income:
   Loans                                                       $28,304     $26,005     $16,399
   Securities                                                    8,772       9,265       9,869
   Other earning assets                                            988         822         664
                                                               -------     -------     -------
     Total interest and dividend income                         38,064      36,092      26,932
                                                               -------     -------     -------

Interest expense:
   Deposits (note 6)                                            14,733      11,923       9,543
   Securities repurchase agreements                              4,437       5,908       4,530
   FHLB advances                                                 4,738       4,299         811
                                                               -------     -------     -------
     Total interest expense                                     23,908      22,130      14,884
                                                               -------     -------     -------

       Net interest income                                      14,156      13,962      12,048

Provision for loan losses (note 3)                                 300         220         235
                                                               -------     -------     -------
       Net interest income after provision for loan losses      13,856      13,742      11,813
                                                               -------     -------     -------

Non-interest income:
   Service charges and fees                                      1,805       1,317         735
   Net gain on sales of real estate mortgage
      loans held for sale (note 3)                                 679         175         197
   Net gain on sales of securities (note 2)                        365          19         111
   Other                                                           473          82         114
                                                               -------     -------     -------
      Total non-interest income                                  3,322       1,593       1,157
                                                               -------     -------     -------

Non-interest expense:
   Compensation and benefits (note 10)                           6,554       5,700       4,813
   Occupancy and equipment                                       1,462       1,461       1,226
   Data processing service fees                                    879         795         646
   Federal deposit insurance costs                                  64          83         140
   Other (note 9)                                                2,359       2,301       1,912
                                                               -------     -------     -------
      Total non-interest expense                                11,318      10,340       8,737
                                                               -------     -------     -------

        Income before income tax expense                         5,860       4,995       4,233

Income tax  expense (note 8)                                     2,046       1,854       1,570
                                                               -------     -------     -------

       Net income                                              $ 3,814     $ 3,141     $ 2,663
                                                               =======     =======     =======

Earnings per common share (note 11):
       Basic                                                   $  1.85     $  1.56     $  1.13
       Diluted                                                    1.79        1.53        1.11
                                                               =======     =======     =======

See accompanying notes to consolidated financial statements

                  YONKERS FINANCIAL CORPORATION AND SUBSIDIARY
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                          UNALLOCATED  UNAMORTIZED
                                                             COMMON      AWARDS OF                       ACCUMULATED
                                                ADDITIONAL   STOCK        COMMON                           OTHER         TOTAL
                                      COMMON      PAID-IN     HELD         STOCK     TREASURY   RETAINED COMPREHENSIVE STOCKHOLDERS'
                                       STOCK      CAPITAL   BY ESOP      UNDER MRP     STOCK     INCOME  INCOME(LOSS)     EQUITY
                                       -----      -------   -------      ---------     -----     ------  ------------     ------
Balance at September 30, 1998         $     36   $ 35,044   $ (2,142)   $   (846)   $(13,189)   $ 21,754    $  1,145    $ 41,802

    Net income                              --         --         --          --          --       2,663          --       2,663
    Dividends paid ($0.32 per share)        --         --         --          --          --        (765)         --        (765)
    Common stock repurchased
      (492,500 shares)                      --         --         --          --      (8,741)         --          --      (8,741)
    Repurchased stock awarded under
      MRP (5,000 shares)                    --         --         --         (64)         64          --          --          --
    Amortization of MRP awards              --         --         --         289          --          --          --         289
    Tax benefits from vested
      MRP awards                            --         12         --          --          --          --          --          12
    ESOP shares released for
       allocation (28,566 shares)           --        169        285          --          --          --          --         454
    Change in net unrealized gain
      (loss) on available-for sale
      securities, net of taxes              --         --         --          --          --          --      (3,697)     (3,697)
                                      --------   --------   --------    --------    --------    --------    --------    --------
Balance at September 30, 1999               36     35,225     (1,857)       (621)    (21,866)     23,652      (2,552)     32,017

    Net income                              --         --         --          --          --       3,141          --       3,141
    Dividends paid ($0.36 per share)        --         --         --          --          --        (761)         --        (761)
    Common stock repurchased
      (10,000 shares)                       --         --         --          --        (171)         --          --        (171)
    Amortization of MRP awards              --         --         --         292          --          --          --         292
    Tax benefits from vested
      MRP awards                            --         43         --          --          --          --          --          43
    ESOP shares released for
       allocation (28,566 shares)           --        175        285          --          --          --          --         460
    Change in net unrealized gain
      (loss) on available-for sale
      securities, net of taxes              --         --         --          --          --          --        (139)       (139)
                                      --------   --------   --------    --------    --------    --------    --------    --------
Balance at September 30, 2000               36     35,443     (1,572)       (329)    (22,037)     26,032      (2,691)     34,882

    Net income                              --         --         --          --          --       3,814          --       3,814
    Dividends paid ($0.37 per share)        --         --         --          --          --        (772)         --        (772)
    Amortization of MRP awards              --         --         --         292          --          --          --         292
    Tax benefits from vested
      MRP awards                            --         24         --          --          --          --          --          24
    ESOP shares released for
       allocation (28,566 shares)           --        246        285          --          --          --          --         531
    Change in net unrealized gain
      (loss) on available-for sale
      securities, net of taxes              --         --         --          --          --          --       3,810       3,810
                                      --------   --------   --------    --------    --------    --------    --------    --------
Balance at September 30, 2001         $     36   $ 35,713   $ (1,287)   $    (37)   $(22,037)   $ 29,074    $  1,119    $ 42,581
                                      ========   ========   ========    ========    ========    ========    ========    ========

See accompanying notes to consolidated financial statements.

                          YONKERS FINANCIAL CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)


                                                                                    YEAR ENDED SEPTEMBER 30,
                                                                            ---------------------------------------
                                                                              2001           2000           1999
                                                                            ---------      ---------      ---------
Cash flows from operating activities:
  Net income                                                                $   3,814      $   3,141      $   2,663
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Provision for loan losses                                                    300            220            235
     ESOP and MRP Expense                                                         823            752            743
     Depreciation expense                                                         485            479            363
     Deferred tax (benefit) expense                                              (672)           222          1,866
     Amortization of deferred fees, discounts and premiums, net                   233            269            350
     Net gain on sales of securities                                             (365)          (175)          (111)
     Proceeds from sale of loans                                               49,383         16,126         37,407
     Increase in cash surrender value of bank owned life insurance               (379)            --             --
     Net gain on sales of real estate mortgage loans held for sale               (679)           (19)          (197)
     Decrease (increase) in accrued interest receivable                            82           (473)            41
     (Increase) decrease in other assets                                         (619)           627            (66)
     (Decrease) increase in accrued interest payable                             (466)           946            (20)
     (Decrease) increase in accrued taxes payable                              (2,090)         1,378          1,534
    Increase (decrease) in accrued expenses and other liabilities               6,630         (1,999)         1,149
                                                                            ---------      ---------      ---------
          Net cash provided by operating activities                            56,480         21,494         45,957
                                                                            ---------      ---------      ---------
Cash flows from investing activities:
  Purchases of securities:
     Available-for-sale                                                       (48,050)        (4,352)       (54,317)
     Held-to-maturity                                                          (5,729)            --             --
  Proceeds from principal payments, maturities and calls of securities:
     Available-for-sale                                                        42,944          8,051         38,670
     Held-to-maturity                                                           5,519          5,738         21,346
  Proceeds from sales of available-for-sale securities                         15,950            370         17,758
  Disbursements for loan originations                                        (127,888)      (117,274)      (178,136)
  Principal collections on loans                                               52,951         33,078         38,503
  Sale/(Purchase) of FHLB stock                                                 2,741         (1,901)          (971)
  Purchase of bank owned life insurance                                        (9,000)            --             --
  Other investing cash flows, net                                                (101)          (354)          (786)
                                                                            ---------      ---------      ---------
          Net cash used in investing activities                               (70,663)       (76,644)      (117,933)
                                                                            ---------      ---------      ---------
Cash flows from financing activities:
  Net increase in deposits                                                     64,417         52,132         41,793
  Net increase (decrease) in borrowings with
     original terms of three months or less:
       Securities repurchase agreement                                        (17,000)       (16,975)         1,797
       FHLB advances                                                           (3,000)       (29,949)        32,948
  (Repayments of) proceeds from longer-term borrowings                         (7,839)        56,401          5,400
  Treasury stock purchases                                                         --           (171)        (8,741)
  Dividends paid                                                                 (772)          (761)          (765)
                                                                            ---------      ---------      ---------
          Net cash provided by financing activities                            35,806         60,677         72,432
                                                                            ---------      ---------      ---------
Net  increase in cash and cash equivalents                                     21,623          5,527            456
Cash and cash equivalents at beginning of year                                 10,178          4,651          4,195
                                                                            ---------      ---------      ---------
Cash and cash equivalents at end of year                                    $  31,801      $  10,178      $   4,651
                                                                            =========      =========      =========
Supplemental information:
Noncash Transfers-
   Change in net unrealized gain/(loss) on available-for-sale
       securities, net of taxes                                             $   3,810      $    (139)     $  (3,697)
Cash paid for-
  Interest paid                                                             $  24,374      $  21,428      $      --
  Income taxes paid                                                         $   2,170             --      $     741
                                                                            =========      =========      =========

See accompanying notes to consolidated financial statements

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

      MORTGAGE SERVICING RIGHT

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

      SECURITIES REPURCHASE AGREEMENTS

      In securities repurchase agreements, the Company transfers securities to a counterparty under an agreement to repurchase the identical securities at a fixed price in the future. These agreements are accounted for as secured financing transactions provided the Company maintains effective control over the transferred securities and meets the other criteria for such accounting as specified in Statement of Financial Accounting Standards ("SFAS") No. 125. The Company's agreements are accounted for as secured financings; accordingly, the transaction proceeds are recorded as borrowed funds and the underlying securities continue to be carried in the Company's securities portfolio.

      BANK OWNED LIFE INSURANCE

      The Investment in bank owned life insurance represents the cash surrender value of the life insurance policies on officers of the Bank. Increases in the cash surrender value are recorded as non-interest income.

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

      SEGMENT INFORMATION

      During fiscal 2000, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No.131 requires public companies to report certain financial information about significant revenue-producing segments of the business for which such information is available and utilized by the chief operating decision maker. Specific information to be reported for individual operating segments includes a measure of profit and loss, certain revenue and expense items, and total assets. As a community oriented financial institution, substantially all of the Company's operations involves the delivery of loan and deposit products to customers. Management makes operating decisions and assesses performance based on an ongoing review of these community banking operations, which constitute the Company's only operating segment for financial reporting purposes under SFAS No. 131.

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

     The following is a summary of securities at September 30, 2001:


                                                                  Gross Unrealized
                                                  Amortized  --------------------------      Fair
                                                    Cost         Gains         Losses        Value
                                                   --------     --------      --------      --------
                                                                     (In thousands)
         AVAILABLE-FOR-SALE SECURITIES
         Mortgage-backed securities:
           Pass-through securities                 $ 51,549     $  1,130      $     (2)     $ 52,677
           CMOs and other mortgage derivatives       20,463           33           (36)       20,460
                                                   --------     --------      --------      --------
                                                     72,012        1,163           (38)       73,137
         U.S. Government and Agency securities       15,999          375            (5)       16,369
         Corporate bonds                             11,644          510          (178)       11,976
         Equity securities                            6,595           25           (77)        6,543
                                                   --------     --------      --------      --------
                   Total available-for-sale        $106,250     $  2,073      $   (298)     $108,025
                                                   ========     ========      ========      ========

         HELD-TO-MATURITY SECURITIES
         Mortgage-backed securities:
           Pass-through securities                 $  9,125     $    218      $    (38)     $  9,305
           CMOs and other mortgage derivatives        1,510           12            (2)        1,520
                                                   --------     --------      --------      --------
                                                     10,635          230           (40)       10,825
         Municipal bonds                              5,730           51           (17)        5,764
                                                   --------     --------      --------      --------
                   Total held-to-maturity          $ 16,365     $    281      $    (57)     $ 16,589
                                                   ========     ========      ========      ========

     The following is a summary of securities at September 30, 2000:


                                                                  Gross Unrealized
                                                  Amortized  --------------------------      Fair
                                                    Cost         Gains         Losses        Value
                                                   --------     --------      --------      --------
                                                                     (In thousands)
         AVAILABLE-FOR-SALE SECURITIES
         Mortgage-backed securities:
           Pass-through securities                 $ 70,526     $     12      $ (2,656)     $ 67,882
         U.S. Government and Agency securities       42,511           --        (1,856)       40,655
         Corporate bonds                              2,952           53            (8)        2,997
         Equity securities                              869           --           (30)          839
                                                   --------     --------      --------      --------
                   Total available-for-sale        $116,858     $     65      $ (4,550)     $112,373
                                                   ========     ========      ========      ========

         HELD-TO-MATURITY SECURITIES
         Mortgage-backed securities:
           Pass-through securities                 $ 13,344     $    152      $   (173)     $ 13,323
           CMOs and other mortgage derivatives        2,348            5           (87)        2,266
                                                   --------     --------      --------      --------
                                                     15,692          157          (260)       15,589
         U.S. Government and Agency securities          500           --            (8)          492
                                                   --------     --------      --------      --------
                   Total held-to-maturity          $ 16,192     $    157      $   (268)     $ 16,081
                                                   ========     ========      ========      ========


      Mortgage-backed and other debt securities at September 30, 2001 consisted of fixed-rate securities and adjustable-rate securities with amortized costs of $80.0 million and $36.0 million, respectively, and weighted average yields of 6.74% and 5.23%, respectively. Fixed-rate and adjustable-rate debt securities at September 30, 2000, $115.8 million and $16.3 million, respectively, and weighted average yields of 7.00% and 6.80%, respectively.

      Mortgage-backed securities primarily include securities guaranteed by Ginnie Mae, Fannie Mae and Freddie Mac with total amortized costs of $49.1 million, $20.7 million and $10.8 million, respectively, at September 30, 2001 ($67.0 million, $13.8 million and $3.0 million, respectively, at September 30, 2000).

      The net unrealized gain on available-for-sale securities was $1.8 million ($1.1 million after taxes) at September 30, 2001, compared to an unrealized loss of $4.5 million ($2.7 million after taxes) at September 30, 2000. Changes in unrealized holding gains and losses resulted in an after-tax increase (decrease) in stockholders' equity of $3.8 million, ($139,000), and ($3.7) million during fiscal 2001, 2000 and 1999, respectively. These gains and losses will continue to fluctuate based on changes in the portfolio and market conditions.

      Sales of securities resulted in the following gross realized gains and gross realized losses during the years ended September 30:


                                        2001             2000             1999
                                        -----            -----            -----
                                                    (In thousands)

     Gains                              $ 405            $  23            $ 154
     Losses                               (40)              (4)             (43)
                                        -----            -----            -----
Net gain                                $ 365            $  19            $ 111
                                        =====            =====            =====


      The following is a summary of the amortized cost and fair value of U.S. Government and Agency debt securities, municipal debt and corporate debt at September 30, 2001, by remaining period to contractual maturity (ignoring earlier call dates, if any). Actual maturities may differ from contractual maturities because certain security issuers have the right to call or prepay their obligations.


                                    Available-for-Sale           Held-to-Maturity
                                -------------------------   -------------------------
                                 Amortized        Fair        Amortized        Fair
                                    Cost          Value          Cost         Value
                                    ----          -----          ----         -----
                                                    (In thousands)

Less then one year                 $   499       $   496       $   --       $   --
One to five years                    1,993         2,071       $   --       $   --
Five to ten years                    4,939         5,429       $   --       $   --
Over ten years                      17,211        17,294        5,730        5,765
                                   -------       -------       ------       ------
          Total                    $24,642       $25,290       $5,730       $5,765
                                   =======       =======       ======       ======


(3) LOANS

      A summary of loans receivable at September 30 follows:


                                                          2001           2000
                                                        ---------      ---------
                                                             (IN THOUSANDS)
Real estate mortgage loans:
        Residential properties:
             One- to four-family                        $ 256,255      $ 282,603
             Multi- family                                 67,013         34,352
        Commercial properties                              43,809         33,052
        Land loans                                            955            759
        Construction loans                                 12,920          6,317
        Construction loans in process                      (6,361)        (3,397)
        Deferred loan origination costs (fees), net           746            897
                                                        ---------      ---------
                                                          375,337        354,583
                                                        ---------      ---------
Consumer loans:
        Home equity                                         4,259          5,532
        Personal                                            1,590          1,911
        Other                                               7,252          2,952
                                                        ---------      ---------
                                                           13,101         10,395
Commercial business loans                                     824            963
                                                        ---------      ---------
                                                           13,925         11,358
                                                        ---------      ---------

             Total loans receivable                       389,262        365,941

Allowance for loan losses                                  (2,002)        (1,703)
                                                        ---------      ---------

             Total loans receivable, net                $ 387,260      $ 364,238
                                                        =========      =========


      Gross loans receivable at September 30, 2001 consisted of adjustable-rate loans of $283.2 million and fixed-rate loans of $111.6 million with weighted average yields of 7.22% and 7.98%, respectively. Adjustable-rate and fixed-rate loans at September 30, 2000 totaled $284.1 million and $84.3 million with weighted average yields of 7.39% and 7.94%, respectively. One- to four-family residential mortgage loans at September 30, 2001 and 2000 include advances under home equity lines of credit of $2.7 million and $2.5 million, respectively and cooperative apartment loans of $3.0 million and $3.5 million, respectively.

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

      Activity in the allowance for loan losses is summarized as follows for the years ended September 30:


                                            2001          2000          1999
                                            ----          ----          ----
                                                     (In thousands)

Balance at beginning of year              $ 1,703        $ 1,503        $ 1,302
Provision for losses                          300            220            235
Charge-offs                                   (31)           (44)           (43)
Recoveries                                     30             24              9
                                          -------        -------        -------

Balance at end of year                    $ 2,002        $ 1,703        $ 1,503
                                          =======        =======        =======

      The principal balances of non-accrual loans past due ninety days or more at September 30 are as follows:


                                                  2001        2000         1999
                                                  ----        ----         ----
                                                         (In thousands)
Real estate mortgage loans:
     One- to four-family                          $540         $109         $347
     Commercial                                     --           --          305
Consumer loans                                      12           14          103
                                                  ----         ----         ----

          Total                                   $552         $123         $755
                                                  ====         ====         ====


      If all interest payments on the foregoing non-accrual loans had been made during the respective years in accordance with the loan agreements, gross interest income of $43,000, $11,000 and $69,000 would have been recognized in fiscal 2001, 2000 and 1999, respectively, compared to interest income actually recognized of $31,000, $6,000 and $42,000, respectively.

      There were no impaired loans at September 30, 2001 and 2000. The Company's average recorded investment in impaired loans was approximately $0, $102,000 and $201,000 for the years ended September 30, 2001, 2000 and 1999, respectively. Interest collections and income recognized on impaired loans (while such loans were considered impaired) were insignificant during fiscal 2001, 2000 and 1999.

      At September 30, 2001 and 2000, there were no real estate owned properties.

      The Company has sold certain real estate mortgage loans and retained the related servicing rights. The principal balances of these serviced loans, which are not included in the accompanying consolidated balance sheets, totaled $75.5 million, $85.2 million and $88.4 million at September 30, 2001, 2000 and 1999, respectively. These amounts include loans sold with recourse of $435,000, $784,000 and $1.3 million at the respective dates, for which the Association does not expect to incur any significant losses. Real estate loans held for sale at September 30, 2001 and 2000 had total amortized costs of $5.6 million and $2.7 million, respectively, which approximated market value at those dates.

      During the years ended September 30, 2001, 2000 and 1999, the Company sold $48.7 million, $16.0 million and $37.2 million, respectively, of real estate mortgage loans, primarily with servicing retained, and recognized net gains of $679,000, $175,000 and $197,000, respectively, on such sales. The net gains in fiscal 2001, 2000 and 1999 includes the effect of capitalizing mortgage servicing assets of $20,000, $44,000 and $362,000, respectively at the time of sale. At September 30, 2001 and 2000, the net carrying value of capitalized mortgage servicing rights included in other assets was $398,000 and $530,000, respectively, which approximated fair value. Amortization of mortgage servicing rights was $48,000, $157,000 and $56,000, respectively, for the years ended September 30, 2001, 2000 and 1999.

(4) ACCRUED INTEREST RECEIVABLE

      A summary of accrued interest receivable at September 30 follows:

A summary of accrued interest receivable at September 30 follows:


                                                          2001             2000
                                                         ------           ------
                                                              (In thousands)

    Loans                                                $2,198           $1,996
    Mortgage-backed securities                              359              506
    Other securities                                        584              721
                                                         ------           ------
         Total                                           $3,141           $3,223
                                                         ======           ======


(5) OFFICE PROPERTIES AND EQUIPMENT

      A summary of office properties and equipment at September 30 follows:


                                                           2001          2000
                                                          -------       -------
                                                             (In thousands)

Land                                                      $    45       $    45
Buildings                                                     251           251
Leasehold improvements                                        808           784
Furniture, fixtures and equipment                           3,684         3,594
                                                          -------       -------
                                                            4,788         4,674
Less accumulated depreciation and amortization             (3,313)       (2,815)
                                                          -------       -------
     Total office properties and equipment, net           $ 1,475       $ 1,859
                                                          =======       =======


(6) DEPOSITS

      Deposit balances and weighted average stated interest rates at September 30 are summarized as follows:


                                                                    2001                         2000
                                                         -----------------------     -------------------------
                                                            AMOUNT        RATE           Amount         Rate
                                                         --------------   ------     ---------------   -------
                                                                          (Dollars in thousands)
      Checking                                                 $16,416                     $ 11,669
      NOW                                                       32,352    0.72  %            29,379     1.05  %
      Money market                                              30,687    2.60               34,087     3.25
      Regular savings                                           86,366    2.25               55,122     2.42
      Club                                                       1,609    2.25                1,609     2.42
                                                         --------------              ---------------
                                                               167,430    1.80              131,866     2.12
                                                         --------------              ---------------


      Savings certificates by remaining term to contractual maturity:

          Within one year                                      115,631    5.13              134,566     5.62
          After one but within two years                        71,640    4.78               35,822     6.03
          After two but within three years                      15,301    6.01                7,651     5.94
          After three years                                     19,521    5.66               15,201     6.45
                                                         --------------              ---------------
                                                               222,093    5.13              193,240     5.78
                                                         --------------              ---------------
          Total deposits                                      $389,523    4.29  %         $ 325,106     4.29  %
                                                         ==============              ===============

      Savings certificates issued in denominations of $100,000 or more totaled $38.8 million and $32.3 million at September 30, 2001 and 2000, respectively. The FDIC generally insures depositor accounts up to $100,000, as defined in the applicable regulations.

      Interest expense on deposits is summarized as follows for the years ended September 30:


                                                 2001         2000          1999
                                                 ----         ----          ----
                                                        (In thousands)

         NOW, club and money market accounts     $ 1,276     $ 1,368     $ 1,286
         Regular savings accounts                  1,702         959         949
         Savings certificate accounts             11,755       9,596       7,308
                                                 -------     -------     -------
                   Total interest expense        $14,733     $11,923     $ 9,543
                                                 =======     =======     =======

(7) BORROWINGS

SECURITIES REPURCHASE AGREEMENTS

      In securities repurchase agreements, the Company borrows funds through the transfer of debt securities to the FHLB of New York, as counterparty, and concurrently agrees to repurchase the identical securities at a fixed price on a specified date. Repurchase agreements are collateralized by the securities sold and, in certain cases, by additional margin securities. During the years ended September 30, 2001, 2000 and 1999, the Company's average borrowings under repurchase agreements with the FHLB of New York were $74.0 million, $99.8 million and $79.8 million, respectively, and the maximum month-end balance outstanding was $79.5 million, $114.1 million and $101.0 million, respectively.

      Information concerning outstanding securities repurchase agreements with the FHLB of New York as of September 30, 2001 and 2000 is summarized as follows:


                                                   Accrued Interest   Weighted         Fair Value of
Remaining Term to Final Maturity (1)     Amount      Payable (2)    Average Rate  Collateral Securities (3)
------------------------------------     ------      -----------    ------------  -------------------------
                                            (Dollars in thousands)

September 30, 2001
------------------
After 30 days but within one year        $ 1,000        $    10        6.80 %            $ 2,020
After one but within three years          10,000             21        5.91                8,061
After three but within five years         10,100            150        6.18               12,725
After five years                          45,412            425        5.69               46,634
                                         -------        -------                          -------

     Total                               $66,512        $   606        5.81 %            $69,440
                                         =======        =======                          =======

September 30, 2000
------------------
Within 30 days                           $12,000        $    28        6.60 %            $12,851
After 30 days but within one year         11,500            173        7.11               11,978
After one but within three years          11,000             29        5.99               14,413
After three but within five years         10,100            152        6.18               11,509
After five years                          40,412            346        5.67               44,276
                                         -------        -------                          -------

     Total                               $85,012        $   728        6.10 %            $95,027
                                         =======        =======                          =======

----------

(1)   The weighted average remaining term to final maturity was approximately
      6.3 years and 5.0 years at September 30, 2001 and 2000, respectively. Certain securities repurchase agreements are callable by the FHLB of New York, prior to the maturity date. The weighted average remaining term to maturity, giving effect to earlier call dates, was approximately 1.9 years at September 30, 2001.
(2)   Included in other liabilities in the consolidated balance sheets.
(3) Represents the fair value of the mortgage-backed and other debt securities which were transferred to the counterparty, plus accrued interest receivable of $486,000 and $852,000 at September 30, 2001 and 2000, respectively. These securities consisted of available-for-sale securities and held-to-maturity securities with fair values of $62.2 million and $6.7 million, respectively, at September 30, 2001 ($83.6 million and $10.6 million, respectively, at September 30, 2000).

      At September 30, 2001, the Company's "amount at risk" under securities repurchase agreements was approximately $2.3 million. This amount represents the excess of (i) the carrying amount, or market value if higher, of the securities transferred to the FHLB of New York plus accrued interest receivable over (ii) the amount of the repurchase liability plus accrued interest payable.

FHLB ADVANCES

      As a member of the FHLB of New York, the Association may have outstanding FHLB borrowings in a combination of term advances and overnight funds of up to 25% of its total assets, or approximately $142.1 million at September 30, 2001. Borrowings are secured by the Association's investment in FHLB stock and by a blanket security agreement. This agreement requires the Association to maintain as collateral certain qualifying assets (principally securities and residential mortgage loans) not otherwise pledged.

      FHLB advances and weighted average interest rates at September 30 are summarized as follows, by remaining period to maturity:


                                                                2001                        2000
                                                    -------------------------    ------------------------
                                                       AMOUNT         RATE          AMOUNT         RATE
                                                    --------------   --------    -------------    -------
                                                                    (Dollars in thousands)
FHLB advances maturing:
Within 30 days                                           $     --         -- %        $ 3,000       6.85 %
30 days to 1 year                                              --         --           15,000       6.72
1 year to 3 years                                          10,000       6.54            6,000       6.48
3 years to 5 years                                         33,941       6.94           28,200       7.17
Over 5 years                                               19,120       6.81           20,200       5.06
                                                    --------------               -------------

         Total                                            $63,061       6.84          $72,400       6.42 %
                                                    ==============               =============

      The weighted average period to maturity date for the FHLB advances outstanding at September 30, 2001 was 4.2 years, with a weighted average period to call date of 3.9 years. During the years ended September 30, 2001, 2000 and 1999, the Company's average FHLB advances outstanding were $69.8 million, $71.1 million and $14.5 million, respectively, and the maximum month-end balance outstanding was $89.9 million, $80.8 million and $47.9 million, respectively.

(8) INCOME TAXES

      The components of income tax expense are summarized as follows for the years ended September 30:


                                                       2001          2000          1999
                                                       ----          ----          ----
                                                                (In thousands)
Current tax expense:
    Federal                                             $2,489        $1,533        $ (251)
    State                                                  229            99           (95)
                                                    -----------   -----------   -----------
                                                         2,718         1,632          (346)
                                                    -----------   -----------   -----------
Deferred tax expense (benefit):
    Federal                                               (609)          199           105
    State                                                  (63)           23            41
                                                    -----------   -----------   -----------
                                                          (672)          222           146
                                                    -----------   -----------   -----------

Total income tax expense                                $2,046        $1,854        $1,570
                                                    ===========   ===========   ===========


      The following is a reconciliation of the expected income tax expense, computed at the applicable Federal statutory rate of 34%, to the actual income tax expense for the years ended September 30:

                                                        2001           2000            1999
                                                        ----           ----            ----
                                                                 (Dollars in thousands)

Tax at Federal statutory rate                          $ 1,992        $ 1,698           $ 1,439
New York State income taxes, net
     of Federal tax benefit                                109             81               102
Other reconciling items, net                               (55)            75                29
                                                   ------------   ------------   ---------------
Actual income tax expense                              $ 2,046        $ 1,854           $ 1,570
                                                   ============   ============   ===============

Effective income tax rate                                34.9%          37.1%             37.1%
                                                   ============   ============   ===============


      On March 31, 1999 the Association established the REIT at which time $117.7 million in real estate loans were transferred from the Association to the REIT. At September 30, 2001, $86.0 million in real estate loans were held by the REIT. The effective tax rates reflects the ancillary benefits from the REIT.

      The tax effects of temporary differences that give rise to deferred tax assets and liabilities are as follows at September 30:


                                                                       2001             2000
                                                                       ----             ----
                                                                           (IN THOUSANDS)
Deferred tax assets:
     Allowance for loan losses                                            $   727          $  619
     Net unrealized loss on available-for-sale securities                      --           1,793
     Other deductible temporary differences                                   207              84
                                                                    --------------   -------------
        Total deferred tax assets                                             934           2,496
                                                                    --------------   -------------

Deferred tax liabilities:
    Net unrealized gain on available-for-sale securities                      656              --
    REIT earnings not paid to the Association                               1,843           2,130
    Net deferred loan origination costs                                       272             325
    Mortgage servicing assets                                                 145             193
    Other taxable temporary differences                                        53             106
                                                                    --------------   -------------
        Total deferred tax liabilities                                      2,969           2,754
                                                                    --------------   -------------

     Net deferred tax liability                                           $ 2,035          $  258
                                                                    ==============   =============


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

      At September 30, 2001, the Association's base-year Federal and State tax bad debt reserves were $3.0 million and $11.7 million, respectively. Deferred tax liabilities have not been recognized with respect to these reserves, since the Company does not expect that these amounts will become taxable in the foreseeable future. Under the tax laws as amended, events that would result in taxation of these reserves include (i) redemptions of the Association's stock or certain excess distributions to the Holding Company and (ii) failure of the Association to retain a thrift charter or continue to maintain a specified qualifying-assets ratio and meet other thrift definition tests for New York State tax purposes. At September 30, 2001, the Association's unrecognized deferred tax liabilities with respect to its Federal and State tax bad debt reserves totaled $1.3 million.

(9) OTHER NON-INTEREST EXPENSE

      The components of other non-interest expense are as follows for the years ended September 30:


                                                                           2001          2000           1999
                                                                           ----          ----           ----
                                                                                              (In thousands)

                  Professional services                                     $   574       $   530        $   435
                  Advertising and promotion                                     317           387            398
                  Telephone and postage                                         258           246            195
                  Stationery and printing                                       146           161            154
                  Insurance and surety bond premiums                            130           146            105
                  Correspondent bank fees                                       116           125            107
                  Other                                                         818           706            518
                                                                        ------------  ------------   ------------
                            Total                                           $ 2,359       $ 2,301        $ 1,912
                                                                        ============  ============   ============


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

      The following table sets forth changes in benefit obligation, changes in plan assets and the funded status of the Association's pension plan and amounts recognized in the consolidated balance sheets at September 30:


                                                              2001         2000
                                                            -------      -------
                                                              (IN THOUSANDS)
CHANGE IN BENEFIT OBLIGATION:
       Projected benefit obligation - beginning of year     $ 1,880      $ 1,813
       Service cost                                             392          127
       Interest Cost                                            134          124
       Actuarial loss                                           (64)         (84)
       Benefits paid                                            (83)        (100)
                                                            -------      -------
       Projected benefit obligation - end of year             2,259        1,880
                                                            -------      -------

CHANGE IN PLAN ASSETS:
       Plan assets at fair value - beginning of year          2,462        2,326
       Actuarial return on plan assets                         (195)         236
       Employer contributions                                    --           --
       Benefits paid                                            (83)        (100)
                                                            -------      -------
       Plan assets at fair value - end of year                2,184        2,462
                                                            -------      -------

Funded status at end of year                                    (75)         582
Unrecognized net actuarial (gain) loss                          246          (90)
Unrecognized prior service cost                                  52         (218)
                                                            -------      -------
       Prepaid pension cost                                 $   223      $   274
                                                            =======      =======

      The components of net pension expense are as follows for the years ended September 30:


                                                                     2001         2000       1999
                                                                     -----        -----      ----
                                                                            (In thousands)

Service cost (benefits earned during the year)                          $ 120      $ 127      $ 101
Interest cost on projected benefit obligation                             134        125         94
Actual return on plan assets                                             (204)      (193)      (173)
Net amortization and deferral                                               1        (17)       (17)
                                                                   -----------   --------   --------
             Net pension (credit) expense                               $  51      $  42      $   5
                                                                   ===========   ========   ========


      The projected benefit obligations at September 30, 2001 and 2000 was computed using discount rates of 7.0% and rates of compensation increases of 4.0%. The expected long-term rate of return on plan assets was 8.5%.

      The Company entered into a non-qualified Supplemental Executive Retirement Agreement with an executive officer, effective January 1, 1997, to provide retirement benefits in addition to the benefits provided by the pension plan. The projected benefit obligation at September 30, 2001 and 2000 was approximately $1.7 million and $263,000, respectively. This amount was computed using a discount rate of 7.25% and a rate of compensation increase of 4.0%. Pension expense for this agreement amounted to $42,000 in fiscal 2001, $42,000 in fiscal 2000 and $41,000 in fiscal 1999.

      The Company also entered into a non-qualified ESOP Equalization Executive Retirement Plan with an executive officer, effective April 1, 1997, to provide retirement benefits in addition to the benefits provided by the ESOP plan. The projected benefit obligation at September 30, 2001 and 2000 was approximately $195,000 and $111,000, respectively. This amount was based on a benefit equal to approximately 8,900 shares of the Company's common stock, at a price of $21.90 per share. Pension expense for this agreement amounted to $180,000 in fiscal 2001 and none in the prior years.

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

      Shares purchased by the ESOP are held in a suspense account by the plan trustee until allocated to participant accounts. Shares released from the suspense account are allocated to participants on the basis of their relative compensation. Participants become vested in the allocated shares over a period not to exceed five years. Any forfeited shares are allocated to other participants in the same proportion as contributions. A cumulative total of 157,119 shares have been allocated to participants through September 30, 2001. Compensation expense recognized with respect to these shares amounted to $531,000, $461,000 and $454,000 in fiscal 2001, 2000 and 1999, respectively, based on the average fair value of the Holding Company's common stock for each period. The cost of the 128,541 shares which have not yet been committed to be released to participant accounts is reflected as a reduction to stockholders' equity ($1.3 million at September 30, 2001). The fair value of these shares was approximately $2.8 million at that date.

      STOCK OPTION AND INCENTIVE PLAN

      On October 30, 1996, the stockholders approved the Yonkers Financial Corporation 1996 Stock Option and Incentive Plan. Under the plan, 357,075 shares of authorized but unissued Holding Company common stock are reserved for issuance to employees and non-employee directors upon option exercises. Options may be either non-qualified stock options or incentive stock options. Each option entitles the holder to purchase one share of common stock at an exercise price equal to the fair market value of the stock on the grant date. An initial grant of 264,951 options was made, effective October 30, 1996, at an exercise price of $12.875 per share. Options were granted later in fiscal 1997 for 3,000 shares at an exercise price of $16.625 per share, in fiscal 1998 for 3,000 shares at an exercise price of $21.625 per share, in fiscal 1999 for 10,563 shares at an exercise price of $14.125 per share, in fiscal 2000 for 14,000 shares at an exercise price of $16.625 per share and in fiscal 2001 for 24,250 shares at an exercise price of $18.00 per share. All options granted have a ten-year term and vest ratably over five years. No options were exercised through September 30, 2001 and the 319,764 outstanding options had a weighted average remaining term of approximately 5.6 years. At September 30, 2001, a total of 223,186 options with a weighted average exercise price $13.06 were exercisable and 37,311 reserved shares were available for future option grants.

      Options were granted at exercise prices equal to the fair value of the common stock at the grant dates. Therefore, in accordance with the provisions of APB Opinion No. 25 related to fixed stock options, no compensation expense is recognized with respect to options granted. Under the alternative fair-value-based method defined in SFAS No. 123, the fair value of all fixed stock options on the grant date would be recognized as expense over the vesting period. The estimated per-share fair value of options granted in fiscal 2001, 2000 and

1999 was $8.26, $7.07 and $5.57, respectively, estimated using the Black-Scholes option-pricing model with assumptions approximately as follows: dividend yield of 1.6% in fiscal 2001 and 2.3% in fiscal 2000 and 1.8% in fiscal 1999; expected volatility rate of 45.7% in fiscal 2001 and 41.3% in fiscal 2000 and 38.3% in fiscal 1999; risk-free interest rate of 4.9% in fiscal 2001, 6.5% in fiscal 2000 and 4.6 % in fiscal 1999; and expected option life of 7.0 years. Had the Company applied the fair-value-based method of SFAS No. 123 to the options granted, it would have reported net income, basic EPS and diluted EPS of $3.6 million, $1.73 and $1.68, respectively, in fiscal 2001; $2.9 million, $1.46 and $1.43, respectively, in fiscal 2000 and $2.5 million, $1.05 and $1.03, respectively, in fiscal 1999.

      MANAGEMENT RECOGNITION PLAN

      On October 30, 1996, the stockholders also approved the Yonkers Financial Corporation 1996 MRP. The purpose of this plan is to provide directors, officers and employees with a proprietary interest in the Company in a manner designed to encourage such individuals to remain with the Company. Awards granted under this plan vest ratably over five years from the date of grant. The Holding Company completed the funding of the plan in November 1996 by purchasing 142,830 shares of common stock in the open market at a total cost of approximately $1.8 million. MRP awards for 5,000 of these shares were awarded in fiscal 1999 and 108,905 of these shares were made in fiscal 1997, with the remaining 28,925 purchased shares included in treasury stock and available for future awards. Unearned compensation of $1.5 million was recorded with respect to the shares awarded, and $292,000, $292,000 and $289,000 of that amount was amortized to compensation expense in fiscal 2001, 2000 and 1999, respectively.

(11) STOCKHOLDERS' EQUITY

      CONVERSION AND STOCK OFFERING

      Concurrent with the Conversion on April 18, 1996, the Holding Company sold 3,570,750 shares of its common stock in a subscription and community offering at a price of $10 per share, for net proceeds of $34.6 million after deducting conversion costs of $1.1 million. The Holding Company used $17.3 million of the net proceeds to acquire all of the common stock issued by the Association in the Conversion. Total common shares issued and outstanding were 2,228,739 at September 30, 2001 and 2000 (net of 1,342,011 treasury shares).

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

      The following is a summary of the number of shares utilized in the Company's EPS calculations for the years ended September 30, 2001, 2000 and 1999. For purposes of computing basic EPS, net income applicable to common stock equaled net income for each of the periods presented.


                                                                           2001             2000              1999
                                                                   ------------------------------------------------
                                                                                     (In thousands)
Weighted average common shares outstanding
   for computation of basic EPS (1)                                       2,059           2,011           2,362
  Common-equivalent shares due to the dilutive effect of
   stock options and MRP awards (2)                                          72              48 (4)          47 (5)
                                                                   ------------------------------------------------
Weighted average common shares for
   computation of diluted EPS                                             2,131           2,059           2,409
                                                                   ------------------------------------------------

(1) Excludes unvested MRP awards and unallocated ESOP shares that have not been committed to be released.
(2)   Computed using the treasury stock method.
(3) Options to purchase 3,000 shares of common stock at $21.63 per share were outstanding at September 30, 2001, but were not included in the computation of diluted EPS because the option price was greater than the average market price of the common shares for the year ended September 30, 2001.
(4) Options to purchase 20,000 shares of common stock between $16.63 per share and $21.63 per share were outstanding at September 30, 2000, but were not included in the computation of diluted EPS because the option price was greater than the average market price of the common shares for the year ended September 30, 2000.
(5) Options to purchase 6,000 shares of common stock between $16.63 per share and $21.63 per share were outstanding at September 30, 1999, but were not included in the computation of diluted EPS because the option price was greater than the average market price of the common shares for the year ended September 30, 1999.

      COMPREHENSIVE INCOME

      Comprehensive income represents net income and certain amounts reported directly in stockholders' equity, such as the net unrealized gain or loss on securities available for sale. The company has reported its comprehensive income for fiscal 2001, 2000 and 1999 in the consolidated statements of changes in stockholders' equity.

      The company's other comprehensive income or loss (other than net income), which is attributable to gains and losses on securities available-for-sale, is summarized as follows for the years ended September 30:


                                                           2001            2000            1999
                                                           ----            ----            ----
                                                                        (In thousands)
Net unrealized holding gains (losses) arising
  during the period                                         $ 6,260           $ (201)      $ (6,192)
Related income tax effect                                    (2,450)              62          2,495
                                                        ------------   --------------  -------------
Other comprehensive (loss) income                           $ 3,810           $ (139)      $ (3,697)
                                                        ============   ==============  =============


      CAPITAL DISTRIBUTIONS

      The Association may not declare or pay cash dividends on or repurchase any of its shares of common stock if the effect thereof would cause its stockholder's equity to be reduced below applicable regulatory capital requirements or the amount required to be maintained for the liquidation account. The OTS capital distribution regulations applicable to savings institutions (such as the Association) that meet their regulatory capital requirements, generally limit dividend payments in any year to the greater of
(i) 100% of year-to-date net income plus an amount that would reduce surplus capital by one-half or (ii) 75% of net income for the most recent four quarters. Surplus capital is the excess of actual capital at the beginning of the year over the institution's minimum regulatory capital requirement. The Association paid $0, $2.3 million and $4.0 million in dividends to the Holding Company in fiscal 2001, 2000 and 1999, respectively.

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

      Pursuant to approvals received from the OTS, through September 30, 2001 the Holding Company has repurchased 1,455,916 shares of common stock for its treasury (or approximately 40.8% of its common stock issued). These repurchases were made in open market transactions, at a total cost of $23.5 million or an average of approximately $16.14 per share. These repurchases have been used, in part, to fund shares awarded under the MRP described in note 10.

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

      Management believes that, as of September 30, 2001 and 2000, the Association met all capital adequacy requirements to which it is subject. Further, the most recent OTS notification categorized the Association as a well-capitalized institution under the prompt corrective action regulations. There have been no conditions or events since that notification that management believes have changed the Association's capital classification.

      The following is a summary of the Association's actual capital amounts and ratios as of September 30, 2001 and 2000, compared to the OTS requirements for minimum capital adequacy and for classification as a well-capitalized institution:


                                                          MINIMUM CAPITAL              CLASSIFICATION AS
                              ASSOCIATION ACTUAL             ADEQUACY                   WELL CAPITALIZED
                          ------------------------    -------------------------    --------------------------
                              AMOUNT         RATIO      AMOUNT         RATIO          AMOUNT          RATIO
                              ------         -----      ------         -----          ------          -----
                                                       (DOLLARS IN THOUSANDS)


SEPTEMBER 30, 2001
Tangible capital             $ 38,368         6.8 %        $ 8,524         1.5 %           N/A           N/A
Tier I (core)capital           38,368         6.8           22,732         4.0        $ 28,415           5.0 %
Risk-based capital:
     Tier I                    38,368        13.3              N/A         N/A          17,343           6.0
     Total                     40,370        14.0           23,124         8.0          28,905          10.0

SEPTEMBER 30, 2000
Tangible capital             $ 34,645         6.6 %        $ 7,847         1.5 %           N/A           N/A
Tier I (core)capital           34,645         6.6           20,924         4.0        $ 26,155           5.0 %
Risk-based capital:
     Tier I                    34,645        14.5              N/A         N/A          14,315           6.0
     Total                     36,348        15.2           19,086         8.0          23,858          10.0


(12) COMMITMENTS AND CONTINGENCIES

      OFF-BALANCE SHEET FINANCIAL INSTRUMENTS

      The Company had outstanding commitments to originate loans of $39.2 million and unadvanced lines of credit extended to customers of $2.7 million at September 30, 2001 ($23.8 million and $3.2 million, respectively, at September 30, 2000). Although these contractual amounts represent the Company's maximum potential exposure to credit loss, they do not necessarily represent future cash requirements since certain commitments and lines of credit may expire without being funded and others may not be fully drawn upon. Substantially all of these commitments and lines of credit have been provided to customers within the Company's primary lending area described in note 3.

      Commitments to originate loans are legally binding agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments have fixed expiration dates (generally ranging up to 45 days) or other termination clauses and may require the payment of a fee by the customer. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral, if any, obtained by the Company upon extension of credit, is based on management's credit evaluation of the borrower. The Company's loan origination commitments at September 30, 2001 include $23.2 million for fixed-rate loans with a weighted average interest rate of 7.31%

      Unused lines of credit are legally binding agreements to lend a customer as long as there is no violation of any condition established in the contract. Lines of credit generally have fixed expiration dates or other termination clauses. The amount of collateral obtained, if deemed necessary by the Company, is based on management's credit evaluation of the borrower.

      At September 30, 2001, the Company had a commitment to sell mortgage loans of $5.6 million. Loan sale commitments are used from time to time in order to limit the interest rate and market risk associated with loans held for sale and commitments to originate loans held for sale. Risks associated with commitments to sell mortgage loans include the possible inability of the counterparties to meet the contract terms, or of the Company to originate loans to fulfill the contracts. The Company controls its risk by entering into these agreements only with highly-rated counterparties

      LEASE COMMITMENTS

      The Company is obligated under non-cancelable leases for certain of its banking premises. Rental expense under these leases was $575,000, $562,000 and $420,000 for the years ended September 30, 2001, 2000 and 1999, respectively. At September 30, 2001, the future minimum rental payments under the lease agreements for the fiscal years ending September 30 are $500,000 in 2002, $389,000 in 2003, $296,000 in 2004, and $32,000 in 2005.

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

      The following is a summary of the carrying amounts and fair values of the Company's financial assets and liabilities (none of which were held for trading purposes) at September 30:


                                                                     2001                         2000
                                                      -----------------------------      -----------------------
                                                        CARRYING          FAIR            CARRYING         FAIR
                                                         AMOUNT           VALUE            AMOUNT         VALUE
                                                      ---------------   -----------      ----------    ---------
                                                                               (IN MILLIONS)
FINANCIAL ASSETS:
  Cash and due from banks                                     $ 31.8        $ 31.8          $ 10.2       $ 10.2
  Securities                                                   124.4         124.6           128.6        128.5
  Real estate mortgage loans held for sale                       5.6           5.6             2.7          2.7
  Loans receivable                                             387.3         395.3           364.2        355.6
  Accrued interest receivable                                    3.1           3.1             3.2          3.2
  FHLB stock                                                     6.6           6.6             9.3          9.3

FINANCIAL LIABILITIES:
  Savings certificate accounts                                 222.1         227.5           193.2        192.6
  Other deposit accounts                                       167.4         168.4           131.9        131.9
  Borrowings                                                   129.6         139.7           157.4        157.0

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

      The fair values of the loan origination commitments and unadvanced lines of credit described in note 12 were estimated based on an analysis of the interest rates and fees currently charged to enter into similar transactions, considering the remaining terms of the instruments and the creditworthiness of the potential borrowers. At September 30, 2001 and 2000, the fair values of these financial instruments approximated the related carrying amounts which were not significant.

(14) RECENT ACCOUNTING PRONOUNCEMENTS

      In September 2000, the FASB issued SFAS No. 140, ACCOUNTING FOR TRANSFERS AND SERVICING OF FINANCIAL ASSETS AND EXTINGUISHMENTS OF LIABILITIES. SFAS No. 140 replaces SFAS No. 125 and revises the standards for accounting and reporting for securitizations and other transfers of financial assets and extinguishments of liabilities. SFAS No. 140 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. SFAS No. 140 is effective for recognition and reclassifications of collateral and for disclosures relating to securitization transactions and collateral for fiscal years after December 15, 2000. The implementation of SFAS No. 140 will not have a material impact on the Company's consolidated financial statement.

(15) PARENT COMPANY CONDENSED FINANCIAL INFORMATION

      Set forth below are the condensed balance sheets of Yonkers Financial Corporation as of September 30, 2001 and 2000, and its condensed statements of income and cash flows for the periods indicated:


                                                               SEPTEMBER 30,
                                                        ----------------------------
                                                            2001           2000
                                                        -------------  -------------
                                                               (IN THOUSANDS)
CONDENSED BALANCE SHEETS
ASSETS
     Cash                                                   $ 2,002      $    83
     Securities                                                 500        2,788
     Investment in subsidiary                                39,533       32,003
     Other assets                                               706           74
                                                            -------      -------
       Total assets                                         $42,741      $34,948
                                                            =======      =======

LIABILITIES AND STOCKHOLDERS' EQUITY
     Liabilities                                            $   160      $    66
     Stockholders' equity                                    42,581       34,882
                                                            -------      -------
       Total liabilities and stockholders' equity           $42,741      $34,948
                                                            =======      =======


                                                                                 YEAR ENDED SEPTEMBER 30,
                                                                            -----------------------------------
                                                                               2001         2000         1999
                                                                             -------      -------      -------
                                                                                         (IN THOUSANDS)
CONDENSED STATEMENTS OF INCOME
Dividends received from subsidiary                                           $    --      $ 2,300      $ 4,000
Interest income                                                                  192          267          353
Non-interest income                                                              417           40           58
Non-interest expense                                                            (465)        (408)        (207)
                                                                             -------      -------      -------
     Income before income tax expense and effect of subsidiary earnings          144        2,199        4,204
Income tax expense                                                                52          (43)          68
                                                                             -------      -------      -------
     Income before effect of subsidiary earnings                                  92        2,242        4,136
Effect of subsidiary earnings:
     Earnings of subsidiary, net of dividends                                  3,722          899       (1,473)
                                                                             -------      -------      -------
       Net income                                                            $ 3,814      $ 3,141      $ 2,663
                                                                             =======      =======      =======


                                                                                  YEAR ENDED SEPTEMBER 30,
                                                                             ---------------------------------
                                                                               2001        2000          1999
                                                                             -------      -------      -------
                                                                                      (IN THOUSANDS)
CONDENSED STATEMENTS OF CASH FLOWS
Cash flows from operating activities:
     Net income                                                              $ 3,814      $ 3,141      $ 2,663
     Adjustments to reconcile net income to net cash
       provided by operating activities:
          Earnings of subsidiary, net of dividends                            (3,722)        (899)       1,473
          Other adjustments, net                                                 (86)      (1,411)       3,122
                                                                             -------      -------      -------
             Net cash provided by operating activities                             6          831        7,258
                                                                             -------      -------      -------
Cash flows from investing activities:
     Purchases of securities                                                    (576)        (402)        (465)
     Proceeds from sales and calls of securities                               3,261          369        2,661
                                                                             -------      -------      -------
             Net cash provided by (used in)  investing activities              2,685          (33)       2,196
                                                                             -------      -------      -------
Cash flows from financing activities:
     Common stock repurchased                                                     --         (171)      (8,741)
     Dividends paid                                                             (772)        (761)        (765)
                                                                             -------      -------      -------
             Net cash used in financing activities                              (772)        (932)      (9,506)
                                                                             -------      -------      -------
Decrease in cash and cash equivalents                                          1,919         (134)         (52)
Cash and cash equivalents at beginning of period                                  83          217          269
                                                                             -------      -------      -------
Cash and cash equivalents at end of period                                   $ 2,002      $    83      $   217
                                                                             =======      =======      =======


(16) SUBSEQUENT EVENT

      On November 13, 2001 Atlantic Bank of New York ("ABNY") and the Company signed a definitive agreement whereby ABNY will acquire the Company for an aggregate purchase price of approximately $69.6 million in cash or $29.00 per share for each share of YFCB's common stock issued and outstanding. Upon completion of the transaction, Yonkers Savings and Loan Association, FA, will merge into ABNY. Completion of the transaction is subject to certain conditions including the approval of the definitive agreement by the shareholders of the Company and the approval of the transaction by the appropriate bank authorities. The transaction is expectecd to close in the first half of 2002.

(17) SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

      The following is a summary of unaudited quarterly financial data for the fiscal years ended September 30, 2001 and 2000:


                                                             Three Months Ended
                                             ---------------------------------------------------
                                             December 31    March 31       June 30  September 30
                                             -----------    --------       -------  ------------
                                                    (In thousands, except per share data)
FISCAL 2001
Interest and dividend income                   $9,540        $9,547        $9,478        $9,499
Interest expense                                6,186         6,013         5,919         5,790
                                               ------        ------        ------        ------
       Net interest income                      3,354         3,534         3,559         3,709
Provision for loan losses                          75            75            75            75
Non-interest income                               599           769           745         1,209
Non-interest expense                            2,522         2,752         2,793         3,251
                                               ------        ------        ------        ------
       Income before income tax expense         1,356         1,476         1,436         1,592
Income tax expense                                496           544           458           548
                                               ------        ------        ------        ------
       Net income                              $  860        $  932        $  978        $1,044
                                               ======        ======        ======        ======

Earnings per common share:
       Basic                                   $ 0.43        $ 0.45        $ 0.47        $ 0.50
       Diluted                                   0.41          0.44          0.46          0.48
                                               ======        ======        ======        ======

FISCAL 2000
Interest and dividend income                   $8,588        $8,971        $9,229        $9,304
Interest expense                                5,136         5,449         5,711         5,834
                                               ------        ------        ------        ------
       Net interest income                      3,452         3,522         3,518         3,470
Provision for loan losses                          35            35            75            75
Non-interest income                               310           418           413           452
Non-interest expense                            2,603         2,646         2,491         2,600
                                               ------        ------        ------        ------
       Income before income tax expense         1,124         1,259         1,365         1,247
Income tax expense                                420           465           500           469
                                               ------        ------        ------        ------
       Net income                              $  704        $  794        $  865        $  778
                                               ======        ======        ======        ======

Earnings per common share:
       Basic                                   $ 0.35        $ 0.40        $ 0.43        $ 0.38
       Diluted                                   0.34          0.39          0.42          0.38
                                               ======        ======        ======        ======

MANAGEMENT'S REPORT

   Management is responsible for the preparation and integrity of the consolidated financial statements and other information presented in this annual report. The consolidated financial statements have been prepared in conformity with the generally accepted accounting principles and reflect management's judgments and estimates with respect to certain events and transactions.

   Management is responsible for maintaining a system of internal control. The purpose of the system is to provide reasonable assurance that transactions are recorded in accordance with management's authorization; that assets are safeguarded against loss or unauthorized use; and that the underlying financial records support the preparation of financial statements. The system includes the communication of written policies and procedures, selection of qualified personnel, appropriate segregation of responsibilities and the ongoing internal audit function.

   The Board of Directors meets periodically with Company management, the internal auditor, and the independent auditors, KPMG LLP, to review matters relative to the quality of financial reporting, internal controls, and the nature, extent and results of audit efforts.

   The independent auditors conduct an annual audit to enable them to express an opinion on the Company's consolidated financial statements. In connection with the audit, the independent auditors consider the Company's internal controls to the extent they consider necessary to determine the nature, timing and extent of their audit procedures.

Richard F. Komosinski                     Joseph D. Roberto
President and Chief Executive Officer     Senior Vice President,
                                           Treasurer and Chief Financial Officer

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Yonkers Financial Corporation:

   We have audited the accompanying consolidated balance sheets of Yonkers Financial Corporation and Subsidiary (the "Company") as of September 30, 2001 and 2000, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended September 30, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis of our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Yonkers Financial Corporation and Subsidiary as of September 30, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 2001 in conformity with accounting principles generally accepted in the United States of America.

New York, New York

November 2, 2001, except for Note 16, which is as of November 14, 2001

                          YONKERS FINANCIAL CORPORATION
                             STOCKHOLDER INFORMATION

ANNUAL MEETING

The annual meeting of stockholders will be held at 6:00 p.m., March 19, 2002, at The Yonkers Savings and Loan Association, FA, located at 2320 Central Park Avenue, Yonkers, New York.

STOCK LISTING

The Company's stock is traded over the counter, on the NASDAQ National Market under the symbol "YFCB".

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

The table below shows the range of high and low bid prices and dividends paid for the quarters indicated. The prices do not represent actual transactions and do not include retail markups, markdowns or commissions.


              QUARTER ENDED          HIGH         LOW         DIVIDENDS
              -------------          ----         ---         ---------
              December 31, 1999      18 1/2       16 5/8         0.09

              March 31, 2000         17 3/4       14             0.09

              June 30, 2000          15 13/16     13 7/8         0.09

              September 30, 2000     16 3/8       15 1/8         0.09

              December 31, 2000      16 3/4       14             0.09

              March 31, 2001         18 3/8       15 3/4         0.09

              June 30, 2001          22 1/8       17 1/16        0.09

              September 30, 2001     25 5/32      21 7/16        0.10

The payment of cash dividends is dependent on the results of operations and financial condition of the Company, tax considerations, industry standards, economic conditions, general business practices and other factors. Dividend payment decisions are made with consideration of a variety of factors including earnings, financial condition, market considerations and regulatory restrictions. Under an Agreement and Plan of Merger with Atlantic Bank of New York, dated November 13, 2001, the Company is prohibited from paying any cash dividends other than its dividend of $0.10 per share paid in November 2001 and the next regular quarterly dividend not to exceed $0.10 per share. Also, restrictions on dividend payments are described in Note 11 of the Notes to Consolidated Financial Statements included in this report.

As of September 30, 2001, the Company had approximately 390 registered stockholders and 2,228,739 outstanding shares of common stock.


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
(914) 965-2500

ANNUAL AND OTHER REPORTS

The Company is required to file an annual report on Form 10-K for its fiscal year ended September 30, 2001, with the Securities and Exchange Commission. Copies of the Form 10-K annual report and the Company's quarterly reports may be obtained without charge by contacting:

                          YONKERS FINANCIAL CORPORATION
                              CORPORATE INFORMATION




COMPANY AND BANK ADDRESS
6 Executive Plaza                                         Telephone         (914) 965-2500
Yonkers, New York 10701                                   Fax               (914) 965-2599
                                                          Internet         www.Yonkers.com


BOARD OF DIRECTORS
WILLIAM G. BACHOP, CHAIRMAN                               RICHARD F. KOMOSINSKI
Retired professional engineer and President of            President and Chief Executive Officer
Herbert G. Martin, Inc.                                   The Yonkers Savings and Loan Association,

DONALD R. ANGELILLI                                       CHARLES D. LOHRFINK
A real estate broker employed by Weichert Realtors        Retired Public Affairs Director for
                                                          Consolidated Edison

SUSAN FRIEND
A partner with the CPA firm of Bennett,                   MICHAEL J. MARTIN
Kielson, Storch, DeSantis & Company, LLP                  Vice President of Herbert G. Martin, Inc.

FREDRIC H. GOULD
Chairman, BRT Realty Trust                                EBEN T. WALKER
General Partner, Gould Investors, LP                      President of Graphite Metallizing Corporation



OFFICERS

RICHARD F. KOMOSINSKI                                     JOSEPH L. MACCHIA
President and Chief Executive Officer                     Senior Vice President, Secretary

JOSEPH D. ROBERTO                                         PHILIP GUARNIERI
Senior Vice President, Treasurer and                      Senior Vice President
Chief Financial Officer

KATHY KOWLER
Vice President


INDEPENDENT AUDITORS                                      SPECIAL COUNSEL

KPMG LLP                                                  Jenkens & Gilchrist
757 Third Avenue                                          Suite 600
New York, New York  10017                                 1919 Pennsylvania Avenue, N.W.
                                                          Washington, D.C.  20006